6/15

08003288

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Genting Berhad

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUN 18 2008 E

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 04962 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
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OICF/BY: dw

DAT : 6/17/08

GENTING


ing International
GENTING INTERNATIONAL P.L.C.
ANNUAL REPORT
2007
2007
ANNUAL REPORT
2007

ANNUAL REPORT
2007

GENTING GROUP

We are a leading multinational corporation committed to enhancing shareholder value and maintaining long-term sustainable growth in our core businesses.

OUR MISSION

We will:

1. Be responsive to the changing demands of our customers and excel in providing quality products and services.

2. Be committed to innovation and the adoption of new technology to achieve competitive advantage.

3. Generate a fair return to our shareholders.

4. Pursue personnel policies which recognise and reward performance and contributions of employees and provide proper training, development and opportunities for career advancement.

5. Be a responsible corporate citizen, committed to enhancing corporate governance and transparency.

CONTENTS

GENTING

www.genting.com

Asia's leading multinational corporation

The Genting Group is Malaysia's leading multinational corporation and one of Asia's best-managed companies. The Group has over 27,000 employees, 11,000 acres of prime resort land and more than 80,000 hectares of plantation land.

The Genting Group is the collective name for Genting Berhad and its subsidiaries that comprises four listed entities with a combined market capitalisation of about RM62 billion (US$19 billion).

The Group via Genting International P.L.C. ("Genting International") (www.gentinginternational.com) is a leading resort development specialist with over 20 years of international gaming expertise and global experience in developing, operating and/or marketing internationally acclaimed casinos and integrated resorts in different parts of the world, including Australia, the Americas, Malaysia, the Philippines and the United Kingdom ("UK").

In 2006, Genting International won a competitive tender to build and operate an integrated resort in Singapore's Sentosa Island, called Resorts World at Sentosa. To be opened in 2010, this integrated resort will house Universal Studios Singapore, Quest Marine Life Park - the world's largest oceanarium and the offices of Mark Burnett Productions Asia.

Genting International is also the largest casino operator in the UK where its subsidiary, Genting Stanley, has a total of 46 casinos - 41 in provinces and 5 of the most prestigious casinos in London (i.e. Crocksford Club, Maxims Casino Club, The Colony Club, The Palm Beach and London Mint).

The Genting Group was founded in 1965 by the late Tan Sri (Dr.) Lim Goh Tong with the development of a beautiful highlands resort, named Genting Highlands Resort (www.genting.com.my). Located at the peak of Mount Ulu Kali, 2,000 metres above sea level and 58 kilometres from Kuala Lumpur in Malaysia, it is now one of the world's leading integrated entertainment resorts, attracting 19.6 million visitors in 2007.

Under the leadership of Tan Sri Lim Kok Thay, the Genting Group continues to grow from strength to strength. His commitment to excellence, innovation and growth has resulted in the birth of premier global brand names.

Genting Highlands Resort was voted the World's Leading Casino Resort (2005 and 2007) and Asia's Leading Casino Resort from 2005 to 2007 by World Travel Awards.

The resort offers 6 hotels with 10,000 rooms, over 50 fun rides, 170 dining and shopping outlets, mega shows, international business convention facilities and endless entertainment - all in one location. At 2,000 metres (6,000 feet) above sea level, it enjoys fresh cool climate all year round and splendid views of its natural surrounding highlands. One of its hotels, First World Hotel is the world's largest hotel with 6,118 rooms (officially acknowledged by Guinness World Records and Ripley's Believe It Or Not).

Genting Highlands Resort is owned and operated by Resorts World Bhd ("Resorts World"). In addition, Resorts World owns and manages the Awana chain of hotel resorts in Malaysia (www.awana.com.my), comprising Awana Genting Highlands Golf & Country Resort, Awana Kijal Golf, Beach & Spa Resort, Terengganu and Awana Porto Malai, Langkawi.

One of the country's lowest cost producers of palm oil, the Genting Group's plantation arm, Asiatic Development Berhad (www.asiatic.com.my), has over 80,000 hectares of land in Malaysia and Indonesia. It has some property development projects in the states of Johor, Kedah and Melaka and has a joint venture project developing more land in Indonesia into oil palm plantation.

Asiatic through its subsidiary Asiatic Centre for Genome Technology Sdn Bhd ("ACGT"), has also formed a joint venture with US-based Synthetic Genomics, Inc. In line with its aim to be a world-class centre of excellence in genomic science in Malaysia, ACGT is receiving technical assistance from the highly acclaimed US-based J. Craig Venter Institute to explore the use of genomics-based techniques to improve yields and profit streams of oil palm.

Operating in Malaysia, India and China, the Group's Power Division is a considerable force in the industry with a net attributable capacity of 1,450MW. Its two key assets are the 720MW Kuala Langat gas-fired plant in Malaysia and the 724MW Meizhou Wan coal-fired plant in Fujian, China. In March 2007, the Group divested its paper and packaging businesses to focus on its other core businesses.

The Oil & Gas Division via Genting Oil & Gas Limited (www.gentingoil.com) is the only private Malaysian oil and gas production and exploration company. In China, the division operates an onshore-enhanced recovery oilfield under a Petroleum Contract with Sinopec. In Indonesia, the division has interests in three Production Sharing Contracts signed with BPMIGAS (Indonesia's oil and gas supervisory body).

The Genting Group is committed to continue to grow strongly as a leading Asian multinational corporation.

T R I B U T E



Our Beloved Founder
One of Asia's greatest entrepreneurs
A man of great vision and integrity
Who persevered and conquered all odds
And achieved dreams seemingly impossible.

A good husband, father and friend to all
Few hearts are like his, of humility and warmth
A man who led by example
Whose actions spoke louder than words
Who gave his all to this nation.

TAN SRI (DR.) LIM GOH TONG

28 February 1918 – 23 October 2007

The story of Lim Goh Tong, founder of the Genting Group, is a unique, inspiring Malaysian success story. He arrived in Malaysia in 1937 as a penniless young man without any tertiary education and went on to create the Genting Group – one of Asia's leading conglomerates.

He was often named amongst the world's most successful Asian entrepreneurs. To many, he was the legend who at the age of 47, embarked on a vision of turning a remote mountain into today's highly successful Genting Highlands Resort – Malaysia's premier tourist destination.

His life story and values are an inspiration to all. He dared to dream dreams and had the courage and conviction to turn them into reality. He did not study beyond primary school, yet was fearless in turning life's challenges into opportunities. His distinct entrepreneurial style blended street savvy with well-timed risk-taking and relentless hands-on management. He had a huge appetite for work, vacation was not in his vocabulary. But above all, he was extremely humble, often addressing himself as a simple traditional Chinese businessman.

Lim was born in 1918 in Anxi in China's southern Fujian province. He was the fifth child and second son of a vegetable-seed trader. When his father died, 16-year-old Lim left school and took over the trading business, hawking his goods along country roads.

Determined to support his mother and siblings financially, at 19 he ventured to work in Malaya. Starting as a carpenter, he went on to trade in used equipment and machinery, investing profits earned into small-scale mining ventures and plantations. Eventually, he established his own construction company called 'Kien Huat' and through dedication and hard work became a successful Class A contractor, completing many major public infrastructure projects.

After Malaysia's independence, he was awarded the contract to build the country's first dam – the RM12 million Ayer Itam Dam in Penang. His other major projects included the RM5.2 million Sultan Yahya Petra Bridge in Kota Bharu, the RM20 million Hydroelectric Power Project in Cameron Highlands and the RM54 million Kemubu Irrigation Scheme.

In 1964, while working in Cameron Highlands, he was inspired to build a highland resort for everyone to enjoy the cool mountain air. He identified Gunung Ulu Kali, a 1,800-metre high mountain plateau overlooking the country's capital, Kuala Lumpur, straddling the border between the states of Selangor and Pahang.

Many regarded this vision as an impossible dream, especially at a time when he could afford to retire comfortably. "The Genting project fitted my idea of an ideal business: Nobody else was interested in it," Lim wrote in his autobiography. Undeterred, he ploughed all his savings into turning his dream resort into reality. His humility, determination and proven track record as a contractor won the confidence of the authorities who approved his application to acquire and develop 6,000 hectares of land for the project.

On 8 August 1965, he began constructing the access road to the summit of Mount Ulu Kali through the dense tropical rainforest and rugged mountainous terrain. He devoted all his time, money and resources, even risking his life several times to complete this crucial access road within three years, instead of the original six-year target.

On 31 March 1969, when the foundation stone for the first hotel was laid, Malaysia's first Prime Minister Tunku Abdul Rahman Putra said the Government would consider a casino licence to further develop tourism in this remote area. On 28 April 1969, Malaysia granted its first and only casino licence to Genting.

On 8 May 1971, Genting Highlands Resort opened for business and became a great success story. Today, it is Malaysia's premier integrated resort and tourist destination attracting 19.6 million visitors in 2007. A vibrant 'City of Entertainment' – it offers six hotels (including the world's largest hotel) with ten thousand rooms, exhilarating fun rides, superb dining and shopping experiences, mega shows and international convention facilities.

From the humble beginnings of a 38-room hotel, Lim developed his Genting Group into a global empire spanning resorts, cruise ships, plantations, power generation and oil and gas exploration and production. The Genting Group is now known as one of Asia's leading and best-managed conglomerates. In the US, Lim bankrolled the Mashantucket Pequot Tribe in Connecticut to create one of the world's largest casino complexes, Foxwoods Resort Casino.

Lim retired on 31 December 2003 at age 85, handing over the reigns to his second son Kok Thay. After retiring, Lim spent most of his time at a villa he built in Gohtong Jaya, a township at the foothills of his beloved Genting Highlands.

A well-known philanthropist, he gave generously to the community through the Genting Group and Yayasan Lim, a family foundation established in 1978. He built the Chin Swee temple to honour the deity who inspired him to complete the access road to the peak of Mount Ulu Kali. For his contributions to the national economy and society, he was bestowed the title of 'Tan Sri' by HM the Yang di-Pertuan Agong in 1979 and an Honorary Doctorate of Entrepreneurship from University of Tunku Abdul Rahman in 2005.

Tan Sri (Dr.) Lim married Puan Sri Lee Kim Hua in 1944. They were blessed with six children (three sons and three daughters) and 19 grandchildren.

He passed away peacefully on 23 October 2007 and was laid to rest on 29 October 2007, after a week-long wake attended by his beloved family, friends, associates and dignitaries from all over the world.

His honesty, humility and wisdom will be deeply missed. His remarkable legacy lives on.

HIS INSPIRING LEGACY LIVES ON...

bringing you our in...

leisure & hospitality • power • plantation • property • oil & gas • cruising



Genting Highlands Resort
One of the world's leading integrated resort destinations



Resorts World at Sentosa
World-class integrated family resort in Singapore



Genting Stanley
Largest casino operator in the United Kingdom



Star Cruises
World's first global cruise line and Asia's leading cruise operator



Genting Power
A fast growing regional power player in Asia



Asiatic
One of Malaysia's lowest cost palm oil producers and a reliable property developer



Genting Oil & Gas
The only private Malaysian oil and gas exploration and production company

GENTING PREMIER BRANDS

GENTING

RESORTS WORLD BHD

GENTING
City of Entertainment

CLUB ELITE
GENTING

MAXIMS
GENTING

VIP
GENTING

GENTING INTERNATIONAL P.L.C.

Genting International
RESORTS & CASINOS

PALM BEACH

ASIATIC DEVELOPMENT BERHAD

Genting Oil & Gas Limited

Genting Power Holdings Limited

Exemption No. 82-4962

GROUP CORPORATE STRUCTURE

GENTING BERHAD (7916-A)
and its Principal Subsidiaries
and Associates
as at 15 May 2008

LEISURE & HOSPITALITY DIVISION

48.4%	**RESORTS WORLD BHD***
48.4%	First World Hotels & Resorts Sdn Bhd^
54.5%	**GENTING INTERNATIONAL P.L.C.****
54.5%	Resorts World at Sentosa Pte Ltd##
54.5%	Genting Stanley plc##
54.5%	E-Genting Holdings Sdn Bhd##
54.5%	Genting WorldCard Services Sdn Bhd##
30.3%	LANDMARKS BERHAD*

PLANTATION DIVISION

54.8%	**ASIATIC DEVELOPMENT BERHAD***
54.8%	Asiatic Tanjung Bahagia Sdn Bhd#
54.8%	Asiatic SDC Sdn Bhd#
54.8%	Asiatic Oil Mills (WM) Sdn Bhd#
54.8%	Asiatic Plantations (WM) Sdn Bhd#
54.8%	Asiatic Centre for Genome Technology Sdn Bhd#

PROPERTY DIVISION

54.8%	Asiatic Land Development Sdn Bhd#
100%	Oakwood Sdn Bhd
48.4%	Gentinggi Sdn Bhd^
48.4%	Kijal Resort Sdn Bhd^
54.8%	Setiamas Sdn Bhd#

POWER DIVISION

100%	Genting Power Holdings Limited
58.6%	Genting Sanyen Power Sdn Bhd
100%	Genting Power China Limited
30%	Lanco Kondapalli Power Pvt Ltd
36.3%	Aban Power Company Ltd

OIL & GAS DIVISION

95%	Genting Oil & Gas Limited
95%	Genting Oil & Gas (China) Limited
95%	Laila Limited

INVESTMENT HOLDING & MANAGEMENT SERVICES

100%	Genting Hotel & Resorts Management Sdn Bhd
100%	Awana Hotels & Resorts Management Sdn Bhd
100%	Genting Management and Consultancy Services Sdn Bhd
100%	Genting Overseas Holdings Ltd
48.4%	Resorts World Limited^
74%	Genting Lanco Power (India) Pvt Ltd

* Listed on Bursa Malaysia Securities Berhad.
** Listed on the Singapore Exchange Securities Trading Limited
^ Subsidiary of Resorts World Bhd.
\# Subsidiary of Asiatic Development Berhad.
\## Subsidiary of Genting International P.L.C.

CORPORATE DIARY

2007

15 January
Announcement of the Proposed Share Split involving the subdivision of each of the Company's existing ordinary shares of RM0.50 each into 5 ordinary shares of RM0.10 each ("Proposed Share Split") and the Proposed Amendments to the Memorandum and Articles of Association of the Company ("Proposed Amendments to the M&A").

27 February
Notice to Shareholders of the Extraordinary General Meeting ("EGM") in relation to the Proposed Share Split and Proposed Amendments to the M&A.

28 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2006.

16 March
Announcement of the disposal by Genting Sanyen (Malaysia) Sdn Bhd ("GSM"), an indirect 97.7% owned subsidiary of the Company of its paper and packaging businesses through the sale of the entire issued share capital of its subsidiaries which are involved in the paper and packaging businesses.

21 March
EGM in respect of the Proposed Share Split and Proposed Amendments to the M&A.

30 March
Announcement of the Entitlement Date for the Proposed Share Split.

16 April
Listing of and quotation for the ordinary shares of RM0.10 each in the Company on the Main Board of Bursa Malaysia Securities Berhad.

24 April
Announcement of the following :
(a) Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2006;
(b) Thirty-Ninth Annual General Meeting; and
(c) Proposed Renewal of Mandate for the Proposed Share Buy-Back.

24 May
Announcement of the Unaudited Consolidated Results of the Group for the first quarter ended 31 March 2007.

30 May
Notice to Shareholders of the Thirty-Ninth Annual General Meeting.

21 June
Thirty-Ninth Annual General Meeting.

24 July
Announcement of the completion of the disposal by GSM of its paper and packaging businesses and completion of the disposal by the Company of its 25,000,000 14% Redeemable Non-Convertible Cumulative Preference Shares of RM1.00 each in Genting Sanyen Industrial Paper Sdn Bhd, a wholly-owned subsidiary of GSM.

31 July
Announcement of the redesignation of Dato' Dr. R. Thillainathan as a Non-Independent Non-Executive Director of the Company upon his retirement as an Executive Director with effect from 30 July 2007.

23 August
Announcement of the following:
(a) Appointment of Mr Chin Kwai Yoong as an Independent Non-Executive Director of the Company and a member of the Audit Committee;
(b) Unaudited Consolidated Results of the Group for the second quarter ended 30 June 2007; and
(c) Entitlement Date for the Interim Dividend in respect of the half year ended 30 June 2007.

11 September
Announcement of the following:
(a) Resignation of Tan Sri Gunn Chit Tuan as an Independent Non-Executive Director of the Company and Chairman of the Audit Committee of the Company; and
(b) Appointment of Tan Sri Dr. Lin See Yan as the Chairman of the Audit Committee.

23 October
Demise of the Founder and Honorary Life Chairman of the Company, the late Tan Sri (Dr.) Lim Goh Tong.

19 November
Announcement of the resignation of Tan Sri Lim Kok Thay as a member of the Audit Committee of the Company.

22 November
Announcement of the following:
(a) Unaudited Consolidated Results of the Group for the third quarter ended 30 September 2007; and
(b) Special Dividend of 30.0 sen less 27% tax per ordinary share of 10 sen each in memory of the Founder and Honorary Life Chairman of the Company, the late Tan Sri (Dr.) Lim Goh Tong.

2008

28 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2007.

2 May
Announcement of the Proposed Renewal of authority for the Company to purchase its own shares and Proposed Exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998.

21 May
Announcement of the following:
(a) Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2007;
(b) Fortieth Annual General Meeting; and
(c) Proposed amendments to the Articles of Association of the Company.

DIVIDENDS		Announcement	Entitlement Date	Payment
2006	Final - 4.0 sen less tax per ordinary share of 10 sen each	28 February 2007	29 June 2007	24 July 2007
2007	Interim - 2.7 sen less tax per ordinary share of 10 sen each	23 August 2007	28 September 2007	25 October 2007
2007	Special – 30.0 sen less tax per ordinary share of 10 sen each	22 November 2007	6 December 2007	21 December 2007
2007	Proposed Final – 4.3 sen less tax per ordinary share of 10 sen each	28 February 2008	30 June 2008	23 July 2008*

* *Upon approval of Shareholders at the Fortieth Annual General Meeting.*

BOARD OF DIRECTORS

Tan Sri Lim Kok Thay	Chairman and Chief Executive
Tun Mohammed Hanif bin Omar	Deputy Chairman
Tan Sri Mohd Amin bin Osman	Executive Director
Dato' Dr. R. Thillainathan	Non-Independent Non-Executive Director
Mr Quah Chek Tin	Non-Independent Non-Executive Director
Dato' Paduka Nik Hashim bin Nik Yusoff	Independent Non-Executive Director
Tan Sri Dr. Lin See Yan	Independent Non-Executive Director
Mr Chin Kwai Yoong	Independent Non-Executive Director

AUDIT COMMITTEE

Tan Sri Dr. Lin See Yan
Chairman/Independent Non-Executive Director

Dato' Paduka Nik Hashim bin Nik Yusoff
Member/Independent Non-Executive Director

Mr Chin Kwai Yoong
Member/Independent Non-Executive Director

Mr Quah Chek Tin
Member/ Non-Independent Non-Executive Director

NOMINATION COMMITTEE

Tan Sri Dr. Lin See Yan
Chairman/Independent Non-Executive Director

Dato' Paduka Nik Hashim bin Nik Yusoff
Member/Independent Non-Executive Director

REMUNERATION COMMITTEE

Dato' Paduka Nik Hashim bin Nik Yusoff
Chairman/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman and Chief Executive

SECRETARY

Ms Loh Bee Hong

PRINCIPAL EXECUTIVE OFFICERS

Tan Sri Lim Kok Thay
Chairman and Chief Executive

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tan Sri Mohd Amin bin Osman
Executive Director

Mr Tan Kong Han
President and Chief Operating Officer

Mr Chong Kin Leong
Executive Vice President - Finance

Mr Justin Leong Ming Loong
Head of Strategic Investments and Corporate Affairs

Mr Ong Tiong Soon
Chief Executive Officer - Genting Sanyen Group

Mr Andrew Macdonald
Executive Vice President - Business Development

Ms Goh Lee Sian
Senior Vice President - Legal

Encik Azmi bin Abdullah
Group Treasurer

GENTING BERHAD

A public limited liability company
Incorporated and domiciled in Malaysia
Company No. 7916-A

REGISTERED OFFICE

24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur
Tel : +603 2178 2288/2333 2288
Fax : +603 2161 5304
E-mail : gbinfo@genting.com

REGISTRARS

Genting Management and Consultancy Services Sdn Bhd
24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur
Tel : +603 2178 2266/2333 2266
Fax : +603 2161 5304

STOCK EXCHANGE LISTING

Main Board of Bursa Malaysia Securities Berhad
(Listed on 28 December 1971)

AUDITORS

PricewaterhouseCoopers
(Chartered Accountants)

INTERNET HOMEPAGE

www.genting.com

DIRECTORS' PROFILE



TAN SRI LIM KOK THAY
Chairman and Chief Executive

Tan Sri Lim Kok Thay (Malaysian, aged 56), appointed on 17 August 1976, was redesignated as the Chairman and Chief Executive on 1 July 2007. He holds a Bachelor of Science Degree in Civil Engineering from the University of London. He attended the advanced management programme of Harvard Business School, Harvard University in 1979. He is also the Chairman and Chief Executive of Resorts World Bhd, the Chief Executive and a Director of Asiatic Development Berhad, the Executive Chairman of Genting International P.L.C. and the Chairman of Genting Stanley plc.

In addition, he sits on the Boards of other Malaysian and foreign companies. He has served in various positions within the Group since 1976. He also sits on the Board of trustees of several charitable organisations in Malaysia.

Tan Sri Lim holds a total of 10,369,000 ordinary shares in the Company, 1,660,000 ordinary shares in Resorts World Bhd, 369,000 ordinary shares in Asiatic Development Berhad and 198,000 ordinary shares in Genting International P.L.C.; and has a share option to subscribe for 2,500,000 ordinary shares in the Company, a share option to subscribe for 2,340,000 ordinary shares in Resorts World Bhd and a share option to subscribe for 5,658,536 ordinary shares in Genting International P.L.C.

Tan Sri Lim is a Director of Kien Huat Realty Sdn Berhad ("KHR"), a substantial shareholder of the Company and has a deemed interest in KHR by virtue of being a beneficiary of discretionary trust which owns non-voting preference shares in KHR.

Tan Sri Lim is the Chairman and Chief Executive Officer of Star Cruises Limited, a company listed on The Stock Exchange of Hong Kong Limited. He also has an interest in the securities of this company. The Star Cruises group engages in cruise and cruise related businesses. As the cruise industry forms a segment of the leisure industry, there may be indirect competition between the Group and Star Cruises.



TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

Tun Mohammed Hanif bin Omar (Malaysian, aged 69), appointed on 23 February 1994, is the Deputy Chairman. He was Inspector-General of The Royal Malaysian Police for 20 distinguished years before retiring in January 1994, having joined as an officer in 1959. He holds a Bachelor of Arts Degree from the University of Malaya, Singapore, Bachelor of Law (Honours) degree from Buckingham University and the Certificate of Legal Practice (Honours) from the Legal Qualifying Board.

He is also the Deputy Chairman of Resorts World Bhd and the Chairman of General Corporation Berhad and sits on the Board of AMMB Holdings Berhad, AmBank (M) Berhad, AmIslamic Bank Berhad, AMFB Holdings Berhad and AmInvestment Bank Berhad.

He has received numerous honorary awards by Malaysia, Indonesia, Thailand, Singapore, Brunei and the Philippines for his invaluable contribution towards the region's security. In 1993, he became the only serving public servant to be awarded non-ex-officio Malaysia's highest non-royal award which carries the titleship of 'Tun'.

Tun Mohammed Hanif was a member of the Royal Commission for the Enhancements of the Operations and Management of The Royal Malaysian Police. He is the President of the Malaysian Institute of Management (MIM) and Malaysian Branch of the Royal Asiatic Society (MBRAS), Member of the Malaysian Equine Council and a Council Member of the Malaysian Crime Prevention Foundation. In addition, he is the Chairman of the Tun Razak Trust Foundation and a Trustee of the Malaysian Liver Foundation.

Tun Mohammed Hanif holds 201,000 ordinary shares in the Company and 5,000 ordinary shares in Resorts World Bhd; and has a share option to subscribe for 1,555,000 ordinary shares in the Company and 2,185,000 ordinary shares in Resorts World Bhd respectively and a share option to subscribe for 1,131,707 ordinary shares in Genting International P.L.C.

DIRECTORS' PROFILE (cont'd)



TAN SRI MOHD AMIN BIN OSMAN
Executive Director

Tan Sri Mohd Amin bin Osman (Malaysian, aged 80), appointed on 12 May 1986, was appointed an Executive Director on 1 May 2003 upon the expiry of his consultancy contract with the Company on 30 April 2003. He is also the Chairman of Asiatic Development Berhad.

He had a distinguished career with the Royal Malaysian Police Force for a period of over 36 years where he retired as the Acting Inspector General of Police, Malaysia. In between, he had served as Deputy Commissioner of Police, Sabah; Brigade Commander, Police Field Force, East Malaysia; Chief of City Police, Kuala Lumpur; and Director of the Special Branch, Malaysia. He has won various awards including the Panglima Setia Mahkota and Sri Indera Mahkota Pahang. He also sits on the Board of Shangri-la Hotels (Malaysia) Berhad.

Tan Sri Mohd Amin holds 1,204,600 ordinary shares in the Company, 540,000 ordinary shares in Resorts World Bhd, 989,000 ordinary shares in Asiatic Development Berhad and 54,000 ordinary shares in Genting International P. L.C.; and has a share option to subscribe for 1,240,000 ordinary shares in the Company and a share option to subscribe for 1,131,707 ordinary shares in Genting International P.L.C.



DATO' DR. R. THILLAINATHAN
Non-Independent Non-Executive Director

Dato' Dr R. Thillainathan (Malaysian, aged 63), appointed on 15 January 2003, was redesignated as a Non-Independent Non-Executive Director, following his retirement as an Executive Director on 30 July 2007. He was the Chief Operating Officer of the Company from 27 November 2002 to 9 September 2006. He holds a Class 1 Honours in Bachelor of Arts (Economics) Degree from the University of Malaya, obtained his Masters and PhD in Economics from the London School of Economics and is a Fellow of the Institute of Bankers Malaysia. He has been with the Genting Group since 1989. He also sits on the Board of Petronas Dagangan Berhad and Bursa Malaysia Berhad. Dato' Dr R. Thillainathan has extensive years of experience in finance and banking. He is the past President of Malaysian Economic Association.

He is currently a director of Asia Capital Reinsurance Malaysia Sdn Bhd and a trustee of two companies limited by guarantee namely Child, Information, Learning and Development Centre as well as Yayasan MEA.

Dato' Dr R. Thillainathan has a share option to subscribe for 610,000 ordinary shares in the Company and a share option to subscribe for 1,697,560 ordinary shares in Genting International P.L.C.



MR QUAH CHEK TIN
Non-Independent Non-Executive Director

Mr Quah Chek Tin (Malaysian, aged 56), appointed on 12 April 1999 and was redesignated as a Non-Independent Non-Executive Director following his retirement on 8 October 2006. He began his career with Coopers & Lybrand, London before returning to Malaysia. He joined the Genting Group in 1979 and has served in various positions within the Group. He was the Executive Director of the Company as well as the Executive Director and Chief Operating Officer of Resorts World Bhd prior to his retirement. He holds a Bachelor of Science (Honours) Degree in Economics from the London School of Economics and Political Science and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Malaysian Institute of Accountants.

In addition, he sits on the Boards of Resorts World Bhd, Asiatic Development Berhad and Paramount Corporation Berhad.

Mr Quah holds 5,000 ordinary shares in the Company and Resorts World Bhd respectively and has a share option to subscribe for 1,240,000 ordinary shares in the Company and a share option to subscribe for 1,697,560 ordinary shares in Genting International P.L.C.

DIRECTORS' PROFILE (cont'd)



DATO' PADUKA NIK HASHIM BIN NIK YUSOFF
Independent Non-Executive Director

Dato' Paduka Nik Hashim bin Nik Yusoff (Malaysian, aged 70), appointed on 8 June 1979, is an Independent Non-Executive Director. He holds a Bachelor of Arts (Honours) Degree from Melbourne University and also a Masters Degree in Public Administration from Harvard University, USA. He has been in the banking industry for more than 30 years. He sits on the Boards of UBG Berhad and Malayan United Industries Berhad.

Dato' Paduka Nik Hashim bin Nik Yusoff has a share option to subscribe for 989,707 ordinary shares in Genting International P.L.C.



TAN SRI DR. LIN SEE YAN
Independent Non-Executive Director

Tan Sri Dr. Lin See Yan (Malaysian, aged 68), appointed on 28 November 2001, is an Independent Non-Executive Director. He is an independent strategic and financial consultant and a chartered statistician. Tan Sri Dr. Lin received three degrees from Harvard University, including a PhD in economics. He is an Eisenhower Fellow and also the Professor of Economics (Adjunct) at Universiti Utara Malaysia and Professor of Business & International Finance (Adjunct) at Universiti Malaysia Sabah.

Prior to 1998, Tan Sri Dr. Lin was Chairman/President and Chief Executive Officer of the Pacific Bank Group and for 14 years since 1980, Deputy Governor of Bank Negara Malaysia, having been a central banker for 34 years. After retiring as Chairman of EXCO, Khazanah Nasional in 2000, he continues to serve the public interest, including being Senior Advisor, Public & Private Partnership Centre at Prime Minister's EPU; and Member of the National Steering Committee to Transform Higher Education as well as the National Innovation Council; Economic Adviser, Associated Chinese Chambers of Commerce and Industry of Malaysia; Pro-Chancellor of Universiti Sains Malaysia; Trustee of Malaysia University for Science & Technology; Board Director of Monash University (Sunway Campus) Malaysia; Member of the Advisory Board of the Malaysian-Japan University Centre; Governor of the Asian Institute of Management, Manila and Member of the Asian Shadow Financial Regulatory Committee.

He is Chairman Emeritus, Council of the Graduate School Alumni Association at Harvard University and the Regional Director for Asia, Harvard Alumni Association at the University, in addition to being President, Harvard Club of Malaysia and the Trustee Chairman of its Foundation. Tan Sri Dr. Lin advises and sits on the Boards of a number of publicly listed and private enterprises in Malaysia, Singapore, Hong Kong and Indonesia, including as independent Director of Resorts World Bhd, Ancom Berhad, Fraser & Neave Holdings Berhad, Jobstreet Corporation Berhad, KrisAssets Holdings Berhad and Wah Seong Corporation Berhad.

Tan Sri Dr. Lin is a Trustee of Tun Ismail Ali Foundation (PNB), Malaysian Economic Association Foundation and National Cancer Foundation (MAKNA) as well as Mentor Counsellor of the LIN Foundation.

Tan Sri Dr. Lin holds 450,000 ordinary shares in Resorts World Bhd and 45,000 ordinary shares in Genting International P.L.C.; and has a share option to subscribe for 1,131,707 ordinary shares in Genting International P.L.C.



MR CHIN KWAI YOONG
Independent Non-Executive Director

Mr Chin Kwai Yoong (Malaysian, aged 59), appointed on 23 August 2007, is an Independent Non-Executive Director. He is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Malaysian Institute of Certified Public Accountants and the Malaysia Institute of Accountants.

He started his career with Price Waterhouse (currently known as PricewaterhouseCoopers) as an Audit Senior in 1974 and was promoted to Audit Manager in 1978. He was an Audit Partner in the firm from 1982 until his retirement in 2003. During his tenure as Partner, he was the Executive Director in charge of the Consumer and Industrial Products and Services Group and was the Director-in-charge of the Audit and Business Advisory Services and Management Consulting Services division.

He had extensive experience in the audits of major companies in banking, oil and gas, automobile, heavy equipment, manufacturing, construction and property development industries. He was also involved in the corporate advisory services covering investigations, mergers and acquisitions and share valuations.

He has been a director of Rangkaian Pengangkutan Integrasi Deras Sdn Bhd since January 2005 and a director of Astro All Asia Networks plc since March 2006. He also sits on the Board of Deleum Berhad. He was a director of Tractors Malaysia Holdings Berhad until February 2006.

Attendance at Board Meetings
The details of Directors' attendances at Board Meetings are set out in the Corporate Governance statement on page 41 of this Annual Report.

"We will focus on executing our plans and delivering our best as we enhance our presence as Asia's leading multinational corporation."

- Tan Sri Lim Kok Thay



On behalf of the Board of Directors, I am pleased to present to you the Annual Report and Audited Financial Statements of Genting Berhad ("the Company") and its group of companies ("Group") for the financial year ended 31 December 2007.

PERFORMANCE REVIEW

It has been another good year as group revenue increased by 32% to a new high of RM8.5 billion (2006: RM6.4 billion). Higher revenues were recorded from all the divisions with the exception of the Property Division.

The increase in revenue from the Leisure and Hospitality Division was mainly attributable to the first full year of revenue from Genting International P.L.C. ("Genting International")'s UK operations and higher revenue from Resorts World Bhd ("Resorts World")'s Genting Highlands Resort. Genting International's UK-based subsidiary Genting Stanley plc ("Genting Stanley") posted full year revenue of RM1.6 billion in 2007, compared to the previous year's 3-month revenue contribution when it became a subsidiary of Genting International on 6 October 2006. The increased revenue from Genting Highlands Resort was due to higher volume of business as a result of more visitor arrivals in 2007.

The higher revenue from the Power Division came mainly from the Meizhou Wan power plant in China, which posted a full year contribution in 2007, as compared to a 7-month revenue contribution for the previous financial year when it was acquired in May 2006. The Plantation Division continued to benefit from higher crude palm oil prices and an increase in the output of fresh fruit bunches. The higher revenue from the Oil & Gas Division was attributable to higher oil prices and increased production.

Group profit before tax increased to RM3.4 billion in 2007 (2006: RM2.7 billion), in line with the growth achieved by the Leisure and Hospitality, Plantation and Power divisions.

During the year, the Group also recorded a one-off gain of RM1.4 billion, arising from gain on disposal of investment in Star Cruises Limited ("Star Cruises"), gain on dilution of the Group's shareholdings in Resorts World and Genting International as well as Resorts World's gain on dilution of its investment in Star Cruises. However, the increased profit was mitigated by an impairment loss of RM1.0 billion, mainly from the impairment on goodwill arising from the acquisition of Genting Stanley.

FINANCIAL HIGHLIGHTS

Year ended 31 December	2007 RM million	2006 RM million Restated	Change %
Revenue	**8,483.8**	6,418.6	32
Profit before taxation	**3,394.5**	2,703.9	26
Profit after taxation from continuing operations	**2,732.3**	2,203.9	24
(Loss)/profit for the financial year from discontinued operations	**(170.0)**	38.6	N/M
Profit for the financial year	**2,562.3**	2,242.5	14
Profit attributable to equity holders of the Company	**1,988.9**	1,504.2	32
Shareholders' equity	**12,355.0**	11,294.7	9
Total assets	**30,178.9**	28,224.7	7
Basic earnings per share (sen)*	**53.81**	42.57	26
Diluted earnings per share (sen)*	**53.60**	42.22	27
Net dividend per share (sen)	**27.05**	4.65	N/M
Dividend cover (times)	**2.0**	8.9	(78)
Net assets per share (RM)	**3.34**	3.06	9
Return (after tax and minority interests) on average shareholders' equity (%)	**16.82**	14.80	14

Comparative figures have been restated after excluding the results of discontinued operations (disposal of paper and packaging businesses), and adjusting for share split and finalisation of Purchase Price Allocation ("PPA") exercise.

** Computed based on profit attributable to equity holders of the Company.*

N/M: Not meaningful

DIVIDENDS

We will maintain a reasonable balance between dividend payout and setting aside funds for future investment and business growth.

An interim dividend of 2.7 sen less tax per ordinary share of 10 sen each amounting to RM72.8 million was paid on 25 October 2007.

On 22 November 2007, the Board declared a special dividend of 30.0 sen less tax per ordinary share of 10 sen each amounting to RM810.9 million in memory of our Founder and Honorary Life Chairman, the late Tan Sri (Dr.) Lim Goh Tong. The special dividend was paid on 21 December 2007.

The Board has recommended a final gross dividend of 4.3 sen less tax per ordinary share of 10 sen each for the approval of shareholders in the forthcoming Fortieth Annual General Meeting. Including the special dividend, total gross dividend per ordinary share in 2007 was 37.0 sen (2006: 6.4 sen), representing a payout of approximately RM1.0 billion.

CORPORATE DEVELOPMENTS

The Group via its subsidiaries undertook several strategic corporate exercises in 2007.

Genting International de-listed from the Euro-MTF Market of the Luxembourg Stock Exchange on 22 March 2007. In view of the large number of Singapore based investors, Genting International continues to be listed on the Main Board of the Singapore Exchange Securities Trading Limited ("Singapore Exchange"). As one of Singapore Exchange's top 30 companies in terms of market capitalisation, Genting International was included in the Straits Times Index in February 2007.

In Singapore, Resorts World at Sentosa Pte Ltd ("RWS") became a wholly owned subsidiary of Genting International when the latter acquired the remaining 25% equity interest in RWS from Star Cruises on 27 March 2007. Genting International has also been subscribing to new ordinary shares in RWS as part of the funding required to develop the resort. As at the latest practicable date ("15 May 2008"), Genting International's equity investment in RWS totalled 1.5 billion ordinary shares.

In the UK, Genting International via Genting Stanley disposed of its international betting operations on 22 March 2007 for an initial consideration of about S$3.3 million (£1 million), thus withdrawing from the betting business to focus on its casino business. In addition, Genting Stanley is entitled to a share of the after tax profits from this disposal over the next three years, subject to a maximum aggregate of about S$15.0 million (£5 million). For 2007, the share of profits would be one-third followed by 25% and 20% of the after tax profits respectively for 2008 and 2009.

On 3 December 2007, Genting International via its subsidiary Palomino Limited acquired 9.38% interest in Rank Group plc, a company listed on the London Stock Exchange. The Rank Group plc is the second largest bingo and casino operator in the UK. It also operates online gaming. The shareholding in the Rank Group plc was further increased to 11% as at 15 May 2008.

In Malaysia, Resorts World commenced a share buy-back exercise in July 2007. As at 15 May 2008, Resorts World had cumulatively bought back 129.1 million of its shares for a total consideration of RM504.1 million.

On 30 July 2007, Resorts World divested 1.01 billion or 14.02% of Star Cruises shares for approximately HKD2.65 billion (RM1.17 billion) to streamline its investment strategy. Thereafter, with a reduced stake of below 20%, Star Cruises ceased to be an associated company of Resorts World.

PROFIT BEFORE TAXATION


RM million
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,548.4
1,773.5
2,434.3
2,703.9
3,394.5
2003
2004
2005
2006
2007

TOTAL ASSETS


RM million
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
14,207.4
16,596.5
18,553.7
28,224.7
30,178.9
2003
2004
2005
2006
2007

BASIC EARNINGS PER SHARE*


Sen
60
50
40
30
20
10
0
20.27
26.35
35.39
42.57
53.81
2003
2004
2005
2006
2007

NET ASSETS PER SHARE*


RM
4.00
3.00
2.00
1.50
0.00
2.00
2.23
2.56
3.06
3.34
2003
2004
2005
2006
2007

* *adjusted for share split*

On 28 December 2007, Resorts World via its subsidiary announced a proposed non-renounceable offer to sell its entire equity interest of 6.16% in Genting International to its shareholders. This initiative provided an opportunity for Resorts World's shareholders to have direct participation in the prospects and future performance of Genting International at a discounted market price. This corporate exercise was completed on 30 April 2008 and raised about RM522 million in cash for Resorts World.

The paper and packaging businesses of the Group, held via Genting Sanyen (Malaysia) Sdn Bhd was divested in March 2007 for RM745 million in cash to enable the Group to focus on its core business activities.

On 28 February 2007, Asiatic Centre for Genome Technology Sdn Bhd ("ACGT"), a wholly owned subsidiary of Asiatic Development Berhad, formed a joint venture with the US-based Synthetic Genomics, Inc. to explore the use of genomics driven techniques to improve yields and profit streams of oil palm. ACGT was one of the first seven biotechnology companies to be awarded BioNexus status by the Malaysian Biotechnology Corporation under the Ministry of Science, Technology and Innovation. ACGT was officially launched in July 2007.

On 22 January 2008, the Company signed an exclusive memorandum of understanding with the Chelsea Property Group, a division of Simon Property Group Inc., to jointly study the establishment of Premium Outlets branded centres in Malaysia. Chelsea Property Group is the world's largest developer, owner and operator of outlet shopping centres with 46 Premium Outlet Centres located in the US, Japan, Korea and Mexico.

CAPITAL AND FUNDING

During the year, the Company and Resorts World each undertook a share split exercise to allow investors to trade the shares at a lower price and enable the shareholders to have a larger number of shares while maintaining their equity interest in the Company. The exercise resulted in the creation of five ordinary shares of 10 sen par value each for every one ordinary share of 50 sen held. The share-split exercises were completed and the new shares for the Company and Resorts World were listed on 16 April 2007.

Genting International undertook two convertible bond issues in 2007. The convertible bonds due 2012 were issued in January and April 2007 respectively, raising total gross proceeds of S$875 million.

The proceeds from the bond issues have been fully utilised to acquire the remaining 25% equity interest in RWS and for subscription of ordinary shares in RWS to finance its development works in Singapore. As at 15 May 2008, S$364.4 million of the convertible bonds issued in January 2007 had been converted into 577.7 million new ordinary shares of US$0.10 each of Genting International. None of the convertible bonds from the second issue in April 2007 has been converted to-date.

Genting International's rights issue exercise of about 3.6 billion new ordinary shares was completed in September 2007. The rights issue was made on the basis of 3 rights shares for every 5 existing ordinary shares at an issue price of S$0.60 for each rights share. The rights issue was oversubscribed and raised S$2.17 billion in gross proceeds, of which S$519.5 million was used as part repayment of the outstanding bridging loan taken by Genting International to acquire Genting Stanley in 2006. The remaining proceeds are mainly to part finance the development of RWS and for working capital purposes.

On 24 April 2008, RWS obtained S$4.0 billion credit facilities from banks to be utilised for the construction, development and operation of RWS.

BUSINESS DEVELOPMENTS

Genting Highlands Resort ("Resort") has once again been voted as one of the world's leading integrated leisure and entertainment destinations. It is a two-time winner of World's Leading Casino Resort (2005 and 2007) and three-time consecutive winner of Asia's Leading Casino Resort (from 2005 to 2007) by World Travel Awards, reflecting its consistent world-class products and service excellence.

During the year, Resorts World acquired its very first private jet, a new Gulfstream G450 to further expand its high life offerings to premium guests. There are currently only about 55 G450s in service throughout the world, which places Resorts World amongst an elite group of users.

The Resort remains a key economic contributor to the tourism industry in Malaysia - registering a new high of 19.6 million visitors in 2007 and providing leisure-related jobs to over 13,000 people, mainly Malaysians. The Resort continues to mesmerise visitors as a popular venue for many world-class shows and international performances - providing fun and memorable moments for the entire family.

Genting Hotel, the flagship hotel of the Resort that houses Maxims, began a major renovation in 2007 to transform the hotel to an all Suites hotel. Refurbishment and upgrading works were also carried out at other hotels of the Resort in 2007.

In Singapore, the focus is to complete the development works on schedule and deliver a world-class integrated resort by 2010. On 16 April 2007, the RWS team held the groundbreaking ceremony of its integrated resort project on a 49-hectare site at Sentosa, Singapore. In November 2007, the budgeted cost for RWS was revised from S$5.2 billion to S$6.0 billion to account for six new leisure attractions, additional improvements made to the design of hotels and resort for high-value guests, transportation, access infrastructure to the resort and the rising costs of construction. Construction is on track for the resort's opening in 2010. As at 15 May 2008, the reclamation and road diversion works were close to completion, while more than 60% of the overall substructure has been completed. Construction has moved into a new phase where superstructures such as the hotels, and Universal Studios' park buildings will be developed.

In the UK, the government introduced some significant changes to the gaming regulations in 2007. The changes included the unexpected hike in gaming duty rates, the extension of a smoking ban in public areas to England and Wales and the removal of s21 gaming machines. These changes adversely impacted the business performance of the entire UK gaming industry. With the introduction of the smoking ban, the Genting Stanley team has been working hard to offer convenient alternatives to its customers, some who would normally smoke while playing. The gradual return of those most inconvenienced by this legislation has been encouraging.

The **Power Division** recorded another year of good performance. The Division has interests in seven power plants in Malaysia, China and India with a net attributable generating capacity of about 1,450MW. The 720MW gas-fired combined cycle power plant in Kuala Langat, Selangor remains highly ranked in the merit order despatch schedule of Tenaga Nasional Berhad, Malaysia's national utility group.

The **Plantation Division** recorded commendable performance in 2007. Crop production, which grew by 7% to 1.21 million tonnes (2006: 1.13 million tonnes), was the Division's record high, and this was contributed by an improvement in yield of 5% to 22.4 tonnes per hectare (2006: 21.4 tonnes per hectare). In Indonesia, the Division commenced its land clearing for oil palm cultivation in early 2007. 1,716 hectares were planted as at end 2007. Further land clearing and planting activities will continue over the next few years.

The **Property Division** launched Asiatic Pura Kencana Sri Gading, a new 320-acre of mixed residential and commercial development in Johor, Malaysia. The project's maiden launch comprising 122 units of double-storey shop offices received a good response.

The **Oil & Gas Division**, via the onshore Zhuangxi Buried Hill Oilfield in China's Shandong Province, produced 220,547 tonnes (1.51 million barrels) of oil in 2007, an increase of 5% over 2006. In Indonesia, the Division will be developing the Ande Ande Lumut Oil Discovery at the Northwest Natuna PSC. In Morocco, a 3D seismic survey of 510 square kilometres covering the Cap Juby Heavy Oil Discovery was processed and interpreted in 2007. Studies are underway to determine the reservoir potential so that a decision on appraisal drilling can be made later in 2008.

CORPORATE SOCIAL RESPONSIBILITY

The Group upholds the highest standards of operations and conduct. As a socially responsible corporation, we will continue to contribute positively to the sustainable development of the economy and the community in the various countries where we operate.

The Group has always shown care for the environment, care for employees, fostering strong relationships with business associates and supporting many community welfare causes as part of its business ethics and responsibilities. In line with the Listing Requirements of Bursa Malaysia Securities Berhad which require the listed companies to provide a description of its corporate social responsibility ("CSR") activities and practices, these efforts are now being articulated for the first time under the Group's CSR framework, with its subsidiaries having specific areas of focus.

PROSPECTS

The global economic environment remains uncertain with increasing market competition, higher cost and inflationary pressures in 2008 that may affect disposable income and consumer spending. We will remain vigilant with respect to containing any escalating costs and improve our bottom line in all of our operations.

We are closely monitoring the global trends and developments in the leisure, entertainment and gaming industries, as well as in the power, plantation and oil & gas industries. We will continue to review and develop effective strategies for business growth and expansion.

APPRECIATION

We are saddened by the demise of our beloved Founder and my father Tan Sri (Dr.) Lim Goh Tong, who passed away peacefully on 23 October 2007. Our Founder was a great man who through determination, integrity and hard work, established the Genting Group as one of Asia's leading and best-managed multinational corporations. His remarkable entrepreneurial legacy lives on.

On 30 July 2007, Dato' Dr. R. Thillainathan retired as the Executive Director of Genting Berhad, after serving the Group for 18 years. He had served the Company as the Chief Operating Officer for 4 years until September 2006. He will continue to contribute to the Group as a non-independent non-executive director of the Board. On 11 September 2007, Tan Sri Gunn Chit Tuan retired as an independent non-executive director of the Board after serving the Group for 13 years. On 1 May 2008, Mr. Tan Wooi Meng retired as the Group Company Secretary, after serving the Group for 26 years.

On behalf of the Board, I would like to extend our thanks and appreciation to Dato' Dr. R. Thillainathan, Tan Sri Gunn Chit Tuan and Mr. Tan Wooi Meng for their long serving dedication and valuable contribution to the Group.

I am pleased to welcome Mr. Tan Kong Han who joined the Group as the President and Chief Operating Officer on 1 July 2007. Prior to joining the Group, he was the Group Chief Operating Officer of Tanjong Public Limited Company. He has more than 13 years working experience in investment banking.

I am also pleased to announce the appointment of Mr. Chin Kwai Yoong as an independent non-executive director of the Board on 23 August 2007. Mr. Chin has extensive experience in the audits of major companies in various industries. He was also involved in the corporate advisory services covering investigations, mergers and acquisitions and share valuations.

My gratitude is extended to our distinguished members of the Board, who have provided valuable insights to the Group throughout the year.

To all of our stakeholders, including shareholders, customers, business associates, regulatory bodies, various authorities and employees, thank you for your confidence in our Group. I look forward to your continued support as we move forward to grow and achieve greater success.

TAN SRI LIM KOK THAY
Chairman
21 May 2008

"Kami fokus untuk melaksanakan pelan-pelan kami, gigih untuk mencapai prestasi cemerlang demi mengukuhkan kedudukan kami sebagai syarikat multinasional yang terunggul di Asia"

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan yang telah Diaudit untuk Genting Berhad ("Syarikat") dan Kumpulan Syarikat-syarikatnya ("Kumpulan") bagi tahun kewangan berakhir 31 Disember 2007.

KAJIAN PRESTASI

Prestasi tahun ini sekali lagi membanggakan kerana perolehan Kumpulan telah meningkat sebanyak 32% mencatatkan paras tertinggi baru iaitu RM8.5 bilion (2006: RM6.4 bilion). Kesemua Bahagian telah mencatatkan peningkatan dalam perolehan kecuali Bahagian Hartanah.

Peningkatan perolehan daripada Bahagian Peranginan dan Keraian didorong terutamanya daripada sumbangan setahun genap yang pertama operasi Genting International P.L.C ("Genting International") di UK serta peningkatan perolehan dari Genting Highlands Resort yang dioperasi oleh Resorts World Bhd ("Resorts World"). Syarikat subsidiari Genting International yang berpusat di UK iaitu Genting Stanley plc ("Genting Stanley") telah mencatatkan perolehan setahun genap sebanyak RM1.6 bilion bagi tahun 2007, berbanding dengan perolehan tiga bulan pada tahun sebelumnya. Genting Stanley menjadi subsidiari Genting International pada 6 Oktober 2006. Peningkatan perolehan dari Genting Highlands Resort adalah disebabkan oleh jumlah perniagaan yang bertambah dan didorong oleh peningkatan para pengunjung pada tahun 2007.

Peningkatan perolehan dari Bahagian Janakuasa disumbang terutamanya dari loji janakuasa Meizhou Wan di China yang telah memaparkan sumbangan setahun genap berbanding dengan sumbangan perolehan sebanyak 7 bulan bagi tahun kewangan sebelumnya iaitu ketika diperolehi pada Mei 2006. Bahagian Perladangan terus bermanfaat dari harga minyak kelapa sawit mentah yang lebih tinggi dan hasil keluaran yang meningkat dari tandan buah kelapa sawit segar. Perolehan yang lebih tinggi dari Bahagian Minyak dan Gas pula berpunca dari harga minyak yang lebih tinggi dan peningkatan dalam jumlah pengeluaran.

Kumpulan mencatatkan untung sebelum cukai yang lebih tinggi iaitu RM3.4 bilion pada tahun 2007 (2006: RM2.7 bilion), selari dengan pertumbuhan yang dicapai oleh bahagian-bahagian Peranginan dan Keraian, Perladangan dan Janakuasa.

Pada tahun ini, Kumpulan turut mencatatkan keuntungan sekali sebanyak RM1.4 bilion, melalui sumbangan daripada untung dalam penjualan pelaburan di Star Cruises Limited ("Star Cruises"), pencairan dalam pegangan saham Kumpulan di Resorts World dan Genting International serta untung dalam pencairan pelaburan Resorts World di Star Cruises. Walau bagaimanapun, peningkatan keuntungan ini telah diseimbangkan dengan kerugian kemerosotan sebanyak RM1.0 bilion, disebabkan terutamanya oleh kerosotan atas muhibbah dari pemerolehan Genting Stanley.

DIVIDEN

Kami akan mengekalkan keseimbangan yang munasabah di antara dividen-dividen yang dibayar dengan dana-dana yang diperuntukkan untuk pelaburan dan perkembangan perniagaan di masa hadapan.

Dividen interim sebanyak 2.7 sen tolak cukai bagi setiap saham biasa yang bernilai 10 sen berjumlah RM72.8 juta, telah dibayar pada 25 Oktober 2007.

Pada 22 November 2007, Lembaga Pengarah telah mengumumkan dividen khas sebanyak 30.0 sen tolak cukai sesaham biasa yang bernilai 10 sen berjumlah RM810.9 juta sebagai tanda peringatan kepada Pengasas dan Pengerusi Agung Kehormat kami, Tan Sri (Dr.) Lim Goh Tong. Dividen khas ini telah dibayar pada 21 Disember 2007.

SOROTAN KEWANGAN

Tahun berakhir 31 Disember	2007 RM juta	2006 RM juta (Dinyata semula)	Beza %
Perolehan	**8,483.8**	6,418.6	32
Untung sebelum cukai	**3,394.5**	2,703.9	26
Untung selepas cukai dari operasi berterusan	**2,732.3**	2,203.9	24
(Rugi)/ untung bagi tahun kewangan dari operasi yang telah dihentikan	**(170.0)**	38.6	N/M
Untung bagi tahun kewangan	**2,562.3**	2,242.5	14
Untung boleh agih kepada pemegang ekuiti Syarikat	**1,988.9**	1,504.2	32
Ekuiti pemegang saham	**12,355.0**	11,294.7	9
Jumlah aset	**30,178.9**	28,224.7	7
Perolehan asas sesaham (sen)*	**53.81**	42.57	26
Perolehan bersih sesaham (sen)*	**53.60**	42.22	27
Dividen bersih sesaham (sen)	**27.05**	4.65	N/M
Liputan dividen (kali)	**2.0**	8.9	(78)
Aset bersih sesaham (RM)	**3.34**	3.06	9
Pulangan (selepas cukai dan kepentingan minoriti) per purata ekuiti pemegang saham (%)	**16.82**	14.80	14

Nombor perbandingan telah dinyata semula selepas pengecualian dalam operasi yang telah dihentikan (Penjualan perniagaan-perniagaan kertas dan pembungkusan), dan penyelarasan dari pecahan saham dan pelaksanaan penyelesaian Pengagihan Harga Belian.

** Dikira berasaskan untung boleh agih kepada pemegang ekuiti Syarikat.*

N/M: Tidak bermakna

Lembaga Pengarah telah mencadangkan dividen kasar akhir sebanyak 4.3 sen tolak cukai sesaham biasa bernilai 10 sen, tertakluk kepada kelulusan para pemegang saham di Mesyuarat Agung Tahunan Ke - Empat Puluh yang akan datang. Termasuk dividen khas ini, maka jumlah dividen kasar setiap saham biasa pada tahun 2007 ialah 37.0 sen (2006: 6.4 sen), yang mewakili pembayaran bernilai kira-kira RM1.0 bilion.

PEMBANGUNAN KORPORAT

Kumpulan melalui subsidiari-subsidiarinya telah melaksanakan beberapa rancangan korporat yang strategik dalam tahun 2007.

Genting International telah dikeluarkan dari senarai Pasaran Euro-MTF Bursa Saham Luxembourg pada 22 Mac 2007. Memandangkan kebanyakan pelabur-pelaburnya berasal daripada Singapura, Genting International terus disenaraikan di Papan Utama Bursa Saham Singapura ("Bursa Singapura"). Sebagai salah satu daripada 30 syarikat-syarikat Bursa Singapura yang utama dari segi permodalan pasaran, Genting International telah disenaraikan di Indeks Straits Times pada Februari 2007.

Di Singapura, Resorts World at Sentosa Pte Ltd ("RWS") menjadi subsidiari milik penuh Genting International apabila Genting International memperolehi 25% baki kepentingan ekuiti dalam RWS dari Star Cruises pada 27 Mac 2007. Genting International juga turut melanggan saham-saham biasa baru di RWS sebagai sebahagian daripada modal yang diperlukan untuk membangunkan resort tersebut. Setakat tarikh boleh laksana terkini ("15 Mei 2008"), pelaburan ekuiti Genting International dalam RWS berjumlah 1.5 bilion saham-saham biasa .

Di UK, Genting International melalui Genting Stanley telah melupuskan operasi pertaruhan antarabangsanya pada 22 Mac 2007 dengan pertimbangan awal yang berjumlah S$3.3 juta (£1 juta). Dengan itu, Genting International telah menarik diri daripada perniagaan pertaruhan untuk memberi tumpuan kepada perniagaan kasino. Tambahan pula, Genting Stanley layak untuk menerima sebahagian daripada untung lepas cukai dari pelupusan ini bagi tiga tahun seterusnya, tertakluk kepada jumlah maksimum kira-kira S$15.0 juta (£5 juta). Bagi tahun 2007, bahagian untung lepas cukai yang diterima adalah satu per tiga, diikuti dengan 25% dan 20% masing-masing bagi tahun 2008 dan 2009.

Pada 3 Disember 2007, Genting International melalui subsidiarinya Palomino Limited memperolehi 9.38% kepentingan di Rank Group plc, sebuah syarikat yang disenaraikan di Bursa Saham London. Rank Group plc ialah pengendali bingo dan kasino yang kedua terbesar di UK. Ia turut mengendalikan permainan kasino melalui talian. Pegangan kepentingan di Rank Group plc telah meningkat kepada 11% setakat 15 Mei 2008.

Di Malaysia, Resorts World telah melaksanakan pembelian sahamnya sendiri pada Julai 2007. Setakat 15 Mei 2008, Resorts World telah membeli balik sejumlah 129.1 juta saham-sahamnya dengan nilai pertimbangan sebanyak RM504.1 juta.

Pada 30 Julai 2007, Resorts World telah menjual 1.01 bilion atau 14.02% saham-saham Star Cruises pada harga kira-kira HKD2.65 bilion (RM1.17 bilion) untuk menyelaraskan strategi pelaburannya. Oleh itu, dengan pegangan kepentingan yang kurang daripada 20%, Star Cruises tidak lagi menjadi syarikat sekutu Resorts World.

Pada 28 Disember 2007, Resorts World telah mengumumkan satu cadangan tawaran jualan tidak boleh ditukar milik terhadap keseluruhan kepentingan ekuitinya, iaitu 6.16% dalam Genting International kepada para pemegang sahamnya. Inisiatif ini memberi peluang kepada para pemegang saham Resorts World untuk menyertai secara langsung dalam prospek dan prestasi masa depan Genting International dengan diskaun kepada harga pasarannya. Usaha korporat ini telah diselesaikan pada 30 April 2008 dan menjanakan tunai sebanyak RM522 juta kepada Resorts World.

Perniagaan-perniagaan kertas dan pembungkusan, yang dipegang oleh Genting Sanyen (Malaysia) Sdn Bhd telah dilupuskan pada Mac 2007 untuk tunai sebanyak RM745 juta supaya Kumpulan boleh menumpukan kepada aktiviti perniagaan terasnya yang lain.

Pada 28 Februari 2007, Asiatic Centre for Genome Technology Sdn Bhd ("ACGT"), subsidiari milik penuh Asiatic Development Berhad, berusaha sama dengan Synthetic Genomics, Inc. dari Amerika Syarikat untuk menerokai penggunaan teknik-teknik yang berasaskan genomik bagi meningkatkan pengeluaran dan keuntungan minyak sawit. ACGT merupakan salah satu daripada tujuh syarikat bio-teknologi pertama yang dianugerahkan status BioNexus oleh Perbadanan Bioteknologi Malaysia dibawah Kementerian Sains, Teknologi dan Inovasi. ACGT telah dirasmikan pada Julai 2007.

UNTUNG SEBELUM CUKAI


RM juta
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,548.4
1,773.5
2,434.3
2,703.9
3,394.5
2003
2004
2005
2006
2007

JUMLAH ASET


RM
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
14,207.4
16,596.5
18,553.7
28,224.7
30,178.9
2003
2004
2005
2006
2007

PEROLEHAN ASAS SESAHAM*


Sen
60
50
40
30
20
10
0
20.27
26.35
35.39
42.57
53.81
2003
2004
2005
2006
2007

ASET BERSIH SESAHAM*


RM
4.00
3.00
2.00
1.50
0.00
2.00
2.23
2.56
3.06
3.34
2003
2004
2005
2006
2007

* *diselaras untuk pecahan saham*

Pada 22 Januari 2008, Genting Berhad telah menandatangani satu memorandum persefahaman yang eksklusif dengan Kumpulan Hartanah Chelsea, satu bahagian Simon Property Group, Inc., untuk kajian bersama atas pembangunan pusat-pusat berjenama Premium Outlets di Malaysia. Chelsea merupakan pemaju, pemilik dan pengendali pusat-pusat membeli-belah yang terbesar di dunia dengan 46 Premium Outlet Centres berlokasi di Amerika Syarikat, Jepun, Korea dan Mexico.

Modal dan Pembiayaan Dana

Dalam tahun 2007, Syarikat dan Resorts World telah melaksanakan pecahan saham masing-masing supaya para pelabur dapat menjual-beli saham-saham pada harga yang lebih rendah dan membolehkan pemegang saham memiliki lebih saham di samping mengekalkan kepentingan ekuiti mereka dalam Syarikat. Hasil daripada pelaksanaan ini, lima saham biasa baru bernilai tara 10 sen sesaham telah diterbitkan bagi setiap saham biasa 50 sen yang dipegang. Pelaksanan pecahan saham ini telah selesai dan saham-saham baru telah disenaraikan pada 16 April 2007.

Genting International telah melaksanakan dua terbitan bon boleh tukar pada 2007. Bon-bon boleh tukar yang tamat tempoh pada 2012 telah diterbitkan masing-masing pada Januari dan April 2007, menghasilkan pendapatan kasar sejumlah S$875 juta.

Pendapatan-pendapatan daripada terbitan bon-bon ini telah digunakan sepenuhya untuk memperolehi baki kepentingan ekuiti 25% dalam RWS dan juga untuk memperolehi saham-saham dalam RWS untuk membiayai kerja-kerja pembangunannya di Singapura. Setakat 15 Mei 2008, S$364.4 juta bon-bon boleh tukar yang diterbitkan pada Januari 2007 telah ditukarkan kepada 577.7 juta saham-saham biasa baru yang bernilai tara US$0.10 sesaham Genting International. Setakat ini, tiada bon-bon boleh tukar kedua yang diterbitkan pada April 2007 telah ditukarkan.

Terbitan hak Genting International yang berjumlah kira-kira 3.6 bilion saham-saham biasa baru telah disempurnakan pada September 2007. Terbitan hak dilaksanakan dengan asas 3 terbitan hak untuk setiap 5 saham biasa pada harga terbitan S$0.60 sesaham. Terbitan hak yang dibuat telah terlebih langgan dan menghasilkan pendapatan kasar berjumlah S$2.17 bilion. Sejumlah S$519.5 juta digunakan oleh Genting International sebagai sebahagian daripada bayaran balik titian pinjaman yang terhutang semasa memperolehi Genting Stanley pada tahun 2006. Sebahagian besar baki pendapatan digunakan terutamanya untuk tujuan membiayai pembangunan RWS dan sebagai modal kerja.

Pada 24 April 2008, RWS memperolehi S$4.0 bilion kemudahan-kemudahan kredit dari bank-bank untuk membiayai kerja-kerja pembinaan, pembangunan dan operasi di RWS.

PEMBANGUNAN PERNIAGAAN

Genting Highlands Resort ("Resort") telah sekali lagi dicalonkan sebagai salah satu destinasi-destinasi peranginan dan hiburan bersepadu yang terulung di dunia. Ia telah dianugerahkan sebagai pemenang World's Leading Casino Resort (2005 dan 2007) sebanyak dua kali dan Asia's Leading Casino Resort untuk tiga tahun berturut-turut (dari 2005 hingga 2007) oleh World Travel Awards, yang mencerminkan prestasi konsistennya dalam penawaran produk-produk yang bertaraf dunia dan perkhidmatan yang cemerlang.

Pada tahun 2007, Resorts World telah membeli sebuah jet peribadi yang pertama, iaitu Gulfstream G450 terbaru untuk menawarkan layanan mewah kepada pelanggan-pelanggan utamanya. Pada masa ini, hanya 55 buah jet G450 yang beroperasi di seluruh dunia, dan fakta ini menempatkan Resorts World sebagai salah satu pengguna dalam kumpulan elit ini.

Resort bersepadu telah menjadi penyumbang ekonomi utama kepada industri pelancongan di Malaysia - mencatatkan rekod baru seramai 19.6 juta para pengunjung pada tahun 2007 dan menawarkan peluang-peluang pekerjaan berkaitan peranginan kepada lebih 13,000 orang, terutamanya warganegara Malaysia. Resort sentiasa memaparkan destinasi popular yang mempesonakan para pengunjung dengan pertunjukan-pertunjukan bertaraf dunia dan persembahan-persembahan antarabangsa - menyediakan detik-detik keriangan dan kenangan untuk seisi keluarga.

Genting Hotel, iaitu hotel utama bagi Resort yang menempatkan Maxims, telah memulakan kerja-kerja pengubahsuaian dalam tahun 2007 untuk merubah hotel tersebut kepada Suites hotel. Kerja-kerja pengubahsuaian dan naik taraf juga telah dilaksanakan di hotel-hotel lain di Resort dalam tahun 2007.

Di Singapura, fokus telah diberikan kepada penyelesaian kerja-kerja pembangunan mengikut jadual dan membina resort bersepadu yang bertaraf dunia menjelang tahun 2010. Pada 16 April 2007, kumpulan RWS telah mengadakan upacara pecah tanah rasmi bagi projek resort bersepadunya di atas tanah seluas 49 hektar di Sentosa, Singapura. Pada November 2007, bajet kos untuk RWS telah dipinda daripada S$5.2 bilion kepada S$6.0 bilion selepas mengambil kira tambahan enam tarikan peranginan baru, perubahan tambahan pada rekabentuk hotel-hotel dan resort untuk pelanggan-pelanggan utama, pengangkutan, infrastruktur menuju ke Resort dan peningkatan kos pembinaan. Kerja-kerja pembinaan sedang mengikut progres untuk pembukaan resort ini pada tahun 2010. Setakat 15 Mei 2008, penebusgunaan dan kerja-kerja pelencongan jalanraya telah hampir siap, sementara lebih 60% daripada keseluruhan substruktur telah disiapkan. Kerja-kerja pembinaan telah memasuki fasa baru di mana super-struktur seperti hotel-hotel, bangunan-bangunan taman tema Universal Studio akan dibina.

Di UK, kerajaan memperkenalkan beberapa pindaan yang ketara ke atas peraturan-peraturan kasino pada tahun 2007. Pindaan-pindaan tersebut termasuk kenaikan yang tidak dijangka dalam kadar duti kasino, peluasan kawasan-kawasan larangan merokok di tempat awam sehingga ke England dan Wales dan juga larangan mesin-mesin permainan s21. Pindaan-pindaan ini memberi kesan negatif atas prestasi perniagaan bagi industri permainan di seluruh UK. Dengan peraturan larangan merokok yang baru, Genting Stanley berusaha sedaya upaya untuk menawarkan kemudahan-kemudahan alternatif kepada pelanggan-pelanggan yang biasanya merokok sambil bermain. Pelanggan-pelanggan sudah mula menyesuaikan diri dengan adanya kemudahan-kemudahan alternatif ini.

Bahagian Janakuasa sekali lagi telah mencatatkan prestasi yang cemerlang. Bahagian ini mempunyai kepentingan atas tujuh buah loji janakuasa di Malaysia, China dan India yang menjanakan kuasa bersih sejumlah lebih kurang 1,450MW. Loji janakuasa 720MW yang menggunakan kombinasi kitaran pembakaran gas di Kuala Langat, Selangor mengekalkan kedudukannya dalam jadual penghantaran merit Tenaga Nasional Berhad, kumpulan utiliti nasional di Malaysia.

PENYATA PENGERUSI (sambungan)

Bahagian Perladangan telah mencatatkan prestasi yang memuaskan pada tahun 2007. Hasil keluaran telah meningkat sebanyak 7% kepada 1.21 juta tan (2006: 1.13 juta tan), yang merupakan rekod tertinggi Bahagian ini, dan ia disumbangkan terutamanya dari peningkatan hasil sebanyak 5% kepada 22.4 tan sehektar (2006: 21.4 tan sehektar). Di Indonesia, Bahagian ini memulakan pembersihan tanah untuk penanaman kelapa sawit pada awal 2007. Setakat hujung tahun 2007, 1,716 hektar tanah telah diusahakan. Pembersihan tanah dan aktiviti-aktiviti penanaman atas tanah tersebut akan diteruskan untuk beberapa tahun yang akan datang.

Bahagian Hartanah telah melancarkan Asiatic Pura Kencana Sri Gading, satu projek pembangunan baru yang menggabungkan kediaman dan komersil seluas 320 ekar di Johor, Malaysia. Pelancaran pertama projek ini merangkumi 122 unit kedai pejabat dua tingkat telah mendapat sambutan yang baik.

Bahagian Minyak Dan Gas melalui pesisir Zhuangxi Buried Hill Oilfield di Shandong, China telah mengeluarkan 220,547 tan (1.51 juta tong) minyak pada tahun 2007, iaitu peningkatan sebanyak 5% berbanding dengan tahun 2006. Di Indonesia, Bahagian ini akan membangunkan kawasan penemuan minyak Ande Ande Lumut di Northwest Natuna PSC. Di Morocco, satu kajian 3D seismik bagi kawasan seluas 510 kilometer persegi yang meliputi Cap Juby Heavy Oil Discovery telah diproses dan ditafsirkan dalam tahun 2007. Penyelidikan-penyelidikan sedang dijalankan untuk menentukan potensi isi takungan supaya keputusan atas penilaian penggerudian boleh dibuat kemudian dalam tahun 2008.

TANGGUNGJAWAB SOSIAL KORPORAT

Kumpulan kami mengamalkan prinsip-prinsip tertinggi dalam pengendalian dan operasi-operasinya. Sebagai entiti korporat yang mengamalkan tanggungjawab sosial, kami terus menyumbang secara positif kepada pembangunan ekonomi dan komuniti di negara-negara dimana kami beroperasi.

Kumpulan kami sentiasa mengamalkan penjagaan alam sekitar, tanggungjawab kepada pekerja-pekerja, memupuk hubungan baik dengan rakan-rakan perniagaan dan menyokong pelbagai aktiviti kebajikan masyarakat sebagai sebahagian daripada etika-etika dan tanggungjawab-tanggungjawab perniagaannya. Selaras dengan Syarat-syarat Penyenaraian Bursa Malaysia Securities Berhad yang memerlukan semua syarikat tersenarai memberi penerangan ke atas aktiviti-aktiviti dan amalan-amalan dalam tanggungjawab social korporat, usaha-usaha ini sedang dinyatakan untuk kali pertama dalam rangka kerja tanggungjawab sosial korporat Kumpulan, di mana subsidiari-subsidiari Kumpulan mempunyai tumpuan fokus yang spesifik.

PROSPEK

Keadaan ekonomi antarabangsa yang tidak stabil dengan pasaran yang semakin kompetitif, kos yang semakin meningkat dan tekanan-tekanan inflasi dalam tahun 2008 mungkin memberi kesan negatif terhadap pendapatan boleh guna dan perbelanjaan pengguna. Kami akan terus berjaga-jaga untuk mengawal kos-kos yang semakin naik dan meningkatkan keuntungan bagi kesemua operasi kami.

Kami akan terus mengawasi arah aliran sedunia dan perkembangan-perkembangan dalam industri-industri peranginan, hiburan dan kasino serta industri-industri janakuasa, perladangan dan minyak & gas. Kami akan terus meninjau dan menghasilkan strategi-strategi yang berkesan untuk pertumbuhan dan perkembangan perniagaan.

PENGHARGAAN

Kami berasa dukacita atas pemergian Tan Sri (Dr.) Lim Goh Tong, Pengasas kami dan ayah saya yang telah meninggal dunia dengan tenang pada 23 Oktober 2007. Pengasas kami merupakan seorang insan yang teragung. Beliau melalui sifat beliau yang dedikasi, penuh integriti dan tekun, telah menubuhkan Kumpulan Genting yang kini dikenali sebagai syarikat multinasional dengan pengurusan yang terbaik dan terulung di Asia. Warisan keusahawanan beliau yang menakjubkan akan terus berkekalan.

Pada 30 Julai 2007, Dato' Dr. R. Thillainathan bersara sebagai Pengarah Eksekutif Genting Berhad selepas berkhidmat untuk Kumpulan selama 18 tahun. Beliau berkhidmat sebagai Ketua Pengawai Operasi Syarikat selama 4 tahun sehingga September 2006. Beliau akan terus menyumbang kepada Kumpulan sebagai pengarah bukan bebas bukan eksekutif. Pada 11 September 2007, Tan Sri Gunn Chit Tuan bersara sebagai pengarah bebas bukan eksekutif bagi Lembaga Pengarah, selepas berkhidmat untuk Kumpulan selama 13 tahun. Pada 1 Mei 2008, Encik Tan Wooi Meng bersara sebagai Setiausaha Syarikat Kumpulan, selepas berkhidmat untuk Kumpulan selama 26 tahun.

Bagi pihak Lembaga Pengarah, saya ingin menyampaikan ucapan terima kasih dan penghargaan kami kepada Dato' Dr. R. Thillainathan, Tan Sri Gunn Chit Tuan dan Encik Tan Wooi Meng atas khidmat dan sumbangan dedikasi mereka kepada Kumpulan selama ini.

Saya dengan sukacitanya mengalu-alukan Encik Tan Kong Han yang menyertai Kumpulan kami sebagai Presiden dan Ketua Pegawai Operasi pada 1 Julai 2007. Sebelum menyertai Kumpulan ini, beliau adalah Ketua Pegawai Operasi Kumpulan bagi Tanjong Public Limited Company. Beliau mempunyai lebih daripada 13 tahun pengalaman dalam bidang pelaburan perbankan.

Saya dengan sukacitanya juga ingin mengumumkan pelantikan Encik Chin Kwai Yoong sebagai pengarah bebas bukan eksekutif bagi Lembaga Pengarah pada 23 Ogos 2007. Encik Chin mempunyai pengalaman yang ekstensif dalam bidang audit melibatkan syarikat-syarikat besar daripada pelbagai industri. Beliau juga melibatkan diri dalam perkhidmatan nasihat korporat yang merangkumi bidang-bidang penyiasatan, percantuman dan pemerolehan serta penilaian saham.

Saya ingin menyampaikan penghargaan kepada ahli-ahli Lembaga yang dihormati kerana memberi sumbangan bernilai kepada Kumpulan sepanjang tahun ini.

Saya ingin mengucapkan terima kasih kepada kesemua pemegang amanah harta kami, termasuk para pemegang saham, pelanggan, sekutu niaga , badan-badan pengawalan, pelbagai pihak berkuasa dan para pekerja atas keyakinan sekalian terhadap Kumpulan. Semoga kita terus berganding bahu untuk berkembang maju dan mencapai lebih kejayaan.

TAN SRI LIM KOK THAY
Pengerusi
21 Mei 2008

“我們將專注於落實各項計劃，並竭盡所能以鞏固我們作爲亞洲最傑出之跨國企業的地位。”

本人謹代表董事部向您呈獻雲頂有限公司（以下簡稱‘本公司’）與其集團成員公司（以下簡稱‘本集團’）截至2007年12月31日的常年報告及已審核財政報告。

業績回顧

這一年的業務再創佳績，本集團營業額增長32%，創下八十五億令吉（2006年：六十四億令吉）的新高記錄。除了產業組之外，各組業務的營業額皆告上揚。

休閒與酒店組的營收表現出色，主要歸功於雲頂國際有限公司（簡稱‘雲頂國際’）在英國的業務首次貢獻全年的營收，以及雲頂高原勝地也帶來更高營收。雲頂國際的英國子公司雲頂史丹尼有限公司（簡稱‘雲頂史丹尼’）在2007年的全年營業額，達十六億令吉，由於雲頂史丹尼在2006年10月6日才成為雲頂國際子公司，因此在上一年只貢獻了三個月的營業額。另一方面，2007年更多遊客到訪，提高了生意量，是雲頂高原勝地營業額增加的主因。

電力組的營業額有所增加，主要歸功於中國的湄州灣電力廠。這是基於2006年5月收購的湄州灣電力廠，在上一個財政年只貢獻了7個月營業額，而今年貢獻了全年營收。種植組則受惠於原棕油售價上漲與新鮮棕果串產量提升。與此同時，油價上漲與產量增加，提高了石油天然氣組的營收。

隨著休閒與酒店組、種植組與電力組取得良好的營收成長，本集團在2007年的稅前盈利增加至三十四億令吉（2006年：二十七億令吉）。

在這一年期間，本集團在通過脫售麗星郵輪有限公司（簡稱‘麗星郵輪’）的投資、稀釋本集團在名勝世界有限公司（簡稱‘名勝世界’）與雲頂國際的股權，以及名勝世界在麗星郵輪的投資，而獲得十四億令吉的一次過賺利。然而，因收購雲頂史丹尼而面對的商譽減損，導致盈利增幅被十億令吉減損虧損所抵銷。

財政重點

截至12月31日	2007年 百萬令吉	2006年 百萬令吉 經重列	差額 %
營運收入	**8,483.8**	6,418.6	32
稅前盈利	**3,394.5**	2,703.9	26
來自持續中業務的稅后盈利	**2,732.3**	2,203.9	24
來自已終止業務之年度（虧損）/盈利	**(170.0)**	38.6	N/M
年度盈利	**2,562.3**	2,242.5	14
歸股東盈利	**1,988.9**	1,504.2	32
股東股權	**12,355.0**	11,294.7	9
總資產	**30,178.9**	28,224.7	7
每股基本收益（仙）*	**53.81**	42.57	26
每股稀釋收益（仙）*	**53.60**	42.22	27
每股淨股息（仙）	**27.05**	4.65	N/M
股息支付率（倍）	**2.0**	8.9	(78)
每股淨資產（令吉）	**3.34**	3.06	9
平均股東股權（在扣稅與扣除少數股東利益后）的回酬（%）	**16.82**	14.80	14

比較數據已經重列，不包括已終止業務（脫售紙品與包裝業務）之業績，以及對股票分拆調整，並完成收購價配置計劃。

** 根據歸股東盈利計算*

N/M：無意義

稅前盈利


百萬 令吉
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,548.4
1,773.5
2,434.3
2,703.9
3,394.5
2003
2004
2005
2006
2007

全部資產


百萬 令吉
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
14,207.4
16,596.5
18,553.7
28,224.7
30,178.9
2003
2004
2005
2006
2007

每股基本收益*


仙
60
50
40
30
20
10
0
20.27
26.35
35.39
42.57
53.81
2003
2004
2005
2006
2007

每股淨資產*


令吉
4.00
3.00
2.00
1.50
0.00
2.00
2.23
2.56
3.06
3.34
2003
2004
2005
2006
2007

** 經調整股票分拆*

股息

本集團的政策是在派息的同時，保留部分資金作為未來投資與業務擴展之用，以讀三者之間維持合理的平衡。

本集團已於2007年10月25日，為每股面值10仙普通股支付2.7仙中期股息（需扣稅），總值高達七千二百八十萬令吉。

為了悼念我們的創辦人兼終生榮譽主席 - 已故丹斯里林梧桐博士，董事部在2007年11月22日宣佈每股面值10仙普通股派發30.0仙（需扣稅）特別股息，總值高達八億一千零九十萬令吉。這項特別股息已在2007年12月21日支付。

董事部建議終期股息為每股面值10仙普通股取得4.3仙（需扣稅），並將在來臨的第四十屆股東大會提出，由股東批準。2007年分發的每股普通股息，包括特別股息，總共為37.0仙（2006：6.4仙），總派息額高達約10億令吉。

企業發展

本集團透過旗下子公司，在2007年落實了多項主要的策略性企業計劃。

自2007年3月22日起，雲頂國際在盧森堡歐盟替代市場 (Euro-MTF) 除牌。在考慮到其大部份投資者，皆以新加坡為基地，雲頂國際將繼續在新加坡股票交易所主要交易板上市。按市值而言，雲頂國際是新加坡交易所三十大上市公司之一，並從2007年2月起，被納為海峽時報指數成份股。

在新加坡，雲頂國際於2007年3月27日向麗星郵輪收購聖淘沙名勝世界（簡稱"RWS"）剩餘的25%股權后，RWS成為雲頂國際獨資子公司。雲頂國際也透過認購RWS新股，作為部份的融資，以發展新勝地。截至最近實際可行日期（"2008年5月15日"）為止，雲頂國際在RWS的股權投資總共十五億普通股。

在英國，雲頂國際於2007年3月22日透過雲頂史丹尼，以初期總值約三百三十萬新元（一百萬英鎊）出售其國際投注業務，從而淡出投注業務，以專注在賭場業務。此外，雲頂史丹尼可在未來三年內，分攤這項出售資產之稅后盈利，惟最高總額為約一千五百萬新元（五百萬英鎊）。在2007年，盈利分攤比例為稅后盈利的三分之一，隨后在2008年與2009年分別為25%與20%。

在2007年12月3日，雲頂國際透過旗下子公司Palomino有限公司，收購倫敦交易所上市公司 Rank 集團有限公司的9.38%股權。Rank 集團有限公司是英國規模第二大的賓果遊戲與賭場經營者。這家公司也經營網上賭博遊戲。本集團在Rank集團有限公司的股權，在截止2008年5月15日，已進一步提高至11%。

在馬來西亞，名勝世界從2007年7月份開始回購股票。截至2008年5月15日，名勝世界已回購了一億二千九百一十萬股，總值五億四百一十萬令吉。

為了精簡投資，名勝世界於2007年7月30日，以大約二十六億五千萬港元（約十一億七千萬令吉）脫售麗星郵輪十億一千萬普通股，相等於14.02%股權。在這項售股行動后，名勝世界在麗星郵輪的股權減少至20%以下，因此麗星郵輪不再是名勝世界的聯號公司。

名勝世界於2007年12月28日宣佈不可轉讓獻議，以脫售手中6.16%的全部雲頂國際股權給公司股東。這項獻議是為了要讓名勝世界股東有機會以低過市價直接參與雲頂國際的未來發展。這項計劃已在2008年4月30日完成，並籌措約五億二千二百萬令吉現金。

本集團於2007年3月以七億四千五百萬令吉現金，脫售雲頂杉原（馬）私人有限公司屬下的紙品與包裝業務，讓本集團可以專注於其他核心業務。

亞地種植獨資子公司亞地種植基因科技中心私人有限公司 (Asiatic Centre for Genome Technology Sdn Bhd，簡稱"ACGT") 於2007年2月28日與美國合成基因有限公司(Synthetic Genomics Inc.) 達致一項聯營計劃，以研究運用基因科技來提升油棕收益率與加強其收益價值。ACGT是國內首七家獲得科學工藝與革新部屬下馬來西亞生物科技機構頒發生化核心工業（BioNexus）地位的其中一家公司。ACGT 於2007年7月份正式推介。

雲頂有限公司於2008年1月22日與西蒙物業集團屬下切爾西物業集團簽署諒解備忘錄，以共同研究在馬來西亞成立以頂級時尚購物中心（Premium Outlets）為品牌的購物商場。切爾西是全球最大規模的購物廣場發展商、業主兼經營者，在美國、日本、韓國與墨西哥擁有四十六間頂級時尚購物中心。

資本與融資

在這一年間，雲頂有限公司與旗下子公司名勝世界，分別進行股票分拆計劃，使投資者能夠以更低的價格交易，讓股票投資者持有更多的股票，同時保持他們在本集團的股本權益。這項計劃使原本每股面值50仙一股的股票，在分拆后變成每股面值10仙的五股股票。股票分拆計劃已完成，新股已於2007年4月16日上市。

雲頂國際在2007年發行兩批可轉換債券。這兩批可轉換債券將在2012年到期，分別在2007年1月與4月發行，籌集的資金總額為八億七千五百萬新元。

發行債券所籌集的收入，悉數用來收購在RWS剩餘的25%股權，以及認購RWS股票，作為新加坡發展項目的資金。截至2008年5月15日，共有三億六千四百四十萬新元的可轉換債券（2007年1月發行），已轉換為雲頂國際的五億七千七百七十萬股，每股面值0.10美元的新普通股。至於2007年4月發行的第二批可轉換債券，至今尚未有轉換行動。

雲頂國際於2007年9月份完成三十六億新普通股的附加股計劃。在此附加股計劃下，5股現有普通股，獲分配3股附加股，每股發售價為0.60新元。附加股獲超額認購，總共籌集二十一億七千萬新元資金。其中五億一千九百五十萬新元，作為雲頂國際於2006年收購雲頂史丹尼的未償還過渡貸款之部分付款。餘額主要用來融資RWS發展項目，以及充作營運資金。

RWS於2008年4月24日獲得銀行發出的四十億新元信貸便利，充作建筑、開發與營運RWS之費用。

業務發展

雲頂高原勝地（以下簡稱‘勝地’）再次獲選為全球首要綜合休閒與娛樂渡假景點。勝地榮獲世界旅遊大獎（World Travel Awards）投選為《世界首要賭場名勝》（2005年與2007年）以及連續三年獲選為《亞洲首要賭場名勝》（2005年至2007年），反映出勝地努力不懈地保持世界級產品與卓越服務水平。

在這一年期間，名勝世界購買了首架私人飛機，即最新款的Gulfstream G450，為貴賓級客戶提供更奢華的享受。至今，全球只有55架G450投入服務，使名勝世界成為此機型少有的貴賓級用戶之一。

勝地繼續吸引了大量遊客到訪，成為馬來西亞旅遊業的主要經濟貢獻者。在2007年，勝地的遊客人數創下新高，總共吸引了一千九百六十萬名遊客來訪，並為超過一萬三千人，以馬來西亞人為主，提供了休閒相關領域的工作機會。勝地透過炫麗奪目的精彩演出，星光熠熠的演唱會及世界級的娛樂表演，讓遊客們陶醉其中，也為一家大小帶來無窮歡樂與美好回憶。

內設美星（Maxims）的勝地旗艦酒店 - 雲頂酒店，正如火如荼地進行翻新與現代化工程，以把酒店客房全面提升為高級套房。勝地旗下的其他酒店，也在2007年進行翻新與現代化工程。

在新加坡，本集團正全力以赴，以便在2010年如期完成世界級綜合名勝計劃。在2007年4月16日，RWS 的團隊在新加坡聖淘沙佔地四十九公頃地段上舉行動土禮，正式展開綜合名勝發展計劃。在納入六項新休閒景點、改良貴賓級客戶酒店與名勝之設計、交通運輸、通往名勝的基本建設，以及建筑成本上漲等因素后，RWS 的預算成本從原本的五十二億新元，增加至六十億新元。名勝的建築進展順利，將於2010年如期完成。截至2008年5月15日，填土與道路改道工程將近完成，而超過60%的整體基礎則已完成。建築目前已進入新階段，各項大行架構如酒店、Universal Studio 主題公園的建築物將會建起。

在英國，政府在2007年大幅修改博彩監管條例。有關修改包括讓人始料未及地調高博彩稅、擴大公共場所禁煙區至英國與威爾士，以及禁止s21博彩機。這些新條例對英國整體的博彩業帶來負面影響。由於一些客戶習慣邊抽煙邊玩牌，在新的禁煙區條例下，雲頂史丹尼的團隊已積極地謀求對策，讓客戶有更舒適的另類選擇。基於新法規所引起不便而流失的客戶，逐漸回流的現像令人鼓舞。

電力組亦在這一年取得良好表現。這項業務組分別在馬來西亞、中國與印度擁有七家發電廠的權益，淨發電能量達約1,450兆瓦。坐落在雪蘭莪瓜拉冷岳的720兆瓦燃氣聯合循環發電廠，在馬來西亞國家能源集團 - 國家能源有限公司的優先順序調度時間表享有極高排名。

種植組在2007年取得令人贊揚的表現。油棕產量提高了7%，達到一百二十一萬公噸（2006：一百一十三萬公噸），是該組的新高紀錄。這是基於每公頃的油棕產量增加了5%，達到每公頃生產22.4公噸（2006：每公頃21.4公噸）。在印尼，該組在2007年初就展開土地清理工作，以栽種油棕。截至同年杪，共有一千七百一十六公頃的土地已栽種油棕。在未來的幾年內，該組將會繼續進行清理土地及種植油棕的活動。

產業組在馬來西亞柔佛州推出新的三百二十英畝綜合住宅與商業產業發展計劃 - Asiatic Pura Kencana Sri Gading。這項計劃率先推介一百二十二個單位的雙層辦公店屋，獲得市場的積極迴響。

石油天然氣組透過中國山東省海岸經營的莊西古潛山油田（Zhuangxi Buried Hill Oilfield），在2007年生產二十二萬零五百四十七公噸（一百五十一萬桶）石油，比2006年增加了5%。我們將在印尼 Northwest Natuna PSC 的 Ande Ande Lumut 進行開採。在摩洛哥，我們在涵蓋 Cap Juby 重油發現區佔地五百一十平方公里範圍內，著手進行三維地質調查，並作出分析與解讀。相關研究正在進行當中，以鑑定 Cap Juby 的石油儲集層潛能，以便可以在2008年後對開採評估作出決定。

企業社會責任

本集團秉持最高標準之營運與管理操守。作為一家具有社會責任的企業，我們將在本集團業務遍及之處，繼續為當地經濟與社會發展，作出積極貢獻。

本集團一直以來都關注環保課題、關心員工、與商業夥伴建立穩固的關係，同時支持多項社區福利活動，反映出本集團的商業道德和負任感。遵照大馬股票交易所的上市條規，上市公司必須清楚列明其企業社會責任的活動及行為，本集團首次在企業社會責任架構下，清楚闡明了各項活動，由旗下各子公司專注於特定的領域。

前景

全球經濟在2008年充斥着不明朗因素，加上成本與通貨膨脹上漲的壓力，將可能會影響可支配收入和消費者的購買力，我們將繼續謹慎地控制成本升幅，並盡力加強各項業務的基礎表現。

我們密切留意全球休閒業、娛樂業與博彩業，以及電力、種植與石油氣體業的趨勢與發展。我們將持續檢討與開發最高效能之策略，來推動業務成長與擴展。

致謝

我們摯愛的創辦人，也就是吾父丹斯里林梧桐博士，於2007年10月23日與世長辭，令我們深感痛惜。我們的創辦人是個果敢決斷、清廉正直、勤奮實幹的偉大企業家。他創辦的雲頂集團，成為亞洲傑出和卓越管理的跨國企業。他締造的非凡企業傳奇，將永為后世所傳頌。

拿督R.Thillainathan博士在本集團服務十八年后，於2007年7月30日榮休，卸下雲頂有限公司執行董事。他曾出任本公司營運總裁四年至2006年9月。他將留任董事部，擔任非獨立非執行董事，繼續為本集團作出貢獻。丹斯里顏貿端在本集團服務十三年后，於2007年9月11日榮休，卸下獨立非執行董事職務。陳偉民先生在本集團服務二十六年之后，將於2008年5月1日榮休，卸下集團公司秘書職務。

本人謹代表董事部，向拿督R.Thillainathan博士、丹斯里顏貿瑞與陳偉民先生，多年來對本集團所作出的寶貴貢獻，表示最深切的謝意。

本人欣然歡迎陳光漢先生，從2007年7月1日起加盟本集團，出任總裁兼營運總裁。在加盟本集團之前，他是丹絨有限公司集團營運總裁。他也擁有逾十三年的銀行投資經驗。

本人也欣然宣佈從2007年8月23日起，委任錢貴蓉先生為獨立非執行董事。錢先生曾為各行各業的大型企業審計帳目，經驗極其豐富。同時他也參與許多企業諮詢服務，包括調查、併購和股票估值等方面的工作。

本人謹此對董事部成員過去一年來對本集團提供的寶貴意見，致以萬分謝意。

對我們的股東、顧客、商業夥伴、監管機構、各相關單位與僱員等利益相關者，一直以來給予本集團的支持與信賴，本人謹此表達由衷感謝。在本集團茁壯成長、邁向另一高峰之際，我們衷心期望能繼續獲得您的鼎力支持。

丹斯里林國泰
主席
2008年5月21日

REVIEW OF OPERATIONS


sentosa


Genting Highlands Resort

LEISURE & HOSPITALITY

The Leisure & Hospitality Division registered revenue of RM5.9 billion in 2007 (2006: RM4.3 billion), primarily contributed by Resorts World and Genting International. The Division's profit before tax in 2007 was RM2.0 billion (2006: RM1.7 billion). The Group's Leisure & Hospitality division has operations in Malaysia, Singapore and the United Kingdom.

GENTING HIGHLANDS RESORT
www.genting.com.my

GENTING City of Entertainment

The Group's leisure and hospitality operations in Malaysia are spearheaded by Resorts World, which operates the Group's crown jewel, Genting Highlands Resort and the Awana chain of resorts.

Genting Highlands Resort ("Resort") is Asia's leading integrated leisure and entertainment resort. It is a two-time winner of **World's Leading Casino Resort** (2005 and 2007), awarded by World Travel Awards, besides being voted as **Asia's Leading Casino Resort** for three consecutive years (2005, 2006 and 2007).

As one of the country's leading tourist destinations, the Resort actively promoted Visit Malaysia Year 2007 with numerous shows and attractions held for domestic and international visitors.These efforts and Visit Malaysia Year 2007 enabled the Resort to register another new high of 19.6 million visitors in 2007, surpassing 2007's record of 18.7 million.

27% of the Resort's visitors were hotel guests and the remaining 73% were mainly Malaysian day-trippers. Singaporean hotel guests formed about 5% of the total visitor arrivals to the Resort in 2007. Visitor arrivals from India, Middle East, Taiwan, Vietnam, Indonesia and neighbouring countries grew considerably while domestic demand remained strong in 2007.

Also known as ***Genting - City of Entertainment***, the Resort has become a popular venue for world-class shows and international performances. It has three mega entertainment venues with a total combined seating capacity of 10,000.

It was an exciting year for ***Genting International Showroom*** (1,600 capacity) with a series of new events staged in conjunction with Visit Malaysia Year 2007. Two new events were introduced, the Genting International Jazz Festival that featured local artistes and 10 international jazz bands from various countries and the Genting International Magic Festival that featured 20 international magicians performing in front of a live audience.

In support of local theatre works, several local performances were staged such as Butterfly Lovers, "Rose, Rose, I Love You" and the Cecilia Yap Concert. These shows received rave reviews from both the audience and the media. Unique shows such as "Jump", a touring Korean Martial Arts Comedy Show and Pakistan Lux Award were held to add to the variety of entertainment offerings.

Football fans were treated to live screenings of football matches on large screens during the EPL Viewing Parties with prizes worth more than RM750,000 given to lucky winners.

The long-running resident show, *"FLY - Defy Gravity"* was held at the ***Pavilion*** (2,000 capacity). This popular show was supposed to end in July 2007 but was extended by six months to 1 January 2008.


Genting International Jazz Festival


FLY - Defy Gravity


Genting International Ma



The ***Arena of Stars*** (6,000 capacity) is the ideal venue for spectacular star-studded concerts, live-telecast shows and adrenalin-pumping sporting events. In 2007, it hosted some 80 concerts and award shows, attracting more than 330,000 fans to the Resort. International artistes who performed at the Arena of Stars included Sir Cliff Richard, Black Eyed Peas, Boyz II Men, Engelbert Humperdinck, Kitaro, Michael Learns to Rock, Olivia Newton John and Richard Clayderman.

Chinese pop song enthusiasts were thrilled by many Hong Kong and Taiwanese artistes who performed at the Arena of Stars including Joey Yung, Sammi Cheng, Sally Yeh, Jolin Tsai, Wu Bai, Fei Yu Ching and Hacken Lee.

Other events held at the Arena of Stars were the MyFM Anniversary Concert, Hands Percussion, Genting Love Song Competition, Star Idol Live, Astro Classic Golden Melody Singing Competition and Eric Tsang Super Variety Show. Popular award shows held included Anugerah Era, Astro Wah Lai Toi Drama Award and the Zee Cine Award with the appearance of more than 50 Bollywood artistes and superstars.

Arena of Stars and ***Genting International Convention Centre ("GICC")*** also hosted the 50th Year Nationhood World Lion Dance Invitation, the National Lion Dance Championship and the Guinness 9 Ball Tournament that was organised by ESPN.

The five hilltop hotels at the Resort - Genting Hotel, Highlands Hotel, Resort Hotel, Theme Park Hotel and First World Hotel achieved an overall average occupancy of 89% in 2007. Approximately 2.6 million room nights were sold, registering an 11% growth over 2007.

Resorts World continues to upgrade its products and facilities to ensure that its integrated resort stays competitive and provides a quality product for customers.

Renovation works began in 2007 to transform ***Genting Hotel***, the flagship hotel of the Resort that houses ***Maxims (www.maxims.com.my)*** into an all suite hotel.

Four floors of Premier rooms at ***Highlands Hotel*** were refurbished in August 2007. 27 Parlour Suites at ***Club Elite***, a luxury brand within Highlands Hotel were renovated to provide an even better hospitality experience for its premier casino clientele. Three levels of car park at Highlands Hotel were also upgraded for the Genting World Card Platinum members.

Refurbishments of hotel rooms were also carried out at ***Theme Park Hotel*** and ***Resort Hotel*** in 2007, reflecting the latest contemporary designs.

The Resort was honoured with four awards of excellence during the Hospitality Asia Platinum Awards (HAPA) 2007. Genting Hotel was awarded "HAPA Best Family Resort of the Year", in recognition of the hotel's service excellence and its first class facilities. ***Ming Ren***, a premier Chinese fine dining outlet at the Resort renowned for its Xinjiang lamb specialty, won "HAPA Best Specialty Restaurant of the Year" while a talented chef from Club Elite won the "HAPA Chinese Cuisine Chef of the Year" award.

Adding to the Resort's list of accolades is ***M Spa & Fitness*** centre at Genting Hotel. It was voted as the "Hotel Spa of the Year" by Spa Asia in 2007.



Resort Hotel





M Spa & Fitness



First World Hotel - World's Largest Hotel

Enjoy shopping at the First World Plaza

First World Hotel & Plaza, comprising First World Hotel and First World Plaza is the only leisure, shopping and entertainment venue that enjoys cool fresh highlands air.

First World Hotel was officially recognised as the ***World's Largest Hotel*** with 6,118 rooms in 2006 and maintained this title in 2007. The hotel garnered another distinction when it introduced the innovative Self Check-in Kiosk. The kiosk is the first of its kind in Malaysia, providing hotel guests with the option to complete the entire check-in and checkout process unassisted. This reduces wait-time and increases the efficiency of front desk personnel. The self-service kiosk also automatically alerts housekeeping when a guest checks out.

First World Plaza offers more than 50 retail shops, 60 food and beverage outlets, 25 fun rides, 6 vibrant themed boulevards and many entertainment attractions under one roof. It houses popular local and international fashion brands and a wide variety of restaurants, cafes and fast food outlets.

To provide even more convenience and comfort for visitors, the newly refurbished First World Hotel Bus Terminal was expanded to cater to buses arriving daily from all over Peninsular Malaysia and from Singapore. The refurbished bus terminal incorporated an LED display board and paging system to provide a systematic traffic control system at the Resort, especially useful during periods of high tourist arrivals.

Various exciting performances, cultural showcases and events were held at *Genting Times Square* and *Universal Walk* throughout the year, making First World Plaza the most exciting place at the Resort.

GICC at the First World Hotel & Plaza is one of the largest and most popular convention centres in Malaysia. It offers over 150,000 square feet of conference space including 18 meeting rooms, a Grand Ballroom, 3 Convention Halls and a Business Centre and continued to attract local and international MICE (Meetings, Incentives, Conventions and Exhibitions) markets in 2007. A total of 2,654 functions were held at GICC in 2007. Amongst the major conventioneers were Prudential Assurance, Nasa Oil Dealers, Sunrise Empire and Crown Vision International.

Genting International Convention Centre





Ming Ren



The Olive

The Division's 43 food and beverage ("F&B") outlets catered to over 13 million F&B covers in 2007. Together with other third party operators, the Resort has over 90 F&B outlets, offering a wide range of dining choices, from local to international cuisines. Several F&B outlets at the Resort also underwent refurbishment works to offer better dining experiences.

Imperial Rama, offering exquisite Chinese fine dining, reopened in September 2007. Other restaurants that reopened after refurbishment include *Good Friends Restaurant*, *Good Friends Express* and *Elite Palace*. World Club Lounge at First World Hotel was also refurbished to enhance the dining environment for its exclusive World Club guests.

In conjunction with the Malaysian International Gourmet Festival, world-renowned Michelin Star Chefs from Switzerland, France and Italy were specially flown in to present the Michelin Star Dining sessions at ***The Olive*** from October to December 2007.

During the year, ***Resort Café and Kampong Restaurant*** were both awarded the halal certification by the Pahang Islamic Religious Affairs Department to cater to the increasing demand for halal food.



Sky Venture

Flying Coaster

Genting Theme Park continues to enthral millions of visitors every year with over 50 fun rides and attractions. Genting Theme Park is the winner of the HAPA Tourist Attraction of the Year 2007/2008. It is also certified with the Quality Management System Standards ISO 9001: 2000 from Lloyd's Register Quality Assurance Ltd, reflecting its high quality of management and operational standards.

Its fun rides such as *Mini Train, Pirate Ship, Flying Jumbo, The Spinning Tea Cup, Rodeo Rider, Grand Prix Fun Kart, Matahari Ferris Wheel* and thrilling roller coasters continue to be popular amongst visitors. Guests can also enjoy the *Rainforest Splash Pool* - the only heated indoor water park in Malaysia at 2,000 metres above sea level or check out *Dinosaurland* at the Outdoor Theme Park.

The theme park features unique signature attractions such as *Genting Sky Venture* - Asia's first sky diving simulation, *SnowWorld* - the largest indoor snow attraction in Malaysia, *Flying Coaster* - Asia's first hang gliding roller coaster thrill ride, *Genting X-pedition Wall* - the biggest indoor climbing wall in Southeast Asia and Malaysia's first 4D Motion Master Theatre. The 4D Motion Master Theatre transforms the normal 3D imaging technology into a Motion Master format, enabling viewers to experience heat, wind, mist and other special effects.

Third party entertainment brands include Ripley's Believe It or Not Museum (the first in Malaysia featuring some of the world's most bizarre oddities) and Van Helsing Experience Live! In 3DX!

Genting Theme Park will continue to improve its rides and attractions to remain the premier theme park in Malaysia.

Genting Theme Park - Fun at the Park





Ground breaking ceremony of RWS


① New bridge
② Road diversion
③ Road expansion

Artist impression of the completed RWS



Land reclamation along the ocean front undertaken in January 2008

GENTING INTERNATIONAL P.L.C.
www.gentinginternational.com

Genting International spearheads the Group's investments in the leisure and gaming-related businesses outside Malaysia.

Listed on the Main Board of the Singapore Exchange Securities Trading Limited, Genting International is a leading integrated resorts development specialist. It has over 20 years of international gaming expertise and global experience in developing, operating and/or marketing internationally acclaimed casinos and integrated resorts in different parts of the world, including Australia, the Americas, Malaysia, the Philippines and in the UK.

Resorts World at Sentosa, Singapore
www.rwsentosa.com

On 8 December 2006, Genting International was awarded the right to develop the Sentosa integrated resort project named ***Resorts World at Sentosa*** ("RWS") and its team started work immediately. The development agreement for the land on Sentosa was signed and secured within 18 weeks. On 16 April 2007, the official groundbreaking ceremony of RWS was held. The guest-of-honour was Singapore's Trade and Industry Minister Mr Lim Hng Kiang and more than 100 selected guests and journalists attended the ceremony.

On 28 May 2007, Genting International received shareholders' approval to acquire the remaining 25% equity interest in RWS from Star Cruises Limited, hence having full control over RWS in Singapore.

In early 2007, a new RWS corporate office building located close to the project site at Sentosa was constructed. The five-storey building, with a built-up area of 6,000 sqm was completed in 4 months and is one of the fastest construction projects ever accomplished in Singapore. The building, which can accommodate about 500 employees, was opened in July 2007. It is equipped with wireless broadband connectivity, employees' cafeteria and facilities, an attractive landscaped courtyard and 31 car park lots.

In August 2007, the first concrete slab was laid for RWS, starting the foundation works for its basement car park, comprising 4,100 lots. An international creative agency was appointed during the year to begin developing the marketing and branding works for RWS. S$70 million in advertising has been allocated over the next 3 years leading to the opening of RWS in early 2010. Numerous familiarisation trips and site inspections for corporate event organisers, travel agents and institutional investors were held in 2007. This will increase in frequency as the opening date of RWS draws nearer.

On 6 November 2007, RWS announced six new attractions to its integrated resort in anticipation of strong tourism demand for Singapore and Asia in the coming years. The new attractions will comprise two new rides at the resort's Universal Studios Singapore and four new performances. With these enhancements, RWS has revised the project budget from S$5.2 billion to S$6.0 billion. The revised budget has also taken into account additional improvements made to the design of hotels and resort for high-value guests; transportation; access infrastructure to the Resort; and the rising costs of construction.

During the year, the works undertaken include the construction of the overall substructure, land reclamation and road diversion. Four temporary jetties were constructed to transport building materials and equipment to and from the site. 1,000 local and foreign workers have been working round-the-clock in shifts and more workers will be hired as the team moves towards completion. The RWS team will focus on completing the development works on schedule and delivering a world-class integrated resort.



Artist impression of Festivewalk

Genting STANLEY

West
Birmingham (x2)
Bournemouth
Bristol
Coventry (x2)
Plymouth
Portsmouth
Reading
Southampton (x2)
Stoke
Torquay
Triangle

Scotland & North
Blackpool
Bolton
Edinburgh (x2)
Glasgow
Liverpool (x2)
Leith
Manchester (x2)
Newcastle
Salford
Southport
Wirral


Scotland
North West
Northern & Yorkshire
East Midlands
West Midlands
Eastern
Wales
South West

East
Birmingham
Brighton
Derby (x2)
Great Yarmouth
Leicester (x2)
Luton (x2)
Margate
Nottingham
Southend (x2)

London
Crockfords Club
The Colony Club
Maxims Casino Club
The Palm Beach
London Mint

GENTING STANLEY, UK
www.stanleycasinos.com

Genting Stanley operates five casinos in London, including four of the most prestigious clubs in the capital, namely *Crockfords Club, The Colony Club, Maxims Casino Club,* and *The Palm Beach.* Each one offers a unique experience, providing an exciting range of games in a relaxed and impressive environment.

2007 has been a very challenging period for UK casino operators as the gaming industry experienced several unexpected legislative changes.

During the year, the UK Gaming Duty bands and rates were revised without prior indication or consultation with the UK gaming operators. From 1 April 2007, the 2.5% starting rate of gaming duty was abolished; the next band of 12.5% was increased to 15% and a new rate of 50% was introduced on gross yield from gaming in excess of £10.0 million per accounting period of six months for each casino. This revision negatively impacted the overall earnings performance of the UK gaming industry, including Genting Stanley.

From July 2007, the UK Government implemented a smoking ban in all public enclosed areas in England and Wales, in addition to Scotland, where the smoking ban was implemented in March 2006. This ban had an adverse impact on the gaming business of Genting Stanley. Cognizant of the impact of this ban, Genting Stanley has taken steps to address the matter, such as modifying its casinos where possible to enable access to external smoking areas for the convenience of players. These efforts have mitigated the negative impact of the smoking ban and encouraged the return of those most inconvenienced by this ban.

Genting Stanley has applied for 10 new casino licences under the Gambling Act, 1968. Of these, 6 licences have been granted, namely Nottingham, Sheffield, Liverpool, Glasgow, Hull and Reading, one has been rejected and another has been withdrawn for commercial reasons. The Nottingham casino was opened in May 2007 and the Liverpool casino in December 2007. The remaining two applications are still being processed.

The Gambling Act 2005 ("Act 2005"), enacted to replace the 1968 Act, introduces new regulatory requirements for the UK casino industry. These include the ability to advertise and to provide player incentives that allow operators to offer more internationally competitive player packages, which are positive moves for the industry and for Genting Stanley. For the first time, Genting Stanley will be able to advertise its casinos and promote via different media channels. As the largest casino operator in the UK with 46 casinos (comprising 41 within the provincial estate and 5 in London) and which includes some of the finest casinos in the country, Genting Stanley is in a good position to capitalise on the Group's network of high quality casino offerings and compete aggressively for the international casino markets.

However, the Act 2005 has a requirement to remove so-called s21 machines, which adversely affected Genting Stanley's earnings performance from slot machines in 2007.

During the year, a series of refurbishment and enhancement plans were developed, including modifying our casinos as non-smoking areas and where possible, to provide access to external smoking areas.

Crockfords Club *(www.crockfords.com)* is the oldest private gaming club in the world, which caters exclusively to the noble and elite since 1828. William Crockfords earned his reputation as the "Father of British Gaming" by offering the fairest gaming and finest dining, a hallmark that continues to this day.

Housed at 30 Curzon Street, Crockfords will soon be expanded, following the purchase of the adjoining building. Plans are underway to create additional two floors of private gaming facilities complete with smokers' terraces and the introduction of an exclusive business centre at 31 Curzon Street, specifically designed to meet the needs of international players.

Genting Stanley London Brands

Genting Stanley Provincial Brands


The Colony Club, London


Maxims Casino Club, London


The Palm Beach, London

The Colony Club *(www.thecolonyclub.com)* has established itself as the most stylish and contemporary casino in London. Adjacent to the Metropolitan Hotel and opposite the Hilton Park Lane, the club is perfectly situated to cater to the upper-middle to high-level players. Its Japanese Teppanyaki restaurant is one of the most popular in London.

The Club is undergoing refurbishment works to further enhance its original concept with the latest style and sophistication and state-of-the-art lighting design, as well as providing a new dedicated smoking facility for high stakes players.

Maxims Casino Club *(www.maximsclub.com)* is the most prestigious club within the Royal Borough of Kensington and Chelsea. A short walk from Kensington Palace and its gardens, this exclusive and intimate club offers attentive gaming for its discerning clientele.

Especially noted for its Thai cuisine, the club offers the finest European and Asian food available in London. The Club introduced high stakes Poker that is becoming popular with its local and international players.

The Palm Beach *(www.thepalmbeach.com)* is situated in Berkeley Street in Mayfair and features one of the largest and most vibrant gaming rooms in London. The club has two key entrances, a main entrance and a direct entrance from the lobby of the five-star Mayfair Hotel. It offers London's only fusion restaurant within a casino. Created by Head Chef David Laval, this unique restaurant offers a visual and tantalising experience for its diners.

The club has carried out enhancement works to include a new Poker area, an expanded high stakes/VIP area and the provision of a smoker's patio.

London Mint *(www.cromwellmint.com)* is located at 43/45 Cromwell Road in a conservation area opposite London's Natural History Museum. It is a vibrant club in the heart of South Kensington. The club offers a fun, friendly and bustling atmosphere as well as excellent Far-Eastern cuisine. Genting Stanley has previously leased part of this club and subsequently bought its freehold building.

In 2007, three Circus Casinos were opened in Nottingham, Edinburgh and Liverpool while three existing casinos, namely Maxims Birmingham, Maxims Southend and Mint Southend were refurbished and re-branded. Two smaller and underperforming clubs were closed in 2007 as part of Genting Stanley's continuous review of its operations. Today, Genting Stanley operates 41 provincial casinos across the UK. The opening of three Circus Casinos in a year reflects the Group's commitment to strengthen Genting Stanley's position in the UK as the No. 1 leading casino operator and to capitalise on the de-regulation, which became effective on 1 September 2007.

Crockfords Club, London



International Sales and Marketing Services

Genting International is the exclusive international marketing and sales co-ordinator for Genting Highlands Resort outside Malaysia. It has a network of international sales offices and agents in various countries including Hong Kong, Singapore, China, India, Thailand, Indonesia and the Middle East. Its 13th sales office was established in Jakarta, Indonesia in 2007. Pro-active marketing initiatives targeting various categories of visitors and holidaymakers were undertaken and attracted more inbound tourist arrivals to Genting Highlands Resort in 2007. The marketing team also worked closely with the Malaysia Tourism Promotion Board and other countries to actively promote Genting Highlands Resort in sales and marketing events, fairs and exhibitions worldwide. In 2007, marketing trips to Asia Pacific, Australia, Europe, Kazakhstan and Russia were made to broaden and enhance travel trade networking.

IT Application Related Services

Genting International's Support Services unit provides IT application related services to the Genting Group and to third parties. The services include the management of the Group's call centre, WorldReservations Centre (WRC) that received about 2 million incoming calls in 2007 (or 12% higher than in 2006). The unit also manages www.genting.com.my, a popular online booking channel for the Genting Highlands Resort, which registered a 23% increase in online sales in 2007. On a peak day, more than 29,000 visitors logged onto this website. Over 60% of the Group's appointed travel agents worldwide have been using eGIT, Genting's dedicated reservation system for group bookings. This has increased work productivity and cost efficiency.

WorldCard, the Group customer loyalty programme has over 2.5 million members as at 31 December 2007. It has over 650 participating merchants with more than 2,200 outlets throughout Malaysia, Singapore and Hong Kong. In 2007, the *WorldCard* membership self service machine, iKiosk was enhanced with new features such as guest pass issuance, online statement and redemption. iKiosk has received positive response from its members.

In 2007, *WorldCard* introduced new marketing and business initiatives such as *WorldCard Powered* - a new prepaid service platform for retail merchant partners such as Parkson Corporation, Sushi King Malaysia, G2000 and Lazo Diamond. WorldCard also partnered with SoHoKL and Warisan Square in West Malaysia and 1Borneo in East Malaysia as their integrated marketing solutions provider.

In December 2007, *WorldCard* introduced and launched its dedicated travel web site, www.worldcard-travel.com to boost transactional activities and to create greater value for its members and merchant partners.

iKiosk at First World Hotel



www.genting.com.my


GENTING
PROMOTIONS
Best deals, special offers
and attractive packages in store for you!

Genting Highlands Resort, Malaysia





Awana Kijal Golf, Beach & Spa Resort



Awana Genting Highlands Golf & Country Resort

AWANA HOTELS & RESORTS
www.awana.com.my

The Awana brand which comprises three beautifully designed resort hotels in Malaysia, achieved an overall average occupancy rate of 69% in 2007 (2006: 65%).

Awana Genting Highlands Golf & Country Resort ("Awana Genting")

Renowned for its abundant green surroundings and crisp, cool air, ***Awana Genting*** is a refreshing getaway from the hustle and bustle of the city. Nestled in the country's largest and oldest mountain range, Awana Genting is a 45-minute drive from Kuala Lumpur and a short distance from Genting - City of Entertainment.

The five-star highlands resort has 430 guest rooms, 17 well-equipped function rooms with a grand ballroom and an 18-hole championship golf course. Situated 3,000 feet above sea level, Awana Genting has created its name as a popular haven for golfers, families, conventioneers and eco-sports lovers.

During the year, Awana Genting introduced the Sunrise & Sunset programme, which offers in-house guests the opportunity to participate in complimentary and exciting sports, fun and adventure activities, as well as unique customised programmes throughout their stay. In addition, Awana Genting has initiated a programme with Open University Malaysia that enables students and staff to use its facilities to conduct various team building and leadership programmes.

Awana Genting is a preferred MICE (Meetings, Incentives, Conventions and Exhibitions) venue for many government and corporate events.

The Buns Strabe, a new extension to the Lobby Lounge features a selection of coffee by Austin Chase Coffee and a wide array of scrumptious food. Awana Genting achieved a higher average occupancy rate of 72% in 2007 (2006: 61%).

Awana Kijal Golf, Beach & Spa Resort ("Awana Kijal")

Awana Kijal is a luxurious five-star beach resort with 343 guest rooms and suites, with spectacular panoramic views of the South China Sea. Located in Terengganu (only a 30-minute drive from Cherating) in the East Coast of Peninsular Malaysia, Awana Kijal has become the premium deluxe resort destination for travellers from Malaysia and around the globe. Recognised as the leading resort in the East Coast, Awana Kijal has the longest private beachfront in Peninsular Malaysia with 7.6 kilometres of pristine sandy beach and an 18-hole championship golf course with magnificent views of the sea. It is a popular resort for golfers, land and water sports enthusiasts, as well as nature lovers looking for an exciting holistic resort experience.

A variety of water and land sport activities are available such as jet skiing, windsurfing, canoeing, 'banana' boat rides, snorkelling, scuba diving, bird watching, nature walk and firefly watching.

The Taman Sari Royal Heritage Spa offers spa treatment packages based on ancient Javanese massage and aromatherapy practices to relax and rejuvenate the body and mind.

The resort catered to several major conventioneers during the year, namely Amanaraya Berhad, HSBC, World Fish Centre and Pejabat Penerangan Malaysia. Awana Kijal recorded an average occupancy of 65% in 2007 (2006: 68%).

Awana Porto Malai, Langkawi ("Awana Porto Malai")

Situated on the south-western tip of Langkawi, the island famed for its legends and duty-free status, ***Awana Porto Malai*** remains a popular holiday destination.

The 208-room Mediterranean themed seafront resort caters to a wide segment of the market including international tourists from Europe and East Asia, especially Taiwan and China.

Awana Porto Malai continued to be the official host venue for the Langkawi International Maritime and Aerospace Exhibition (LIMA) in 2007. It was also selected as the venue for the International "Global Meet" event that was organised by the Ministry of Tourism, Malaysia.

To enhance the dining experience for visitors, Awana Porto Malai has reconceptualised and redesigned one of its dining rooms into Villa Rossi Restaurant, providing guests with alternative dining options in Italian and Continental cuisines. Awana Porto Malai registered an average occupancy of 71% in 2007 (2006: 68%).

AWANA VACATION RESORTS
www.awanavacation.com

Awana Vacation Resorts Development Bhd ("AVRD") is the Group's timeshare operator. Launched in August 1998, AVRD has grown steadily with 5,830 timeshare members as at 31 December 2007.

AVRD is affiliated with Resort Condominium International (RCI), providing AVRD's timeshare members with access to more than 3,800 affiliated resorts in over 85 countries.

In addition, AVRD has direct exchange with resorts in Europe, Australia, China, India and Thailand in addition to the Group's resort properties. AVRD is the proud winner of Best Brand in Leisure and Hospitality (Time Sharing) at the BrandLaureate - SME's Chapter Award 2007.



Awana Porto Malai, Langkawi



Oil palm plantation - Asiatic Tanah Merah Estate

PLANTATION
www.asiatic.com.my

The Malaysian oil palm industry had a very good year with export earnings rising by over 40% to a record RM45 billion (2006: RM32 billion) driven by significant gains in prices of palm products.

Asiatic Development Berhad ("Asiatic") spearheads the Plantation Division of the Group. In tandem with the industry's sterling performance, the average selling price per tonne of crude palm oil achieved by Asiatic was RM2,500 (2006: RM1,520) and for palm kernel was RM1,445 (2006: RM897). On the back of high commodity prices, the Plantation Division recorded an all time high revenue and pre-tax profit of RM846 million (2006: RM486 million) and RM429 million (2006: RM195 million) respectively.

Asiatic's fresh fruit bunches ("FFB") production increased by 7% from 1.13 million tonnes in 2006 to 1.21 million tonnes in 2007. This was mainly due to a 5% improvement in yield to 22.4 tonnes per hectare (2006: 21.4 tonnes per hectare).

Total FFB intake in Asiatic's five oil mills in Malaysia increased to 1.28 million tonnes of FFB in 2007 (2006: 1.22 million tonnes) with an improvement in average oil extraction rates achieved of 20.70% in 2007 (2006: 20.52%).

The construction works of the 30-tonne per hour Asiatic Indah Oil Mill sited on Asiatic Indah Estate commenced in March 2007. This new oil mill will cater to crop production from both Asiatic Indah and Permai estates as well as possibly the surrounding small holders.

At the end of 2007, about 3,413 hectares on Asiatic Jambongan Estate have been planted with oil palm.

The Division commenced planting activities for the joint venture operations in Kalimantan, Indonesia. As at end of 2007, 1,716 hectares of the land were planted. Further planting of this land will continue over the next few years. Land clearing and planting activities will continue despite facing some issues with the local indigenous people. During the year, the Division increased the size of its nursery to 102 hectares, catering to 1.4 million seedlings. The Division has also used imported germinated seeds from Malaysia to maintain a good mix of planting material.

Biotechnology Activities

Asiatic Centre for Genome Technology ("ACGT") is set up as a centre of excellence in genomic science. The centre focuses on research and development in genome sequencing and biomarker discovery that will lead to innovations for enhancing the productivity and sustainability of palm oil production. ACGT is one of the first seven biotechnology companies to be awarded BioNexus status by the Malaysian Biotechnology Corporation - an agency under the Ministry of Science, Technology and Innovation (MOSTI).

PLANTATION STATISTICS

Area (Hectares)	Oil Palm		Others		Titled Area	
	2007	2006	2007	2006	2007	2006
Mature	54,104	53,968	-	-	54,104	53,968
Immature	7,310	5,566	-	-	7,310	5,566
Total Planted Area	**61,414**	**59,534**	**-**	**-**	**61,414**	**59,534**
As a percentage (%)	100	100	-	-	100	100
Unplanted agricultural land/Clearing in Progress	-	-	15,013	17,418	15,013	17,418
Labour Lines, Buildings Infrastructure, etc.	-	-	3,339	2,858	3,339	2,858
Property Development	-	-	426	415	426	415
Total Area	**61,414**	**59,534**	**18,778**	**20,691**	**80,192**	**80,225**
Percentage Over Titled Area (%)	76.6	74.2	23.4	25.8	100	100
Production (mt)	1,208,140	1,132,026	-	-	-	-
Yield Per Mature Hectare (mt/kg)	22.4	21.4	-	-	-	-
Average Selling Price						
CPO (RM/mt)	2,500	1,520	-	-	-	-
Palm Kernel (RM/mt)	1,445	897	-	-	-	-



Planting activities at Ketapang Land, Kalimantan, Indonesia.



ACGT's laboratory at Technology Park Malaysia



Prime Minister of Malaysia, Dato' Seri Abdullah Ahmad Badawi visiting the ACGT's booth during the BioMalaysia 2007, accompanied by Asiatic's Chairman, Tan Sri Mohd Amin.

ACGT's logo was launched in July 2007 in conjunction with the Malaysian Biotechnology Corporation's Second Eminent Speakers Series in which Dr Aristides A.N. Patrinos, President of Synthetic Genomics, Inc., spoke on the impact of global warming and synthetic biology on the development of industrial biotechnology in Malaysia.

In August 2007, ACGT moved into its office and laboratory at Technology Park Malaysia in Bukit Jalil. The new office is located in two adjacent lots with a total area of 5,509 square feet. The laboratory is equipped to carry out experiments in bioinformatics, DNA and RNA extraction, DNA sequencing, gene cloning, marker analysis and microbial isolation. Nine scientists have been recruited and one of the scientists has undergone training in bioinformatics at the J. Craig Venter Institute in Rockville, Maryland, USA.

PROPERTY

www.asiatic.com.my

The Property Division registered revenue of RM81.7 million in 2007 (2006: RM107.9 million) due to rising inflation and slowdown in the global economy. The Division's profit before tax in 2007 was RM23.0 million (2006: RM25.7 million). The Division is led by Asiatic Land Development Sdn Bhd, which develops the Asiatic brand of properties in Malaysia.

Residential & commercial developments in Asiatic Indahpura, Johor


ASIATIC
Indahpura

Asiatic Indahpura in Johor is the Division's flagship project of mixed residential and commercial developments. It was the key contributor to the Division, with sales of RM41.0 million in 2007. The sales were mainly derived from its newly launched Diamond range double-storey and Iris range single-storey terrace houses, which contributed RM20.2 million in sales.

Asiatic Cheng Perdana in Melaka continued to generate good revenue of RM14.2 million, despite being at the tail end of its development. The revenue was mainly contributed from its newly launched single and double-storey terrace houses as well as semi-detached houses which generated a combined sales of RM11.0 million, representing 77% of the project's total sales.

Development activities in ***Asiatic Permaipura***, Kedah were relatively subdued due to market conditions. The Permaipura Golf and Country Club, one of the popular golf clubs in Kedah, performed reasonably well despite strong competition from other golf clubs. Asiatic Permaipura continued its marketing efforts by introducing innovative tournament packages to attract more local and foreign golfers to the club.

In 2007, the division had a maiden launch for its fourth property project, ***Asiatic Pura Kencana Sri Gading*** in Batu Pahat, Johor. The project is a 320-acre mixed residential and commercial development. The project's maiden launch consisted of 122 units double-storey shop offices. The take-up rate was good with over 50% of the shop offices sold at a sale value of RM22.9 million.

The ***Kijal Beach Resort Apartments***, which are strategically located beside Awana Kijal in the east coast of Terengganu, continued to enjoy good tenancy and registered an average rental occupancy rate of 66% in 2007. The 89 units of apartments offer panoramic views of the South China Sea and overlook Awana Kijal's 18-hole championship golf course.

Kijal Beach Resort Apartments, Terengganu





Kuala Langat Power Plant, Malaysia



Nanjing power plant
Wuxi power plant
Suzhou power plant
Meizhou Wan power plant
Lanco Kondapalli power plant
Aban power plant
Kuala Langat power plant

Location Map of Genting Power Plants

POWER

www.gentingsanyen.com

Genting Power Holdings Limited

Genting Power Holdings Limited spearheads the Power Division. The Division recorded another year of good performance in 2007, with a revenue of RM1,491.6 million (2006: RM1,325.8 million), while profit before tax was RM505.9 million (2006: RM458.6 million). In total, the Power Division has net attributable generating capacity of about 1,450MW from interests in seven power plants in Malaysia, China and India.

The Division's subsidiary, ***Genting Sanyen Power Sdn Bhd*** ("Genting Sanyen Power") is an Independent Power Producer that owns and operates a 720MW Kuala Langat power plant in Selangor. In its twelfth year of full commercial operations in 2007, this gas-fired combined cycle power plant remains highly ranked in the merit order despatch schedule of Tenaga Nasional Berhad, Malaysia's national utility group.

The largest asset in the Chinese power plant portfolio is the 100%-owned 724MW Meizhou Wan coal-fired power plant in Fujian Province. The Division also owns majority interests in three peaking plants in the Jiangsu Province, comprising 80%-owned 76MW Nanjing diesel-fired open cycle power plant, 60%-owned 109MW Suzhou gas-fired combined cycle power plant and 60%-owned 42MW Wuxi gas-fired open cycle power plant.

In India, the Division's two power plants, namely Lanco Kondapalli and Aban Power continued to perform well. The Division has a 30% interest in the 368MW Lanco Kondapalli, a gas-fired combined cycle power plant in Andhra Pradesh that is operated and maintained by Genting Lanco Power (India) Private Ltd, a 74%-owned subsidiary of the Group.

The Division has a 36.26% interest in Aban Power, a 113MW gas-fired combined cycle plant in the Tanjore District of Tamil Nadu which began commercial operations in August 2005.

Bio-Oil Activities

The Group continued to invest in the renewable energy sector in 2007. ***Genting Bio-Oil Sdn Bhd ("GBO")*** commissioned its bio-oil pilot plant in Ayer Itam, Johor in 2006. The purpose of the pilot plant is to convert empty fruit bunches from oil palm plantations into bio-oil, a source of fuel that could be used for direct co-combustion at power plants and boilers to generate heat and electricity. Although the pilot plant continues to demonstrate full cycle production from empty fruit bunches into bio-oil, it will undergo engineering upgrades. Full commercial operations have been targeted in 2009. GBO's bio-oil production process has been certified by the Clean Development Mechanism ("CDM") Executive Board as one of the "Approved Methodologies" (Ref AM0057), which allows all future bio-oil plants and users of bio-oil to qualify for carbon credits. The CDM is an arrangement under the Kyoto Protocol that facilitates the reduction of greenhouse gases.

GENTING Bio-Oil
Breakthrough Technology for Renewable Energy



Lanco Kondapalli Power Plant, India






Testing of the exploration well on the Anambas PSC, Indonesia


Drilling activities undertaken at Northwest Natuna PSC, Indonesia


Drilling activities

Exemption No. 82-4962

OIL AND GAS
www.gentingoil.com

Genting Oil & Gas Limited

The Oil & Gas Division, spearheaded by 95%-owned subsidiary ***Genting Oil & Gas Limited*** ("GOGL"), undertakes the exploration for and production of oil and gas. It has operations and offices in China, Indonesia and Morocco. Genting Oil & Gas Sdn Bhd provides management and technical services to the Division.

During 2007, the Division's revenue remained stable at RM142.9 million (2006: RM141.3 million) but profit before tax in 2007 reduced slightly to RM49.0 million (2006: RM51.0 million).

In **China**, Genting Oil & Gas (China) Limited ("GOGC") continued with its operations at the 100%-owned Zhuangxi Buried Hill ("ZBH") Oilfield in Shandong Province. In 2007, drilling and work-overs increased ZBH oil production by 5% such that the oilfield produced 220,547 tonnes or equivalent to 1.51 million barrels of oil (2006: 209,250 tonnes or 1.44 million barrels). GOGC was entitled to 102,189 tonnes or 701,000 barrels of this oil (2006: 100,357 tonnes or 688,000 barrels). In 2007, ZBH oil was sold to Sinopec at an average price of US$59.3 per barrel (2006: US$55.50 per barrel), with the prices ranging from US$43 to US$76 per barrel over the year. Four new development wells were started, of which two were completed in late 2007. Construction began on a new light oil gathering system. As at 1 January 2007, GOGC's ZBH 2P Working Interest was certified at 17.742 million barrels oil, with 2P Net Entitlement Reserves of 8.026 million barrels oil.

In **Indonesia**, the Division has interests in three Production Sharing Contracts ("PCS"), namely 100%-owned Northwest Natuna PSC, 100%-owned Anambas PSC and 49.99%-owned West Salawati PSC. The Northwest Natuna PSC is operated by Genting Oil Natuna Pte Ltd ("GONPL"), the Anambas PSC is operated by Sanyen Oil & Gas Pte Ltd, while the West Salawati PSC is held by Genting Oil Salawati Pte Ltd.

On the Northwest Natuna PSC, studies on the Ande Ande Lumut ("AAL") Oil Discovery were undertaken and various development options were studied. The AAL Discovery is estimated at around 50 million barrels of Contingent Resources. GONPL will work with BPMIGAS on an AAL Plan of Development in order to transform these resources into oil reserves and move towards production.

On Anambas PSC, studies were undertaken and an appraisal well planned for the Anambas Condensate Discovery. On the West Salawati PSC, the operator PearlOil (Salawati) Limited acquired and processed 1,191km of offshore marine 2D seismic, acquired 97km of ocean bottom cable seismic data, and drilled the Cilipgo-1 exploration well which was abandoned with oil and gas shows.

The Division continued to monitor its future deferred consideration rights (under a 2001 contract with BP Global Investments Ltd) to long-term cash flows from the Muturi PSC in West Papua. This 'Deferred Consideration' will begin at the end of 2008 or early 2009, when the Tangguh Liquefied Natural Gas ("LNG") Plant begins producing and selling gas from the Muturi PSC. At the end of 2007, over 85% of the first two LNG Trains and related facilities had been completed. The Deferred Consideration has not been recognised in the financial statements as the economic benefits arising from the long term future cash flows are not certain as at the end of the financial year and therefore cannot be quantified.

In **Morocco**, the division owns 75% of the Ras Juby Offshore Concession via Genting Oil Morocco Limited. During the year, a 3D seismic survey of 510 square kilometres covering the Cap Juby Heavy Oil Discovery was processed and interpreted. Studies are underway to determine the Cap Juby oil-in-place volume and reservoir characteristics so that a decision on appraisal drilling can be made in 2008.

Note: The photos of the drilling rigs shown in this annual report are for illustrative purpose only and the vessels shown are not assets of the Group or Company.



Ras Juby Offshore
Zhuangxi Buried Hill Oilfield
West Salawati PSC
Muturi PSC
Northwest Natuna PSC
Anambas PSC

Location map of Genting Oil & Gas activities





Sultan Sharafuddin Idris Shah, Sultan of Selangor Darul Ehsan presenting the FIABCI Malaysia Property Award 2007 to Mr Lee Choong Yan, President of Resorts World Bhd.

Dato' Seri Abdullah Ahmad Badawi, Prime Minister of Malaysia presenting the Director of the Year award to Tan Sri Lim Kok Thay.

RECOGNITION

The Genting Group has received numerous recognitions for its commitment to high quality standards and management excellence. Major awards of excellence received in 2007 include:

- Tan Sri Lim Kok Thay - ***Director of the Year 2007*** *by Malaysian Institute of Directors.*
- Genting Highlands Resort - ***World's Leading Casino Resort 2007*** by World Travel Awards.
- Genting Highlands Resort - ***Asia's Leading Casino Resort 2007*** by World Travel Awards.
- Genting Highlands Resort - ***Winner of FIABCI Malaysia Property Award 2007 under Resort Development category*** by International Real Estate Federation (FIABCI) Malaysia.
- Genting Highlands Resort - ***Best Resort*** at TTG Travel Awards 2007 by TTG Asia Media.
- Genting Highlands Resort - ***Tourist Attraction of the Year (Genting Theme Park)*** at the Hospitality Asia Platinum Awards 2007 - 2008.
- Genting Highlands Resort - ***Family Resort of The Year (Genting Hotel)*** at the Hospitality Asia Platinum Awards 2007 - 2008.
- Genting Highlands Resort - ***Specialty Restaurant of the Year (Ming Ren, Highlands Hotel)*** at the Hospitality Asia Platinum Awards 2007 - 2008.
- Genting Highlands Resort - ***Chinese Cuisine Chef of the Year (Chef Chan Kong Tung, Club Elite)*** at the Hospitality Asia Platinum Awards 2007 – 2008.
- Resorts World Bhd - ***Best Brands In Leisure And Hospitality*** at The BrandLaureate Awards 2007 by Asia Pacific Brands Foundations (APBF).
- Genting - ***Ranked No 4 for Malaysia's Most Valuable Brands 2007*** by the Association of Accredited Advertising Agents Malaysia.
- Awana Hotels & Resorts - ***Best Brand in Leisure and Hospitality*** at The BrandLaureate Awards 2007 - SMEs Chapter by Asia Pacific Brands Foundations (APBF).
- Awana Vacation Resorts Development Bhd - ***Best Brand in Leisure and Hospitality (Time Sharing)*** at The BrandLaureate Awards 2007 - SMEs Chapter Award 2007 by Asia Pacific Brands Foundations (APBF).
- Genting International P.L.C - ***Best Secondary Offering in South East Asia*** for Rights Issue of S$2.2 billion at the South East Asia Deal Awards 2007.



Resorts World Bhd
Best Brands in
Leisure and Hospitality
(The BrandLaureate Awards 2007)



Genting Highlands Resort
Best Resort
(TTG Travel Awards 2007)



Genting Highlands Resort
World's Leading Casino Resort
(World Travel Awards 2007)



Genting Highlands Resort
Winner of FIABCI Malaysia
Property Award 2007
under Resort Development category



As a responsible corporation, the Group always focuses on contributing to the sustainable development of the economy, community welfare, care for the environment and its employees in countries where the Group operates. These practices have always been an integral part of the Group's business ethic. In line with the Listing Requirements of Bursa Malaysia Securities Berhad, which requires listed companies to provide a description of its corporate social responsibility ("CSR") activities and practices, these efforts are now being articulated for the first time under the Group's CSR framework, with the Group's various subsidiaries having specific areas of focus within their respective industries.

ENVIRONMENT

The Group has always advocated and initiated various sustainable environmental conservation efforts.

The Group, via Resorts World, has a strong environmental conservation record based on policies of ensuring minimal impact on the environment and implementing environmentally sound policies. The Resort's environmental management systems are constantly being reviewed and adapted to improve the quality of the environment. Projects at Genting Highlands Resort have always been strategically designed to minimise the use and clearing of land for development. Careful planning and design have been adopted to minimise the impact of this integrated resort on the natural environment. Energy, water consumption and waste production are monitored to ensure the growth rate is lower than the growth rate of the business. In 2007, the resort achieved a 3% reduction in total water use and a 40% reduction in waste.

Resorts World has introduced a number of environmental initiatives to reduce energy consumption. These include rescheduling the operating hours for water catchment motors, laundry facilities and generator settings for its Sky Venture facility to avoid times of maximum electricity demand. Energy saving light bulbs are installed in all 10,000 guest rooms and other hotel facilities. Timers are used on fixed lighting and sensor lighting is installed in common kitchens and staff quarters to ensure that lights are switched off when not in use.

Resorts World has also implemented the "Integrated Management System" comprising the Environmental Management System, Quality Management System and Occupational Health & Safety Assessment (OHSAS) to improve the quality of services with special focus on the environment and safety of all stakeholders.

The Group, via Asiatic, is the first company to join the Partners for Wetlands, initiated by World Wide Fund (WWF) in 1999. Asiatic has participated in WWF's tree planting programme initiative to conserve the Kinabatangan floodplains. 86 hectares of land have been dedicated to this project, of which 41,000 trees are targeted to be planted within 5 years beginning 2007. Asiatic has also supported the turtle conservation programme organised by the Sea Turtle Research Unit of University Putra Malaysia's branch campus in Terengganu.

In India, the Group via its Power Division distributed fruit bearing saplings to DAV Public School as part of an environmental awareness programme for school children. It donated 5,000 teak saplings to Acharya Nagarjuna University to green the vast university premises and pave the way for future sustainable income generation.

In Singapore, the Group via RWS made headlines for its conservation and relocation efforts to save trees and corals found on its development site in 2007.

WORKPLACE

The Group adopts a corporate philosophy that values its employees and emphasises the development of human resources. Over the years, the Group has expanded to comprise a global team of dedicated and motivated professional managers who have blended modern management techniques with traditional values of hard work, perseverance and integrity.

As at 31 December 2007, Genting Berhad and its subsidiaries have 27,117 employees. 313 employees were honoured with Long Service Awards ranging from 5, 10, 15, 20, 25, 30 and 40 years of service.


SERVICE AWARD



Tun Mohammed Hanif bin Omar, Deputy Chairman of Genting Berhad (centre), with some of the Group's long service award recipients



Genting Sanyen's Family Day



Asiatic Development Berhad - 27th Management Conference



Resorts World Bhd - 19th Senior Managers' Conference

Various training conferences and team-building events were held in 2007 including Resorts World's 19th Senior Managers' Conference in Langkawi with the theme "Growing Profitability in a Highly Competitive Environment", Asiatic's 27th Management Conference in Hanoi, Vietnam with the theme "The Asiatic Challenge" and Genting Sanyen's Senior Management retreat in Mongolia. Team-building workshops and annual family days were held by various departments within the Group to foster team spirit amongst executives and staff.

In August 2007, Resorts World inaugurated the Hotel Management Trainee Programme. This 12-month training programme provides career advancement opportunities for high potential hotel employees who have at least a diploma qualification and who have been identified as potential executives. As part of the Resort's branding initiatives, these opportunities were also extended to external candidates from selected colleges and universities. 29 fresh graduates joined Resorts World as management trainees in 2007 to undergo a specially designed development programme for succession into managerial positions in the future.

Genting International implemented a Performance Share Scheme in 2007 for its employees to provide more flexibility in remunerating good work performance and to allow better management of its fixed overheads. Shares will be granted under an award by way of issuing new shares to participating employees.

RWS has pledged fair employment practices and non-discrimination towards senior workers, the handicapped and ex-offenders on the Yellow Ribbon programme in Singapore.

Asiatic has invested in the construction of its worker's quarters, clinic, surau and football field in the oil palm estates. It has extended its care for employees by arranging transportation for children to attend school and to supply electricity and treated water to oil mill staff in the estates.

The Company hosted a group of 41 MBA students from the Wharton School, University of Pennsylvania under their Global Immersion Program for the second consecutive year in 2007. Genting Berhad has been identified as one of Wharton's selected few corporations to foster the interest of their students in the business environment and opportunities in South East Asia.

In addition, the Group participated in various career fairs and recruitment drives, including the Annual Career Fair at Mid Valley City and career fairs at TAR College, Malaysia and in the UK to ensure that the Group hires, trains and retains the best talent.



Resorts World at Sentosa's team - at their new head office in Sentosa, Singapore

Various seminars and talks focusing on work, health and lifestyle management were organised by the Group to promote a healthy and positive work environment for its employees.

COMMUNITY

In Malaysia, the Group has a community service programme that identifies infrastructure and services to local communities; youth development, education, underprivileged and disability groups; sports and promoting culture and arts as areas of focus.

Infrastructure support and services to local communities included monetary assistance by Resorts World to St. John Ambulance Malaysia (for their 24-hour Highway Emergency Ambulance Service) and Negeri Sembilan Chinese Maternity Hospital (a non-profit private hospital that offers health services to the community at minimal charges). Resorts World rendered financial support and essential supplies to the Pahang flood victims in 2007.

During the year, support was extended to health-based organisations such as the Malaysian Aids Foundation, Majlis Kanser Nasional (MAKNA), Cancerlink Foundation, PRIDE Foundation (focusing on breast cancer), Majlis Ramah Mesra Orang Asli (for the indigenous community).

In advocating **youth development**, the Group via Resorts World supported Persatuan Pedagang and Pengusaha Melayu Malaysia (PERDASAMA) to organise skills and entrepreneurship seminar for post SPM school leavers. It also sponsored over 100 students in Pahang to participate in the National Police Cadet Camp in 2007.

Senior managers of Resorts World Bhd with Dato' Ng Yen Yen, the former Deputy Minister of Finance hosting 300 children from various welfare homes during Chinese New Year.



Genting Group participating in the charity-based Kuala Lumpur Rat Race 2007 on 7 August 2007.


GENTING
GROUP

Resorts World at Sentosa's team participating in the charity-based Singapore Bull Run on 12 October 2007.




GENTING

Tan Sri Lim Kok Thay (right) presenting mock cheque to Dato' Seri Mohd Najib Tun Abdul Razak, Deputy Prime Minister of Malaysia (left) for the Pekan Fest 2007 on 4 May 2007.



Tun Mohammed Hanif Omar (third from left) presenting "Genting and Nanyang 50th National Day Message Cards" to Dato' Seri Abdullah Ahmad Badawi, Prime Minister of Malaysia on 30 August 2007.

In **education**, the Group via Resorts World provided support in monetary terms and in-kind to many schools and higher learning institutions to enhance the quality of education in their community. These included schools such as Sekolah Sri Layang, Taman Maluri Primary School, Universiti Kebangsaan Malaysia and Kolej Tuanku Ja'afar.

Asiatic has rendered financial support to Foon Yew School, Montfort Youth Training Centre, various government schools in Peninsular Malaysia, Yayasan Pendidikan Kota Tinggi, Universiti Kebangsaan Malaysia and Kolej Tunku Jaafar. Asiatic has established 8 Humana Schools in Sabah for the benefit of its employees' children and the local community.

In supporting **underprivileged and disability groups**, Resorts World has given financial assistance to more than 70 disability organisations in 2007. It played host to over 1,100 underprivileged children and senior citizens from various welfare homes in Malaysia, treating them to fun times at Genting Highlands Resort.

In **sports**, the Group has contributed in cash and in kind to various sports organisations to promote sports activities in the country. These included Resorts World's support for Le Tour de Langkawi, the Selangor Tennis Association - Junior Development Programme 2007, the Kuala Lumpur International Marathon (in collaboration with Kuala Lumpur City Hall), the Genting Masters Golf Tournament (in collaboration with the Malaysian Professional Golfers' Association), the Football Association of Malaysia and the YDSM-PENN Endurance Challenge 2007 (a qualifying leg for competitors of the International Federation for Equestrian World Endurance Championship 2007).

The Group also participated in the charity-based Kuala Lumpur Rat Race 2007, jointly organised by The Edge and Bursa Malaysia.

In promoting **culture and arts** in the society, the Group via Resorts World sponsored and collaborated with leading local theatre companies to produce some remarkable works in which part of the sales proceeds are channelled for charity purposes. These works included *Urmi*, a local adaptation of Shakespeare's The Tempest that was staged by Masakini Theatre Company. Proceeds from its Charity Theatre Presentation night benefited Kelantan Disabled Foundation, a non-profit organisation that provides rehabilitation, education, socio-economic assistance, vocational training centre and computer classes free of charge to disabled people.

Another remarkable work was *Mystical Steppes: Along the Silk Road*, in which its Premiere Night proceeds were channelled to Yayasan Raja Muda Selangor, Alzheimer's Disease Foundation and Hospis Malaysia. Resorts World also supported the Malaysian Youth Orchestra Foundation (MYOF) Young Musicians Fund Raising Performance where its proceeds were donated to the National Autistic Society of Malaysia (NASOM).

In China, the Group via its Oil & Gas Division funded the establishment of a 40-terminal computer lab in the Guangdong province for the minority Yao community. It also provided financial assistance to local schools and poor families.

In India, the Group via its Power Division distributed school uniforms to needy children at Asha Hospital.

In Singapore, the Group via RWS completed its CSR blueprint, identifying children, employees and the environment as areas of focus. RWS supported various charity drives, including the Singapore Bull Run 2007 organised by Singapore Exchange.

In the UK, the Group via Genting Stanley is committed to raising the level of public education on the risks of gambling and how to gamble safely; research into the prevention and treatment of problem gambling; and the identification and treatment of problem gamblers. Our voluntary contribution to the Responsibility In Gambling Trust ("RIGT") supports these commitments by helping to fund research works by UK universities, education initiatives and registered charities. In 2007, Genting Stanley received the Certificate of Social Responsibility by GamCare for high standards of socially responsible practices. Apart from charitable donations to RIGT, Genting Stanley has also supported fundraising for national charities and other charitable events. A team participated in the charity bike ride from London to Brighton in support of the British Heart Foundation.

Media news on the conservation and relocation efforts of RWS to save trees and corals found on its development site



Sentosa IR conservation: 200 trees to be relocated, 700 protected

Moving to a new home

Genting Stanley team participating in the charity bike ride from London to Brighton in support of the British Heart Foundation



Genting Stanley awarded the Certificate of Social Responsibility by GamCare.


Certificate of
Social Responsibility
Awarded to
Genting Stanley Plc
This is to certify that following an inspection of a number
Of premises operated by the above company.
GamCare is pleased to award certification for high standards
Of socially responsible practices
Signed:

CORPORATE GOVERNANCE

It is the policy of the Company to manage the affairs of the Group in accordance with the appropriate standards for good corporate governance. Set out below is a statement on how the Company has applied the principles and complied with the best practices as set out in the Malaysian Code on Corporate Governance ("the Code").

A. DIRECTORS

(i) The Board

The Board has overall responsibility for the proper conduct of the Company's business. The Board meets on a quarterly basis and additionally as required. The Board has a formal schedule of matters specifically reserved for its decision, including overall strategic direction, annual operating plan, capital expenditure plan, acquisitions and disposals, major capital projects and the monitoring of the Group's operating and financial performance.

Formal Board Committees established by the Board in accordance with the Code namely the Audit Committee, Nomination Committee and Remuneration Committee assist the Board in the discharge of its duties.

During the year under review, four meetings of the Board were held and all Directors have complied with the requirements in respect of board meeting attendance as provided in the Articles of Association.

The details of Directors' attendances are set out below:

Name of Directors	Number of Meetings Attended
Tan Sri Lim Kok Thay	4 out of 4
Tun Mohammed Hanif bin Omar	4 out of 4
Tan Sri Mohd Amin bin Osman	4 out of 4
Dato' Dr R. Thillainathan	3 out of 4
Mr Quah Chek Tin	4 out of 4
Dato' Paduka Nik Hashim bin Nik Yusoff	2 out of 4
Tan Sri Gunn Chit Tuan *(Resigned on 11 September 2007)*	3 out of 3
Tan Sri Dr. Lin See Yan	4 out of 4
Mr Chin Kwai Yoong *(Appointed on 23 August 2007)*	1 out of 1

(ii) Board Balance

The Board has eight members, three executive Directors and five non-executive Directors. Three of the five non-executive Directors are independent non-executive Directors. The Directors have wide ranging experience and all have occupied or currently occupy senior positions in the public and/or private sectors. The independent non-executive Directors provide a strong independent element on the Board with Tan Sri Dr Lin See Yan as the senior independent non-executive Director to whom concerns may be conveyed. All the independent non-executive Directors participate in the Audit Committee. Two of the three independent non-executive Directors also participate in the Remuneration and Nomination Committees as members of these Committees.

The Board is mindful of the dual roles of Chairman and Chief Executive held by Tan Sri Lim Kok Thay but is of the view that there are sufficient experienced and independent - minded Directors on the Board to provide the assurance that there is sufficient check and balance. Also, the dual roles have to a certain extent been balanced by the presence of Tun Mohammed Hanif bin Omar as Deputy Chairman.

A brief profile of each of the Directors is presented on pages 9 to 11 of this Annual Report.

(iii) Supply of Information

Notice of meetings, setting out the agenda and accompanied by the relevant Board papers are given to the Directors in sufficient time to enable the Directors to peruse, obtain additional information and/or seek further clarification on the matters to be deliberated.

As a Group practice, any Director who wishes to seek independent professional advice in the furtherance of his duties may do so at the Group's expense. Directors have access to all information and records of the Company and also the advice and services of the Company Secretary.

(iv) Appointments to the Board

The Nomination Committee comprising entirely of independent non-executive Directors is responsible for identifying and recommending to the Board suitable nominees for appointment to the Board and Board Committees.

The Nomination Committee met once during the financial year.

On appointment, Directors are provided with information about the Group and are encouraged to visit the sites of the Group's operating units and meet with key senior executives.

All the Directors have attended the Mandatory Accreditation Programme and are also encouraged to attend courses whether in-house or external to help them in the discharge of their duties.

The following are the courses and training programmes attended by the Directors in 2007:

	NAMES OF DIRECTORS							
COURSES	**Tan Sri Lim Kok Thay**	**Tun Mohammed Hanif bin Omar**	**Tan Sri Mohd Amin bin Osman**	**Dato' Dr R. Thillainathan**	**Mr Quah Chek Tin**	**Dato' Paduka Nik Hashim bin Nik Yusoff**	**Tan Sri Dr Lin See Yan**	**Mr Chin Kwai Yoong**
Corporate Governance in Malaysia and the Asian Financial Crisis				√				
ISEAS Conference on Malaysia Economy - Development and Challenges				√				
Making Corporate Boards More Effective								√
TED 2007 : "Icons. Geniuses. Mavericks."	√							
Corporate Governance Screen card & Dividend Survey by Minority Shareholder Watchdog Group						√		
Treasury 55 Years - Spearheading the Nation's Prosperity				√				
International Financial Reporting Standards (IFRS) Implementation Issues and Development			√	√	√		√	
Making Money from Risk Thinking - Best Practices Worldwide				√				
Bursa Malaysia - MAICSA Roadshow 2007 : Updates on Listing Requirements - Issues & Challenges				√				
Tax Highlights & Implications - MIFC by PricewaterhouseCoopers		√						
Key Performance Indicators, Balanced Scorecard and Goal Alignment				√			√	
Industrial Biotechnology - How Malaysia can be amongst the Front Runners in this Focus Area			√					
21st Century Governance, Legal and Regulatory Challenges to the Malaysian Board : With Special Reference & Update on the Companies (Amendment) Act 2007			√					
3D Public Relations			√					
A Discussion on Key Obligation Requirements for Companies Listed on Bursa Malaysia						√		
Amendment to Companies Act			√					
Tax Seminar - The 2008 Budget					√			
Compliance and Enforcement of the Listing Requirements				√				
G2E 2007 - NCRG Conference on Gambling and Addiction - G2E Leadership Academy	√							
Economic and Social History of Malaysia				√				
Reading, Interpreting & Analysing Annual Financial Statements			√		√	√		
Appraising Board Performance							√	
Great Eastern Life Workshop (Board Retreat)							√	

(v) Re-election

The Articles of Association of the Company provides that at least one-third of the Directors are subject to retirement by rotation at each Annual General Meeting and that all Directors shall retire once in every three years. A retiring Director is eligible for re-election. The Articles of Association also provides that a Director who is appointed by the Board in the course of the year shall be subject to re-election at the next Annual General Meeting to be held following his appointment.

Directors over seventy years of age are required to submit themselves for re-appointment annually in accordance with Section 129(6) of the Companies Act, 1965.

B. DIRECTORS' REMUNERATION

The Remuneration Committee comprising two independent non-executive Directors and one executive Director is responsible for making recommendations to the Board on the remuneration packages of executive Directors and members of Board Committees. In making recommendations to the Board, information provided by independent consultants and appropriate survey data are taken into consideration. The Board as a whole, determines the level of fees of non-executive Directors and executive Directors. Directors' fees are approved at the Annual General Meeting by the shareholders. Directors do not participate in decisions regarding their own remuneration packages.

The Remuneration Committee met twice during the financial year.

Details of the Directors' remuneration are set out in the Audited Financial Statements on page 76 of this Annual Report. In the interest of security, additional information have not been provided other than the details stipulated in the Listing Requirements of Bursa Malaysia Securities Berhad.

C. SHAREHOLDERS

The Group acknowledges the importance of timely and equal dissemination of material information to the shareholders, investors and public at large. The Company's Annual General Meeting remains the principal forum for dialogue with shareholders. Shareholders are encouraged to participate in the proceedings and ask questions about the resolutions being proposed and the operations of the Group.

The Group maintains a corporate website at www.genting.com which provides information relating to annual reports, press releases, quarterly results, announcements and corporate developments.

The Group also participates in investor forums held locally and abroad and also organises briefings and meetings with analysts and fund managers to give them a better understanding of the businesses of the Group.

D. ACCOUNTABILITY AND AUDIT

(i) Financial Reporting

The Board aims to ensure that the quarterly reports, annual financial statements as well as the annual review of operations in the annual report are presented in a manner which provides a balanced and understandable assessment of the Company's performance and prospect.

The Directors are also required by the Companies Act, 1965 to prepare financial statements for each financial year which have been made out in accordance with the MASB Approved Accounting Standards in Malaysia for Entities Other Than Private Entities and which give a true and fair view of the state of affairs of the Group and of the Company at the end of the financial year and of the results and cash flows of the Group and of the Company for the financial year.

A statement by the Board of its responsibilities for preparing the financial statements is set out on page 114 of this Annual Report.

(ii) Internal Control

The Board is responsible for the Group's system of internal control and risk management and for reviewing its adequacy and integrity. While acknowledging their responsibility for the system of internal control, the Directors are aware that such a system is designed to manage rather than eliminate risks and therefore cannot provide an absolute assurance against material misstatement or loss.

To assist the Board in maintaining a sound system of internal control for the purposes of safeguarding shareholders' investment and the Group's assets, the Group has in place, an adequately resourced internal audit department. The activities of this department which reports regularly to the Audit Committee provides the Board with much of the assurance it requires regarding the adequacy and integrity of the system of internal control. As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

(iii) Relationship with Auditors

The Company through the Audit Committee, has an appropriate and transparent relationship with the external auditors. In the course of audit of the Group's financial statements, the external auditors have highlighted to the Audit Committee and the Board, matters that require the Board's attention. All Audit Committee meetings are attended by the external auditors for purposes of presenting their audit plan and report and for presenting their comments on the audited financial statements.

E. OTHER INFORMATION

(i) Material Contracts

Material Contracts of the Company and its subsidiaries involving Directors and substantial shareholders either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 45 to the financial statements under "Significant Related Party Transactions and Balances" on pages 104 of this Annual Report.

(ii) Share Buy-Back

During the financial year ended 31 December 2007, the Company implemented one Share Buy-Back exercise on 30 August 2007 and all the shares so purchased by the Company were retained as treasury shares. The details of the Share Buy-Back are as follows:

No. of Shares Purchased & Retained As Treasury Shares	Purchase Price Per Share Lowest (RM)	Purchase Price Per Share Highest (RM)	Average Cost Per Share (RM)	Total Cost (RM)
1,000,000	7.20	7.20	7.22	7,222,300.00

AUDIT COMMITTEE

The Audit Committee ("Committee") was established on 26 July 1994 to serve as a Committee of the Board.

MEMBERSHIP

The present members of the Committee comprise:

Tan Sri Dr. Lin See Yan#	Chairman/Independent Non-Executive Director
Dato' Paduka Nik Hashim bin Nik Yusoff	Member/Independent Non-Executive Director
Mr Chin Kwai Yoong *(Appointed on 23 August 2007)*	Member/Independent Non-Executive Director
Mr Quah Chek Tin	Member/Non-Independent Non-Executive Director

\# Appointed as Chairman on 11 September 2007 to replace Tan Sri Gunn Chit Tuan who resigned as Chairman on the same date.

ATTENDANCE AT MEETINGS DURING THE FINANCIAL YEAR 2007

The Committee held a total of five (5) meetings. Details of attendance of the Committee members are as follows:

Name of Member	Number of Meetings Attended
Tan Sri Gunn Chit Tuan *(Resigned on 11 September 2007)*	*4
Dato' Paduka Nik Hashim bin Nik Yusoff	*5
Tan Sri Dr. Lin See Yan	*5
Tan Sri Lim Kok Thay *(Resigned on 19 November 2007)*	3
Mr Quah Chek Tin	5
Mr Chin Kwai Yoong *(Appointed on 23 August 2007)*	1

* The total number of meetings is inclusive of the special meeting held between members of the Committee who are non-executive Directors of the Company and representatives of the external auditors, PricewaterhouseCoopers without the presence of any Executive Director.

SUMMARY OF ACTIVITIES DURING THE FINANCIAL YEAR 2007

The Committee carried out its duties in accordance with its Terms of Reference.

The main activities carried out by the Committee were as follows:

i) considered and approved the internal audit plan for the Company and the Group and authorised resources to address risk areas that have been identified;

ii) reviewed the internal audit reports for the Company and the Group;

iii) reviewed the external audit plan for the Company and the Group with the external auditors;

iv) reviewed the external audit reports for the Company and the Group with the external auditors;

v) reviewed the quarterly reports of the Company and of the Group, focusing particularly on:

   (a) changes in or implementation of major accounting policy changes;

   (b) significant and unusual events; and

   (c) compliance with accounting standards and other legal requirements;

vi) reviewed related party transactions of the Company and of the Group;

vii) reviewed the proposed audit fees for the external auditors in respect of their audit of the Group and the Company;

viii) considered the re-appointment of the external auditors for recommendation to the shareholders for their approval;

ix) reviewed the Financial Statements of the Group and of the Company for the financial year ended 31 December 2006; and

x) reviewed the reports submitted by the Risk and Business Continuity Management Committee of the Company.

INTERNAL AUDIT FUNCTION AND RISK MANAGEMENT PROCESS

The Group has an adequately resourced internal audit department to assist the Board in maintaining a sound system of internal control. The internal audit department reports to the Committee and is independent of the activities it audits. The primary role of the department is to undertake regular and systematic review of the systems of internal control so as to provide sufficient assurance that the Group has sound systems of internal control and that established policies and procedures are adhered to and continue to be effective and satisfactory.

As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

TERMS OF REFERENCE

The terms of reference of the Committee were revised by the Board of Directors of the Company on 28 February 2008 in line with the amendments to the Malaysian Code on Corporate Governance and the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities").

The Committee is governed by the following terms of reference, as revised:

1. Composition

(i) The Committee shall be appointed by the Board from amongst the Directors excluding Alternate Directors; shall consist of not less than three members, all of whom are non-executive directors with a majority of them being independent Directors; and at least one member of the audit committee:

   (a) must be a member of the Malaysian Institute of Accountants; or

   (b) if he is not a member of the Malaysian Institute of Accountants, he must have at least 3 years' working experience and:

(aa) he must have passed the examinations specified in Part I of the 1st Schedule of the Accountants Act 1967; or

(bb) he must be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967; or

(c) fulfils such other requirements as prescribed or approved by Bursa Securities.

The Chairman shall be an independent Director elected by the members of the Committee.

(ii) In the event of any vacancy in the Committee resulting in the non-compliance of paragraph (i) above, the Board must fill the vacancy within 3 months.

(iii) The term of office and performance of the Committee and each of its members shall be reviewed by the Board at least once every 3 years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

2. Authority

The Committee is granted the authority to investigate any activity of the Company and its subsidiaries within its terms of reference, and all employees are directed to co-operate as requested by members of the Committee. The Committee is empowered to obtain independent professional or other advice and retain persons having special competence as necessary to assist the Committee in fulfilling its responsibility.

3. Responsibility

The Committee is to serve as a focal point for communication between non-Committee Directors, the external auditors, internal auditors and the Management on matters in connection with financial accounting, reporting and controls. The Committee is to assist the Board in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company and all subsidiaries and the sufficiency of auditing relative thereto. It is to be the Board's principal agent in assuring the independence of the Company's external auditors, the integrity of the management and the adequacy of disclosures to shareholders.

If the Committee is of the view that a matter reported to the Board has not been satisfactorily resolved resulting in a breach of the Bursa Securities' Listing Requirements, the Committee shall promptly report such matter to Bursa Securities.

4. Functions

The functions of the Committee are to review:

i) with the external auditors, their audit plan;

ii) with the external auditors, their evaluation of the system of internal accounting controls;

iii) with the external auditors, their audit report and management letter (if any);

iv) the assistance given by the Company's officers to the external auditors;

v) the adequacy of the scope, functions, competency and resources of the internal audit functions and that it has the necessary authority to carry out its work;

vi) the internal audit programme, processes, the results of the internal audit programme, processes or investigation undertaken and whether or not appropriate action is taken on the recommendations of the internal audit function;

vii) the quarterly results and year end financial statements, prior to the approval by the Board, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;

(b) significant and unusual events; and

(c) compliance with accounting standards and other legal requirements;

viii) any related party transaction and conflict of interest situation that may arise within the Company or Group including any transaction, procedure or course of conduct that raises questions of management integrity; and

ix) consider the nomination, appointment and re-appointment of external auditors; their audit fees; and any questions on resignation, suitability and dismissal.

5. Meetings

i) The Committee is to meet at least four times a year and as many times as the Committee deems necessary.

ii) In order to form a quorum for any meeting of the Committee, the majority of members present must be independent.

iii) The meetings and proceedings of the Committee are governed by the provisions of the Articles of Association of the Company regulating the meetings and proceedings of the Board so far as the same are applicable.

iv) The head of finance and the head of internal audit shall normally attend meetings of the Committee. The presence of a representative of the external auditors will be requested if required.

v) Upon request by the external auditors, the Chairman of the Committee shall convene a meeting of the Committee to consider any matters the external auditors believe should be brought to the attention of the Directors or Shareholders of the Company.

vi) At least twice a year, the Committee shall meet with the external auditors without the presence of any executive Director.

vii) Whenever deemed necessary, meetings can be convened with the external auditors, internal auditors or both, excluding the attendance of other directors and employees.

6. Secretary and Minutes

The Secretary of the Committee shall be the Company Secretary. Minutes of each meeting are to be prepared and sent to the Committee members, and the Company's Directors who are not members of the Committee.

The Board's Responsibilities

In relation to internal control, pursuant to the requirements under the Malaysian Code or Corporate Governance for companies listed on the Bursa Malaysia Securities Berhad ("Bursa Securities"), the Board of Directors ("the Board") acknowledges their responsibility under the Bursa Securities Listing Requirements to: -

- Identify principal risks and ensure implementation of appropriate control measures to manage the risks.
- Review the adequacy and integrity of the internal control system and management information systems and systems for compliance with applicable laws, regulations, rules, directives and guidelines.

It should be noted that an internal control system is designed to manage risks rather than eliminate them, and can provide only reasonable but not absolute assurance against any material misstatement or loss.

The Board confirms that there is an ongoing risk management process established to identify, evaluate, and manage significant risks to effectively mitigate the risks that may impede the achievement of Genting Group of companies' ("the Group") business and corporate objectives. The Board reviews the process on a regular basis to ensure proper management of risks and measures are taken to mitigate any weaknesses in the control environment.

The Risk Management Process

The Group employs the Control Self-Assessment ("CSA") to formalise the risk management process at the business/operating unit level. With the CSA, departments/business areas of the Group are required to identify and evaluate controls within key functions/activities of their business processes. The risks to the Group's strategic objectives are assessed at the Group and company level.

The Risk and Business Continuity Management Committees ("RBCMCs") established at Genting Berhad ("GB") and its principal subsidiaries are responsible for ensuring the effectiveness of the risk management process and implementation of risk management policies in their respective companies. The RBCMC of GB comprises senior management of the Group and is chaired by the President and Chief Operating Officer of GB, whereas the RBCMCs of the principal subsidiaries comprise their respective senior management headed by their respective Chief Financial Officers/Heads of Finance.

The key aspects of the risk management process are:-

- Business/Operations Heads undertake to update their risk profiles on a six monthly basis from the previous update and issue a letter of assurance to confirm that they have reviewed the risk profiles, risk reports and related business processes and are also monitoring the implementation of action plans.
- The risk profiles, control procedures and status of the action plans are reviewed on a regular basis by the Head-Risk Management with the Business/ Operations Heads.
- Management of the respective companies is provided with reports to enable them to review, discuss and monitor the risk profiles and implementation of action plans.
- On a quarterly basis the RBCMC of the respective companies meet to review the progress of the implementation of action plans of their respective companies and a consolidated risk management report summarizing the significant risks and/or status of action plans of the respective companies are presented quarterly to the Audit Committee for review, deliberation and recommendation for endorsement by the Board of Directors.

The Internal Control Processes

The other key aspects of the internal control process are:-

- The Board and the Audit Committee meet every quarter to discuss matters raised by Management and Internal Audit on business and operational matters including potential risks and control issues.
- The Board has delegated the responsibilities to various committees established by the Board and Management of the holding company and subsidiaries to implement and monitor the Board's policies on controls.
- Delegation of authority including authorization limits at various levels of Management and those requiring the Board's approval are documented and designed to ensure accountability and responsibility.
- Internal procedures and policies are documented in manuals, which are reviewed and revised periodically to meet changing business, operational and statutory reporting needs.
- Performance and cash flow reports are provided to Management and the Group Executive Committee to review and monitor the financial performance and cash flow position.
- Business/operating units present their annual budget, which includes the financial and operating targets, capital expenditure proposals and performance indicators for approval by the Group Executive Committee and the Board.
- A half yearly review of the annual budget is undertaken by Management to identify and where appropriate, to address significant variances from the budget.

Some weaknesses in internal control were identified for the year under review but these are not deemed significant and hence have not been included in this statement, as these weaknesses have not materially impacted the business or operations of the Group. Nevertheless, measures have been or are being taken to address these weaknesses.

Business continuity management is regarded an integral part of the Group's risk management process. In this regard to minimize potential business disruptions either due to failure of critical IT systems and/or operational processes, some of the subsidiaries and key operating units have implemented business continuity plans while others are in the process of implementing them.

The Board in issuing this statement has taken into consideration the representations made by the Group's principal associated companies, Lanco Kondapalli Power Private Limited and Landmarks Berhad in respect of their state of internal control.

The Internal Audit Function

The Group Internal Audit Division ("Group Internal Audit") is responsible for undertaking regular and systematic review of the internal controls to provide the Audit Committee and the Board with sufficient assurance that the systems of internal control are effective in addressing the risks identified. Group Internal Audit functions independently of the activities they audit.

On a quarterly basis, Group Internal Audit submits audit reports and plan status for review and approval by the Audit Committee. Included in the reports are recommended corrective measures on risks identified, if any, for implementation by Management.

The Directors of GENTING BERHAD have pleasure in submitting their report together with their statement pursuant to Section 169(15) of the Companies Act, 1965 therein and the audited financial statements of the Group and of the Company for the financial year ended 31 December 2007.

PRINCIPAL ACTIVITIES

The Company is principally an investment holding and management company.

The principal activities of the subsidiaries include leisure and hospitality, gaming and entertainment businesses, plantation, the generation and supply of electric power, property development and management, tours and travel related services, genomics research and development, investments and oil and gas exploration, development and production activities.

The principal activities of the associates include the generation and supply of electric power, resort, property investment and property development.

During the financial year, the Group disposed off its entire equity interests in the paper and packaging businesses and ceased to have significant influence over an associate involved in the cruise and cruise related operations.

Details of the principal activities of the subsidiaries and associates are set out in Note 47 to the financial statements.

Apart from the above, there have been no other significant changes in the nature of the activities of the Group and of the Company during the financial year.

FINANCIAL RESULTS

	Group RM Million	Company RM Million
Profit before taxation	3,394.5	2,678.6
Taxation	(662.2)	(475.2)
Profit for the financial year from continuing operations	2,732.3	2,203.4
Loss for the financial year from discontinued operations	(170.0)	-
Profit for the financial year	2,562.3	2,203.4

SHARE SPLIT

At an Extraordinary General Meeting held on 21 March 2007, the shareholders of the Company approved the subdivision of the issued and unissued ordinary shares of 50 sen par value each in the capital of the Company into ordinary shares of 10 sen par value each ("Share Split"). The Share Split was effected on 13 April 2007 and was completed with the listing and quotation of the new ordinary shares on the Main Board of Bursa Malaysia Securities Berhad on 16 April 2007.

TREASURY SHARES

The shareholders of the Company had granted a mandate to the Company to repurchase its own shares at the Annual General Meeting held on 21 June 2007.

On 30 August 2007, the Company repurchased 1,000,000 ordinary shares of 10 sen each of its issued share capital from the open market at an average price of RM7.22 per share. The repurchased transaction was financed by internally generated funds. The shares repurchased were held as treasury shares and treated in accordance with the requirement of Section 67A of the Companies Act, 1965.

DIVIDENDS

Dividends paid by the Company since the end of the previous financial year were:

(i) a final dividend of 4.0 sen less 27% tax per ordinary share of 10 sen each amounting to RM107,938,680.48 in respect of the financial year ended 31 December 2006 was paid on 24 July 2007;

(ii) an interim dividend of 2.7 sen less 27% tax per ordinary share of 10 sen each amounting to RM72,844,327.49 in respect of the financial year ended 31 December 2007 was paid on 25 October 2007; and

(iii) a special dividend of 30.0 sen less 27% tax per ordinary share of 10 sen each amounting to RM810,845,462.86 in memory of the late Founder and Honorary Life Chairman of the Company, Tan Sri (Dr.) Lim Goh Tong (who passed away on 23 October 2007) was paid on 21 December 2007.

The Directors recommend payment of a final dividend of 4.3 sen less 26% tax per ordinary share of 10 sen each in respect of the current financial year to be paid to shareholders registered in the Register of Members on a date to be determined later by the Directors. Based on the issued shares (less treasury shares) of the Company as at the date of this report, the final dividend would amount to RM117.8 million.

RESERVES AND PROVISIONS

There were no other material transfers to or from reserves or provisions during the financial year other than as disclosed in the financial statements.

ISSUE OF SHARES, DEBENTURES AND SHARE OPTIONS

During the financial year and before the Share Split, 93,000 ordinary shares of 50 sen each fully paid at the subscription price of RM14.34 per share and 1,000 ordinary shares of 50 sen each fully paid at the subscription price of RM13.08 per share were issued by virtue of the exercise of options to take up unissued ordinary shares of the Company by executive employees pursuant to The Executive Share Option Scheme for Eligible Executives of Genting Berhad and its subsidiaries ("Scheme"). After the Share Split, 8,863,000 new ordinary shares of 10 sen each fully paid at the subscription price of RM2.868 per share and 49,000 new ordinary shares of 10 sen fully paid at the subscription price of RM2.616 per share were issued by virtue of the exercise of options to take up unissued ordinary shares of the Company by executive employees pursuant to the Scheme.

All the abovementioned ordinary shares rank pari passu with the then existing ordinary shares of the Company. These options were granted prior to the current financial year.

There were no issue of debentures during the financial year.

ISSUE OF SHARES, DEBENTURES AND SHARE OPTIONS (cont'd)

The following Options to take up unissued ordinary shares in the Company, which have been granted to executive employees of the Group as specified in the Scheme, were outstanding as at 31 December 2007:

Option Number	Option Expiry Date	Subscription Price Per Share RM	No. of Unissued Shares
1/2002	11 August 2012	2.868	15,992,000
2/2002	11 August 2012	2.616	51,000
			16,043,000

(a) The expiry date of the Options on 11 August 2012 shall apply unless the Options have ceased by reason of non compliance by the grantee with the terms and conditions under which the Options were granted pursuant to the Scheme.

(b) (i) The Options granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new Shares comprised in the Options which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum:

Percentage of new Shares comprised in the Options exercisable each year from the Date of Offer

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares
Year 6	**Year 7**	**Year 8**	**Year 9**	**Year 10**
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

(ii) Any new Shares comprised in an Option which is exercisable in a particular year but has not been exercised in that year, can be exercised in subsequent years within the Option Period, subject to the Scheme remaining in force.

(iii) In the event that an Eligible Executive becomes a Grantee after the first year of the Scheme, the Grantee shall always observe the two-year incubation period and the Options granted can only be exercised in the third year from the Date of Offer subject to the maximum percentage of new Shares comprised in the Options exercisable as stipulated above.

(c) The persons to whom the Options have been issued have no right to participate by virtue of the Options in any share issue of any other company.

DIRECTORATE

The Directors who served since the date of the last report are:

Tan Sri Lim Kok Thay*
Tun Mohammed Hanif bin Omar
Tan Sri Mohd Amin bin Osman
Dato' Dr. R. Thillainathan
Mr Quah Chek Tin
Dato' Paduka Nik Hashim bin Nik Yusoff*
Tan Sri Gunn Chit Tuan* (Resigned on 11 September 2007)
Tan Sri Dr. Lin See Yan*
Mr Chin Kwai Yoong (Appointed on 23 August 2007)

*Also members of the Remuneration Committee

DIRECTORATE (cont'd)

According to the Register of Directors' Shareholdings, the following persons who were Directors of the Company at the end of the financial year have interests in shares of the Company and Resorts World Bhd, a company which is 48.57% owned by the Company, Asiatic Development Berhad and Genting International P.L.C., both of which are subsidiaries of the Company as set out below:

Interest in the Company

Shareholdings in the names of Directors	1.1.2007	Acquired/ (Disposed)	12.4.2007	Adjusted for the Share Split on 13.4.2007	Acquired/ (Disposed)	31.12.2007
	(No. of ordinary shares of 50 sen each)			(No. of ordinary shares of 10 sen each)		
Tan Sri Lim Kok Thay	1,933,800	-	1,933,800	9,669,000	2,500,000/ (1,800,000)	10,369,000
Tun Mohammed Hanif bin Omar	200	63,000/ (63,000)	200	1,000	630,000	631,000
Tan Sri Mohd Amin bin Osman	197,000	-	197,000	985,000	315,000/ (95,400)	1,204,600
Dato' Dr. R. Thillainathan	-	-	-	-	160,000/ (160,000)	-
Mr Quah Chek Tin	1,000	-	1,000	5,000	315,000/ (315,000)	5,000

Interest of Spouse/Child of the Directors *	15.8.2007	Acquired/ (Disposed)	31.12.2007
	(No. of ordinary shares of 10 sen each)		
Tan Sri Mohd Amin bin Osman	60,000	-	60,000
Dato' Dr. R. Thillainathan	135,000	160,000	295,000
Mr Quah Chek Tin	315,000	315,000	630,000

Share Option in the names of Directors	1.1.2007	Offered/ (Exercised)	12.4.2007	Adjusted for the Share Split on 13.4.2007	Offered/ (Exercised)	31.12.2007
	(No. of unissued ordinary shares of 50 sen each)			(No. of unissued ordinary shares of 10 sen each)		
Tan Sri Lim Kok Thay	1,000,000	-	1,000,000	5,000,000	(2,500,000)	2,500,000
Tun Mohammed Hanif bin Omar	500,000	(63,000)	437,000	2,185,000	(630,000)	1,555,000
Tan Sri Mohd Amin bin Osman	311,000	-	311,000	1,555,000	(315,000)	1,240,000
Dato' Dr. R. Thillainathan	154,000	-	154,000	770,000	(160,000)	610,000
Mr Quah Chek Tin	311,000	-	311,000	1,555,000	(315,000)	1,240,000

Interest in Resorts World Bhd

Shareholdings in the names of Directors	1.1.2007	Acquired/ (Disposed)	12.4.2007	Adjusted for the Share Split on 13.4.2007	Acquired/ (Disposed)	31.12.2007
	(No. of ordinary shares of 50 sen each)			(No. of ordinary shares of 10 sen each)		
Tan Sri Lim Kok Thay	50,000	-	50,000	250,000	1,410,000	1,660,000
Tun Mohammed Hanif bin Omar	1,000	63,000/ (63,000)	1,000	5,000	-	5,000
Tan Sri Mohd Amin bin Osman	122,000	-	122,000	610,000	(70,000)	540,000
Tan Sri Dr. Lin See Yan	-	50,000	50,000	250,000	50,000	300,000
Mr Quah Chek Tin	1,000	-	1,000	5,000	-	5,000

Interest of Spouse/Child of the Directors *	15.8.2007	Acquired/ (Disposed)	31.12.2007
	(No. of ordinary shares of 10 sen each)		
Tan Sri Mohd Amin bin Osman	180,000	-	180,000
Dato' Paduka Nik Hashim bin Nik Yusoff	29,000	(29,000)	-

DIRECTORATE (cont'd)

Share Option in the names of Directors	1.1.2007	Offered/ (Exercised)	12.4.2007	Adjusted for the Share Split on 13.4.2007	Offered/ (Exercised)	31.12.2007
	(No. of unissued ordinary shares of 50 sen each)			(No. of unissued ordinary shares of 10 sen each)		
Tan Sri Lim Kok Thay	750,000	-	750,000	3,750,000	(1,410,000)	2,340,000
Tun Mohammed Hanif bin Omar	500,000	(63,000)	437,000	2,185,000	-	2,185,000

Interest in Asiatic Development Berhad

Shareholdings in the names of Directors	1.1.2007	Acquired/ (Disposed)	31.12.2007
	(No. of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	144,000	825,000/ (600,000)	369,000
Tan Sri Mohd Amin bin Osman	741,000	124,000	865,000

Interest of Spouse/Child of the Directors*	15.8.2007	Acquired/ (Disposed)	31.12.2007
	(No. of issued ordinary shares of 50 sen each)		
Tan Sri Mohd Amin bin Osman	80,000	-	80,000
Dato' Dr R. Thillainathan	10,000	-	10,000

Share Option in the names of Directors	1.1.2007	Offered/ (Exercised)	31.12.2007
	(No. of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	825,000	(825,000)	-
Tan Sri Mohd Amin bin Osman	248,000	(124,000)	124,000

Interest in Genting International P.L.C.

Shareholdings in the names of Directors	1.1.2007	Acquired/ (Disposed)	31.12.2007
	(No. of ordinary shares of US$0.10 each)		
Tan Sri Lim Kok Thay	20,000	12,000	32,000
Dato' Paduka Nik Hashim bin Nik Yusoff	-	142,000/ (142,000)	-

Interest of Spouse/Child of the Director*	15.8.2007	Acquired/ (Disposed)	31.12.2007
	(No. of ordinary shares of US$0.10 each)		
Tan Sri Mohd Amin bin Osman	400	-	400

Share Option in the names of Directors	1.1.2007	Offered/ (Exercised)	16.9.2007	Adjusted pursuant to the Rights Issue on 17.9.2007	Offered/ (Exercised)	31.12.2007
	(No. of unissued ordinary shares of US$0.10 each)					
Tan Sri Lim Kok Thay	5,000,000	-	5,000,000	5,658,536	-	5,658,536
Tun Mohammed Hanif bin Omar	1,000,000	-	1,000,000	1,131,707	-	1,131,707
Tan Sri Mohd Amin bin Osman	1,000,000	-	1,000,000	1,131,707	-	1,131,707
Dato' Dr. R. Thillainathan	1,500,000	-	1,500,000	1,697,560	-	1,697,560
Mr Quah Chek Tin	1,500,000	-	1,500,000	1,697,560	-	1,697,560
Dato' Paduka Nik Hashim bin Nik Yusoff	1,000,000	-	1,000,000	1,131,707	(142,000)	989,707
Tan Sri Dr. Lin See Yan	1,000,000	-	1,000,000	1,131,707	-	1,131,707

* Disclosure pursuant to Section 134 (12) (c) of the Companies Act, 1965 as amended by the Companies (Amendment) Act 2007 which took effect on 15 August 2007.

DIRECTORATE (cont'd)

Apart from the above disclosures:

(a) the Directors of the Company do not have any other interests in shares in the Company and in shares in other related corporations of the Company either at the beginning or end of the financial year; and

(b) neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the Directors and the provision for Directors' retirement gratuities shown in the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member or with a company in which he has a substantial financial interest except for any benefit which may be deemed to have arisen by virtue of the following transactions:

(i) A company in which Tan Sri Lim Kok Thay is a director and a substantial shareholder has appointed Asiatic Plantations (WM) Sdn Bhd, a wholly owned subsidiary of Asiatic Development Berhad, which in turn is a 54.79% owned subsidiary of the Company to provide plantation advisory services.

(ii) A corporation in which Tan Sri Lim Kok Thay and his spouse are directors and which is wholly owned indirectly by them has rented its property to Genting International P.L.C. ("GIPLC"), a 50.44% owned subsidiary of the Company.

(iii) A corporation which is owned by the family of Tan Sri Lim Kok Thay has been appointed by Resorts World at Sentosa Pte Ltd, an indirect wholly owned subsidiary of GIPLC to provide professional design consultancy and master-planning services for the Resorts World at Sentosa integrated resort in Singapore.

(iv) Tan Sri Mohd Amin bin Osman has been retained by Resorts World Bhd ("RWB"), a company which is 48.57% owned by the Company to provide advisory services.

(v) Oakwood Sdn Bhd, a wholly owned subsidiary of the Company has previously extended a housing loan to Dato' Dr. R. Thillainathan to enable him to acquire a home. The housing loan has been fully settled on 31 July 2007.

Dato' Dr. R. Thillainathan and Tan Sri Dr. Lin See Yan are due to retire by rotation at the forthcoming Annual General Meeting ("AGM") in accordance with Article 99 of the Articles of Association of the Company and they, being eligible, have offered themselves for re-election.

Mr Chin Kwai Yoong, who was appointed during the financial year, retires in accordance with Article 104 of the Articles of Association of the Company and he, being eligible, has offered himself for re-election.

Tan Sri Mohd Amin bin Osman and Dato' Paduka Nik Hashim bin Nik Yusoff will retire pursuant to Section 129 of the Companies Act, 1965 at the forthcoming AGM and that separate resolutions will be proposed for their re-appointment as Directors at the AGM under the provision of Section 129 (6) of the said Act to hold office until the next AGM of the Company.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowances for doubtful debts, and satisfied themselves that all known bad debts had been written off and adequate allowance been made for doubtful debts; and

(ii) to ensure that any current assets which were unlikely to realise in the ordinary course of business their values as shown in the accounting records, were written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the Group and in the Company inadequate to any substantial extent;

(ii) which would render the values attributed to the current assets in the financial statements of the Group or of the Company misleading;

(iii) which have arisen which render adherence to the existing methods of valuation of assets or liabilities in the financial statements of the Group and of the Company misleading or inappropriate; and

(iv) not otherwise dealt with in this report or in the financial statements of the Group and of the Company, that would render any amount stated in the respective financial statements misleading.

At the date of this report there does not exist:

(i) any charge on the assets of the Group or of the Company that has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent or other liability of the Group or of the Company has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(i) the results of the operations of the Group and of the Company for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for those disclosed in the financial statements; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

In the opinion of the Directors, the financial statements set out on pages 53 to 113 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2007 and of the results and the cash flows of the Group and of the Company for the financial year ended on that date in accordance with the MASB Approved Accounting Standards in Malaysia for Entities Other Than Private Entities and comply with the provisions of the Companies Act, 1965.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

On behalf of the Board,

TAN SRI LIM KOK THAY
Chairman & Chief Executive

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

Kuala Lumpur
28 February 2008

INCOME STATEMENTS

for the Financial Year Ended 31 December 2007

Amounts in RM million unless otherwise stated

	Note(s)	Group 2007	Group 2006 Restated	Company 2007	Company 2006
Continuing operations:					
Revenue	5 & 6	**8,483.8**	6,418.6	**1,751.2**	854.4
Cost of sales	7	**(5,005.4)**	(3,536.4)	**(65.4)**	(63.3)
Gross profit		**3,478.4**	2,882.2	**1,685.8**	791.1
Other income					
- net gain on disposal/deemed disposal/dilution of shareholdings	43(h)	**989.3**	-	**1,218.7**	-
- gain on disposal of investment in associate	43(e)	**337.1**	-	**-**	-
- others		**561.5**	691.0	**151.8**	153.1
Selling and distribution costs		**(94.4)**	(78.9)	**-**	-
Administration expenses		**(290.2)**	(235.7)	**(12.4)**	(9.2)
Other expenses	8				
- impairment losses		**(1,016.1)**	(13.5)	**-**	-
- others		**(235.8)**	(166.4)	**(303.8)**	(1.5)
Profit from operations		**3,729.8**	3,078.7	**2,740.1**	933.5
Finance cost		**(395.4)**	(212.6)	**(61.5)**	(73.0)
Share of results in jointly controlled entities		**(11.2)**	(0.4)	**-**	-
Share of results in associates		**(9.7)**	(161.8)	**-**	-
Gain on dilution of investment in associate		**81.0**	-	**-**	-
Profit before taxation	5, 9,10 & 11	**3,394.5**	2,703.9	**2,678.6**	860.5
Taxation	12	**(662.2)**	(500.0)	**(475.2)**	(234.9)
Profit for the financial year from continuing operations		**2,732.3**	2,203.9	**2,203.4**	625.6
Discontinued operations:					
(Loss)/profit for the financial year from discontinued operations	13	**(170.0)**	38.6	**-**	-
Profit for the financial year		**2,562.3**	2,242.5	**2,203.4**	625.6
Attributable to:					
Equity holders of the Company		**1,988.9**	1,504.2	**2,203.4**	625.6
Minority interests		**573.4**	738.3	**-**	-
		2,562.3	2,242.5	**2,203.4**	625.6
Earnings per share for profit attributable to the equity holders of the Company:	14				
Basic earnings per share (sen) *					
- from continuing operations		**58.30**	41.50		
- from discontinued operations		**(4.49)**	1.07		
		53.81	42.57		
Diluted earnings per share (sen) *					
- from continuing operations		**58.09**	41.15		
- from discontinued operations		**(4.49)**	1.07		
		53.60	42.22		
Gross dividends per share (sen) *	15	**37.0**	6.4		

* The comparative figures were recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007.

The notes set out on pages 61 to 113 form part of these financial statements.

Amounts in RM million unless otherwise stated

	Note	Group 2007	Group 2006 Restated	Company 2007	Company 2006
ASSETS					
Non-Current Assets					
Property, plant and equipment	16	**8,903.0**	8,989.3	**5.5**	5.1
Land held for property development	17	**495.3**	488.8	-	-
Investment properties	18	**26.1**	30.1	-	-
Plantation development	19	**469.5**	445.3	-	-
Leasehold land use rights	20	**1,767.9**	383.1	-	-
Intangible assets	21	**4,689.4**	5,372.6	-	-
Exploration costs	22	**312.5**	219.8	-	-
Subsidiaries	23	-	-	**6,042.9**	3,367.9
Amounts due from subsidiaries	23	-	-	**856.0**	855.2
Jointly controlled entities	24	**15.4**	1.3	-	-
Associates	25	**575.2**	2,493.9	-	-
Available-for-sale financial asset	26	**1,505.4**	-	-	-
Other long term investments	27	**267.8**	258.8	-	-
Long term receivables	30	**128.3**	21.3	-	-
Deferred tax assets	28	**23.9**	13.1	**7.8**	6.3
		19,179.7	18,717.4	**6,912.2**	4,234.5
Current Assets					
Property development costs	17	**111.1**	104.2	-	-
Inventories	29	**311.4**	446.6	-	-
Trade and other receivables	30	**710.8**	749.2	**0.7**	0.7
Current tax assets		**118.8**	110.0	**19.2**	19.2
Amounts due from subsidiaries	23	-	-	**529.2**	446.1
Amounts due from jointly controlled entities	24	**1.6**	17.2	-	-
Amounts due from associates	25	**0.2**	1.8	-	-
Restricted cash	32	**155.3**	106.8	-	-
Short term investments	31	**1,789.1**	2,585.5	**295.1**	1,568.2
Bank balances and deposits	32	**7,800.9**	5,386.0	**249.1**	1,341.1
		10,999.2	9,507.3	**1,093.3**	3,375.3
Total Assets		**30,178.9**	28,224.7	**8,005.5**	7,609.8
EQUITY AND LIABILITIES					
Equity Attributable To Equity Holders Of The Company					
SHARE CAPITAL	33	**370.4**	369.4	**370.4**	369.4
TREASURY SHARES	34	**(7.2)**	-	**(7.2)**	-
RESERVES	35	**11,991.8**	10,925.3	**6,404.7**	5,167.0
		12,355.0	11,294.7	**6,767.9**	5,536.4
Minority Interests		**9,182.3**	5,372.2	-	-
Total Equity		**21,537.3**	16,666.9	**6,767.9**	5,536.4
Non-Current Liabilities					
Long term borrowings	36	**4,029.4**	5,305.0	-	-
Amounts due to subsidiaries	23	-	-	**1,005.8**	1,843.2
Deferred tax liabilities	28	**1,545.7**	1,720.6	-	-
Provisions	37	**103.7**	97.5	**165.6**	77.8
Other liabilities	38	**42.9**	83.4	-	-
		5,721.7	7,206.5	**1,171.4**	1,921.0
Current Liabilities					
Trade and other payables	39	**1,369.1**	1,360.5	**19.4**	24.5
Amounts due to subsidiaries	23	-	-	**11.1**	96.1
Short term borrowings	36	**1,292.7**	2,825.1	-	-
Taxation		**258.1**	165.7	**35.7**	31.8
		2,919.9	4,351.3	**66.2**	152.4
Total Liabilities		**8,641.6**	11,557.8	**1,237.6**	2,073.4
Total Equity And Liabilities		**30,178.9**	28,224.7	**8,005.5**	7,609.8
NET ASSETS PER SHARE *		**RM3.34**	RM3.06		

* The comparative figure was recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007.

The notes set out on pages 61 to 113 form part of these financial statements.

STATEMENTS OF CHANGES IN EQUITY

for the Financial Year Ended 31 December 2007

Amounts in RM million unless otherwise stated

	Attributable to equity holders of the Company										
	Non–Distributable										
Group	**Share Capital**	**Share Premium**	**Revaluation Reserve**	**Fair Value Reserve**	**Reserve on Exchange Differences**	**Other Reserves**	**Retained Earnings**	**Treasury Shares**	**Total**	**Minority Interests**	**Total Equity**
At 1 January 2007	369.4	1,125.5	307.0	-	(42.6)	11.2	9,524.2	-	11,294.7	5,372.2	16,666.9
Foreign exchange differences recognised directly in equity	-	-	-	-	(102.5)	-	-	-	(102.5)	(104.3)	(206.8)
Available-for-sale financial asset											
- measurement at date of designation	-	-	-	730.4	-	-	-	-	730.4	743.5	1,473.9
- effects of shareholding movement	-	-	-	(12.3)	-	-	-	-	(12.3)	12.3	-
- fair value movement	-	-	-	(547.8)	-	-	-	-	(547.8)	(576.6)	(1,124.4)
Changes in share of associates' reserves	-	-	-	-	2.1	(11.2)	13.4	-	4.3	(4.6)	(0.3)
Others	-	-	(1.4)	-	-	-	1.4	-	-	-	-
Net (expenses)/income recognised directly in equity	-	-	(1.4)	170.3	(100.4)	(11.2)	14.8	-	72.1	70.3	142.4
Profit for the financial year	-	-	-	-	-	-	1,988.9	-	1,988.9	573.4	2,562.3
Total recognised income and expense for the year	-	-	(1.4)	170.3	(100.4)	(11.2)	2,003.7	-	2,061.0	643.7	2,704.7
Effects arising from changes in composition of the Group	-	-	-	-	-	-	-	-	-	54.1	54.1
Effects of share-based payment	-	-	-	-	-	-	-	-	-	1.5	1.5
Effects of issue of shares by subsidiaries	-	-	-	-	-	-	(28.8)	-	(28.8)	3,759.4	3,730.6
Issue of shares	1.0	25.9	-	-	-	-	-	-	26.9	-	26.9
Buy-back of shares	-	-	-	-	-	-	-	(7.2)	(7.2)	(324.5)	(331.7)
Dividend paid to minority shareholders	-	-	-	-	-	-	-	-	-	(324.1)	(324.1)
Appropriation:											
Final dividend paid for financial year ended 31 December 2006 (4.0 sen less 27% income tax)	-	-	-	-	-	-	(107.9)	-	(107.9)	-	(107.9)
Interim dividend paid for financial year ended 31 December 2007 (2.7 sen less 27% income tax)	-	-	-	-	-	-	(72.8)	-	(72.8)	-	(72.8)
Special dividend paid (30.0 sen less 27% income tax)	-	-	-	-	-	-	(810.9)	-	(810.9)	-	(810.9)
Balance at 31 December 2007	370.4	1,151.4	305.6	170.3	(143.0)	-	10,507.5	(7.2)	12,355.0	9,182.3	21,537.3

The notes set out on pages 61 to 113 form part of these financial statements.

Amounts in RM million unless otherwise stated

Group	Attributable to equity holders of the Company										
	← Non–Distributable →										
	Share Capital	Share Premium	Revaluation Reserve	Fair Value Reserve	Reserve on Exchange Differences	Other Reserves	Retained Earnings	Treasury Shares	Total	Minority Interests	Total Equity
At 1 January 2006	352.7	111.7	307.4	-	87.6	11.2	8,158.6	-	9,029.2	4,898.1	13,927.3
Adjustment to provisional negative goodwill	-	-	-	-	-	-	8.6	-	8.6	9.1	17.7
	352.7	111.7	307.4	-	87.6	11.2	8,167.2	-	9,037.8	4,907.2	13,945.0
Foreign exchange differences recognised directly in equity	-	-	-	-	(130.2)	-	-	-	(130.2)	(82.9)	(213.1)
Others	-	-	(0.4)	-	-	-	0.4	-	-	-	-
Net income/(expenses) recognised directly in equity	-	-	(0.4)	-	(130.2)	-	0.4	-	(130.2)	(82.9)	(213.1)
Profit for the financial year	-	-	-	-	-	-	1,504.2	-	1,504.2	738.3	2,242.5
Total recognised income and expense for the year	-	-	(0.4)	-	(130.2)	-	1,504.6	-	1,374.0	655.4	2,029.4
Effects arising from changes in composition of the Group	-	-	-	-	-	-	9.8	-	9.8	(16.0)	(6.2)
Effects of share-based payment	-	-	-	-	-	-	-	-	-	4.0	4.0
Effects of issue of shares by subsidiaries	-	-	-	-	-	-	-	-	-	50.5	50.5
Issue of shares	16.7	1,013.8	-	-	-	-	-	-	1,030.5	-	1,030.5
Dividend paid to minority shareholders	-	-	-	-	-	-	-	-	-	(228.9)	(228.9)
Appropriation:											
Final dividend paid for financial year ended 31 December 2005 (3.8 sen less 28% income tax)	-	-	-	-	-	-	(96.5)	-	(96.5)	-	(96.5)
Interim dividend paid for financial year ended 31 December 2006 (2.4 sen less 28% income tax)	-	-	-	-	-	-	(60.9)	-	(60.9)	-	(60.9)
Balance at 31 December 2006	369.4	1,125.5	307.0	-	(42.6)	11.2	9,524.2	-	11,294.7	5,372.2	16,666.9

Amounts in RM million unless otherwise stated

		← Non- → Distributable	← Distributable	→	
Company	**Share Capital**	**Share Premium**	**Retained Earnings**	**Treasury Shares**	**Total**
At 1 January 2007	**369.4**	**1,125.5**	**4,041.5**	**-**	**5,536.4**
Issue of shares (see Note 33)	**1.0**	**25.9**	**-**	**-**	**26.9**
Buy-back of shares	**-**	**-**	**-**	**(7.2)**	**(7.2)**
Profit for the financial year	**-**	**-**	**2,203.4**	**-**	**2,203.4**
Appropriation:					
Final dividend paid for financial year ended 31 December 2006 (4.0 sen less 27% income tax)	**-**	**-**	**(107.9)**	**-**	**(107.9)**
Interim dividend paid for financial year ended 31 December 2007 (2.7 sen less 27% income tax)	**-**	**-**	**(72.8)**	**-**	**(72.8)**
Special dividend paid (30.0 sen less 27% income tax)	**-**	**-**	**(810.9)**	**-**	**(810.9)**
Balance at 31 December 2007	**370.4**	**1,151.4**	**5,253.3**	**(7.2)**	**6,767.9**
Company					
At 1 January 2006	352.7	111.7	3,573.3	-	4,037.7
Issue of shares (see Note 33)	16.7	1,013.8	-	-	1,030.5
Profit for the financial year	-	-	625.6	-	625.6
Appropriation:					
Final dividend paid for financial year ended 31 December 2005 (3.8 sen less 28% income tax)	-	-	(96.5)	-	(96.5)
Interim dividend paid for financial year ended 31 December 2006 (2.4 sen less 28% income tax)	-	-	(60.9)	-	(60.9)
Balance at 31 December 2006	369.4	1,125.5	4,041.5	-	5,536.4

Amounts in RM million unless otherwise stated

	Group		Company	
	2007	2006 Restated	**2007**	2006
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation				
- Continuing operations	**3,394.5**	2,703.9	**2,678.6**	860.5
- Discontinued operations	**-**	45.9	**-**	-
	3,394.5	2,749.8	**2,678.6**	860.5
Adjustments for:				
Net impairment loss arising from intangible assets	**952.6**	13.2	**-**	-
Depreciation of property, plant and equipment ("PPE")	**583.8**	498.0	**0.9**	2.4
Finance cost	**395.4**	212.6	**61.5**	73.0
Bad debts written off	**142.9**	27.8	**-**	-
Net impairment loss arising from PPE	**63.5**	35.2	**-**	-
Net provision for retirement gratuities	**22.0**	34.2	**7.7**	12.3
Amortisation of intangible assets	**11.7**	11.3	**-**	-
Share of results in jointly controlled entities	**11.2**	0.4	**-**	-
Share of results in associates	**9.7**	161.8	**-**	-
Net allowance for/(write-back of) diminution in value of investments	**9.6**	(9.7)	**-**	-
Amortisation of leasehold land use rights	**6.3**	5.2	**-**	-
Net allowance for/(write-back of) doubtful debts	**2.4**	(0.2)	**-**	-
PPE written off	**1.7**	2.6	**-**	-
Provision for share-based payment	**1.5**	4.0	**-**	-
Depreciation of investment properties	**1.1**	1.1	**-**	-
Net impairment loss arising from investments	**-**	0.3	**-**	-
Net gain on disposal of PPE and plantation development	**(1.1)**	(1.7)	**(0.2)**	(0.2)
Net gain on disposal of investment property	**(2.0)**	(0.5)	**-**	-
Net gain on disposal of investments	**(4.1)**	(178.8)	**-**	-
Dividend income	**(4.8)**	(37.6)	**(1,260.7)**	(428.9)
Net unrealised exchange gain	**(57.8)**	(188.3)	**(5.0)**	(38.0)
Gain on dilution of investment in associate	**(81.0)**	-	**-**	-
Bad debts recovered	**(143.1)**	(0.2)	**-**	-
Interest income	**(289.4)**	(221.1)	**(124.2)**	(107.3)
Gain on disposal of equity investment in associate	**(337.1)**	-	**-**	-
Net gain on disposal/dilution of shareholdings arising from				
- deemed disposal	**(989.3)**	-	**-**	-
- others	**(3.5)**	-	**(1,218.7)**	-
Waiver of amounts due by subsidiaries	**-**	-	**217.4**	-
Provision for/(reversal of) contingent losses	**-**	-	**85.0**	(6.7)
Other non-cash items	**4.2**	(1.7)	**(21.6)**	-
	306.4	367.9	**(2,257.9)**	(493.4)
Operating profit before changes in working capital	**3,700.9**	3,117.7	**420.7**	367.1
Working capital changes:				
Property development costs	**4.2**	15.0	**-**	-
Inventories	**(3.9)**	(7.5)	**-**	-
Receivables	**(194.6)**	3.8	**-**	-
Payables	**23.0**	65.3	**(9.5)**	(4.2)
Amounts due from associates	**0.3**	(1.0)	**-**	-
Amounts due from jointly controlled entities	**(0.5)**	(16.6)	**-**	-
Amounts due from subsidiaries	**-**	-	**(1.5)**	(8.6)
	(171.5)	59.0	**(11.0)**	(12.8)

Amounts in RM million unless otherwise stated

	Group		Company	
	2007	2006 Restated	**2007**	2006
Cash generated from operations	**3,529.4**	3,176.7	**409.7**	354.3
Taxation paid	**(705.6)**	(579.3)	**(132.4)**	(113.8)
Retirement gratuities paid	**(5.9)**	(2.1)	**(0.4)**	-
Advance membership fees	**(0.6)**	(0.8)	-	-
Taxation refund	**26.8**	2.8	-	-
	(685.3)	(579.4)	**(132.8)**	(113.8)
NET CASH FLOW FROM OPERATING ACTIVITIES	**2,844.1**	2,597.3	**276.9**	240.5
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of leasehold land use rights	**(1,366.3)**	-	-	-
Purchase of PPE	**(1,320.5)**	(648.1)	**(1.7)**	(1.2)
Purchase of additional shares from minority shareholders	**(587.8)**	(52.2)	-	-
Purchase of investments	**(267.0)**	(44.6)	**(2,796.1)**	(770.3)
Exploration cost incurred	**(104.2)**	(187.0)	-	-
Investment in associates	**(72.0)**	(496.9)	-	-
Purchase of intangible assets	**(66.8)**	(19.9)	-	-
Advances to jointly controlled entities	**(30.8)**	-	-	-
Purchase of plantation development	**(23.3)**	(12.1)	-	-
Disposal of international betting operations	**(15.3)**	-	-	-
Costs incurred on land held for property development	**(7.1)**	(2.9)	-	-
Investment in jointly controlled entities	**(1.9)**	(1.1)	-	-
Purchase of investment properties	**(0.1)**	(0.9)	-	-
Acquisition of subsidiaries				
- Stanley Leisure plc	-	(3,408.5)	-	-
- Meizhou Wan Plant	-	(455.0)	-	-
Dividends received	**4.0**	33.3	**926.7**	304.2
Proceeds from disposal of investment property	**5.0**	1.0	-	-
Dividends received from associates	**7.1**	9.8	-	-
Proceeds from disposal of PPE	**12.5**	4.6	**0.6**	0.2
Proceeds from disposal of investments/return of cash by				
- Stanley Leisure plc	-	701.0	-	-
- others	**18.6**	-	-	-
Interest received	**283.6**	222.1	**79.2**	59.3
Disposal of subsidiaries (see Note a)	**690.5**	-	-	-
Proceeds from disposal of equity investment in associate	**1,172.7**	-	-	-
Acquisition of subsidiary	-	1.0	-	-
Repayments from associates	-	2.0	-	-
Additional compensation received from acquisition of freehold land	-	10.0	-	-
Net loans and advances to subsidiaries	-	-	**(216.1)**	(187.6)
Proceeds from redemption of preference shares by subsidiary	-	-	**50.0**	80.0
NET CASH USED IN INVESTING ACTIVITIES	**(1,669.1)**	(4,344.4)	**(1,957.4)**	(515.4)

Amounts in RM million unless otherwise stated

	Group		Company	
	2007	2006 Restated	**2007**	2006
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of borrowings	**(2,154.5)**	(692.0)	**-**	-
Dividends paid	**(991.6)**	(157.4)	**(991.6)**	(157.4)
Buy-back of shares	**(484.4)**	-	**(7.2)**	-
Dividends paid to minority shareholders	**(324.1)**	(228.9)	**-**	-
Finance cost paid	**(308.5)**	(194.8)	**(0.9)**	(1.7)
Settlement of Zero Coupon Convertible Notes	**(77.6)**	-	**-**	-
Net proceeds from issue of shares	**26.9**	1,030.5	**26.9**	1,030.5
Proceeds from bank borrowings	**130.2**	2,786.5	**-**	-
Net proceeds from issue of Convertible Bonds/Notes	**1,986.6**	1,083.9	**-**	-
Proceeds from issue of shares to minority shareholders	**2,477.4**	55.1	**-**	-
Repayment of borrowing to subsidiary	**-**	-	**(19.5)**	(21.0)
Borrowings from subsidiaries	**-**	-	**307.7**	770.3
NET CASH FLOW FROM FINANCING ACTIVITIES	**280.4**	3,682.9	**(684.6)**	1,620.7
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	**1,455.4**	1,935.8	**(2,365.1)**	1,345.8
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	**7,927.1**	5,996.3	**2,909.3**	1,563.5
EFFECT OF CURRENCY TRANSLATION	**(70.3)**	(5.0)	**-**	-
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	**9,312.2**	7,927.1	**544.2**	2,909.3
ANALYSIS OF CASH AND CASH EQUIVALENTS				
Bank balances and deposits (see Note 32)	**7,800.9**	5,386.0	**249.1**	1,341.1
Money market instruments (see Note 31)	**1,511.3**	2,542.7	**295.1**	1,568.2
	9,312.2	7,928.7	**544.2**	2,909.3
Bank overdrafts (see Note 36)	**-**	(1.6)	**-**	-
	9,312.2	7,927.1	**544.2**	2,909.3

a) **ANALYSIS OF THE DISPOSAL OF SUBSIDIARIES**

i) Net assets disposed and net cash inflow on disposals of subsidiaries are analysed as follows:

	2007
Property, plant and equipment	**736.2**
Inventories	**138.7**
Trade and other receivables	**143.6**
Bank balances and deposits	**39.6**
Trade and other payables	**(52.5)**
Provision for liabilities and charges	**(1.4)**
Deferred taxation	**(54.4)**
Other long term liabilities	**(22.7)**
Net assets disposed	**927.1**
Less: Loss arising from disposal	**(197.0)**
Sale consideration (net of incidental costs)	**730.1**
Bank balances and deposits of subsidiaries disposed of	**(39.6)**
Net cash inflow on disposal of subsidiaries	**690.5**

ii) Cash flows of discontinued operations as disclosed in Note 13 are analysed as follows:

	2007	2006
Cash flows from operating activities	**70.3**	77.9
Cash flows from investing activities	**(6.6)**	(30.1)
Cash flows from financing activities	**-**	(80.0)
Total cash flows	**63.7**	(32.2)

The notes set out on pages 61 to 113 form part of these financial statements.

Amounts in RM million unless otherwise stated

1. PRINCIPAL ACTIVITIES

The Company is principally an investment holding and management company.

The principal activities of the subsidiaries include leisure and hospitality, gaming and entertainment businesses, plantation, the generation and supply of electric power, property development and management, tours and travel related services, genomics research and development, investments and oil and gas exploration, development and production activities.

The principal activities of the associates include the generation and supply of electric power, resort, property investment and property development.

During the financial year, the Group disposed off its entire equity interests in the paper and packaging businesses and ceased to have significant influence over an associate involved in the cruise and cruise related operations.

Details of the principal activities of the subsidiaries and associates are set out in Note 47 to the financial statements.

Apart from the above, there have been no other significant changes in the nature of the activities of the Group and of the Company during the financial year.

2. BASIS OF PREPARATION

The financial statements of the Group and the Company have been prepared in accordance with and comply with Financial Reporting Standards, the Malaysian Accounting Standards Board ("MASB") Approved Accounting Standards in Malaysia for Entities Other Than Private Entities and the provisions of the Companies Act, 1965. The bases of measurement applied to assets and liabilities include cost, amortised cost, lower of cost and net realisable value, revalued amount and fair value.

The preparation of financial statements in conformity with the Financial Reporting Standards and the provisions of the Companies Act, 1965 requires the Directors to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported financial year. It also requires Directors to exercise their judgements in the process of applying the Company's accounting policies. Although these judgements and estimates are based on Directors' best knowledge of current events and actions, actual results could differ from those judgements and estimates.

Judgements and estimations

In the process of applying the Group's accounting policies, management makes judgements and estimates that can significantly affect the amount recognised in the financial statements. These judgements and estimates include:

i) Provision for taxation

The Group is subject to income taxes in numerous jurisdictions in which the Group operates. Significant judgement is required in determining the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for tax based on estimates of assessment of the tax liability due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

ii) Provisional fair values of assets and liabilities

Arising from the acquisition of Genting Stanley plc ("Genting Stanley")(formerly known as Stanley Leisure plc) on 6 October 2006, the amount of assets (including intangible assets) and liabilities arising from the acquisition of Genting Stanley as at 31 December 2006 is determined based on provisional fair values assigned to the identifiable assets and liabilities as at acquisition date and hence has yet to be allocated to the Group's cash generating units. Any adjustments to these provisional values upon finalisation of the detailed fair value exercise will be recognised within 12 months of the acquisition date. The adjustments will be calculated as if the fair values had been recognised on acquisition date. Goodwill will also be adjusted to the amount that would have been recognised if the adjusted fair values had been used at acquisition date. As a result, comparative information may be restated.

On 15 September 2006, Genting International Investment (UK) Limited, an indirect wholly owned subsidiary of Genting International P.L.C. ("GIPLC"), which in turn is a 53.4% owned subsidiary of the Group as at 31 December 2007, made a recommended cash offer for the entire issued and to be issued ordinary share capital of Genting Stanley at a price of 860 pence per share. As at 6 October 2006, the offer became unconditional in all respects. Genting Stanley subsequently became a wholly owned subsidiary of GIPLC.

The value of assets (including intangible assets) and liabilities of Genting Stanley ensuing from the acquisition had initially been determined based on provisional fair values assigned to identifiable assets and liabilities on acquisition date and were not allocated to the GIPLC Group's cash generating units ("CGUs") pending finalisation of the Purchase Price Allocation ("PPA") exercise. Any adjustments to these provisional values upon finalisation of the PPA exercise were to be recognised within 12 months from acquisition date as permitted by FRS 3, Business Combinations.

The GIPLC Group engaged an independent valuation firm to assist in the PPA exercise and the said exercise has been completed. The effects of the PPA exercise is summarised in Note 46. These adjustments will be accounted for as if they had been recognised on acquisition date and adjusted in the comparative financial statements.

iii) Exploration costs

Exploration cost is accounted for in accordance with the full cost method. Under this method, all costs relating to the exploration activities are capitalised when incurred. Exploration cost is written off to the income statement when:

- it is determined that further exploration activities will not yield commercial quantities of reserves, or
- no further exploration drilling is planned, or
- the petroleum contract has expired or is surrendered.

In making decisions about whether to continue to capitalise exploration drilling costs, it is necessary to make judgements about the satisfaction of the above conditions after all geological and geophysical and other relevant assessment have been performed.

iv) Impairment of goodwill

The Group tests goodwill for impairment annually in accordance with its accounting policy. The calculations require the use of estimates as set out in Note 21.

2. BASIS OF PREPARATION (cont'd)

Judgements and estimations (cont'd)

v) Investment in Star Cruises Limited

The Group follows the guidance of Financial Reporting Standard 128: Investments in Associate ("FRS 128") on the definition of an associate. An associate is a company in which the Group exercises significant influence. Following FRS 128, the Group is presumed to have significant influence when it holds, directly or indirectly, 20 per cent or more of the voting power of Star Cruises Limited ("SCL") and hence to consider SCL as an associate of the Group. Conversely, if the Group holds, directly or indirectly, less than 20 per cent of the voting power of SCL, it is presumed that the investor does not have significant influence and therefore not an associate.

The management assessed and concluded that there is no evidence of the existence of significant influence by the Group over SCL as:

a) There is no representation on the board of directors or equivalent governing body of SCL;

b) There is no participation in policy-making processes, including participation in decisions about dividends or other distributions;

c) There are no material transactions, interchange of managerial personnel or provision of essential technical information between the Group and SCL.

By virtue of paragraphs 6 and 7 of FRS 128 and the non-existence of significant influence by the Group over SCL, SCL will not be considered an associated company of the Group and the Group will not equity account the results of SCL when the Group's shareholding falls below 20%. As at 31 December 2007, the Group's shareholding in SCL was approximately 19.3%.

Adoption of new Financial Reporting Standards

Accounting policies adopted by the Group and the Company have been applied consistently in dealing with items that are considered material in relation to the financial statements, unless otherwise stated. The following new and revised Financial Reporting Standards ("FRS") that are relevant to the Group have been adopted during the financial year:

FRS 6	Exploration for and Evaluation of Mineral Resources
FRS 117	Leases
FRS 124	Related Party Disclosures

Amendment to FRS 119_{2004} Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures.

The adoption of the above FRS did not result in substantial changes to the Group's accounting policies other than the effects of the following FRSs:

FRS 117 Leases

Standards, amendments to published standards and interpretations to existing standards that are not yet effective and have not been early adopted

The new standards, amendments to published standards and interpretations that are mandatory for the Group's financial periods beginning on or after 1 January 2008, but which the Group has not early adopted, are as follows:

- FRS 107_{2007} Cash Flow Statements. This revised standard has no significant changes as compared to the original standard.
- FRS 111_{2007} Construction Contracts. This revised standard has no significant changes as compared to the original standard.
- FRS 112_{2007} Income Taxes. This revised standard has removed the requirements that prohibit recognition of deferred tax on reinvestment allowances or other allowances in excess of capital allowances. See Note 28.
- FRS 118_{2007} Revenue. This revised standard has no significant changes as compared to the original standard.
- FRS 120_{2007} Accounting for Government Grants and Disclosure of Government Assistance. This revised standard allows alternative treatment that non-government grant to be recorded at nominal amount.
- Amendment to FRS 121_{2007} The Effects of Changes in Foreign Exchange Rates – Net Investment in Foreign Operation. This amendment requires exchange differences on monetary items that form part of the net investment in a foreign operation to be recognised in equity instead of in profit or loss regardless of the currency in which these items are denominated in.
- FRS 134_{2007} Interim Financial Reporting. This revised standard has no significant changes as compared to the original standard.
- FRS 137_{2007} Provisions, Contingent Liabilities and Contingent Assets. This revised standard has no significant changes as compared to the original standard.
- IC Interpretation 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities. This interpretation deals with changes in the estimated timing or amount of the outflow of resources required to settle the obligation, or a change in the discount rate.
- IC Interpretation 2 Members' Shares in Co-operative Entities and Similar Instruments. This interpretation deals with liabilities or equity classification of financial instruments which give the holder the right to request redemption, but subject to limits on whether it will be redeemed.
- IC Interpretation 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds. This interpretation deals with accounting in the financial statements of a contributor for its interests arising from decommissioning funds.
- IC Interpretation 6 Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment. This interpretation provides guidance on the recognition, in the financial statements of producers, of liabilities for waste management under the EU Directive in respect of sales of historical household equipment.
- IC Interpretation 7 Applying the Restatement Approach under FRS 129_{2004} Financial Reporting in Hyperinflationary Economies. This interpretation provides guidance on how to apply the requirement of FRS 129 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period.

2. BASIS OF PREPARATION (cont'd)

Standards, amendments to published standards and interpretations to existing standards that are not yet effective and have not been early adopted (cont'd)

- IC Interpretation 8 Scope of FRS 2. This Interpretation clarifies that FRS 2 Share-based Payment applies even in the absence of specifically identifiable goods or services.

The effective date for FRS 139 Financial Instruments: Recognition and Measurement has yet to be determined by the MASB. Entities are exempted from disclosing the impact of FRS 139 prior to its effective date.

The above standards, amendments to published standards and interpretations to existing standards do not have any material impact to the Group and Company other than FRS 112, which possible impact is set out in Note 28.

Changes In Accounting Policies

The principal effects of the changes in accounting policies resulting from the adoption of the above FRSs by the Group are as follows:

i) **FRS 117: Leases**

Prior to the adoption of the revised FRS 117, leasehold land was classified as property, plant and equipment and was stated at cost or valuation less accumulated depreciation and impairment losses. Under the revised FRS 117, leasehold land is an operating lease unless title passes to the lessee at the end of the lease term. With the adoption of the revised FRS 117, the unamortised carrying amounts of leasehold land are now classified as leasehold land use rights and amortised over the period of its remaining lease term, as allowed by the transitional provisions of the revised FRS 117. The reclassification of leasehold land as leasehold land use rights has been accounted for retrospectively and the comparatives in the balance sheet have been restated.

The effects on the comparatives to the Group on adoption of FRS 117 are set out in Note 46.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

Investments in subsidiaries are eliminated on consolidation while investments in jointly controlled entities and associates are accounted for by the equity method of accounting.

a) Subsidiaries

The consolidated financial statements include the audited financial statements of the Company and all its subsidiaries made up to the end of the financial year. Subsidiaries are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. Subsidiaries are consolidated using the purchase method of accounting whereby the results of subsidiaries acquired or disposed of during the financial year are included from the date of acquisition up to the date when control ceases. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the subsidiary acquired at the date of acquisition is reflected as goodwill. See accounting policy note on treatment of goodwill.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition and prior to 1 January 2006, the negative goodwill is credited to retained earnings in the year of acquisition. Negative goodwill arising from new acquisition on or after 1 January 2006, is recognised directly in the income statement.

All material intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

The gain or loss on disposal of a subsidiary is the difference between net disposal proceeds or market value and the Group's share of its net assets together with any balance of goodwill on acquisition and exchange differences which were not previously recognised in the consolidated income statement.

Minority interests is measured at the minorities' share of the fair value of the identifiable assets and liabilities of the acquiree as at the date of acquisition and the minorities' share of movements in the acquiree's net assets since that date. Separate disclosure is made of minority interests.

b) Jointly Controlled Entities

Jointly controlled entities are corporations, partnerships or other entities over which there is contractually agreed sharing of control by the Group with one or more parties.

The Group's interests in jointly controlled entities are accounted for in the consolidated financial statements by the equity method of accounting. Equity accounting involves recognising the Group's share of the post acquisition results of jointly controlled entities in the income statement and its share of post acquisition movements within reserves in reserves. The Group's interest in jointly controlled entities is stated at cost net of goodwill written off, for acquisitions prior to 1 January 2004, plus adjustments to reflect changes in the Group's share of the net assets of the jointly controlled entities. The cumulative post acquisition movements are adjusted against the cost of the investment and includes goodwill on acquisition less impairment losses, where applicable. See accounting policy note on impairment of assets.

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other parties in the ventures. The Group does not recognise its share of profits or losses from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

Where necessary, in applying the equity method, adjustments have been made to the financial statements of jointly controlled entities to ensure consistency of accounting policies with those of the Group.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Basis of Consolidation (cont'd)

c) Associates

Associates are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associates but not control over those policies.

Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. Equity accounting involves recognising in the income statement the Group's share of the associates' results for the financial year. The Group's interest in associates is stated at cost net of goodwill written off, for acquisitions prior to 1 January 2004, plus adjustments to reflect changes in the Group's share of the net assets of the associates. Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero, unless the Group has incurred obligation or made payment on behalf of the associate.

The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of impairment on the assets transferred.

Where necessary, in applying the equity method, adjustments have been made to the financial statements of associates to ensure consistency of accounting policies with those of the Group.

In the event the Group ceases to have significant influence over its associate, the Group shall discontinue the use of equity method from the date that it ceases to have significant influence and account for the investment in accordance with FRS 139, Financial Instruments: Recognition and Measurement, from that date.

See accounting policy note on available-for-sale financial asset.

Property, Plant and Equipment

Property, plant and equipment are tangible items that:

i) are held for use in the production or supply of goods or services, or for administrative purposes; and
ii) are expected to be used during more than one period.

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses except for certain properties which were revalued before 1998. In accordance with the transitional provision allowed by MASB upon first adoption of IAS 16, Property, Plant and Equipment, the valuation of these assets have not been updated, and they continue to be stated at their existing carrying amounts less accumulated depreciation, amortisation and impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the items.

The depreciable amount of an item of property, plant and equipment is determined as the difference between the cost less its residual value. The residual value is the estimated amount that the Group expects to obtain from disposal of the asset, after deducting the estimated cost of disposal, if the asset was already of the age and in the condition expected at the end of its useful life.

Freehold land and capital work-in-progress are not depreciated. The Group depreciates other assets based on their consumption pattern and is applied separately to each significant component.

Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

	Years
Buildings and improvements	2 – 50
Plant, equipment and vehicles	2 – 20

The assets' residual values and useful lives are reviewed annually and revised if appropriate.

Where an indication of impairments exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Gains and losses on disposals are determined by comparing proceeds with the carrying amounts and are included in the income statement. On disposal of revalued assets, amounts in the revaluation reserve relating to those assets are transferred to retained earnings.

Investment Properties

Investment properties consist of investments in land and buildings that are held for long-term rental yield and/or for capital appreciation and are not occupied by the Group.

Investment in freehold land is stated at cost. Other investment properties are stated at cost less accumulated depreciation and impairment losses. Depreciation for other investment properties is calculated using the straight-line method to allocate their cost over their estimated economic lives as follows:

	Years
Buildings and improvements	5 - 50

Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of non-financial assets.

Gains and losses on disposal are determined by comparing net disposal proceeds with carrying amount and are included in the income statement.

Leasehold Land Use Rights

Leasehold land that normally has a finite economic life and title is not expected to pass to the lessee by the end of the lease term is treated as an operating lease. The payment made on entering into or acquiring a leasehold land is accounted as leasehold land use rights (referred to as prepaid lease payments in FRS 117, Leases) that are amortised over the lease term in accordance with the pattern of benefits provided.

The Group had previously classified the leasehold land use rights within its property, plant and equipment. On adoption of FRS 117, Leases, the Group treats such a lease as an operating lease, with the unamortised carrying amount classified as leasehold land use rights.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Plantation Development

Plantation development (previously termed as "Biological Assets") comprise cost of planting and development on oil palms and other plantation crops.

Cost of new planting and development of plantation crops are capitalised from the stage of land clearing up to the stage of maturity. The cost of new planting capitalised is not amortised. However, where the cost of new planting is incurred on leasehold land which has unexpired period shorter than the crop's economic life, the cost is amortised over the remaining period of the lease on a straight line basis.

Replanting expenditure is charged to the income statement in the financial year in which the expenditure is incurred.

Property Development Activities

a) Land Held for Property Development

Land held for property development consist of land on which no significant development work has been undertaken or where development activities are not expected to be completed within the normal operating cycle. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses, if any.

Cost comprises cost of land and all related cost incurred on activities necessary to prepare the land for its intended use. Where the Group had previously recorded the land at revalued amount, it continues to retain this amount as its surrogate cost as allowed by $FRS201_{2004}$ Property Development Activities. Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Land held for property development is transferred to property development costs and included under current assets when development activities have commenced and where the development activities can be completed within the normal operating cycle.

b) Property Development Costs

Property development costs comprise costs associated with the acquisition of land and all costs directly attributable to development activities or costs that can be allocated on a reasonable basis to these activities.

When the outcome of the development activity can be estimated reliably, property development revenue and expenses are recognised by using the percentage of completion method in respect of sales where agreements have been finalised. Under this method, profits are recognised as the property development activity progresses. The stage of completion is determined based on proportion of property development costs incurred for work performed up to the balance sheet date over the estimated total property development cost to completion.

When the outcome of a development activity cannot be reliably estimated, property development revenue is recognised only to the extent of property development costs incurred that is probable of recovery, and property development costs on the development units sold are recognised as an expense when incurred. Foreseeable losses, if any, arising when it is probable that total property development costs (including expected defect liability expenditure) will exceed total property development revenue, are recognised immediately in the income statement.

Property development costs not recognised as an expense is recognised as an asset and is stated at the lower of cost and net realisable value. Upon completion of development, the unsold completed development properties are transferred to inventories.

Where revenue recognised in the income statement exceed billings to purchasers, the balance is shown as accrued billings under trade and other receivables (within current assets). Where billings to purchasers exceed revenue recognised in the income statement, the balance is shown as progress billings under trade and other payables (within current liabilities).

Available-For-Sale Financial Asset

Pursuant to paragraphs 18 and 19 of FRS 128, Investments in Associates, in the event the Group ceases to have significant influence over its associates, the Group shall discontinue the use of equity method from the date that it ceases to have significant influence over an associate and shall account for the investment in accordance with FRS 139, Financial Instruments: Recognition and Measurement, from that date.

The carrying amount of the investment at the date of recognition shall be regarded as its cost on initial measurement as an available-for-sale financial asset ("AFS"). After the initial measurement, the Group shall measure the AFS at its fair values based on quoted prices in an active market.

Any gain or loss arising from a change in the fair value of the AFS shall be recognised directly in equity, through the statement of changes in equity, except for impairment losses and foreign exchange gains and losses, if any, until the AFS is derecognised, at which time the cumulative gain or loss previously recognised in equity shall be recognised in income statement.

When a decline in the fair value of the AFS has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity shall be removed from equity and recognised in income statement even though the AFS has not been derecognised. The amount of cumulative loss is measured as the difference between the carrying amount and current fair value, less any impairment loss on that AFS previously recognised in income statement.

Investments

Investments in non-current investments other than investments in subsidiaries, jointly controlled entities, associates and available-for-sale financial assets are stated at cost and an allowance for diminution in value is made where, in the opinion of the Directors, there is a decline other than temporary in the value of such investments. Such a decline is recognised as an expense in the period in which it is identified.

Short term quoted investments are stated at the lower of cost and market value, determined on a portfolio basis by comparing aggregate cost against aggregate market value. Market value is calculated by reference to quoted selling prices at the close of business on the balance sheet date. Money market instruments are stated at the lower of cost and net realisable value.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Intangible Assets

a) Goodwill

Goodwill represents the excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the subsidiaries at the date of acquisition. Goodwill is stated at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

Goodwill is allocated to cash-generating units for the purpose of annual impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose.

b) Licences

Casino licences

The Group capitalises purchased casino licences. The amount capitalised is the difference between the price paid for a casino including the associated licence and the fair value of a similar property without a casino licence. Casino licences have indefinite useful lives as based on all relevant factors there is no foreseeable limit to the period over which the licences are expected to generate cash inflows. Each licence is reviewed annually for impairment and as such is stated at cost less any accumulated impairment losses.

Theme park licences

Theme park licences are initially recognised at cost and subsequently carried at cost less accumulated amortisation and accumulated impairment losses. Such cost is amortised using the straight line method over the shorter of its estimated useful life and periods of contractual right. The amortisation period and amortisation method are reviewed at each balance sheet date. The effects of any revision are recognised in the income statements when changes arise. Amortisation expense incurred during the construction period is capitalised as part of construction-in-progress. Where an indication of impairment exists, the carrying amount of licence is assessed and written down immediately to its recoverable amount.

c) Royalty

Royalty expenditure is stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is calculated using the straight line method over the estimated useful lives, not exceeding a period of 20 years.

d) Trademark

Trademark is stated at cost less any accumulated impairment losses. Trademark has an indefinite useful life as it is maintained through continuous marketing and upgrading. See accounting policy on impairment of non-financial assets.

e) Rights

Acquired licenses of independent power plant are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is calculated using the straight line method over the licensing agreement periods.

f) Research and Development Expenditure

Research expenditure is recognised as an expense when incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when the following criteria are fulfilled:

(i) It is technically feasible to complete the intangible asset so that it will be available for use or sale;
(ii) Management intends to complete the intangible asset and use or sell it;
(iii) There is an ability to use or sell the intangible asset;
(iv) It can be demonstrated that the intangible asset will generate probable future economic benefits;
(v) Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
(vi) The expenditure attributable to the intangible asset during its development can be reliably measured.

Collaborations and alliances are maintained with third parties for provision of research and development expertise and capacity in genomics for the achievement of performance milestones. Milestones payments are capitalised to the extent that the capitalisation criteria in FRS 138 - Intangible Assets are met. Judgement is involved in determining whether amount paid meets the performance milestones so as to enable the amount to be capitalised as intangible assets.

Other development expenditure that do not meet these criteria are recognised as an expense when incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use or sale, on a straight-line basis over the estimated useful lives, not exceeding twenty years.

Intangible assets are tested for impairment annually, in accordance with FRS 136. See accounting policy note on impairment of non-financial assets.

Exploration Cost

Exploration cost is accounted for in accordance with the full cost method. Under this method, all costs relating to the exploration activities are capitalised when incurred. Exploration cost is written off to the income statement when:

- it is determined that further exploration activities will not yield commercial quantities of reserves, or
- no further exploration drilling is planned, or
- the petroleum contract has expired or is surrendered.

Exploration cost is stated net of impairment loss.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant, appropriate proportions of overheads and is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less costs of completion and selling expenses. The cost of unsold properties comprises cost associated with the acquisition of land, direct costs and an appropriate proportion of allocated costs attributable to property development activities.

Non-Current Assets Held for Sale

Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than a continuing use.

Receivables

Receivables are carried at estimated realisable value. In estimating realisable value, an allowance is made for doubtful receivables based on a review of all outstanding amounts at the financial year end. Bad debts are written off to the income statement during the financial year in which they are identified.

Cash and Cash Equivalents

Cash and cash equivalents include cash and bank balances (net of bank overdrafts), deposits and other short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value. Bank overdrafts are included within short term borrowings in the current liabilities and money market instruments are included within short term investments in current assets in the balance sheet.

Share Capital

Ordinary shares are classified as equity when there is no contractual obligation to deliver cash or other financial assets to another entity or to exchange financial assets or liabilities with another entity that are potentially unfavourable to the issuer.

Incremental costs directly attributable to the issue of new shares, options or for the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Treasury Shares

A purchase by the Company or its subsidiaries of its own equity shares is accounted for under the treasury stock method. Under this method, the shares repurchased and held as treasury shares is measured and carried at the cost of repurchase (including any directly attributable incremental external costs, net of tax) on initial recognition and subsequently. On presentation in the balance sheet, the carrying amount of the treasury shares is offset against equity. Where treasury shares are distributed as share dividends, the cost of the treasury shares is applied in the reduction of the share premium account or the distributable reserves, or both. Where treasury shares are reissued by re-sale in the open market, the difference between the sales consideration and the carrying amount of the treasury shares is shown as the movement in equity. As treasury shares, the rights attached as to voting, dividends and participation in other distribution are suspended.

Borrowings

Borrowings are recognised initially based on proceeds received. Subsequently, borrowings are stated at amortised cost using the effective interest method; any difference between the amount recorded as borrowings and the associated redemption value is recognised in the income statement over the period of the borrowings.

Costs incurred on borrowings to finance qualifying assets are capitalised until the assets are ready for their intended use after which such expenses are charged to the income statement. All other borrowing costs are charged to the income statement.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Impairment of Non-Financial Assets

The carrying amounts of assets, with the exception of inventories, assets arising from construction contracts, deferred tax assets and financial assets (excluding investments in subsidiaries, jointly controlled entities and associates), are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indication exists, an impairment review is performed to assess whether the carrying amount of the asset is fully recoverable.

Irrespective of whether there is any indication of impairment, the Group also:

a) tests intangible assets with indefinite useful life for impairment annually by comparing its carrying amount with its recoverable amount.
b) tests goodwill acquired in a business combination for impairment annually.

Impairment loss is recognised when the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use, which is measured by reference to discounted future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash generating unit.

An impairment loss is charged to the income statement, unless the asset is carried at revalued amount, in which case the impairment loss is used to reduce the revaluation surplus.

Assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Contingent Liabilities and Contingent Assets

The Group does not recognise a contingent liability but discloses its existence in the financial statements, except in a business combination. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. When a change in the probability of an outflow of economic resources occurs, so that the outflow is probable, it will then be recognised as a provision.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Contingent Liabilities and Contingent Assets (cont'd)

A contingent asset is a possible asset that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group. The Group does not recognise contingent assets but discloses their existence where inflows of economic benefits are probable, but not virtually certain. When inflow of economic resources is virtually certain, the asset is recognised.

In the acquisition of subsidiaries by the Group under a business combination, the contingent liabilities assumed are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest.

The Group recognises separately the contingent liabilities of the acquirees as part of allocating the cost of a business combination where the fair values can be measured reliably. Where the fair values cannot be measured reliably, the resulting effect will be reflected in the goodwill arising from the acquisitions.

Subsequent to the initial recognition, the Group measures the contingent liabilities that are recognised separately at the date of acquisition at the higher of the amount that would be recognised in accordance with the provisions of FRS 137_{2004} and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with FRS 118.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

Income Taxes

a) Current Taxation

Current taxation is determined according to the tax laws of each jurisdiction in which the Group operates and includes all taxes based upon the taxable income and is measured using the tax rates which are applicable at the balance sheet date.

b) Deferred Taxation

Deferred tax liabilities and/or assets are recognised, using liability method, on temporary differences between the carrying amounts of assets and liabilities in the financial statements and their related tax bases. However, deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax assets can be utilised. Deferred tax liability in respect of asset revaluations is also recognised. Deferred tax liabilities and assets are measured at the tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax is recognised on temporary differences arising on investments in subsidiaries, jointly controlled entities and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Discontinued Operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the comparative period.

Government Grants

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs they are intended to compensate.

Government grants relating to the purchase of assets are included in non-current liabilities as deferred income and are credited to the income statement on the straight line basis over the expected lives of the related assets.

Employee Benefits

a) Short-Term Employee Benefits

Short-term employee benefits include wages, salaries, bonus, social security contributions and paid annual leave. These benefits are accrued when incurred and are measured on an undiscounted basis.

b) Post-Employment Benefits

Defined contribution plans
Post-employment benefits include defined contribution plans under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. These benefits are accrued when incurred.

c) Long-Term Employee Benefits

Long-term employee benefits include retirement gratuities payable under a retirement gratuity scheme which was established in 1991 by the Board of Directors for Executives and Executive Directors of the Company and certain subsidiaries. The level of retirement gratuities payable is determined by the Board of Directors in relation to the past services rendered and it does not take into account the employee's service to be rendered in later years up to retirement. The gratuity, which is calculated based either on length of service and basic salary as at the reporting date or on the basis of emoluments earned in the immediate past three years, is a vested benefit when the employee reaches retirement age.

The present value of the retirement gratuities is determined by discounting the amount payable by reference to market yields at the balance sheet date on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Employee turnover is also factored in arriving at the level of the retirement gratuities payable. The differences arising from the application of such discounting as well as any past service costs and the effects of any curtailments or settlements, if any, are recognised immediately in the income statement.

Such retirement gratuities payable are classified as current liabilities where it is probable that a payment will be made within the next twelve months and also provided that the amount has been approved for payment by the Board of Directors.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Employee Benefits (cont'd)

d) Share-based compensation

The Company together with its listed subsidiaries, each operate an equity-settled, share-based compensation plan, where share options are issued by the respective companies to their respective eligible executives and executive directors.

The fair value of employee services rendered in exchange for the grant of the share options is recognised as an expense over the vesting period. The total amount to be expensed in the income statement over the vesting period is determined by reference to the fair value of each share option granted at the grant date and the number of share options vested by vesting date, with a corresponding increase in equity. At each balance sheet date, the respective companies will revise its estimates of the number of share options that are expected to become exercisable. The option reserves in respect of options which have lapsed are transferred to retained earnings.

The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

Revenue Recognition

Sales are recognised upon delivery of products or performance of services, net of sales tax and discounts, and after eliminating sales within the Group.

The sales relating to property development projects are recognised progressively as the project activity progresses and are in respect of sales where agreements have been finalised. The recognition of sales is based on the percentage of completion method and is consistent with the method adopted for profit recognition.

Sales of short term investments are accounted for when the contracts are executed.

Casino revenue represents net house takings. The casino licence in Malaysia is renewable every three months.

Dividend income is recognised when the right to receive payment is established.

Dividends

Dividends on ordinary shares are accrued as a liability in the financial year in which the obligation to pay is established.

Interest income

Interest income is recognised on an accrual basis, when it is determined that such income will accrue to the Group.

Foreign currency translation

a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Ringgit Malaysia ("RM"), which is the Company's functional and presentation currency.

b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. At the balance sheet date, non-monetary items are translated at balance sheet date using historical rates or rates prevailing when the fair value of the assets are determined. Monetary items are translated at the closing rate. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities at the closing rate are recognised in the income statement. However, the exchange differences arising on monetary items that form part of the net investment in the foreign operations are recognised directly in equity in the consolidated financial statements until the disposal of the foreign operations in which case they are recognised as gain or loss in the consolidated income statement.

c) Group companies

On consolidation the results and financial position of all the Group's entities which have a functional currency different from that of the Group's presentation currency are translated into the Group's presentation currency as follows:

i) assets and liabilities, including goodwill and fair value adjustments arising from business combinations completed on/after 1 January 2006, for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

iii) all resulting exchange differences are recognised as a separate component of equity.

Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

A financial asset is any asset that is cash, a contractual right to receive cash or another financial asset from another enterprise, a contractual right to exchange financial instruments with another enterprise under conditions that are potentially favourable, or an equity instrument of another enterprise.

A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another enterprise, or to exchange financial instruments with another enterprise under conditions that are potentially unfavourable.

a) Financial instruments recognised on the balance sheet

The recognition method adopted for financial instruments that are recognised on the balance sheet are disclosed separately in the individual policy statements associated with the relevant financial instrument.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Financial Instruments (cont'd)

b) Financial instruments not recognised on the balance sheet

The Group, in managing its interest and currency exposures, enters into foreign currency forward contracts, interest rate swap and currency swap agreements. These instruments are not recognised in the financial statements on inception.

As foreign currency forward contracts are entered into to cover the Group's commitments in foreign currencies, the closing rates are used to translate the underlying foreign currency transactions into Ringgit Malaysia.

The related interest differentials under the swap agreements for interest rate swaps are recognised over the terms of the agreements in interest expense.

The underlying foreign currency assets or liabilities, which are effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their closing rates.

c) Fair value estimation for disclosure purpose

The fair value of publicly traded securities is based on quoted market prices at the balance sheet date. For non-traded financial instruments, the Group uses various methods and makes assumptions that are based on market conditions. Comparisons are made to similar instruments that are publicly traded and estimates based on discounted cash flow techniques are also used. For other long term financial assets and liabilities, fair value is estimated by discounting future contractual cash flows at appropriate interest rates.

The book values of financial assets and liabilities with maturities of less than one year are assumed to approximate their fair values.

Segmental Reporting

The Group adopts business segment analysis as its primary reporting format and geographical segment analysis as its secondary reporting format.

Revenues are attributed to geographical segments based on location of customers where sale is transacted. Assets are allocated based on location of assets.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by the segment and consist principally of property, plant and equipment net of accumulated depreciation, amortisation and impairment loss, plantation development, investment properties, leasehold land use rights, land held for property development, property development costs, inventories and receivables. Segment liabilities comprise operating liabilities. Both segment assets and liabilities do not include income tax assets and liabilities and interest bearing instruments.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's overall financial risk management objective is to optimise the value creation for shareholders. The Group seeks to minimise the potential adverse impacts arising from fluctuations in foreign currency exchange and interest rates and the unpredictability of the financial markets.

The Group operates within clearly defined guidelines that are approved by the Board of Directors and do not trade in financial instruments. Financial risk management is carried out through risk reviews conducted at all significant operational units. This process is further enhanced by effective internal controls, a group-wide insurance programme and adherence to the financial risk management policies.

The main areas of financial risks faced by the Group are as follows:

Foreign currency exchange risk

The Group is exposed to foreign currency exchange risk when subsidiaries enter into transactions that are not denominated in their functional currencies. The Group attempts to significantly limit its exposure for committed transactions by entering into forward foreign currency exchange contracts within the constraints of market and government regulations.

Interest rate risk

Interest rate risks mainly arise from the Group's borrowings. The Group manages this risk through the use of fixed and floating rate debt and derivative financial instruments. Derivative financial instruments are used, where appropriate, to generate the desired interest rate profile.

Market risk

The Group, in the normal course of business, is exposed to market risks in respect of its equity investments and volatility in market prices of palm products. The Group manages its risk through established guidelines and policies.

Credit risk

Exposure to credit risk arises mainly from sales made on deferred credit terms. Credit terms offered by the Group range from 7 days to 120 days from date of transaction. Risks arising therefrom are minimised through effective monitoring of receivables and suspension of sales to customers which accounts exceed the stipulated credit terms. Credit limits are set and credit history are reviewed to minimise potential losses.

The Group avoids, where possible, any significant exposure to a single customer. However, in the ordinary course of business, certain subsidiaries in the Group's Power Division has trade receivables that are solely from their offtakers, the provincial or national electricity utility companies. As such, the counter party risk is considered to be minimal.

The Group also seeks to invest cash assets safely and profitably and buys insurance to protect itself against insurable risks. In this regard, counterparties are assessed for credit risk and limits are set to minimise any potential losses.

Liquidity risk

The Group practices prudent liquidity risk management to minimise the mismatch of financial assets and liabilities. The Group's cash flow is reviewed regularly to ensure that the Group is able to settle its commitments when they fall due.

5. SEGMENT ANALYSIS

a) Primary segment - by activity:

2007	Leisure & Hospitality	Plantation	Property	Oil & Gas	Power	Others	Eliminations	Continuing operations	Discontinued operations (Manufacturing)	Total
Revenue										
External	5,889.0	845.7	81.7	142.9	1,491.6	32.9	-	8,483.8	-	8,483.8
Inter segment	3.3	-	14.6	-	-	62.8	(80.7)	-	-	-
	5,892.3	845.7	96.3	142.9	1,491.6	95.7	(80.7)	8,483.8	-	8,483.8
Results										
Segment profit	2,019.1	431.0	23.0	49.0	505.9	54.0	48.1	3,130.1	40.1	3,170.2
Net gain on disposal/ deemed disposal/ dilution of shareholdings	-	-	-	-	-	989.3	-	989.3	-	989.3
Gain on disposal of investment in associate	337.1	-	-	-	-	-	-	337.1	-	337.1
Impairment losses	(938.4)	-	-	-	(40.5)	(37.2)	-	(1,016.1)	-	(1,016.1)
Interest income								289.4	1.0	290.4
Finance cost								(395.4)	(4.1)	(399.5)
Share of results in jointly controlled entities	(11.3)	-	-	-	-	0.1	-	(11.2)	-	(11.2)
Share of results in associates	(81.6)	3.5	0.2	-	68.2	-	-	(9.7)	-	(9.7)
Gain on dilution of investment in associate	81.0	-	-	-	-	-	-	81.0	-	81.0
Profit before taxation								3,394.5	37.0	3,431.5
Taxation								(662.2)	(10.0)	(672.2)
Profit for the financial year								2,732.3	27.0	2,759.3
Loss from disposal of paper & packaging businesses								-	(197.0)	(197.0)
Profit/(loss) for the financial year								2,732.3	(170.0)	2,562.3
2006										
Revenue										
External	4,286.9	486.0	107.9	141.3	1,325.8	70.7	-	6,418.6	525.2	6,943.8
Inter segment	5.0	-	15.7	-	12.1	55.6	(88.4)	-	-	-
	4,291.9	486.0	123.6	141.3	1,337.9	126.3	(88.4)	6,418.6	525.2	6,943.8
Results										
Segment profit	1,723.7	193.2	25.7	51.0	458.6	352.9	54.5	2,859.6	43.9	2,903.5
Interest income								219.1	2.0	221.1
Finance cost								(212.6)	-	(212.6)
Share of results in jointly controlled entities	(0.4)	-	-	-	-	-	-	(0.4)	-	(0.4)
Share of results in associates	(196.0)	1.9	(0.1)	-	32.4	-	-	(161.8)	-	(161.8)
Profit before taxation								2,703.9	45.9	2,749.8
Taxation								(500.0)	(7.3)	(507.3)
Profit for the financial year								2,203.9	38.6	2,242.5

5. SEGMENT ANALYSIS (cont'd)

a) Primary segment - by activity: (cont'd)

2007	Leisure & Hospitality	Plantation	Property	Manufacturing (Discontinued operations)	Oil & Gas	Power	Others	Eliminations	Total
Other Information:									
Assets									
Segment assets	**14,238.0**	**1,244.5**	**1,050.2**	**-**	**529.1**	**3,508.1**	**1,315.7**	**(1,293.4)**	**20,592.2**
Interest bearing instruments									**8,856.2**
Jointly controlled entities	**12.3**	**1.9**	**-**	**-**	**-**	**-**	**1.2**	**-**	**15.4**
Associates	**334.4**	**8.7**	**2.7**	**-**	**-**	**229.4**	**-**	**-**	**575.2**
Unallocated corporate assets									**139.9**
Total assets									**30,178.9**
Liabilities									
Segment liabilities	**1,424.1**	**67.0**	**133.6**	**-**	**98.4**	**586.7**	**482.2**	**(1,293.4)**	**1,498.6**
Interest bearing instruments									**5,339.2**
Unallocated corporate liabilities									**1,803.8**
Total liabilities									**8,641.6**
Other Disclosures									
Capital expenditure *	**2,740.4**	**66.0**	**3.2**	**-**	**41.0**	**14.6**	**1.0**	**-**	**2,866.2**
Depreciation & amortisation	**332.8**	**22.6**	**6.2**	**-**	**19.5**	**219.6**	**2.3**	**-**	**603.0**
Impairment losses	**938.4**	**-**	**-**	**-**	**-**	**40.5**	**37.2**	**-**	**1,016.1**
Other significant non-cash charges	**22.2**	**3.2**	**1.8**	**-**	**0.1**	**2.6**	**0.7**	**-**	**30.6**
2006									
Other Information:									
Assets									
Segment assets	10,979.8	1,109.4	1,045.8	1,128.6	402.2	3,622.0	541.8	(683.3)	18,146.3
Interest bearing instruments									7,464.2
Jointly controlled entities	0.2	-	-	-	-	-	1.1	-	1.3
Associates	2,331.0	10.1	2.9	-	-	149.9	-	-	2,493.9
Unallocated corporate assets									119.0
Total assets									28,224.7
Liabilities									
Segment liabilities	1,225.6	57.0	66.0	173.6	302.6	224.9	122.6	(683.3)	1,489.0
Interest bearing instruments									8,172.9
Unallocated corporate liabilities									1,895.9
Total liabilities									11,557.8
Other Disclosures									
Capital expenditure *	539.6	44.2	3.3	35.1	48.2	15.9	0.1	-	686.4
Depreciation & amortisation	252.9	16.5	6.1	44.3	13.6	181.0	1.2	-	515.6
Impairment losses	-	-	-	35.2	-	13.2	-	-	48.4
Other significant non-cash charges	37.4	0.8	0.3	1.6	0.1	0.1	0.7	-	41.0

* Includes capital expenditure in respect of property, plant and equipment, investment properties, plantation development and leasehold land use rights.

b) Secondary segment - by geographical location

	Revenue		Assets		Capital expenditure	
	2007	2006 Restated	**2007**	2006	**2007**	2006
Malaysia	**6,034.6**	5,133.3	**11,790.5**	14,329.9	**448.1**	417.0
Singapore	**-**	27.8	**8,186.0**	1,465.4	**2,030.4**	67.6
Asia Pacific (excluding Malaysia & Singapore)	**882.3**	723.6	**3,543.1**	3,315.5	**71.2**	62.8
Europe	**1,566.9**	533.9	**6,034.7**	6,605.9	**316.5**	139.0
Other countries	**-**	-	**34.0**	12.8	**-**	-
	8,483.8	6,418.6	**29,588.3**	25,729.5	**2,866.2**	686.4
Jointly controlled entities	**-**	-	**15.4**	1.3	**-**	-
Associates	**-**	-	**575.2**	2,493.9	**-**	-
	8,483.8	6,418.6	**30,178.9**	28,224.7	**2,866.2**	686.4

5. SEGMENT ANALYSIS (cont'd)

The Group is organised into six main business segments:

Leisure & Hospitality	- this division includes the hotel, gaming and entertainment businesses, tours & travel related services and other support services.
Plantation	- this division is involved mainly in oil palm plantations, palm oil milling and related activities.
Property	- this division is involved in property development activities.
Oil & Gas	- this division is involved in oil & gas exploration, development, production and sale of crude oil.
Power	- this division is involved in the generation and supply of electric power.
Manufacturing	- this division is involved in the manufacturing and trading of paper and paper related products and downstream activities involving packaging. Paper and packaging businesses were disposed off during the financial year.

Further to the disposal of the paper and packaging businesses as disclosed in Note 13, the Manufacturing segment is no longer deemed a material segment for separate disclosure. The businesses which remain therein, including the bio-oil and wood plastic composite businesses are consequently included into "Others".

All other immaterial business segments including investments in equities are aggregated and disclosed under "Others" as they are not of a sufficient size to be reported separately.

Geographically, the Group operates in Asia Pacific and Europe. The main business segments of the Group are concentrated in Malaysia. Included in the Europe region is the Group's casino operations and its investment in shares of quoted corporations. The assets in the Asia Pacific region (excluding Malaysia & Singapore) mainly comprise interest bearing investments and power businesses, whilst the assets in the Europe region mainly comprise gaming and entertainment businesses.

6. REVENUE

	Group		Company	
	2007	2006 Restated	**2007**	2006
Rendering of services:				
Leisure & hospitality	**5,889.0**	4,286.9	-	-
Rental and property management income	**24.2**	18.4	-	-
Fees from management and licensing services	-	-	**481.9**	418.5
Other services	**20.8**	18.3	**8.6**	7.0
Sale of goods:				
Plantation produce	**845.7**	486.0	-	-
Properties and progressive sales on property development projects	**59.5**	89.5	-	-
Crude oil	**142.9**	141.3	-	-
Electricity	**1,473.5**	1,325.8	-	-
Others	**19.4**	2.8	-	-
Sale of investments	**4.0**	5.6	-	-
Investment income	**4.8**	44.0	**1,260.7**	428.9
	8,483.8	6,418.6	**1,751.2**	854.4

7. COST OF SALES

	Group		Company	
	2007	2006 Restated	**2007**	2006
Cost of inventories recognised as an expense	**1,534.1**	1,292.1	-	-
Cost of services and other operating costs	**3,471.3**	2,244.3	**65.4**	63.3
	5,005.4	3,536.4	**65.4**	63.3

Included in other operating costs are gaming related expenses amounting to RM1,255.2 million (2006: RM965.3 million) for the Group and Nil (2006: Nil) for the Company.

8. OTHER EXPENSES

Included in other expenses of the Group are an impairment loss of RM897.3 million (2006: RM Nil) on goodwill arising on the acquisition of Genting Stanley (see Note 21(b)), and gross foreign exchange differences arising from translation of foreign denominated balances.

The Company's other expenses for the current financial year included waiver of amounts due by its wholly owned subsidiaries of RM217.4 million (2006: RM Nil) and a provision for contingent losses amounting to RM85.0 million arising from guarantees issued to financial institutions on borrowings extended to subsidiaries for the purpose of raising finance for the Group's investments.

9. PROFIT BEFORE TAXATION

Profit before taxation has been determined after inclusion of the following charges and credits. The comparative figures have been restated after excluding the charges and credits for discontinued operations. The expenses by nature of the Group are also disclosed in the charges below:

	Group		Company	
	2007	2006 Restated	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Charges:				
Depreciation of property, plant and equipment	**583,802**	455,066	**901**	2,445
Depreciation of investment properties	**1,108**	1,070	**-**	-
Amortisation of plantation development	**7**	7	**-**	-
Amortisation of leasehold land use rights	**6,318**	5,178	**-**	-
Amortisation of intangible assets	**11,729**	11,256	**-**	-
Directors' remuneration excluding estimated money value of benefits-in-kind (see Note 11)	**91,485**	101,341	**44,708**	48,043
Impairment of property, plant and equipment included in:				
- Other expenses	**63,487**	-	**-**	-
Impairment of intangible assets included in:				
- Other expenses	**952,646**	13,200	**-**	-
Impairment of long term investment included in:				
- Other expenses	**-**	342	**-**	-
Property, plant and equipment written off	**1,661**	1,699	**-**	-
Net allowance for diminution in value of investments	**9,647**	-	**-**	-
Net allowances for doubtful debts	**2,356**	-	**-**	-
Bad debts written off	**142,947**	27,820	**-**	-
Replanting expenditure	**5,378**	3,836	**-**	-
Hire of equipment	**30,632**	11,693	**-**	-
Rental of land and buildings	**62,260**	13,249	**-**	-
Finance cost	**395,419**	212,625	**-**	-
Net exchange losses - realised	**-**	8,103	**-**	-
Auditors' remuneration				
- Payable to auditors	**1,560**	1,234	**43**	36
- Payable to member firms of an organisation to which the auditors is also a member	**2,722**	2,150	**-**	-
Expenditure paid to subsidiaries:				
- Finance cost	**-**	-	**61,451**	73,037
- Rental of land and buildings	**-**	-	**2,037**	1,832
- Rental of equipment	**-**	-	**1,517**	1,416
- Service fees	**-**	-	**1,117**	1,058
Employee benefits expense (see Note 10)	**1,400,291**	814,996	**65,407**	63,308
Repair and maintenance	**131,052**	157,661	**894**	866
Utilities	**63,901**	88,679	**170**	155
Legal and professional fees	**61,293**	63,169	**2,784**	2,173
Transportation costs	**47,579**	61,422	**-**	-

9. PROFIT BEFORE TAXATION (cont'd)

	Group		Company	
	2007	2006 Restated	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Credits:				
Interest income	**289,405**	219,102	**78,037**	57,551
Net gain on disposal of property, plant and equipment and plantation development	**1,079**	1,694	**156**	155
Gain on disposal of investment property	**2,019**	458	**-**	-
Net gain on disposal of long term investments	**-**	173,179	**-**	-
Net gain on disposal of short-term investments	**4,064**	5,662	**-**	-
Net write back of allowance for doubtful debts	**-**	601	**-**	-
Bad debts recovered	**143,071**	-	**-**	-
Rental income from land and buildings	**58,397**	54,239	**-**	-
Net write back of allowance for diminution in value of investments	**-**	9,671	**-**	-
Additional compensation arising from acquisition of freehold land	**27**	-	**-**	-
Net exchange gains - realised	**15,309**	-	**-**	-
Net exchange gains - unrealised	**57,809**	188,586	**4,999**	38,057
Dividends (gross) from:				
- Quoted local companies	**4,326**	3,873	**-**	-
- Quoted foreign corporations	**515**	33,737	**-**	-
Income from subsidiaries				
- Gain on disposal of long-term investment	**-**	-	**1,218,741**	-
- Management and licensing fees	**-**	-	**481,768**	418,352
- Gross dividends	**-**	-	**1,260,637**	428,919
- Interest income	**-**	-	**46,215**	49,779
- Shared services fees	**-**	-	**8,596**	7,027
- Royalty	**-**	-	**152**	148
Other information:				
Non statutory audit fees				
- payable to auditors	**3,718**	2,093	**435**	78
- payable to member firms of an organisation to which the auditors is also a member	**1,015**	665	**4**	1

10. EMPLOYEE BENEFITS EXPENSE

	Group		Company	
	2007	2006 Restated	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Wages, salaries and bonuses	**1,196,193**	664,376	**49,463**	43,702
Defined contribution plan	**69,092**	54,457	**6,315**	5,647
Other short-term employee benefits	**111,503**	57,682	**1,916**	1,585
Share-based payments	**1,491**	3,953	**-**	-
Provision for retirement gratuities	**22,012**	34,528	**7,713**	12,374
	1,400,291	814,996	**65,407**	63,308

Employee benefits expense, as shown above, include the remuneration of Executive Directors.

11. DIRECTORS' REMUNERATION

	Group		Company	
	2007	2006 Restated	**2007**	2006
	RM'000	RM'000	**RM'000**	RM'000
Non-Executive Directors:				
Fees	**726**	373	**463**	287
Executive Directors:				
Fees	**770**	929	**349**	450
Salaries & bonuses	**68,851**	66,322	**32,969**	31,537
Defined contribution plan	**9,006**	8,565	**4,488**	4,281
Other short-term employee benefits	**523**	481	**72**	24
Provision for retirement gratuities	**11,609**	24,671	**6,367**	11,464
	90,759	100,968	**44,245**	47,756
Directors' remuneration excluding estimated money value of benefits-in-kind (see Note 9)	**91,485**	101,341	**44,708**	48,043
Estimated money value of benefits-in-kind (not charged to the income statements) in respect of Executive Directors	**966**	722	**39**	88
	92,451	102,063	**44,747**	48,131

Remuneration of Directors of the Company, in respect of services rendered to the Company and its subsidiaries is in the following bands:

Amounts in RM'000	**2007**	2006
	Number	
Non-Executive Directors:		
Below 50,000	1	-
50 - 100	1	1
100 - 150	1	1
150 - 200	-	1
200 - 250	1	-
250 - 300	1	-
Executive Directors:		
1,150 - 1,200	-	1
1,400 - 1,450	1	-
1,650 - 1,700	-	1
1,800 - 1,850	1	-
1,950 - 2,000	1	-
2,000 - 2,050	-	1
4,200 - 4,250	-	1
86,450 - 86,500	1	-
92,550 - 92,600	-	1

Executive directors of the Company have been granted options under the Employees Share Option Scheme ("Scheme") on the same terms and conditions as those offered to other employees. Details of the Scheme are set out in Note 33. The unissued shares under the Scheme in respect of Directors are as follows:

		Number of shares				
Grant Date	**Subscription price per share RM**	**At 1 January '000**	**Offered and Accepted '000**	**Exercised '000**	**Lapsed '000**	**At 31 December '000**
Financial year ended 31.12.2007						
2 September 2002	**2.868**	**11,380**	**-**	**(4,235)**	**-**	**7,145**
Financial year ended 31.12.2006						
2 September 2002	2.868	12,170	-	(790)	-	11,380

	2007	2006
	'000	'000
Number of share options vested at balance sheet date	**315**	2,820

12. TAXATION

	Group		Company	
	2007	2006 Restated	**2007**	2006
Current taxation charge:				
Malaysian taxation	**708.3**	564.8	**476.5**	238.0
Foreign taxation	**69.9**	41.4	**-**	-
	778.2	606.2	**476.5**	238.0
Deferred tax	**(84.1)**	(4.4)	**(1.5)**	(3.1)
	694.1	601.8	**475.0**	234.9
Prior years' taxation:				
Income tax (over)/under provided	**(13.5)**	(105.7)	**0.2**	-
Deferred tax (over)/under provided	**(18.4)**	3.9	**-**	-
	662.2	500.0	**475.2**	234.9

The reconciliation between the average effective tax rate and the Malaysian tax rate is as follows:

	Group		Company	
	2007	2006 Restated	**2007**	2006
	%	%	**%**	%
Malaysian tax rate	**27.0**	28.0	**27.0**	28.0
Tax effects of:				
- expenses not deductible for tax purposes	**11.4**	0.8	**3.7**	2.5
- over provision in prior years	**(0.9)**	(3.8)	**-**	-
- different tax regime	**(1.2)**	(2.6)	**-**	-
- tax incentive	**(2.1)**	(3.4)	**-**	-
- income not subject to tax	**(11.7)**	(1.1)	**(13.0)**	(3.3)
- effect of change in income tax rate on deferred tax	**(2.5)**	(1.3)	**-**	0.1
- others	**(0.5)**	1.9	**-**	-
Average effective tax rate	**19.5**	18.5	**17.7**	27.3

Taxation is calculated at the Malaysian statutory tax rate of 27% (2006: 28%) on the estimated chargeable profit for the year of assessment 2007. The Malaysian statutory tax rate will reduce to 26% for the year of assessment 2008 and with further reduction to 25% for the year of assessment 2009. Accordingly, the deferred tax assets and deferred tax liabilities have been remeasured at the tax rate of 25%.

13. DISCONTINUED OPERATIONS

On 16 March 2007, the Company had announced the disposal of the Group's entire paper and packaging businesses which was subsequently completed on 24 July 2007. Consequently, the Group has recognised a loss arising from disposal of RM197.0 million for the current financial year ended 31 December 2007. Details of the disposal are set out in Note 43(b).

The comparative consolidated income statement has been re-presented to show the discontinued operations separately from continuing operations.

a) Profit attributable to the discontinued operations were as follows:

	2007	2006
Revenue	**315.4**	531.6
Cost of sales	**(257.4)**	(418.6)
Gross profit	**58.0**	113.0
Other income	**2.9**	4.5
Selling and distribution costs	**(6.8)**	(11.6)
Administration expenses	**(11.8)**	(16.2)
Other expenses	**(1.2)**	(37.4)
Dividend on preference shares to the Company	**-**	(6.4)
Finance cost	**(4.1)**	-
Profit before taxation of discontinued operations	**37.0**	45.9
Taxation	**(10.0)**	(7.3)
Profit after taxation of discontinued operations	**27.0**	38.6
Loss arising from disposal	**(197.0)**	-
(Loss)/profit for the year from discontinued operations	**(170.0)**	38.6
Attributable to:		
Equity holder of the Company	**(166.1)**	37.7
Minority interest	**(3.9)**	0.9
	(170.0)	38.6

b) The following charges and credits have been included in arriving at profit before taxation of discontinued operations:

	Group	
	2007 RM'000	2006 RM'000
Charges:		
Property, plant and equipment		
- depreciation	**22,622**	42,927
- impairment loss	**-**	35,138
- written off	**58**	845
Allowance for doubtful debts	**730**	395
Hire of plant and machinery	**1,858**	2,805
Rental of premises	**72**	48
Exchange loss		
- realised	**-**	128
- unrealised	**532**	329
Auditors' remuneration	**75**	132
Employee benefits expenses	**27,547**	45,071
Credits:		
Interest income from short term deposits	**957**	1,986
Rental income	**107**	160
Exchange gain		
- realised	**208**	-

14. EARNINGS PER SHARE

The basic and diluted earnings per share of the Group are computed as follows:

a) Basic earnings per share

Basic earnings per share of the Group is calculated by dividing the profit for the financial year by the weighted average number of ordinary shares in issue during the financial year.

	2007			2006		
	Continuing operations	**Discontinued operations**	**Total**	Continuing operations	Discontinued operations	Total
Profit/(loss) for the financial year (RM'million)	**2,155.0**	**(166.1)**	**1,988.9**	1,466.5	37.7	1,504.2
Weighted average number of ordinary shares in issue ('000)			**3,696,235**			3,533,214
Basic earnings/(loss) per share (sen)	**58.30**	**(4.49)**	**53.81**	41.50	1.07	42.57

b) Diluted earnings per share:

For the diluted earnings per share calculation, the Group's profit for the financial year is reduced by the lower consolidated earnings from subsidiaries arising from the potential dilution of the Group's shareholdings in those subsidiaries that have issued potential ordinary shares that are dilutive. The weighted average number of ordinary shares in issue of the Company is also adjusted to assume conversion of all dilutive potential ordinary shares issued by the Company.

	2007			2006		
	Continuing operations	**Discontinued operations**	**Total**	Continuing operations	Discontinued operations	Total
Earnings adjusted as follows:						
Profit/(loss) for the financial year (RM'million)	**2,155.0**	**(166.1)**	**1,988.9**	1,466.5	37.7	1,504.2
Net impact on earnings on potential exercise of Employees Share Options awarded to executives of the Company's subsidiaries (RM'million)	**(3.3)**	**-**	**(3.3)**	(8.3)	-	(8.3)
Adjusted earnings/(loss) for the financial year (RM'million)	**2,151.7**	**(166.1)**	**1,985.6**	1,458.2	37.7	1,495.9
Weighted average number of ordinary shares adjusted as follows:						
Weighted average number of ordinary shares in issue ('000)			**3,696,235**			3,533,214
Adjustment for share options granted to executives of the Company ('000)			**8,108**			9,999
Adjusted weighted average number of ordinary shares in issue ('000)			**3,704,343**			3,543,213
Diluted earnings per share (sen)	**58.09**	**(4.49)**	**53.6**	41.15	1.07	42.22

15. DIVIDENDS

	2007		2006	
	Gross dividend per share Sen	Amount of dividend, net of tax RM million	Gross dividend per share Sen	Amount of dividend, net of tax RM million
Interim dividend paid	2.7	72.8	2.4	60.9
Special dividend paid	30.0	810.9	-	-
Proposed final dividend	4.3	117.8	4.0	107.9
	37.0	1,001.5	6.4	168.8

The comparative figures were recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007.

On 22 November 2007, the Board of Directors of the Company had declared a special dividend of 30.0 sen per ordinary share of 10 sen each, less 27% tax, in memory of the late Founder and Honorary Life Chairman of the Company, Tan Sri (Dr.) Lim Goh Tong. This special dividend was paid on 21 December 2007.

At the forthcoming Annual General Meeting, a final dividend in respect of the financial year ended 31 December 2007 of 4.3 sen less 26% tax (2006: 4.0 sen less 27% tax) per ordinary share of 10 sen each amounting to RM117.8 million (2006: RM107.9 million) will be proposed for shareholders' approval. These financial statements do not reflect this final dividend which will be accrued as a liability upon approval by shareholders.

16. PROPERTY, PLANT AND EQUIPMENT

2007 Group	Freehold land	Long leasehold land	Freehold buildings and improvements	Leasehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
Net Book Value:							
At 1 January 2007	370.3	383.1	3,356.6	884.2	4,182.4	195.8	9,372.4
Effects of adoption of							
- FRS 117	-	(383.1)	-	-	-	-	(383.1)
Restated at 1 January 2007	370.3	-	3,356.6	884.2	4,182.4	195.8	8,989.3
Additions	2.0	-	118.8	111.2	453.6	720.7	1,406.3
Disposals	-	-	(7.8)	-	(3.6)	-	(11.4)
Written off	-	-	(0.3)	-	(1.3)	-	(1.6)
Depreciation	-	-	(83.0)	(42.2)	(458.6)	-	(583.8)
Assets of companies disposed	(46.1)	-	(153.6)	(93.6)	(454.8)	(1.0)	(749.1)
Reclassification/transfers	(2.0)	-	95.9	(1.6)	126.6	(271.3)	(52.4)
Impairment losses	-	-	(1.6)	-	(61.4)	(0.5)	(63.5)
Currency fluctuations	(0.3)	-	(19.4)	(4.1)	(7.8)	(0.5)	(32.1)
Others	-	-	(0.4)	0.6	-	1.1	1.3
At 31 December 2007	323.9	-	3,305.2	854.5	3,775.1	644.3	8,903.0
At 31 December 2007:							
Cost or valuation	323.9	-	4,064.3	987.1	6,354.2	644.8	12,374.3
Accumulated depreciation	-	-	(757.5)	(118.9)	(2,512.4)	-	(3,388.8)
Accumulated impairment losses	-	-	(1.6)	(13.7)	(66.7)	(0.5)	(82.5)
Net book value	323.9	-	3,305.2	854.5	3,775.1	644.3	8,903.0
Comprising							
Cost	63.2	-	3,868.8	953.1	6,342.8	644.8	11,872.7
At valuation:							
- 1981	48.3	-	-	-	-	-	48.3
- 1982	8.8	-	76.7	-	2.9	-	88.4
- 1983	105.1	-	2.3	-	-	-	107.4
- 1986	-	-	-	-	8.5	-	8.5
- 1989	83.3	-	115.8	-	-	-	199.1
- 1991	-	-	0.7	34.0	-	-	34.7
- 1996	15.2	-	-	-	-	-	15.2
	323.9	-	4,064.3	987.1	6,354.2	644.8	12,374.3

16. PROPERTY, PLANT AND EQUIPMENT (cont'd)

2006 Group	Freehold land	Long leasehold land	Freehold buildings and improvements	Leasehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
Net Book Value:							
At 1 January 2006	367.6	474.8	2,800.3	247.0	2,538.3	54.8	6,482.8
Effects of adoption of							
- FRS 117	-	(368.0)	-	-	-	-	(368.0)
Restated at 1 January 2006	367.6	106.8	2,800.3	247.0	2,538.3	54.8	6,114.8
Additions	2.4	12.9	45.8	20.1	327.1	261.4	669.7
Disposals	(0.4)	(0.1)	-	-	(2.1)	-	(2.6)
Written off	-	-	(0.2)	(0.2)	(1.4)	(0.8)	(2.6)
Depreciation	-	(16.5)	(82.5)	(14.7)	(384.3)	-	(498.0)
Assets of companies acquired	-	409.6	-	-	1,465.8	3.5	1,878.9
Provisional fair values of property, plant and equipment on Stanley Leisure	-	-	539.3	116.7	270.5	20.8	947.3
Reclassification/transfers	-	(518.1)	48.6	530.0	100.7	(155.3)	5.9
Impairment losses	-	-	-	-	(35.2)	-	(35.2)
Currency fluctuations	0.7	(2.9)	5.4	(14.3)	(83.4)	11.4	(83.1)
Others	-	8.3	(0.1)	(0.4)	(13.6)	-	(5.8)
At 31 December 2006	370.3	-	3,356.6	884.2	4,182.4	195.8	8,989.3
At 31 December 2006:							
Cost or valuation	370.3	-	4,080.2	988.3	6,806.6	195.8	12,441.2
Accumulated depreciation	-	-	(723.6)	(90.2)	(2,581.9)	-	(3,395.7)
Accumulated impairment losses	-	-	-	(13.9)	(42.3)	-	(56.2)
Net book value	370.3	-	3,356.6	884.2	4,182.4	195.8	8,989.3
Comprising							
Cost	108.4	-	3,884.7	954.3	6,795.2	195.8	11,938.4
At valuation:							
- 1981	48.3	-	-	-	-	-	48.3
- 1982	8.8	-	76.7	-	2.9	-	88.4
- 1983	106.3	-	2.3	-	-	-	108.6
- 1986	-	-	-	-	8.5	-	8.5
- 1989	83.3	-	115.8	-	-	-	199.1
- 1991	-	-	0.7	34.0	-	-	34.7
- 1996	15.2	-	-	-	-	-	15.2
	370.3	-	4,080.2	988.3	6,806.6	195.8	12,441.2

16. PROPERTY, PLANT AND EQUIPMENT (cont'd)

Group

Fixed assets have been revalued by the Directors based upon valuations carried out by independent firms of professional valuers using the fair market value basis except for assets revalued in 1991, which were based on the values determined by a regulatory authority in connection with a restructuring exercise. The net book value of the revalued assets of the Group would have amounted to RM239.8 million (2006: RM264.6 million) had such assets been stated in the financial statements at cost.

On 22 December 2005, a legal charge was created on the freehold land and buildings of a subsidiary of GIPLC with a carrying value of RM39.1 million (2006: RM40.8 million) equivalent for all monies due or that become due to a mortgagee. The facility for which the legal charge had been created was not utilised as at 31 December 2007.

Property, plant and equipment and leasehold land use rights that have been pledged as collateral as at 31 December 2007 amounted to RM1.7 billion (2006: RM1.8 billion) equivalent and RM5.3 million (2006: RM5.6 million) equivalent respectively, for certain borrowings in the Group's power plant business.

The Group recognised an impairment loss of RM63.5 million (2006: RM35.2 million) during the financial year mainly due to a decline in the recoverable value of RM30.2 million (2006: RM Nil) of a power generation plant owned by an indirect subsidiary, and an impairment loss of RM33.3 million (2006: RM35.2 million) was recognised in relation to certain under-performing and idle plant and machineries in the Group's manufacturing business.

2007 **Company**	**Freehold buildings and improvements**	**Plant, equipment and vehicles**	**Construction in progress**	**Total**
Net book value:				
At 1 January 2007	**1.3**	**3.7**	**0.1**	**5.1**
Additions	**-**	**1.7**	**-**	**1.7**
Depreciation	**(0.1)**	**(0.8)**	**-**	**(0.9)**
Reclassification/transfer	**-**	**(0.4)**	**-**	**(0.4)**
At 31 December 2007	**1.2**	**4.2**	**0.1**	**5.5**
At 31 December 2007:				
Cost	**8.8**	**14.4**	**0.1**	**23.3**
Accumulated depreciation	**(7.6)**	**(10.2)**	**-**	**(17.8)**
Net book value	**1.2**	**4.2**	**0.1**	**5.5**

2006 **Company**	Freehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
Net book value:				
At 1 January 2006	3.0	3.2	0.1	6.3
Additions	-	1.2	-	1.2
Depreciation	(1.7)	(0.7)	-	(2.4)
At 31 December 2006	1.3	3.7	0.1	5.1
At 31 December 2006:				
Cost	8.8	14.9	0.1	23.8
Accumulated depreciation	(7.5)	(11.2)	-	(18.7)
Net book value	1.3	3.7	0.1	5.1

17. PROPERTY DEVELOPMENT ACTIVITIES

	Group			
		2007		2006
(a) Land held for property development:				
Freehold land		352.3		354.3
Development cost		143.0		134.5
		495.3		488.8
Beginning of the financial year				
- freehold land	354.3		356.6	
- development costs	134.5	488.8	131.4	488.0
Costs incurred during the financial year				
- freehold land	2.2		-	
- development costs	15.4	17.6	8.6	8.6
Costs transferred to property development costs (see Note 17(b))				
- freehold land	(4.2)		(2.3)	
- development costs	(6.9)	(11.1)	(5.5)	(7.8)
End of the financial year		495.3		488.8

(b) Property development costs:				
Freehold land		31.0		31.2
Development costs		116.8		152.5
Accumulated costs charged to income statement		(36.7)		(79.5)
		111.1		104.2
Beginning of the financial year				
- freehold land	31.2		29.7	
- development costs	152.5		132.5	
- accumulated costs charged to income statement	(79.5)	104.2	(50.8)	111.4
Costs incurred during the financial year				
- transfer from land held for property development (see Note 17(a))	11.1		7.8	
- freehold land at cost	0.1		-	
- development costs	33.7	44.9	47.1	54.9
Costs charged to income statement		(28.6)		(57.3)
Costs transferred to inventories				
- freehold land	(4.5)		(0.8)	
- development costs	(76.3)		(32.6)	
- accumulated costs charged to income statement	71.4	(9.4)	28.6	(4.8)
End of the financial year		111.1		104.2

18. INVESTMENT PROPERTIES

	Group 2007	Group 2006
Net Book Value:		
At 1 January	**30.1**	28.9
Additions	**0.1**	0.9
Disposals	**(3.0)**	(0.5)
Depreciation	**(1.1)**	(1.1)
Reclassifications/transfers	**-**	1.9
At 31 December	**26.1**	30.1
At 31 December:		
Cost	**39.4**	43.9
Accumulated depreciation	**(13.3)**	(13.8)
Net book value	**26.1**	30.1
Fair value at end of the financial year	**55.9**	54.1

The aggregate rental income and direct operating expenses arising from investment properties that generated rental income which was recognised during the financial year amounted to RM4.7 million and RM1.3 million respectively (2006: RM4.3 million and RM0.9 million).

The fair value of the properties was estimated based on the last transacted price of other units in the same properties.

19. PLANTATION DEVELOPMENT

	Group 2007	Group 2006
Net Book Value:		
At 1 January	**445.3**	429.7
Additions	**24.3**	12.9
Disposals	**-**	(0.2)
Written-off	**(0.1)**	-
Assets of companies acquired	**-**	2.9
At 31 December	**469.5**	445.3
At 31 December:		
Cost	**469.5**	445.3
Accumulated amortisation	**-**	-
Net book value	**469.5**	445.3

20. LEASEHOLD LAND USE RIGHTS

	Group 2007	Group 2006
Net Book Value:		
At 1 January	**-**	-
Effect of adoption of FRS 117	**383.1**	368.0
Restated at 1 January	**383.1**	368.0
Additions	**1,435.7**	2.9
Assets of companies acquired	**-**	25.1
Amortisation	**(6.3)**	(5.2)
Reclassifications/transfers	**(44.6)**	(7.4)
Currency fluctuations	**-**	(0.3)
At 31 December	**1,767.9**	383.1
At 31 December:		
Cost	**1,828.7**	417.0
Accumulated amortisation	**(60.8)**	(33.9)
Net book value	**1,767.9**	383.1
Analysed by:		
- unexpired period more than 50 years	**1,741.5**	354.5
- unexpired period less than 50 years	**26.4**	28.6
	1,767.9	383.1

21. INTANGIBLE ASSETS

Group	Goodwill	Casino licence	Rights	Trademark	Royalty	Other intangibles	Total
Net book value:							
At 1 January 2007	**1,816.5**	**3,332.7**	**81.2**	**96.5**	**4.0**	**41.7**	**5,372.6**
Exchange differences	**(29.7)**	**(92.3)**	**0.2**	**(2.9)**	**-**	**(0.5)**	**(125.2)**
Additions	**372.1**	**17.4**	**-**	**-**	**-**	**26.2**	**415.7**
Disposals	**(6.2)**	**(2.2)**	**-**	**-**	**-**	**-**	**(8.4)**
Amortisation charge	**-**	**(1.0)**	**(11.6)**	**-**	**(0.1)**	**-**	**(12.7)**
Impairment charge	**(906.5)**	**-**	**(1.1)**	**-**	**(3.9)**	**(41.1)**	**(952.6)**
At 31 December 2007	**1,246.2**	**3,254.6**	**68.7**	**93.6**	**-**	**26.3**	**4,689.4**
At 31 December 2007:							
Cost	**2,130.9**	**3,255.6**	**95.7**	**93.6**	**4.3**	**66.7**	**5,646.8**
Accumulated amortisation	**-**	**(1.0)**	**(22.6)**	**-**	**(0.4)**	**(0.1)**	**(24.1)**
Accumulated impairment losses	**(884.7)**	**-**	**(4.4)**	**-**	**(3.9)**	**(40.3)**	**(933.3)**
Net book value	**1,246.2**	**3,254.6**	**68.7**	**93.6**	**-**	**26.3**	**4,689.4**
Net book value:							
At 1 January 2006	91.4	-	-	6.5	3.2	-	101.1
Exchange differences	12.4	16.1	(0.8)	0.8	-	2.0	30.5
Additions	1,722.6	3,316.6	96.4	89.2	0.9	39.8	5,265.5
Amortisation charge	-	-	(11.1)	-	(0.1)	(0.1)	(11.3)
Impairment charge	(9.9)	-	(3.3)	-	-	-	(13.2)
At 31 December 2006	1,816.5	3,332.7	81.2	96.5	4.0	41.7	5,372.6
At 31 December 2006:							
Cost	1,826.4	3,332.7	95.6	96.5	4.3	41.8	5,397.3
Accumulated amortisation	-	-	(11.1)	-	(0.3)	(0.1)	(11.5)
Accumulated impairment losses	(9.9)	-	(3.3)	-	-	-	(13.2)
Net book value	1,816.5	3,332.7	81.2	96.5	4.0	41.7	5,372.6

The other intangibles include internally generated development cost on the genomics based techniques to increase the yields and potential profit streams from the oil palm where it is reasonably anticipated that the costs will be recovered through future commercial activity. Amortisation of these internally generated development cost will only commence when the asset is available for use.

The remaining amortisation periods for royalty and rights at balance sheet date range from 1 to 18 years (2006: 1 to 20 years).

a) Completion of Purchase Price Allocation ("PPA") exercise

On 15 September 2006, the Group through its indirect subsidiary, Genting International Investment (UK) Limited made a recommended cash offer for the entire issued and to be issued ordinary share capital of Genting Stanley at a price of 860 pence per share. As at 6 October 2006, the offer became unconditional in all respects. Genting Stanley subsequently became an indirect subsidiary of the Group.

The value of assets (including intangible assets) and liabilities of Genting Stanley ensuing from the acquisition had initially been determined based on provisional fair values assigned to identifiable assets and liabilities on acquisition date and were not allocated to the Group's cash generating units ("CGUs") pending finalisation of the PPA exercise. Any adjustments to these provisional values upon finalisation of the PPA exercise were to be recognised within 12 months from acquisition date as permitted by FRS 3, Business Combinations.

The Group engaged an independent valuation firm to assist in the PPA exercise and the said exercise has been completed. The value of casino licences were determined using the profit gap approach or Greenfield approach which are both income based valuation methodologies. The value of tradenames from the acquisition was determined using the relief for royalty method. The effects of the PPA exercise is summarised in Note 46. These adjustments have been accounted for as if they had been recognised on acquisition date and adjusted in the comparative financial statements.

21. INTANGIBLE ASSETS (cont'd)

b) Impairment tests for goodwill and other intangible assets with indefinite useful lives

Goodwill and other intangible assets with indefinite useful lives are allocated to the Group's cash-generating units ("CGU") identified according to geographical area and business segments.

A segment-level summary of the GIPLC Group's net book value of goodwill and other intangible assets with indefinite useful lives allocation is as follows:

Group	2007	2006
Europe		
- London, United Kingdom	**1,865.2**	2,106.5
- Provincial, United Kingdom	**2,251.0**	3,168.6
Singapore	**181.1**	-
Others	**2.5**	2.7

Goodwill and other intangible assets with indefinite useful lives - United Kingdom ("UK")

Goodwill and other intangible assets with indefinite useful lives that have been allocated to the UK Group were tested for impairment using the value-in-use method.

The recoverable amount of CGUs in the United Kingdom were determined based on value-in-use calculations. Cash flow projections used in these calculations were based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period were extrapolated using the estimated growth rates stated below. The growth rate did not exceed the long-term average growth rate for the leisure & hospitality business in which the CGUs operate.

Key assumptions used for value-in-use calculations:

	Leisure and hospitality	
	London	Provincial
Growth rate	3.00%	3.00%
Weighted average cost of capital ("WACC")	8.83%	8.05%
Cost of debt	6.00%	6.00%

The above assumptions were used in the review of both the London and Provincial CGUs within the leisure and hospitality business segment in the Europe. The growth rates used were consistent with the forecasts included in industry reports. The WACC used is post-tax and is assumed to reflect specific risks relating to the relevant segments.

The review indicated that the Group suffered an impairment loss of RM897.3 million (2006: RM Nil) on goodwill arising on the acquisition of Genting Stanley in 2006. The impairment loss is included within "Other operating expenses" in the income statement. The impairment charge largely attributable to the increase in gaming duty rates by the UK government effective from April 2007. The increase in gaming duty rates took the UK gaming industry by surprise as it was made without any prior consultation and indication.

If the cost of debt used to compute WACC is 1% higher for both London and Provincial (2006: Nil) with all other variables including tax rate being held constant, the results after tax for the Group will be lower by RM298.3 million (2006: RM Nil) as a result of higher impairment loss.

If the cost of debt used to compute WACC is 1% lower for both London and Provincial (2006: Nil) with all other variables including tax rate being held constant, the results after tax for the Group will be higher by RM335.5 million (2006: RM Nil) as a result of lower impairment loss.

Goodwill - Singapore

The goodwill attributed to the Singapore CGU mainly arises from the acquisition of 25% equity interest in Resorts World at Sentosa Pte Ltd ("RWS") which is developing the Sentosa Integrated Resort in Singapore. The impairment test for goodwill relating to the Singapore CGU was mainly determined using an implied market valuation determined by independent financial advisor.

Based on the impairment test, no impairment is required for goodwill attributed to the Singapore CGU.

c) Others

Included in other intangible assets is an option owned by Stanley Genting Casinos (Leeds) Limited, which is a wholly owned subsidiary of Stanley Genting Casinos Limited ("SGCL"), to purchase land at Elland Road, Leeds, United Kingdom and other licenses.

The abovementioned option expired on 16 July 2007 and an impairment loss of RM41.1 million was made in the current financial year to "Other operating expenses" in the income statement.

d) Impairment loss – Meizhou Wan Plant

In the current year, an amount of RM40.5 million was recognised as impairment charge mainly due to an impairment charge of RM30.2 million in respect of property, plant and equipment and an impairment charge of RM10.3 million for the goodwill and intangible assets of FPEC arising from a deterioration in cash flow projections caused primarily by rising fuel costs.

In the previous year, the impairment charge in respect of goodwill and other intangibles relates to the following: (a) goodwill arising from the acquisition of Genting Power (Putian) Management Company, Ltd ("GPP"), an indirect wholly owned subsidiary, on 26 May 2006, and (b) the Amended & Restated Project Management & Operational Services Contract ("PMOSC") signed between FPEC and GPP. These intangible assets are subsequently impaired, as FPEC and GPP have mutually agreed to terminate the PMOSC on 15 December 2006.

e) Amortisation charge included in the income statement is analysed as follows:

	Group	
	2007	2006
Cost of sales	**11.6**	11.2
Administration expenses	**0.1**	0.1
	11.7	11.3

22. EXPLORATION COSTS

	Group	
	2007	2006
Net book value:		
At 1 January	**219.8**	39.6
Exchange differences	**(11.5)**	(2.6)
Additions	**104.2**	182.8
At 31 December	**312.5**	219.8
At 31 December:		
Cost/net book value	**312.5**	219.8

Exploration costs comprised capitalised exploration drilling costs. These costs remain capitalised as firm exploration/appraisal wells or seismic data acquisition are planned in the near future, and/or firm development activities are being progressed with a final investment decision expected in the future.

23. SUBSIDIARIES

	Group	
	2007	2006
Investment in subsidiaries:		
Quoted shares in Malaysia - at cost	**742.0**	813.1
Unquoted shares - at cost	**5,300.9**	2,554.8
	6,042.9	3,367.9
Market value of quoted shares	**14,364.3**	10,871.4
Amounts due from subsidiaries are unsecured and comprise:		
Current:		
Interest bearing	**11.2**	22.4
Interest free	**518.0**	423.7
	529.2	446.1
Non-current:		
Interest bearing	**854.9**	855.2
Interest free	**1.1**	-
	856.0	855.2
	1,385.2	1,301.3
Amounts due to subsidiaries are unsecured and comprise:		
Current:		
Interest bearing	**9.3**	19.6
Interest free	**1.8**	76.5
	11.1	96.1
Non-current:		
Interest bearing	**1,005.8**	1,843.2
	1,016.9	1,939.3

The subsidiaries are listed in Note 47.

(a) The interest free portion of the amount due from/to subsidiaries has no fixed repayment terms. During the financial year, the Company waived certain amounts due from its wholly owned subsidiaries, amounting to RM217.4 million (2006: RM Nil).

The interest bearing portion of the amount due from subsidiaries bears interest at rates ranging from 5.9% to 7.0% (2006: 5.9% to 7.0%) per annum.

Included in the interest bearing amount due to subsidiaries are US Dollar loans obtained by the Company from the following subsidiaries:

(i) USD2.8 million (RM9.3 million) (2006: USD8.3 million (RM29.4 million)) loan from Genting Sanyen Power (Labuan) Limited, a wholly owned indirect subsidiary of the Company. The loan bears interest at 3.6% (2006: 3.6%) per annum and is repayable in full over ten half yearly installments maturing in the year 2008.

(ii) The loan from Prime Venture (Labuan) Limited ("PVLL"), a wholly owned subsidiary of the Company, has been fully settled during the year (2006: outstanding balance of USD300.1 million (RM1,060.9 million)). The loan bears an effective interest rate of 3.6% (2006: 3.6%) per annum.

(iii) USD300.0 million (RM1,005.8 million) (2006: USD218.5 million (RM772.5 million)) loan from Prime Holdings (Labuan) Limited ("PHLL"), a wholly owned subsidiary of the Company. The loan bears an effective interest rate of 5.9% (2006: 5.9%) per annum. Repayment terms for this loan are similar to the terms on the fixed rate notes facility obtained by PHLL.

The above loans are used to finance the Group's investments in overseas projects.

(b) As at 31 December 2007, the Company's percentage shareholding in RWB has decreased to 48.7% compared to 57.6% as at 31 December 2006 due to the combined effects of RWB's purchase of its own shares, exchange of part of the Exchangeable Notes issued by PVLL for existing RWB ordinary shares and conversion of part of the Notes issued by RWB into new RWB ordinary shares.

RWB's financial results continue to be consolidated with those of the Company as its subsidiary notwithstanding the Company's shareholding of less than 50% in RWB as the Company has control over RWB by virtue of its ability to manage the financial and operating policies of RWB pursuant to a 30 year Resort Management Agreement ("RMA") entered into in 1989 between the Company's wholly owned subsidiary, Genting Hotel & Resorts Management Sdn Bhd ("GHRM") and RWB. The RMA which cannot be unilaterally terminated by either party, (except in limited circumstances, generally relating to default by a party continuing after a cure period or insolvency related events affecting a party) is renewable under the original terms and conditions at the end of the original term for 3 consecutive terms of 20 years each. Under the RMA, GHRM is appointed as the operator and manager of the gaming, hotel and resort-related operations of RWB and which includes the supply of senior management and other personnel deemed necessary or appropriate by GHRM for the operation of RWB. A fee based on the gross revenue and the net operating income before fixed charges and taxation of RWB is payable by RWB to GHRM for services under the RMA.

In addition, the Company is the single largest shareholder of RWB and RWB also continues to regard the Company as its holding company by virtue of the Company being able to manage the financial and operating policies of RWB.

(c) GIPLC changed its functional currency from United States Dollars to Singapore Dollars with effect from 1 April 2007, being its currency of primary funding and expenditure.

24. JOINTLY CONTROLLED ENTITIES

	Group 2007	Group 2006
Unquoted - at cost:		
Shares in foreign corporations	**28.2**	2.3
Shares in a Malaysian company	**1.0**	1.0
Group's share of post acquisition reserves	**(13.8)**	(2.0)
	15.4	1.3
Amounts due from jointly controlled entities	**93.4**	17.2
Less: Balance included in long term receivables (see Note 30)	**(91.8)**	-
Balance included in current assets	**(1.6)**	(17.2)
	-	-
	15.4	1.3

The Group's aggregate share of the income, expenses, assets and liabilities of the jointly controlled entities is as follows:

	2007	2006
Income	**15.1**	11.6
Expenses	**(26.3)**	(12.0)
Net loss	**(11.2)**	(0.4)
Non-current assets	**353.0**	1.5
Current assets	**38.7**	5.2
Current liabilities	**(102.3)**	(5.4)
Non-current liabilities	**(275.8)**	-
Net assets	**13.6**	1.3

There are no capital commitments or contingent liabilities relating to the Group's interest in jointly controlled entities at the financial year end (2006: Nil).

Details of jointly controlled entities are as follows:

Names of Jointly Controlled Entities	Effective percentage of ownership 2007	Effective percentage of ownership 2006	Country of incorporation	Principal activities
Gemstones Investments Pte Ltd	**17.8**	19.5	Singapore	Investment holding
Kensington Hotel Pte Ltd	**17.8**	19.5	Singapore	Investment holding
Kensington Residential Pte Ltd	**17.8**	19.5	Singapore	Investment holding
KHS Management Limited	**17.8**	19.5	United Kingdom	Property management services
WorldCard International Limited	**26.7**	29.3	Isle of Man	Investment holding
WCI Management Limited	**26.7**	29.3	Isle of Man	Investment holding
WorldCard (Hong Kong) Limited	**26.7**	29.3	Hong Kong	Provision of loyalty programme management services
WorldCard (Singapore) Pte Ltd	**26.7**	29.3	Singapore	Provision of loyalty programme management services
808 Holdings Pte Ltd	**17.8**	19.5	Singapore	Investment holding
818 Pte Ltd	**17.8**	19.5	Singapore	Investment holding
828 Pte Ltd	**17.8**	19.5	Singapore	Investment holding
838 Pte Ltd	**17.8**	19.5	Singapore	Investment holding
Genting INTI Education Sdn Bhd	**17.1**	20.2	Malaysia	Managing a college for education, tourism, leisure and hospitality
SGSI-Asiatic Limited	**27.4**	-	British Virgin Islands	Genomics research and development
WCI Intellectual Limited	**26.7**	29.3	Isle of Man	Dormant

25. ASSOCIATES

	Group 2007	Group 2006
Quoted - at cost:		
Shares in foreign corporations	-	2,353.1
Shares in Malaysian companies	299.7	230.9
Negative goodwill arising from acquisition	13.8	13.8
Group's share of post acquisition reserves	20.9	(266.8)
	334.4	2,331.0
Unquoted - at cost:		
Shares in foreign corporations	133.8	125.3
Shares in Malaysian companies	2.1	2.1
Group's share of post acquisition reserves	104.9	35.5
	240.8	162.9
Amounts due from associates	0.2	4.3
Less: Balance included in long term receivables (see Note 30)	-	(2.5)
Balance included in current assets	(0.2)	(1.8)
	-	-
	575.2	2,493.9
Market value of quoted shares	434.2	2,981.7

The Group's aggregate share of revenue, profit, assets and liabilities of associates are as follows:

	Group 2007	Group 2006
Revenue	1,747.5	3,476.5
Net loss	(9.7)	(161.8)
Total assets	949.0	8,236.2
Total liabilities	294.2	5,703.3

The associates are listed in Note 47.

With effect from 31 July 2007, the Group ceased to have significant influence over SCL, and pursuant to Financial Reporting Standard ("FRS") 128, Investments in Associates, SCL has been derecognised as an associate.

Consequently, SCL has been accounted for in accordance with the requirements of FRS 139, Financial Instruments: Recognition and Measurement, and reclassified as "Available-for-sale Financial Asset ("AFS")".

There are no contingent liabilities relating to the Group's interest in associates at the financial year end. There are capital commitments of RM0.6 million relating to property, plant and equipment of an associate.

26. AVAILABLE-FOR-SALE FINANCIAL ASSET

	Group 2007	Group 2006
At 1 January	-	-
Initial recognition, at cost	1,195.1	-
Fair value at date of designation	1,473.9	-
	2,669.0	-
Foreign exchange differences	(39.2)	-
Fair value movement transfer to equity	(1,124.4)	-
At 31 December	1,505.4	-
Investment in foreign corporation		
- Quoted	1,505.4	-

During the financial year, the Group ceased to have significant influence over SCL. The carrying amount of the investment at the date it ceases to be an associate is regarded as its cost on initial measurement as an AFS. After the initial measurement, the Group measures AFS at its fair value.

There were no disposal or impairment provision on AFS during the current financial year.

The currency profile of the AFS as at the financial year end are as follows:

	Group 2007	Group 2006
Denominated in:		
- Hong Kong Dollars	338.3	-
- United States Dollars	1,167.1	-
At 31 December	1,505.4	-

27. OTHER LONG TERM INVESTMENTS

	Group 2007	Group 2006
Quoted shares in foreign corporations, at cost	202.0	197.7
Unquoted shares in Malaysian companies, at cost	4.1	4.1
Less: Amounts written down to-date	(1.0)	(1.0)
	3.1	3.1
Other unquoted investments outside Malaysia, at cost	62.7	58.0
	62.7	58.0
	267.8	258.8

The market value of the Group's investments in foreign quoted shares amounted to RM241.9 million (2006: RM210.4 million). It was not practicable within the constraints of cost to estimate reliably the fair values of the balance of unquoted shares which are carried in the financial statements as there are no comparable securities that are traded.

28. DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax relates to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company	
	2007	2006 Restated	2007	2006
Deferred tax assets				
- subject to income tax (see (i) below)	23.9	12.9	7.8	6.3
- subject to real property gains tax (see (iii) below)	-	0.2	-	-
	23.9	13.1	7.8	6.3
Deferred tax liabilities				
- subject to income tax (see (ii) below)	(1,545.7)	(1,712.2)	-	-
- subject to real property gains tax (see (iv) below)	-	(8.4)	-	-
	(1,545.7)	(1,720.6)	-	-
Net deferred tax (liability)/asset	(1,521.8)	(1,707.5)	7.8	6.3
At 1 January:				
As reported previously	(1,717.0)	(537.8)	6.3	3.2
Prior year adjustment (see Note 46)	9.5	-	-	-
As restated	(1,707.5)	(537.8)	6.3	3.2
Credited/(charged) to income statement (see Note 12)				
- property, plant and equipment	23.9	(13.0)	-	-
- provisions	0.8	4.7	1.5	3.1
- change in tax rate	84.2	9.6	-	-
- others (including discontinued operations)	(6.4)	(7.3)	-	-
	102.5	(6.0)	1.5	3.1
Disposal/(acquisition) of subsidiaries	53.5	(1,158.2)	-	-
Currency translation differences	29.7	(5.5)	-	-
At 31 December	(1,521.8)	(1,707.5)	7.8	6.3

Subject to income tax:

	Group		Company	
	2007	2006 Restated	2007	2006
i) Deferred tax assets (before offsetting)				
- property, plant and equipment	30.4	10.2	-	-
- land held for property development	2.8	2.1	-	-
- provisions	30.3	29.4	8.2	6.7
- tax losses	0.2	4.2	-	-
- others	13.1	24.6	-	-
	76.8	70.5	8.2	6.7
- offsetting	(52.9)	(57.6)	(0.4)	(0.4)
Deferred tax assets (after offsetting)	23.9	12.9	7.8	6.3
ii) Deferred tax liabilities (before offsetting)				
- property, plant and equipment	(461.2)	(747.5)	(0.4)	(0.4)
- land held for property development	(39.7)	(39.5)	-	-
- intangible assets	(1,079.9)	(947.7)	-	-
- equity (including revaluation reserve)	-	(1.0)	-	-
- others	(17.8)	(34.1)	-	-
	(1,598.6)	(1,769.8)	(0.4)	(0.4)
- offsetting	52.9	57.6	0.4	0.4
Deferred tax liabilities (after offsetting)	(1,545.7)	(1,712.2)	-	-

Subject to real property gains tax:

	Group		Company	
	2007	2006 Restated	2007	2006
iii) Deferred tax assets (before offsetting)				
- property, plant and equipment	-	0.7	-	-
	-	0.7	-	-
- offsetting	-	(0.5)	-	-
Deferred tax assets (after offsetting)	-	0.2	-	-
iv) Deferred tax liabilities (before offsetting)				
- property, plant and equipment	-	(7.6)	-	-
- land held for property development	-	(1.3)	-	-
	-	(8.9)	-	-
- offsetting	-	0.5	-	-
Deferred tax liabilities (after offsetting)	-	(8.4)	-	-

The amount of unutilised tax losses and deductible temporary differences on property, plant and equipment for which no deferred tax asset is recognised in the balance sheet are as follows:

	Group		Company	
	2007	2006	2007	2006
Unutilised tax losses	80.2	87.1	-	-
Property, plant and equipment	98.2	115.4	-	-
Provision	1.4	1.1	-	-
	179.8	203.6	-	-

On 15 June 2007, MASB issued FRS 112 "Income Taxes" to revise the existing FRS 112_{2004} and which will be effective for financial statements covering periods beginning on or after 1 July 2007.

The revised FRS 112 suggests that companies can now recognise deferred tax asset on its unutilised reinvestment allowances or other tax allowances including Investment Tax Allowance ("ITA").

28. DEFERRED TAXATION (cont'd)

Consequently, the possible impact in recognising deferred tax asset on the Group's unutilised ITA, provided that future taxable profits are available to offset the unused tax credits, on a retrospective basis for the financial year ending 31 December 2008 is as follows:

	Group
Increase in retained earnings as at 1 January 2007	281.9
Decrease in taxation for the financial year ended 31 December 2007	(2.1)
Increase in retained earnings as at 31 December 2007	284.0
Increase in deferred tax asset as at 31 December 2007	284.0

29. INVENTORIES

	Group	
	2007	2006
Stores and spares	**153.8**	199.3
Food, beverages and other hotel supplies	**18.9**	18.8
Produce stocks and finished goods	**9.6**	27.1
Completed properties	**129.1**	130.8
Raw materials	-	70.6
	311.4	446.6

30. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2007	2006	**2007**	2006
Current:				
Trade debtors	**441.3**	481.5	-	-
Other debtors	**114.7**	132.4	**0.2**	0.2
Less: Allowance for doubtful debts	**(3.6)**	(26.1)	**(0.1)**	(0.1)
	552.4	587.8	**0.1**	0.1
Accrued billings in respect of property development	**7.6**	13.4	-	-
Deposits	**55.0**	91.2	**0.6**	0.6
Prepayments	**95.8**	56.8	-	-
	710.8	749.2	**0.7**	0.7
Non-current:				
Trade debtors	**9.2**	9.6	-	-
Amount due from joint controlled entities (see Note 24)	**91.8**	-	-	-
Amount due from associates (see Note 25)	-	2.5	-	-
Other debtors	**27.3**	9.2	-	-
	128.3	21.3	-	-
	839.1	770.5	**0.7**	0.7

The maturity profile for non-current receivables are as follows:

	Group	
	2007	2006
More than one year and less than two years	**95.0**	8.3
More than two years and less than five years	**17.8**	6.4
More than 5 years	**15.5**	6.6
	128.3	21.3

The currency profile of trade and other receivables as at the financial year end is as follows:

	Group		Company	
	2007	2006	**2007**	2006
Ringgit Malaysia	**429.9**	469.6	**0.7**	0.7
US Dollars	**45.5**	52.2	-	-
Singapore Dollars	**45.9**	2.3	-	-
Sterling Pound	**128.2**	121.4	-	-
Renminbi	**182.5**	112.2	-	-
Other currencies	**7.1**	12.8	-	-
	839.1	770.5	**0.7**	0.7

Included in other debtors of the Group are housing and other loans extended to certain executive directors of the Group amounting to RM Nil (2006: RM0.6 million). The loans consist of an interest free loan amounting to RM Nil (2006: RM0.1 million) and interest bearing loans amounting to RM Nil (2006: RM0.5 million). The interest bearing loans carry interest rates of approximately 4% (2006: 4%) per annum.

Credit terms offered by the Group in respect of trade receivables range from 7 days to 120 days (2006: 7 days to 120 days) from date of invoice.

The amount due from associates represents outstanding amounts arising from inter-company sales and purchases, advances and payments made on behalf of associates. The amounts due are unsecured and interest free and those amounts included under long term receivables are not repayable within the next twelve months.

The fair values of the Group's non-current trade and other receivables amounted to approximately RM122.2 million (2006: RM21.3 million).

31. SHORT TERM INVESTMENTS

	Group		Company	
	2007	2006	**2007**	2006
Quoted - at cost:				
Shares in Malaysian companies	**12.4**	27.0	-	-
Shares in foreign corporations	**275.7**	16.0	-	-
	288.1	43.0	-	-
Less: Allowance for diminution in value of investments	**(10.3)**	(0.2)	-	-
	277.8	42.8	-	-
Unquoted - at cost:				
Money market instruments (see Note 32)	**1,511.3**	2,542.7	**295.1**	1,568.2
	1,789.1	2,585.5	**295.1**	1,568.2
Market value of quoted shares:				
- Malaysian companies	**16.9**	26.8	-	-
- Foreign corporations	**266.8**	17.0	-	-
	283.7	43.8	-	-

31. SHORT TERM INVESTMENTS (cont'd)

Investment in money market instruments comprises negotiable certificates of deposit and bankers' acceptances. The money market instruments of the Group and the Company have maturity periods ranging between overnight and two months (2006: overnight and two months).

As at 31 December 2007, Palomino Limited, a wholly owned subsidiary of the GIPLC Group, has acquired approximately 10.5% of the total issued and paid-up share capital of Rank Group plc, a company listed on the London Stock Exchange. Rank Group plc is the second largest bingo and casino operator in the UK and it also operates online gaming operations.

32. CASH AND CASH EQUIVALENTS

	Group		Company	
	2007	2006	**2007**	2006
Deposits with licensed banks	**7,330.4**	4,792.0	**242.2**	1,338.5
Cash and bank balances	**625.8**	700.8	**6.9**	2.6
Bank balances and deposits	**7,956.2**	5,492.8	**249.1**	1,341.1
Less: Restricted cash	**(155.3)**	(106.8)	**-**	-
	7,800.9	5,386.0	**249.1**	1,341.1
Add: Money market instruments (see Note 31)	**1,511.3**	2,542.7	**295.1**	1,568.2
	9,312.2	7,928.7	**544.2**	2,909.3
Bank overdrafts	**-**	(1.6)	**-**	-
Cash and cash equivalents	**9,312.2**	7,927.1	**544.2**	2,909.3

The currency profile and weighted average interest rates of the bank balances, deposits and money market instruments as at the financial year end are as follows:

	Group				Company			
	Currency Profile		Interest rates		Currency Profile		Interest rates	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
			%	%			**%**	%
Ringgit Malaysia	**3,984.6**	5,569.9	**3.37**	3.28	**544.1**	2,909.3	**3.36**	3.27
US Dollars	**1,269.6**	926.9	**4.55**	4.50	**-**	-	**-**	-
Singapore Dollars	**3,683.2**	230.8	**1.71**	2.83	**-**	-	**-**	-
Chinese Renminbi	**168.9**	257.3	**2.15**	2.01	**-**	-	**-**	-
Sterling Pound	**136.1**	824.4	**3.81**	4.65	**0.1**	-	**-**	-
Other foreign currencies	**69.8**	117.8	**-**	-	**-**	-	**-**	-
	9,312.2	7,927.1			**544.2**	2,909.3		

The deposits of the Group and Company as at 31 December 2007 have maturity periods ranging from overnight to sixteen months (2006: overnight to one year). Cash and bank balances of the Group and Company are held at call.

Included in deposits with licensed banks for the Group is an amount of RM14.7 million (2006: RM12.7 million) deposited by an indirect subsidiary into various Housing Development Accounts in accordance with Section 7(A) of the Housing Developers (Control and Licensing) Act 1966. This amount is available for use by the said subsidiary for the payment of property development expenditure.

Restricted cash relates to the deposits pledged with licensed banks to secure certain bank facilities, mainly denominated in RMB and GBP. These deposits have weighted average interest rates ranging from 2.8% to 5.5% per annum.

33. SHARE CAPITAL

	2007	2006
Authorised:		
8,000.0 million ordinary shares of 10 sen each	**800.0**	800.0
Issued and fully paid:		
Ordinary shares of 10 sen each		
At beginning of the financial year		
- 3,694.2 million (2006: 3,526.7 million)	**369.4**	352.7
Issue of shares:		
- pursuant to The Private Placement: 165.0 million	**-**	16.5
- pursuant to the Scheme: 9.4 million (2006: 2.455 million)	**1.0**	0.2
At end of the financial year		
- 3,703.6 million (2006: 3,694.2 million)	**370.4**	369.4

33. SHARE CAPITAL (cont'd)

a) Share Split

On 16 April 2007, the Company completed a share split involving the subdivision of each of the existing ordinary shares of RM0.50 each in the Company into 5 ordinary shares of RM0.10 each in the Company.

b) Executive Share Option Scheme

During the financial year and before the Share Split, 93,000 ordinary shares of 50 sen each fully paid at the subscription price of RM14.34 per share and 1,000 ordinary shares of 50 sen each fully paid at the subscription price of RM13.08 per share were issued by virtue of the exercise of options to take up unissued ordinary shares of the Company by executive employees pursuant to The Executive Share Option Scheme for Eligible Executives of Genting Berhad and its subsidiaries ("Scheme"). After the Share Split, 8,863,000 new ordinary shares of 10 sen each fully paid at the subscription price of RM2.868 per share and 49,000 new ordinary shares of 10 sen fully paid at the subscription price of RM2.616 per share were issued by virtue of the exercise of options to take up unissued ordinary shares of the Company by executive employees pursuant to the Scheme.

During the financial year, a total of 9,328,000 and 54,000 ordinary shares of 10 sen each fully paid at the subscription prices of RM2.868 per share and RM2.616 per share respectively were issued pursuant to the Scheme. The Scheme had become effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012. These ordinary shares rank pari passu with the then existing ordinary shares of the Company.

At an Extraordinary General Meeting ("EGM") of the Company held on 21 February 2002, the shareholders of the Company had approved the Scheme.

At another EGM held on 25 June 2002, the draft Bye-Laws of the Scheme was further amended such that the total number of new shares to be offered under the Scheme shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the Scheme, by ordinary resolution increase the total number of new shares to those offered under the Scheme up to 5% of the issued and paid up share capital of the Company at the time of the offer.

The main features of the Scheme are as follows:

i) The Scheme shall be in force from the Date of Commencement and continue for a period of ten years from the Date of Commencement.

ii) Eligible Executives are employees of the Group (including Executive Directors) or persons under an employment contract of the Group for a period of at least twelve full months of continuous service before the Date of Offer. The eligibility for participation in the Scheme shall be at the discretion of the Remuneration, Compensation and Benefits ("RCB") Committee which is established by the Board of Directors.

iii) In the event of cessation of employment of a Grantee with the Group prior to the full exercise of the options, such options shall cease without any claim against the Company provided always that subject to the written approval of the RCB Committee in its discretion where the Grantee ceases his employment with the Group by reason of:

- his retirement at or after attaining retirement age;
- ill-health or accident, injury or disability;
- redundancy; and/or
- other reasons or circumstances which are acceptable to the RCB Committee.

The Grantee may exercise his unexercised options within the Option Period subject to such conditions that may be imposed by the RCB Committee.

iv) The total number of new shares to be offered under the Scheme shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the Scheme, by ordinary resolution increase the total number of new shares to be offered under the Scheme up to 5% of the issued and paid-up share capital of the Company at the time of the offer.

v) Not more than 50% of the shares available under the Scheme would be allocated, in aggregate, to the Executive Directors and Senior Management. In addition, not more than 10% of the shares available under the Scheme would be allocated to any individual Eligible Executive who, either singly or collectively through persons connected, holds 20% or more in the issued and paid-up share capital of the Company.

vi) The price at which the Grantee is entitled to subscribe upon exercise of his rights under the options shall be based on the weighted average market price of the shares as shown in the Daily Official List of the Bursa Malaysia Securities Berhad for the five (5) Market Days immediately preceding the Date of Offer. Notwithstanding this, the Option Price per share shall in no event be less than the nominal value of the shares.

vii) No options shall be granted for less than 1,000 shares and not more than 7,500,000 shares to any Eligible Executive.

viii) The options granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new shares comprised in the option which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum percentage of new shares comprised in the options:

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares
Year 6	**Year 7**	**Year 8**	**Year 9**	**Year 10**
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

33. SHARE CAPITAL (cont'd)

b) Executive Share Option Scheme (cont'd)

ix) All new ordinary shares issued upon exercise of the options granted under the Scheme will rank pari passu in all respects with the existing ordinary shares of the Company other than their entitlements to dividends, rights, allotments and/or other distributions, the entitlement date of which is prior to the date of allotment of the new shares and will be subject to all provisions of the Articles of Association of the Company relating to transfer, transmission and otherwise.

x) The options shall not have any right to vote at general meeting of the Company and the Grantees shall not be entitled to any dividends, right or other entitlements in respect of their unexercised options.

Set out below are details of options over the ordinary shares of the Company granted under the Scheme:

Date granted	Exercisable period	Subscription price * RM	At start of financial year '000	Offered and accepted '000	Exercised '000	Lapsed '000	At end of financial year '000
Financial year ended 31.12.2007:							
Scheme							
2.9.2002	2.9.2004 to 11.8.2012	**2.868**	**25,590**	**-**	**(9,328)**	**(270)**	**15,992**
29.11.2002	29.11.2004 to 11.8.2012	**2.616**	**105**	**-**	**(54)**	**-**	**51**
			25,695	**-**	**(9,382)**	**(270)**	**16,043**
Financial year ended 31.12.2006:							
Scheme							
2.9.2002	2.9.2004 to 11.8.2012	2.868	28,130	-	(2,415)	(125)	25,590
29.11.2002	29.11.2004 to 11.8.2012	2.616	145	-	(40)	-	105
			28,275	-	(2,455)	(125)	25,695

	2007 '000	2006 '000
Number of share options vested at balance sheet date	**1,113**	6,300

* After adjusted for share split.

Details relating to options exercised during the current financial year are as follows:

Exercise date	Fair value of shares at share issue date (RM/share)	Subscription price (RM/share)	Number of shares issued 2007	Number of shares issued 2006
January - March	6.45 – 8.19 / 4.22 – 4.92	2.868	**460,000**	175,000
January - March	6.45 – 8.19 / 4.22 – 4.92	2.616	**-**	5,000
April - June	7.85 – 9.37 / 4.34 – 5.15	2.868	**1,890,000**	35,000
April - June	7.85 – 9.37 / 4.34 – 5.15	2.616	**5,000**	5,000
July - September	6.75 – 8.68 / 4.62 – 5.12	2.868	**272,000**	885,000
July - September	6.75 – 8.68 / 4.62 – 5.12	2.616	**5,000**	10,000
October - December	7.53 – 8.44 / 4.75 – 6.63	2.868	**6,706,000**	1,320,000
October - December	7.53 – 8.44 / 4.75 – 6.63	2.616	**44,000**	20,000
			9,382,000	2,455,000

33. SHARE CAPITAL (cont'd)

b) Executive Share Option Scheme (cont'd)

	2007 RM'000	2006 RM'000
Ordinary share capital - at par	**938.2**	245.5
Share premium	**25,955.8**	6,785.4
Proceeds received on exercise of share options	**26,894.0**	7,030.9
Fair value at exercise date of shares issued	**74,802.0**	12,873.6

34. TREASURY SHARES

At the Annual General Meeting of the Company held on 21 June 2007, the shareholders of the Company approved the renewal of the authority for the Company to purchase its own shares of up to 10% of the issued and paid-up share capital of the Company.

During the current financial year, the Company had repurchased a total of 1,000,000 ordinary shares of RM0.10 each of its issued share capital from the open market at an average price of RM7.22. The total consideration paid for the repurchase, including transaction costs, was RM7.22 million and was financed by internally generated funds. The repurchased shares are held as treasury shares in accordance with the requirements of Section 67A (as amended) of the Companies Act, 1965. As treasury shares, the rights attached as to voting, dividends and participation in other distribution are suspended.

During the financial year, of the total 3,703,556,770 issued and fully paid ordinary shares, 1,000,000 are held as treasury shares by the Company. As at 31 December 2007, the number of outstanding ordinary shares in issue after the offset is therefore 3,702,556,770 ordinary shares of RM0.10 each.

Details relating to the repurchase during the current financial year are as follows:

2007	Total shares repurchased in units 'million	Total consideration paid RM'million	Highest price RM	Lowest price RM	Average price * RM
At 1 January 2007	-	-	-	-	-
Shares repurchased during the financial year					
- August	1.0	7.22	7.20	7.20	7.22
At 31 December 2007	1.0	7.22	7.20	7.20	7.22

* Average price includes stamp duty, brokerage and clearing fees.

The directors of the Company are committed to enhance the value of the Company to its shareholders and believe that the repurchase plan would be applied in the best interests of the Company and its shareholders.

35. RESERVES

	Group		Company	
	2007	2006	**2007**	2006
Share premium	**1,151.4**	1,125.5	**1,151.4**	1,125.5
Revaluation reserves	**305.6**	307.0	-	-
Fair value reserve	**170.3**	-	-	-
Exchange differences	**(143.0)**	(42.6)	-	-
Share of associate's other reserves	-	11.2	-	-
Retained earnings	**10,507.5**	9,524.2	**5,253.3**	4,041.5
	11,991.8	10,925.3	**6,404.7**	5,167.0

Under the single-tier tax system which came into effect from the year of assessment 2008, companies are not required to have tax credits under Section 108 of the Income Tax Act 1967 for dividend payment purposes. Dividends paid under this system are tax exempt in the hands of shareholders.

Companies with Section 108 credits as at 31 December 2007 may continue to pay franked dividends until the Section 108 credits are exhausted or 31 December 2013 whichever is earlier unless they opt to disregard the Section 108 credits to pay single-tier dividends under the special transitional provisions of the Finance Act 2007. As at 31 December 2007, subject to agreement with the tax authorities, the Company has sufficient Section 108 tax credits to pay RM3,933.2 million (2006: RM3,281.0 million) of the retained earnings of the Company as franked dividends.

In addition, the Company has tax exempt income as at 31 December 2007, available to frank as tax exempt dividends arising from the Promotions of Investment Act, 1986 and the Income Tax (Amendment) Act 1999, relating to tax on income earned in 1999 being waived, amounting to approximately RM525.2 million (2006: RM525.2 million). The estimated tax credit and tax exempt income are subject to agreement by the Inland Revenue Board. Based on the foregoing, the extent of the retained earnings of the Company not covered by available tax credit and tax exempt income, if all the retained earnings of the Company were to be distributed as dividends, would amount to RM794.9 million (2006: RM235.3 million).

36. BORROWINGS

	Group 2007	Group 2006
Current		
Secured:		
Term loan - RMB	**110.7**	91.8
Finance lease liabilities	**6.2**	10.8
Working capital loan - RMB	**-**	60.2
Unsecured:		
Term loans - GBP	**843.8**	2,553.4
Term loans - US Dollar	**9.2**	107.3
Zero coupon convertible notes	**175.1**	-
Redeemable exchangeable notes - US Dollar	**147.7**	-
Bank overdrafts	**-**	1.6
	1,292.7	2,825.1
Non-current		
Secured:		
Term loan - RMB	**986.7**	1,262.3
Working capital loan - RMB	**60.4**	-
Loan notes - GBP	**57.7**	-
Finance lease liabilities	**0.9**	4.2
Unsecured:		
Convertible bonds - SGD	**1,171.6**	-
Fixed rate notes - US Dollar	**975.8**	1,025.3
Term loan - GBP	**776.3**	729.1
Term loans - US Dollar	**-**	50.7
Zero coupon convertible notes	**-**	1,085.9
Redeemable exchangeable notes - US Dollar	**-**	1,147.5
	4,029.4	5,305.0
	5,322.1	8,130.1

a) The weighted average interest rates (%) per annum before and after interest rate swaps ("IRS") are as follows:

	2007 Before IRS	2007 After IRS	2006 Before IRS	2006 After IRS
Effective during the year:				
US Dollar term loans	**6.2**	**4.4**	5.8	5.1
GBP term loans	**6.5**	**6.5**	5.8	5.8
RMB term loan	**6.1**	**6.1**	5.8	5.8
RMB working capital loan	**5.6**	**5.6**	5.1	5.1
US Dollar redeemable exchangeable notes	**3.6**	**3.6**	3.6	3.6
US Dollar fixed rate notes	**5.9**	**5.9**	5.9	5.9
SGD convertible bonds	**2.0**	**2.0**	-	-
GBP loan notes	**5.4**	**5.4**	-	-
Finance lease liabilities	**5.7**	**5.7**	6.1	6.1

	2007 Before IRS	2007 After IRS	2006 Before IRS	2006 After IRS
As at 31 December:				
US Dollar term loans	**5.8**	**3.6**	6.2	4.5
GBP term loans	**7.0**	**7.0**	5.8	5.8
RMB term loan	**6.5**	**6.5**	5.8	5.8
RMB working capital loan	**5.7**	**5.7**	5.1	5.1
US Dollar redeemable exchangeable notes	**3.6**	**3.6**	3.6	3.6
US Dollar fixed rate notes	**5.9**	**5.9**	5.9	5.9
SGD convertible bonds	**2.0**	**2.0**	-	-
GBP loan notes	**5.6**	**5.6**	-	-
Finance lease liabilities	**5.7**	**5.7**	6.1	6.1

b) The maturity profile and exposure of borrowings of the Group to interest rate risk are as follows:

	Borrowings Floating interest rate	Borrowings Fixed interest rate
As at 31 December 2007:		
Before interest rate swaps:		
Less than one year	**963.7**	**329.0**
More than one year and less than two years	**126.1**	**0.3**
More than two years and less than five years	**1,282.9**	**1,172.0**
More than five years	**472.1**	**976.0**
After interest rate swaps:		
Less than one year	**954.5**	**338.2**
More than one year and less than two years	**126.1**	**0.3**
More than two years and less than five years	**1,282.9**	**1,172.0**
More than five years	**472.1**	**976.0**
As at 31 December 2006:		
Before interest rate swaps:		
Less than one year	2,823.5	1.6
More than one year and less than two years	157.6	2,233.4
More than two years and less than five years	1,110.4	-
More than five years	778.3	1,025.3
After interest rate swaps:		
Less than one year	2,763.0	62.1
More than one year and less than two years	106.9	2,284.1
More than two years and less than five years	1,110.4	-
More than five years	778.3	1,025.3

36. BORROWINGS (cont'd)

c) The exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

		Repricing periods				
	Total	1 to 3 months	More than 3 months & less than 1 year	More than 1 year & less than 2 years	More than 2 years & less than 5 years	More than 5 years
As at 31 December 2007:						
Total borrowings	**5,322.1**	**1,629.3**	**1,544.5**	**0.3**	**1,172.0**	**976.0**
Movements in repricing periods due to interest rate swaps	**-**	**(9.2)**	**9.2**	**-**	**-**	**-**
	5,322.1	**1,620.1**	**1,553.7**	**0.3**	**1,172.0**	**976.0**
As at 31 December 2006:						
Total borrowings	8,130.1	3,410.3	1,461.1	2,233.4	-	1,025.3
Movements in repricing periods due to interest rate swaps	-	(111.2)	60.5	50.7	-	-
	8,130.1	3,299.1	1,521.6	2,284.1	-	1,025.3

d) Redeemable Exchangeable Notes

On 12 December 2003 ("Issue Date"), the Company through its wholly owned subsidiary, Prime Venture (Labuan) Limited ("PVLL"), issued USD300.0 million nominal value 5-year redeemable exchangeable notes ("Exchangeable Notes") which are guaranteed by the Company and are exchangeable into existing ordinary shares of RM0.10 each ("Resorts Shares") in RWB held by the Company. The purpose of the issue is to fund the Group's future overseas investments.

The main features of the Exchangeable Notes are as follows:

i) the Exchangeable Notes bear coupon interest from the Issue Date at 1% per annum payable in arrear on 12 June and 12 December each year commencing 12 June 2004;

ii) unless previously redeemed, exchanged or purchased and cancelled, the Exchangeable Notes will be redeemed on 12 December 2008 at 113.82% of their principal amount. The Yield to Maturity of the Exchangeable Notes is 3.55% per annum calculated on a semi-annual basis;

iii) the Noteholder of each Exchangeable Note has the right to exchange such Exchangeable Note into Resorts Shares, at the election of the Noteholder at any time on or after 21 January 2004 to the close of business on 2 December 2008 (10 days to maturity). The initial exchange ratio is 2,849.644 Resorts Shares for each USD10,000 principal amount of the Exchangeable Notes, subject to adjustment in accordance with the terms of the issue; and

iv) the Exchangeable Notes may be redeemed at the option of the Issuer at the early redemption amount on the date fixed for redemption in whole or in part after 12 December 2005 and up to but excluding the maturity date being 12 December 2008.

During the current financial year ended 31 December 2007, a total of USD260.3 million (2006: Nil) of these Exchangeable Notes were exchanged for 370.9 million (2006: Nil) existing Resorts Shares. The exchange gave rise to a gain on dilution of RM811.0 million (2006: Nil) and finance cost of RM300.7 million (2006: Nil), thus resulting in a net gain of RM510.3 million (2006: Nil) for the current financial year.

The Exchangeable Notes is recognised in the balance sheet as follows:

	2007		2006	
	USD (Mil)	Equivalent RM (Mil)	USD (Mil)	Equivalent RM (Mil)
Face value	**39.7**	**133.0**	300.0	1,060.7
Premium amortised	**4.4**	**14.7**	24.6	86.8
	44.1	**147.7**	324.6	1,147.5

The balance of the Exchangeable Notes which remains outstanding as at 31 December 2007 is USD39.7 million (2006: USD300.0 million).

e) Fixed Rate Notes

On 22 September 2004 ("Issue Date"), the Company through its wholly owned subsidiary, Prime Holdings (Labuan) Limited, issued USD300.0 million Guaranteed Notes ("Notes") of up to 10 years. The Notes which are guaranteed by the Company, were offered outside the United States in accordance with Regulation S. The Notes were only offered for subscription or sale outside Malaysia (except the Federal Territory of Labuan) to non-residents of Malaysia. The purpose of the issue is to fund the Group's future overseas investments.

The main features of the Notes are as follows:

i) the Notes bear coupon interest from Issue Date at 5.375% per annum payable in arrears on 22 March and 22 September each year commencing on 22 March 2005; and

ii) unless previously purchased and cancelled, the Notes will be redeemed on 22 September 2014 at their principal amount.

36. BORROWINGS (cont'd)

e) Fixed Rate Notes (cont'd)

The Fixed Rate Notes are recognised in the balance sheet as follows:

	2007		2006	
	USD (Mil)	Equivalent RM (Mil)	USD (Mil)	Equivalent RM (Mil)
Face value including hedge loss	**289.6**	**971.0**	289.6	1,024.0
Discount	**(1.8)**	**(6.1)**	(1.8)	(6.4)
Amortisation of hedge loss and discount	**3.2**	**10.9**	2.2	7.7
	291.0	**975.8**	290.0	1,025.3

f) Zero Coupon Convertible Notes

On 21 September 2006, RWB issued RM1.1 billion nominal value zero coupon convertible notes due 2008 ("Notes"). The Notes are convertible into ordinary shares of RM0.50 each ("Resorts World Shares") in RWB, in accordance with the terms and conditions of the Notes ("Terms"). The purpose of the issue is for working capital and/or investments or acquisitions in areas related to RWB's principal businesses, as and when such opportunities arise.

The main features of the Notes are as follows:

i) The Notes are convertible at the option of the holders of the Notes ("Noteholders") into Resorts World Shares, at a conversion price of RM2.55 (adjusted following the share split of ordinary shares of RM0.50 each into 5 ordinary shares of RM0.10 each) per Resorts World share. The conversion price will be adjusted on the reset dates as stipulated in the Terms;

ii) RWB may at its option, satisfy its obligation following a conversion, in whole or in part, by paying the Noteholders in cash. Any Note which is not redeemed, converted or purchased and cancelled before the maturity date will be redeemed in cash at 99% of their principal amount on the maturity date; and

iii) The new Resorts World Shares to be issued upon conversion of the Notes will, upon issue and allotment, rank equal in all respects with the then existing Resorts World Shares except that they will not entitle their holders to any dividend, right, allotment and or other distributions, the entitlement date of which is before the date of allotment of the new Resorts World Shares. The Resorts World Shares will be listed and quoted on Bursa Malaysia Securities Berhad.

During the current financial year ended 31 December 2007, a total of RM872.2 million (2006: Nil) of Notes were converted into 342.0 million (2006: Nil) new Resorts World Shares and RM51.1 million (2006: Nil) was cash-settled. The conversion gave rise to a gain on dilution of RM235.4 million (2006: Nil) whilst a finance cost of RM26.5 million (2006: Nil) arose from the cash settlement.

The Zero Coupon Convertible Notes are recognised in the balance sheet as follows:

	Group	
	2007	2006
Current:		
Nominal value	**176.7**	-
Unamortised issuance cost	**(1.6)**	-
Non-current:		
Nominal value	-	1,100.0
Unamortised issuance cost	-	(14.1)
	175.1	1,085.9

The balance of the Notes which remains outstanding as at 31 December 2007 is RM176.7 million (2006: RM1,100.0 million).

g) GIPLC had on 12 January 2007 issued SGD425.0 million convertible bonds due 2012 ("First Convertible Bonds") which were initially convertible into approximately 673.7 million fully paid-up new ordinary shares of USD0.10 each of GIPLC at a conversion price of SGD0.6308 per share, and are convertible from 7 February 2007 to 31 December 2011. The new ordinary shares, upon issue, shall rank pari passu with the existing ordinary shares of GIPLC. The First Convertible Bonds were listed and quoted on the Singapore Exchange Securities Trading Limited ("SGX-ST") with effect from 15 January 2007.

As a result of GIPLC's rights issue on the basis of 3 rights shares for every 5 existing ordinary shares held by the GIPLC shareholders as at 17 August 2007, adjustments have been made to the conversion price, from SGD0.6308 per share to SGD0.55 per share with effect from 17 September 2007.

During the current financial year ended 31 December 2007, a total of SGD364.4 million of these First Convertible Bonds were converted into 577.7 million new GIPLC shares. The conversion gave rise to a gain on dilution of RM243.6 million.

The balance of the First Convertible Bonds which remains outstanding as at 31 December 2007 is SGD60.6 million.

h) GIPLC had on 26 April 2007 issued SGD450.0 million convertible bonds due 2012 ("Second Convertible Bonds") which were initially convertible into approximately 363.4 million fully paid-up new ordinary shares of USD0.10 each of GIPLC at a conversion price of SGD1.2383 per share, and are convertible from 22 May 2007 to 16 April 2012. The new ordinary shares, upon issue, shall rank pari passu with the existing ordinary shares of GIPLC. The Second Convertible Bonds were listed and quoted on the SGX-ST with effect from 27 April 2007.

As a result of GIPLC's rights issue as mentioned above, adjustments have been made to the conversion price, from SGD1.2383 per share to SGD1.08 per share with effect from 17 September 2007.

None of the Second Convertible Bonds have been converted into new GIPLC shares during the current financial year ended 31 December 2007.

36. BORROWINGS (cont'd)

i) Fair values of the borrowings as at the financial year ended 31 December 2007 are as follows:

	Group	
	2007	2006
Current	**1,453.3**	2,825.1
Non-current	**4,022.5**	5,396.4

37. PROVISIONS

	Group		Company	
	2007	2006	**2007**	2006
Provision for Retirement Gratuities (see (a) below)	**112.5**	97.9	**32.8**	25.5
Provision for Contingent Losses (see (b) below)	**-**	-	**137.3**	52.3
Other provision	**2.5**	-	**-**	-
	115.0	97.9	**170.1**	77.8

a) Provision for Retirement Gratuities

Beginning of the financial year	**97.9**	65.8	**25.5**	13.2
Charge for the financial year	**22.9**	35.5	**7.9**	12.6
Write-back of provision	**(0.9)**	(1.3)	**(0.2)**	(0.3)
Disposal of subsidiaries	**(1.5)**	-	**-**	-
Payments during the financial year	**(5.9)**	(2.1)	**(0.4)**	-
End of the financial year	**112.5**	97.9	**32.8**	25.5
Analysed as follows:				
Current (see Note 39)	**11.3**	0.4	**4.5**	-
Non-current	**101.2**	97.5	**28.3**	25.5
	112.5	97.9	**32.8**	25.5

The fair value of provision for retirement gratuities closely approximate its book value.

b) Provision for Contingent Losses

	Company	
	2007	2006
Beginning of the financial year	**52.3**	59.0
Charge/(reversal) for the financial year	**85.0**	(6.7)
End of the financial year	**137.3**	52.3

As at the end of the current financial year, the Company has established a provision for contingent losses of RM137.3 million (2006: RM52.3 million). The contingent losses arise from guarantees issued to financial institutions on borrowings extended to subsidiaries for the purpose of raising finance for the Group's investments.

38. OTHER LIABILITIES

	Group	
	2007	2006
Advance membership fees	**30.4**	31.0
Accruals and other payables	**12.5**	29.7
Deferred income	**-**	22.7
	42.9	83.4

The advance membership fees relate to fees received on sale of timeshare units by an indirect subsidiary offering a timeshare ownership scheme. These fees are recognised as income over the next twenty four years from commencement of membership.

39. TRADE AND OTHER PAYABLES

	Group		Company	
	2007	2006	**2007**	2006
Trade creditors	**415.6**	418.6	**-**	-
Accruals (restated, see Note 46)	**592.9**	662.0	**14.7**	24.3
Retirement gratuities (see Note 37(a))	**11.3**	0.4	**4.5**	-
Interest payable	**20.7**	21.6	**-**	-
Deposits	**32.1**	31.3	**-**	-
Other creditors	**296.5**	226.6	**0.2**	0.2
	1,369.1	1,360.5	**19.4**	24.5

The currency profile of trade and other payables as at the financial year end is as follows:

	Group		Company	
	2007	2006	**2007**	2006
Ringgit Malaysia	**786.9**	803.5	**19.4**	24.5
US Dollars	**70.6**	124.8	**-**	-
Sterling Pound	**242.2**	246.5	**-**	-
Singapore Dollars	**105.6**	30.1	**-**	-
Renminbi	**154.5**	141.5	**-**	-
Other currencies	**9.3**	14.1	**-**	-
	1,369.1	1,360.5	**19.4**	24.5

Included in other creditors and accruals of the Group are progress billings payable and accruals for capital expenditure relating to construction of a hotel, upgrading of resorts infrastructure and balance of purchase consideration for land acquisition amounting to RM54.0 million (2006: RM76.1 million).

Credit terms available to the Group range from 7 days to 90 days (2006: 7 days to 90 days) from date of invoice.

The carrying amounts of the Group's trade and other payables approximate their fair values.

40. FINANCIAL INSTRUMENTS

As at the end of the current financial year, the Group has the following financial instruments:

a) Currency Hedge

The Group has the following foreign currency borrowings as mentioned below which have not been hedged into Ringgit Malaysia. These foreign currency borrowings form part of the total borrowings as disclosed in Note 36:

As at 31 December 2007:

Currency	Start date	Maturity dates	Foreign currency (Mil)			Equivalent RM (Mil)
			Hedged	Unhedged	Total	Total
US Dollar	29/05/2003	29/05/2008	-	2.8	2.8	**9.2**
US Dollar	12/12/2003	12/12/2008	-	44.1	44.1	**147.7**
US Dollar	22/09/2004	22/09/2014	-	291.0	291.0	**975.8**
Chinese Renminbi	28/06/2004	20/03/2008 to 20/03/2019	-	2,415.6	2,415.6	**1,097.4**
Chinese Renminbi	12/03/2007	18/01/2010	-	133.0	133.0	**60.4**
Sterling Pound	19/10/2006	10/03/2008	-	125.0	125.0	**843.8**
Sterling Pound	31/12/2006	01/05/2010	-	115.0	115.0	**776.3**
Total						**3,910.6**

As at 31 December 2006:

Currency	Start date	Maturity dates	Foreign currency (Mil)			Equivalent RM (Mil)
			Hedged	Unhedged	Total	Total
US Dollar	27/11/2002	27/11/2007	-	13.2	13.2	46.8
US Dollar	29/05/2003	29/05/2007 to 29/05/2008	-	8.3	8.3	29.3
US Dollar	24/11/2003	24/11/2007 to 24/11/2008	-	18.0	18.0	63.6
US Dollar	11/12/2003	11/12/2007 to 11/12/2008	-	5.2	5.2	18.3
US Dollar	12/12/2003	12/12/2008	-	324.6	324.6	1,147.5
US Dollar	22/09/2004	22/09/2014	-	290.0	290.0	1,025.3
Chinese Renminbi	28/06/2004	20/03/2007 to 20/03/2019	-	2,993.6	2,993.6	1,354.1
Chinese Renminbi	07/07/2004	18/01/2007	-	133.0	133.0	60.2
Sterling Pound	19/10/2006	10/09/2007	-	366.4	366.4	2,544.5
Sterling Pound	31/12/2006	01/05/2010	-	105.0	105.0	729.1
Total						7,018.7

b) Interest Rate Swaps ("IRS")

The Group has entered into IRS contracts to manage the exposure of its borrowings to interest rate risks. With the IRS agreements, the Group receives interest at floating rate based on three months LIBOR and pays interest either at fixed rates or floating LIBOR in arrears capped at a maximum of 5% per annum on the agreed notional principal amounts.

As at the financial year end, the terms and notional principal amounts of the outstanding interest rate swap contracts of the Group are as follows:

	USD (Mil)	Equivalent RM (Mil)
As at 31 December 2007:		
Within one year	**2.8**	**9.2**
More than one year and less than 5 years	**-**	**-**
	2.8	**9.2**
As at 31 December 2006:		
Within one year	30.4	107.3
More than one year and less than 5 years	14.3	50.7
	44.7	158.0

40. FINANCIAL INSTRUMENTS (cont'd)

b) Interest Rate Swaps ("IRS") (cont'd)

The effect of the above interest rate swaps is to effectively hedge the interest rate payable on part of the foreign currencies borrowings mentioned in Note (a) above.

The fair value of the outstanding interest rate swap contracts of the Group which has not been recognised at the balance sheet date was a favourable net position of RM0.1 million (2006: a favourable net position of RM3.2 million).

c) Forward Foreign Exchange Contracts

As at the end of the current financial year, the Group does not have any outstanding forward foreign exchange contracts.

As at 31 December 2006:

Currency	Transaction dates	Expiry Dates	Contract Amounts (Mil)	Equivalent RM(Mil)
EUR	15/12/2006 to 28/12/2006	01/01/2007 to 28/02/2007	0.8	3.5
CHF	28/12/2006	30/03/2007	0.2	0.6

As these foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the closing rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

The fair value of the forward foreign currency contracts of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM0.01 million in 2006.

41. CONTINGENCIES

a) Contingent Liabilities

Group

Asiatic Development Berhad ("ADB"), a 54.8% owned subsidiary of the Company and Asiatic Tanjung Bahagia Sdn Bhd ("ATBSB") a wholly owned subsidiary of ADB, had vide previous announcements informed ADB's shareholders on the status of the legal suit filed in the High Court of Sabah and Sarawak at Kota Kinabalu Suit No. K22-245 of 2002 wherein ADB and ATBSB were named as the Second and Third Defendants respectively ("the Suit"). The Suit was instituted by certain natives ("the Plaintiffs") claiming Native Customary Rights over the agricultural land or part thereof held under title number CL095330724 measuring approximately 8,830 hectares situated at Sungai Tongod, District of Kinabatangan, Sandakan, Sabah ("the Tongod Land") which was acquired by ATBSB from Hap Seng Consolidated Berhad ("HSCB").

Subsequently, the Plaintiffs had also applied for an interlocutory injunction to restrain ADB and ATBSB from entering, trespassing, clearing, using or occupying the Tongod Land or part thereof ("the Injunction"). However, no injunction has been granted to date. The Court has still to deliver its ruling on a preliminary objection made against the injunction application.

ADB's solicitors maintain their opinion that the Plaintiffs' action is misconceived and unsustainable.

There have been no material changes to the status of the aforesaid litigation as at the date of this report.

b) Contingent Assets

Group

i) The disposal of the Group's 45% interest in the Muturi Production Sharing Contract ("PSC") via Laila Limited in July 2001 for USD106.8 million and a deferred share of future pre-tax income from this PSC (the "Deferred Consideration"), enables the Group to retain rights to long-term future cash flows from the Tangguh Project. The Deferred Consideration has not been recognised in the financial statements as the economic benefits arising from the long term future cash flows are not certain as at the end of the financial year and therefore cannot be quantified.

ii) On 22 March 2007, Genting Stanley completed the disposal of its 50% interest in its international betting operations for a cash consideration of GBP1.0 million. In addition to this basic consideration, Genting Stanley is entitled to a share of the after tax profits from this disposed unit over the next three years, subject to a maximum aggregate of GBP5.0 million. For 2007, the share of profits will be one-third followed by 25% and 20% of the after tax profits respectively for 2008 and 2009. The impact of the 2007 share of profits have not been accounted for in the current financial year as it will be determined upon finalisation of the disposed international betting operations' year-end after tax results.

42. CAPITAL COMMITMENTS

	Group	
	2007	2006
Authorised capital expenditure not provided for in the financial statements:		
- contracted	**1,512.2**	295.4
- not contracted	**11,525.4**	12,472.5
	13,037.6	12,767.9
Analysed as follows:		
- Development expenditure (see Note 43(f))	**11,688.2**	11,866.3
- Property, plant and equipment	**1,045.2**	753.3
- Investments	**59.1**	60.3
- Drilling and exploration costs	**91.4**	49.7
- Plantation development	**78.8**	36.9
- Intellectual property development	**49.3**	-
- Investment properties	**25.6**	1.4
	13,037.6	12,767.9

43. SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR

a) On 12 January 2007, GIPLC had issued SGD425.0 million convertible bonds due 2012 ("First Convertible Bonds") which were initially convertible into approximately 673.7 million fully paid-up new ordinary shares of USD0.10 each of GIPLC at a conversion price of SGD0.6308 per share, and are convertible from 7 February 2007 to 31 December 2011. The First Convertible bonds were listed and quoted on the Singapore Exchange Securities Trading Limited ("SGX-ST") with effect from 15 January 2007. See Note 36(g). As a result of the rights issue (see Note 43(i)), adjustments have been made to the conversion price, from SGD0.6308 per share to SGD0.55 per share with effect from 17 September 2007.

43. SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR (cont'd)

b) On 16 March 2007, the Company announced the disposal of:

- Genting Sanyen (Malaysia) Sdn Bhd's ("GSM"), a 97.7% owned subsidiary of the Company, entire equity interests in GSM's subsidiaries which are involved in the paper and packaging businesses; and
- the Company's 25.0 million 14% redeemable non-convertible cumulative preference shares in Genting Sanyen Industrial Paper Sdn Bhd, a wholly owned subsidiary of GSM, (jointly, the "Divestments").

On 24 July 2007, the Company completed the Divestments to Paperbox Holdings Limited for a total cash consideration of RM745.0 million.

c) On 27 March 2007, GIPLC had entered into an agreement with SCL whereby GIPLC had, through its wholly owned subsidiary, Star Eagle Holdings Limited ("Star Eagle"), agreed to acquire SCL's 25% equity interest in RWS for a purchase consideration of SGD255.0 million. GIPLC now has full control over the integrated resort project, *Resorts World at Sentosa* in Singapore. The acquisition was completed on 29 May 2007. As a result of the acquisition, RWS is currently a wholly owned subsidiary of Star Eagle.

d) On 26 April 2007, GIPLC had issued SGD450.0 million convertible bonds due 2012 ("Second Convertible Bonds") which were initially convertible into approximately 363.4 million fully paid-up new ordinary shares of USD0.10 each of GIPLC at a conversion price of SGD1.2383 per share, and are convertible from 22 May 2007 to 16 April 2012. The new ordinary shares, upon issue, shall rank pari passu with the existing ordinary shares of GIPLC. The Second Convertible Bonds were listed and quoted on the SGX-ST with effect from 27 April 2007. See Note 36(h).

e) On 13 July 2007, RWB through CIMB Investment Bank Berhad ("CIMB"), announced that Resorts World Limited ("RWL") (an indirect wholly owned subsidiary of the Company) had accepted an offer made by CMY Capital (L) Ltd ("CMYL") to purchase 1.01 billion ordinary shares of USD0.10 each in SCL from RWL ("Proposed Disposal"), for a total cash consideration of HKD2.6462 billion (approximately RM1.172 billion).

The Proposed Disposal which was completed on 30 July 2007 has resulted in a net gain of RM337.1 million for the RWB Group.

f) On 6 November 2007, GIPLC announced that in anticipation of the bullish tourism outlook for Singapore and Asia in the next few years, RWS will be adding six new attractions to its Resort. To account for these enhancements, the rising costs of construction as well as a further contingency provision of SGD250 million, RWS has revised its original budget of SGD5.2 billion for the development of the Resort to SGD6.0 billion. This represents a 15% increase to the original budget. The projected returns to the Resort, despite the higher budget, are unlikely to be affected.

g) On 28 December 2007, RWB through CIMB announced a proposal by RWL to undertake a non-renounceable offer for sale ("OFS") of its entire equity interest of 593,719,711 ordinary shares of USD0.10 each in GIPLC ("Offer Shares") to the shareholders of RWB ("Proposed OFS") on a pro-rata basis of 1 Offer Share for every 10 existing ordinary shares of RM0.10 each in RWB held by the shareholders of RWB.

The Proposed OFS is conditional upon the following approvals being obtained:

i) The Securities Commission ("SC"); and
ii) Bank Negara Malaysia ("BNM"), on behalf of the shareholders of RWB.

All of the above were subsequently obtained. RWB through CIMB announced that both the SC and BNM have approved the Proposed OFS subject to the following SC's conditions:

i) CIMB to fully disclose in the prospectus to RWB shareholders on the impairment loss of SGD454.6 million suffered by the GIPLC group in 2007 and its effect on the financial performance of the GIPLC group;
ii) CIMB/RWL to inform the SC upon completion of the Proposed OFS; and
iii) CIMB/RWL to fully comply with all the relevant requirements pertaining to the implementation of the Proposed OFS as specified in the SC's Policies and Guidelines on Issue/Offer of Securities.

On 28 February 2008, RWB together with RWL have fixed the offer price of the Offer Share at RM0.88 per offer share. The offer price was arrived at after taking into consideration the RM-equivalent of RWL's average cost of investment in GIPLC, the estimated expenses relating to the OFS and fees for the transfer of shares chargeable by The Central Depository (Pte) Limited. The entitlement date to determine the shareholders of RWB who are entitled to participate in the OFS has been fixed on 17 March 2008.

Barring any unforeseen circumstances, RWL expects to complete the Proposed OFS by end of May 2008.

h) In relation to the Exchangeable Notes as set out in Note 36(d), a total of USD206.3 million of the Exchangeable Notes were exchanged into 370.9 million existing RWB shares held by the Company during the current financial year. The net gain on dilution arising from this exchange amounted to RM510.3 million.

In relation to the Notes as set out in Note 36(f), a total of RM872.2 million of the Notes were converted into 342.0 million new RWB shares. The gain on dilution arising from this conversion amounted to RM235.4 million.

In relation to First Convertible Bonds as set out in Note 36(g), a total of SGD364.4 million of the First Convertible Bonds were converted into 577.7 million new GIPLC shares. The gain on dilution arising from this conversion amounted to RM243.6 million.

The total net gain on dilution arising from the above transactions amounted to RM989.3 million.

i) GIPLC undertook a renounceable underwritten Rights Issue (which was announced on 28 June 2007) on the basis of 3 rights shares for every 5 existing ordinary shares held by the GIPLC shareholders as at 17 August 2007. The rights issue, which was completed on 18 September 2007, was oversubscribed and raised gross proceeds of approximately SGD2.17 billion.

As at 31 December 2007, GIPLC has utilised SGD630.4 million of its rights issue proceeds to repay part of an outstanding bridging loan of GBP297.0 million taken by the GIPLC Group for the acquisition of Genting Stanley in 2006 and for working capital.

44. SUBSEQUENT EVENTS

a) As at 21 February 2008, the Company's percentage shareholding in RWB has decreased marginally to 48.6% compared to 48.7% as at 31 December 2007 due to the combined effects of RWB's purchase of its own shares (see Note b) below), exchange of part of the Exchangeable Notes issued by PVLL for existing RWB ordinary shares and conversion of part of the Notes issued by RWB into new RWB ordinary shares.

Although the Company's shareholding in RWB has fallen below 50%, RWB is consolidated as a subsidiary of the Company as the Company continues to have control over RWB within the definition of "control" set out in FRS 127: "Consolidated and Separate Financial Statements".

b) At the Annual General Meeting of RWB held on 21 June 2007, the shareholders of RWB had approved the renewal of the authority for RWB to purchase its own shares of up to 10% of the issued and paid-up share capital of RWB.

Subsequent to the end of the current financial year ended 31 December 2007 and up to 21 February 2008, RWB had repurchased a total of 230,000 ordinary shares of RM0.10 each of its issued share capital from the open market for a total consideration of RM0.92 million. The repurchased shares are held as treasury shares in accordance with the requirements of Section 67A (as amended) of the Companies Act, 1965.

c) On 6 February 2008, GIPLC announced that Resorts World at Sentosa Pte Ltd ("RWS"), an indirect wholly owned subsidiary of GIPLC, obtained SGD4.0 billion credit facilities for its integrated resort development in Singapore, subject to final documentation. The credit facilities would fund two-thirds of the estimated project costs with the remaining to be funded through equity raised by GIPLC from internal funds and proceeds received from its Rights Issue in 2007.

d) On 13 February 2008, ADB and Asiatic SDC Sdn Bhd, a wholly owned subsidiary of ADB, entered into a Sale and Purchase Agreement for the sale and purchase of approximately 27,952 acres of plantation land and other assets located in Sabah for a total cash consideration of RM470.5 million ("the Proposed Exercise"). The Proposed Exercise was transacted at market values determined by an independent firm of professional valuers and has no financial impact at Group level. The objective of the Proposed Exercise is to streamline operation and rationalise assets backing of the Group.

The Proposed Exercise is subject to the approval from Foreign Investment Committee.

45. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of business, the Company and the Group undertakes on agreed terms and prices, transactions with its related companies and other related parties.

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions and balances. The related party transactions listed below were carried out on terms and conditions obtainable in transactions with unrelated parties unless otherwise stated.

		Group		Company	
		2007	2006	2007	2006
a)	**Transactions with subsidiaries**				
i)	Licensing fees from the subsidiaries to the Company for the use of name and accompanying logo of "Genting" and "Awana" owned by the Company.	-	-	**143.4**	123.2
ii)	Management fees from Genting Hotel & Resorts Management Sdn Bhd ("GHRM"), a wholly owned subsidiary of the Company, to the Company for the provision of the necessary resort management services to enable GHRM to perform its various obligations under the Resort Management Agreement with RWB.	-	-	**337.9**	295.2
iii)	Interest income earned by the Company from its subsidiaries on the interest bearing portion of the amount due from subsidiaries.	-	-	**46.2**	49.8
iv)	Finance cost charged by subsidiaries to the Company on the interest bearing portion of the amount due to subsidiaries.	-	-	**61.5**	73.0
b)	**Transactions with associates**				
i)	Air ticketing and transportation services rendered by Resorts World Tours Sdn Bhd, a wholly owned subsidiary of RWB, to SCL and its subsidiaries, an associate of the Group until 31 July 2007. With effect from 31 July 2007, the Group ceased to has significant interest over SCL, and SCL has been derecognised as an associate.	**1.6**	4.0	-	-
ii)	Provision of genomics research services by SGSI-Asiatic Limited to Asiatic Centre for Genome Technology Sdn Bhd ("ACGT"), a wholly owned subsidiary of ADB, where Tan Sri Lim Kok Thay is a director and shareholder as well as a director, shareholder and option holder of the Company. SGSI-Asiatic Limited is a jointly controlled entity in which Tan Sri Lim Kok Thay is a beneficiary of a trust which has 13.6% equity interest in Synthetic Genomics Inc, which in turn has 50% interest in SGSI-Asiatic Limited.	**41.1**	-	-	-
c)	**Transactions with other related parties**				
i)	Rental of premises and provisions of connected services by RWB to Oriregal Creations Sdn Bhd ("Oriregal"). Puan Sri Lim (Nee Lee) Kim Hua, mother of Tan Sri Lim Kok Thay, is a director and substantial shareholder of Oriregal.	**1.3**	1.0	-	-
ii)	Progress payments made by Asiatic Land Development Sdn Bhd, a wholly owned subsidiary of ADB to the contractor, Kien Huat Development Sdn Bhd, a company in which Datuk Lim Chee Wah, a brother of Tan Sri Lim Kok Thay, is a director and has deemed substantial financial interest, for the development of properties in Kulai, Johor. The progress payments include fees and reimbursables totalling RM Nil million (2006: RM1.4 million).	**0.1**	37.5	-	-
iii)	Design and consultancy services rendered to GIPLC, by International Resort Management Services Pte Ltd, a company in which Tan Sri Lim Kok Thay has substantial financial interest in relation to the submission of the bids for the proposed integrated resorts at Marina Bay and Sentosa respectively.	**13.8**	3.7	-	-
d)	**Directors and key management personnel**				
	The remuneration of Directors and other key management personnel is as follows:				
	Fees, salaries and bonuses	**72.2**	68.6	**35.7**	33.2
	Defined contribution plan	**9.2**	8.7	**4.7**	4.4
	Other short term employee benefits	**0.5**	0.5	-	-
	Provision for retirement gratuities	**11.9**	24.9	**6.7**	11.7
	Estimated money value of benefits-in-kind (not charged to the income statements)	**1.0**	0.8	**0.1**	0.1
e)	**The significant outstanding balances with other related parties as at 31 December 2007 were as follows:**				
i)	Amount receivables from related parties:				
	Other related parties	**28.1**	13.8	-	-
ii)	Amount payables from related parties:				
	Other related parties	**46.9**	46.2	-	-

46. COMPARATIVES

The following tables disclose the adjustments that have been made in accordance with the adoption of FRS 117, Leases, and finalisation of the PPA exercise as mentioned in Note 2(ii), to each of the line items in the Group's balance sheets as at 31 December 2006:

Restatement of Balance Sheets as at 31 December 2006

	As previously stated	Change in accounting policy FRS 117 (See Note 2)	Finalisation of PPA exercise (See Note 2 (ii))	As restated
Property, Plant and Equipment ("PPE")	9,511.3	(383.1)	(138.9)	8,989.3
Included in the following line items:				
Long leasehold land				
- Reclassification to Leasehold land use rights	383.1	(383.1)	-	-
Freehold buildings & improvements				
- Provisional fair values of PPE on acquisition of Stanley Leisure	677.6	-	(138.3)	539.3
- Currency fluctuations	6.0	-	(0.6)	5.4
Leasehold land use rights	-	383.1	-	383.1
Included in the following line items:				
Effects of adoption of FRS 117				
- Reclassification from PPE	-	383.1	-	383.1
Intangible Assets *	5,438.2	-	154.2	5,592.4
Included in the following line items:				
Goodwill and other intangibles (including casino licence)				
- Additions	5,014.7	-	64.3	5,079.0
- Exchange differences	30.2	-	0.3	30.5
Trademark				
- Additions	-	-	89.2	89.2
- Exchange differences	0.4	-	0.4	0.8
Deferred Tax	(1,730.1)	-	9.5	(1,720.6)
Included in the following line items:				
Deferred tax liabilities				
- Acquisition of subsidiaries	(1,167.7)	-	9.5	(1,158.2)
Subject to income tax				
- Deferred tax liabilities (before offsetting)	(1,721.7)	-	9.5	(1,712.2)
- Intangible assets	(957.2)	-	9.5	(947.7)
Trade & Other Payables	(1,335.7)	-	(24.8)	(1,360.5)
Included in the following line items:				
Accruals	(637.2)	-	(24.8)	(662.0)

* Includes Exploration cost of RM219.8 million.

47. SUBSIDIARIES AND ASSOCIATES

	Effective Percentage of Ownership		Country of incorporation	Principal activities
	2007	2006		
Direct Subsidiaries				
Asiatic Development Berhad	**54.8**	55.2	Malaysia	Investment holding and management services
GB Credit & Leasing Sdn Bhd	**69.5**	69.5	Malaysia	Leasing and money lending
+ Genting Equities (Hong Kong) Limited	**100.0**	100.0	Hong Kong, SAR	Investments
Genting Highlands Tours and Promotion Sdn Bhd	**100.0**	100.0	Malaysia	Letting of land and premises
Genting Hotel & Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Provision of resort management services
+ Genting Investment Holdings Limited	**100.0**	100.0	Isle of Man	Investment holding
Genting (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Rent-A-Captive Offshore insurance business
Genting Management and Consultancy Services Sdn Bhd	**100.0**	100.0	Malaysia	Management services
Genting Oil & Gas Sdn Bhd	**100.0**	100.0	Malaysia	Provision of advisory, technical and administrative services to oil and gas companies
+ Genting Overseas Holdings Limited	**100.0**	100.0	Isle of Man	Investment holding
Genting Risk Solutions Sdn Bhd	**100.0**	100.0	Malaysia	Provision of risk and insurance management consultancy
+ Logan Rock Limited	**100.0**	100.0	Isle of Man	Investments
Maxitage Sdn Bhd	**100.0**	100.0	Malaysia	Investments
Oakwood Sdn Bhd	**100.0**	100.0	Malaysia	Property investment and management
Phoenix Spectrum Sdn Bhd	**100.0**	100.0	Malaysia	Investments
Prime Venture (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Offshore financing
Prime Holdings (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Offshore financing
Resorts World Bhd (see Note 23)	**48.7**	57.6	Malaysia	Resort, hotel and gaming operations
+ Resorts World Bhd (Hong Kong) Limited	**100.0**	100.0	Hong Kong, SAR	Dormant
+ Resorts World (Singapore) Pte Ltd	**100.0**	100.0	Singapore	Dormant
+ Genting Bhd (Hong Kong) Limited	**100.0**	100.0	Hong Kong, SAR	Pre-operating
Genting Digital Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Genting Permata Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Genting Sanyen Newsprint Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
+ Genting (Singapore) Pte Ltd	**100.0**	100.0	Singapore	Pre-operating
Genting Strategic Holdings Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Genting Strategic Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
+ Resorts World Limited	**100.0**	100.0	Hong Kong, SAR	Pre-operating
Sri Highlands Express Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Indirect Subsidiaries				
ADB (Sarawak) Palm Oil Mill Management Sdn Bhd	**54.8**	55.2	Malaysia	Provision of palm oil mill management services
+ Adriana Limited	**53.4**	58.5	Isle of Man	Sales co-ordinator
ALD Construction Sdn Bhd	**54.8**	55.2	Malaysia	Provision of project management services
Ascend International Holdings Limited	**53.4**	-	Hong Kong	Provision of IT related services, marketing and investment holding
Asiatic Center For Genome Technology Sdn Bhd	**54.8**	55.2	Malaysia	Genomics research and development
Asiatic Golf Course (Sg. Petani) Berhad	**54.8**	55.2	Malaysia	Golf course operation
Asiatic Indahpura Development Sdn Bhd	**54.8**	55.2	Malaysia	Property development
Asiatic Land Development Sdn Bhd	**54.8**	55.2	Malaysia	Property development
Asiatic Oil Mills (WM) Sdn Bhd	**54.8**	55.2	Malaysia	Fresh fruit bunches processing
Asiatic Plantations (WM) Sdn Bhd	**54.8**	55.2	Malaysia	Plantation

47. SUBSIDIARIES AND ASSOCIATES (cont'd)

	Effective Percentage of Ownership		Country of incorporation	Principal activities
	2007	**2006**		
Asiatic Properties Sdn Bhd	**54.8**	55.2	Malaysia	Property Investment
Asiatic SDC Sdn Bhd	**54.8**	55.2	Malaysia	Plantation
Asiatic Tanjung Bahagia Sdn Bhd	**54.8**	55.2	Malaysia	Plantation
Asiaticom Sdn Bhd	**54.8**	55.2	Malaysia	Plantation
Awan Ria (M) Sdn Bhd	**97.7**	97.7	Malaysia	Investment holding
Awana Hotels & Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Provision of hotels and resorts management services
+ Awana International Limited	**100.0**	100.0	Isle of Man	Investments
Awana Vacation Resorts Development Berhad	**48.7**	57.6	Malaysia	Proprietary timeshare ownership scheme
Bandar Pelabuhan Sdn Bhd	**29.2**	34.6	Malaysia	Investment holding
Calidone Limited	**53.4**	58.5	Isle of Man	Investment holding
Coastal Gusu Heat & Power Ltd	**100.0**	100.0	Cayman Islands	Investment holding
Coastal Nanjing Power Ltd	**100.0**	100.0	Cayman Islands	Investment holding
Coastal Suzhou Power Ltd	**100.0**	100.0	Cayman Islands	Investment holding
Coastal Wuxi Power Ltd	**100.0**	100.0	Cayman Islands	Investment holding
+ Coastbright Limited	**53.4**	58.5	United Kingdom	Casino owner and operator
Degan Limited	**54.8**	55.2	Isle of Man	Investment holding
Delquest Sdn Bhd	**48.7**	57.6	Malaysia	Investments
Eastern Wonder Sdn Bhd	**48.7**	57.6	Malaysia	Support services
E-Genting Holdings Sdn Bhd	**53.4**	58.5	Malaysia	Investment, management services and IT consultancy
E-Genting Sdn Bhd	**53.4**	58.5	Malaysia	IT/Data centre and consultancy
E-Genting Services Sdn Bhd	**53.4**	58.5	Malaysia	Management services and IT consultancy services
First World Hotels & Resorts Sdn Bhd	**48.7**	57.6	Malaysia	Hotel business
+ Freeany Enterprises Limited	**53.4**	58.5	United Kingdom	Trading
Fujian Electric (Hong Kong) LDC	**100.0**	100.0	Cayman Islands	Investment holding
+ Fujian Pacific Electric Company Limited	**100.0**	100.0	China	Generation and supply of electric power
Genasa Sdn Bhd	**48.7**	57.6	Malaysia	Sale and letting of apartment units
Genmas Sdn Bhd	**48.7**	57.6	Malaysia	Sale and letting of land and property
Gensa Sdn Bhd	**48.7**	57.6	Malaysia	Sale and letting of land and property
+ Genting (NSW) Pty Ltd	**53.4**	58.5	Australia	Investment and management services
Genting Administrative Services Sdn Bhd	**48.7**	57.6	Malaysia	Investment holding
Genting Bio-Fuels Asia Pte Ltd	**100.0**	-	Singapore	Investment holding
Genting Bio-Oil Sdn Bhd	**97.7**	97.7	Malaysia	Manufacturing and trading of bio-oil
Genting Centre of Excellence Sdn Bhd	**48.7**	57.6	Malaysia	Provision of training services
Genting Entertainment Sdn Bhd	**48.7**	57.6	Malaysia	Show agent
Genting Golf Course Bhd	**48.7**	57.6	Malaysia	Condotel and hotel business, golf resort and property development
Genting Highlands Berhad	**48.7**	57.6	Malaysia	Land and property development
+ Genting India Travel Services Private Limited	**53.4**	58.5	India	Tour promotion
+ Genting Industrial Holdings Limited	**97.7**	97.7	Isle of Man	Investment holding
Genting Information Knowledge Enterprise Sdn Bhd	**53.4**	58.5	Malaysia	Research and development of software and consultancy services
+ Genting International (Singapore) Pte Ltd	**53.4**	58.5	Singapore	Tour promotion
+ Genting International (Thailand) Limited	**48.6**	53.3	Thailand	Tour promotion
+ Genting International (UK) Limited	**53.4**	58.5	United Kingdom	Investment holding
+ Genting International Industries (Singapore) Pte Ltd	**97.7**	97.7	Singapore	Investment holding
+ Genting International Investment (UK) Limited	**53.4**	58.5	United Kingdom	Investment holding
+ Genting International Management Limited	**53.4**	58.5	Isle of Man	Investment holding and sales coordinator
+ Genting International Management Services Pte Ltd	**53.4**	58.5	Singapore	Investment holding
+ Genting International P.L.C.	**53.4**	58.5	Isle of Man	Investment holding

47. SUBSIDIARIES AND ASSOCIATES (cont'd)

	Effective Percentage of Ownership		Country of incorporation	Principal activities
	2007	2006		
Genting International Paper Limited	**100.0**	100.0	Isle of Man	Investment holding
Genting International Properties Limited	**53.4**	58.5	Isle of Man	Investment holding
Genting International Services Sdn Bhd	**53.4**	58.5	Malaysia	Provision of services
Genting International Services Singapore Pte Ltd	**53.4**	-	Singapore	Provision of services
Genting Irama Sdn Bhd	**48.7**	57.6	Malaysia	Investment holding
+ Genting Lanco Power (India) Pvt Ltd	**74.0**	74.0	India	Provision of operation and maintenance services for power plant
Genting Leisure Sdn Bhd	**48.7**	57.6	Malaysia	Investment holding
+ Genting Oil & Gas (China) Limited	**95.0**	95.0	Isle of Man	Oil & gas development and production
+ Genting Oil & Gas Limited	**95.0**	95.0	Isle of Man	Investment holding
+ Genting Oil Morocco Limited	**95.0**	95.0	Isle of Man	Oil & gas exploration
+ Genting Oil Natuna Pte Ltd	**95.0**	95.0	Singapore	Oil & gas exploration
+ Genting Oil Salawati Pte Ltd	**95.0**	95.0	Singapore	Oil & gas exploration
Genting Overseas Management Limited	**100.0**	100.0	Isle of Man	Investment holding
Genting Power China Limited	**100.0**	100.0	Bermuda	Investment holding
+ Genting Power Holdings Limited	**100.0**	100.0	Isle of Man	Investment holding
+ Genting Power (India) Limited	**100.0**	100.0	Mauritius	Investment holding
+ Genting Power (M) Limited	**100.0**	100.0	Isle of Man	Investment holding
Genting Power Meizhou Wan Holding Company	**100.0**	100.0	Cayman Islands	Investment holding
Genting Sanyen (Malaysia) Sdn Bhd	**97.7**	97.7	Malaysia	Property management services and investment holding
Genting Sanyen Power (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Investments
Genting Sanyen Power Sdn Bhd	**58.6**	58.6	Malaysia	Generation and supply of electric power
Genting Skyway Sdn Bhd	**48.7**	57.6	Malaysia	Provision of cable car management services
+ Genting Stanley plc (formerly known as Stanley Leisure plc)	**53.4**	58.5	United Kingdom	Investment holding
Genting Utilities & Services Sdn Bhd	**48.7**	57.6	Malaysia	Provision of utilities services and the collection and disposal of garbage at Genting Highlands Resort
Genting World Sdn Bhd	**48.7**	57.6	Malaysia	Leisure and entertainment business
Genting Worldcard Services Sdn Bhd	**53.4**	58.5	Malaysia	Management of loyalty programme services
Gentinggi Sdn Bhd	**48.7**	57.6	Malaysia	Investment holding
Geremi Limited	**53.4**	58.5	Isle of Man	Investment holding
GHR Risk Management (Labuan) Limited	**48.7**	57.6	Labuan, Malaysia	Offshore captive insurance
+ Harbour House Casino Limited	**53.4**	58.5	United Kingdom	Casino operator
Kijal Facilities Services Sdn Bhd	**48.7**	57.6	Malaysia	Property upkeep services
Kijal Resort Sdn Bhd	**48.7**	57.6	Malaysia	Property development and property management
Kinavest Sdn Bhd	**54.8**	55.2	Malaysia	Plantation
Lafleur Limited	**48.7**	57.6	Isle of Man	Investment holding
Landworthy Sdn Bhd	**46.0**	46.4	Malaysia	Plantation
Leisure & Cafe Concept Sdn Bhd	**48.7**	57.6	Malaysia	Karaoke business
Mastika Lagenda Sdn Bhd	**97.7**	97.7	Malaysia	Investment holding
Mastika Utilities & Services Sdn Bhd	**97.7**	97.7	Malaysia	Provision and sale of utilities consisting of treatment and supply of water
Mediglove Sdn Bhd	**54.8**	55.2	Malaysia	Investment holding
Medo Investment Pte Ltd	**53.4**	58.5	Singapore	Investment holding
Medo Limited	**53.4**	58.5	Isle of Man	Investment holding
Meizhou Wan Power Production Holding Co, Ltd	**100.0**	100.0	Cayman Islands	Investment holding
Meizhou Wan Generating Company Ltd	**100.0**	100.0	Cayman Islands	Investment holding

47. SUBSIDIARIES AND ASSOCIATES (cont'd)

	Effective Percentage of Ownership		Country of incorporation	Principal activities
	2007	2006		
MZW Holdings, Ltd	**100.0**	100.0	Cayman Islands	Investment holding
+ MLG Investments Limited	**53.4**	58.5	United Kingdom	Investment holding
* Nanjing Coastal Xingang Cogeneration Power Plant	**80.0**	80.0	China	Generation and supply of electric power
+ Nedby Limited	**53.4**	58.5	Isle of Man	Investment holding
Orient Wonder International Limited	**48.7**	-	Bermuda	Ownership and operation of aircraft
+ Palomino Holdings Limited	**53.4**	58.5	Isle of Man	Investment holding
Palomino Limited	**53.4**	58.5	Isle of Man	Investments
+ Palomino Star Limited	**53.4**	58.5	Isle of Man	Investment holding
Palomino Sun Limited	**53.4**	58.5	Isle of Man	Investment holding
Palomino Sun (UK) Limited	**53.4**	58.5	United Kingdom	Investment holding
Palomino World Limited	**53.4**	58.5	Isle of Man	Investment holding
Papago Sdn Bhd	**48.7**	57.6	Malaysia	Resorts & hotel business
PT Sepanjang Intisurya Mulia	**38.4**	38.6	Indonesia	Plantation
Resorts Facilities Services Sdn Bhd	**48.7**	57.6	Malaysia	Property upkeep services
Resorts International (Labuan) Limited	**48.7**	57.6	Labuan, Malaysia	Offshore financing
Resorts Tavern Sdn Bhd	**48.7**	57.6	Malaysia	Land and property development
Resorts World (Labuan) Limited	**48.7**	57.6	Labuan, Malaysia	Offshore financing
+ Resorts World at Sentosa Pte Ltd	**53.4**	43.9	Singapore	Developer and operator of an integrated resort
+ Resorts World Limited	**48.7**	57.6	Isle of Man	Investment holding and investment trading
Resorts World Properties Sdn Bhd	**48.7**	57.6	Malaysia	Investment holding
Resorts World Tours Sdn Bhd	**48.7**	57.6	Malaysia	Provision of tour and travel related services
Roundhay Limited	**95.0**	95.0	Isle of Man	Investment holding
RWB (Labuan) Limited	**48.7**	57.6	Labuan, Malaysia	Offshore financing
R.W. Investments Limited	**48.7**	57.6	Isle of Man	Investment holding
+ Sanyen Oil & Gas Pte Ltd	**95.0**	95.0	Singapore	Oil & gas exploration
Sawit Sukau Usahasama Sdn Bhd	**30.6**	30.9	Malaysia	Plantation
Sedby Limited	**53.4**	58.5	Isle of Man	Investment holding
Seraya Mayang Sdn Bhd	**48.7**	57.6	Malaysia	Investment holding
Setiabahagia Sdn Bhd	**48.7**	57.6	Malaysia	Property development
Setiacahaya Sdn Bhd	**77.4**	77.6	Malaysia	Property investment
Setiamas Sdn Bhd	**54.8**	55.2	Malaysia	Plantation and property development
Setiaseri Sdn Bhd	**48.7**	57.6	Malaysia	Renting of its apartment
Sierra Springs Sdn Bhd	**48.7**	57.6	Malaysia	Investment holding
+ Spielers Casino (Southend) Limited	**53.4**	58.5	United Kingdom	Casino operator
Sri Nangatayap Pte Ltd	**54.8**	55.2	Singapore	Investment holding
Stake Excellent Sdn Bhd	**48.7**	57.6	Malaysia	Support services
+ Stanley Casinos Holdings Limited	**53.4**	58.5	United Kingdom	Investment holding
+ Stanley Casinos Limited	**53.4**	58.5	United Kingdom	Casino operator
+ Stanley Genting Casinos Limited	**53.4**	58.5	United Kingdom	Investment holding
+ Stanley Interactive Limited	**53.4**	58.5	United Kingdom	Internet sports betting
+ Stanley Leisure Quest Trustees Limited	**53.4**	58.5	United Kingdom	Trustee company
+ Stanley Overseas Holdings Limited	**53.4**	58.5	United Kingdom	Investment holding
+ Star Eagle Holdings Limited	**53.4**	58.5	British Virgin Islands	Investment holding
* Suzhou Coastal Cogeneration Power Company Ltd	**60.0**	60.0	China	Generation and supply of electric power
Sweet Bonus Sdn Bhd	**29.2**	34.6	Malaysia	Renting part of its leasehold land

47. SUBSIDIARIES AND ASSOCIATES (cont'd)

	Effective Percentage of Ownership		Country of incorporation	Principal activities
	2007	2006		
+ Tameview Properties Limited	**53.4**	58.5	United Kingdom	Property company
Technimode Enterprises Sdn Bhd	**54.8**	55.2	Malaysia	Property investment
Torrens Limited	**97.7**	97.7	Isle of Man	Investment holding
+ Triangle Casino (Bristol) Limited	**53.4**	58.5	United Kingdom	Casino operator
Trushidup Plantations Sdn Bhd	**54.8**	55.2	Malaysia	Investment holding
Vestplus Sdn Bhd	**48.7**	57.6	Malaysia	Sale and letting of completed apartment units
Wawasan Land Progress Sdn Bhd	**54.8**	55.2	Malaysia	Plantation
+ WEB Energy Ltd	**100.0**	100.0	Mauritius	Investments
Westcliff Casinos Limited	**53.4**	58.5	United Kingdom	Casino operator
+ Westcliff (CG) Limited	**53.4**	58.5	United Kingdom	Trading
+ Widuri Pelangi Sdn Bhd	**48.7**	57.6	Malaysia	Golf resort and hotel business
WorldCard Overseas Holdings Limited	**53.4**	-	Isle of Man	Investment holding
WorldCard Services Sdn Bhd (formerly known as Genting WorldCard Sdn Bhd)	**53.4**	58.5	Malaysia	Management of loyalty programme services
* Wuxi Huada Gas Turbine Electric Power Company	**60.0**	60.0	China	Generation and sale of electric power
Azzon Limited	**54.8**	55.2	Isle of Man	Dormant
+ Advanced Technologies Limited	**53.4**	58.5	Dominica	Dormant
Amalgamated Rubber (Penang) Sdn Bhd	**54.8**	55.2	Malaysia	Dormant
+ Annabel's Casino Limited	**53.4**	58.5	United Kingdom	Dormant
AR Property Development Sdn Bhd	**54.8**	55.2	Malaysia	Dormant
Asiatic Green Tech Sdn Bhd	**54.8**	55.2	Malaysia	Dormant
Asiatic Overseas Limited	**54.8**	55.2	Isle of Man	Dormant
+ Baychain Limited	**53.4**	58.5	United Kingdom	Dormant
+ C C Derby Limited	**53.4**	58.5	United Kingdom	Dormant
+ Capital Casinos Group Limited	**53.4**	58.5	United Kingdom	Dormant
+ Capital Clubs Limited	**53.4**	58.5	United Kingdom	Dormant
+ Capital Corporation (Holdings) Limited	**53.4**	58.5	United Kingdom	Dormant
+ Capital Corporation Limited	**53.4**	58.5	United Kingdom	Dormant
+ Cascades Casinos Limited	**53.4**	58.5	United Kingdom	Dormant
+ Cascades Clubs Limited	**53.4**	58.5	United Kingdom	Dormant
+ Castle Casino Limited	**53.4**	58.5	United Kingdom	Dormant
Cengkeh Emas Sdn Bhd	**54.8**	55.2	Malaysia	Dormant
+ Churchstirling Limited	**53.4**	58.5	United Kingdom	Dormant
+ Cotedale Limited	**53.4**	58.5	United Kingdom	Dormant
+ Crockfords Club Limited	**53.4**	58.5	United Kingdom	Dormant
+ Crockfords Investments Limited	**53.4**	58.5	Guernsey	Dormant
+ Cromwell Sporting Enterprises Limited	**53.4**	58.5	United Kingdom	Dormant
Dasar Pinggir (M) Sdn Bhd	**97.7**	97.7	Malaysia	Dormant
+ Dealduo Limited	**53.4**	58.5	United Kingdom	Dormant
Dianti Plantations Sdn Bhd	**54.8**	55.2	Malaysia	Dormant
Drawlink Limited	**53.4**	58.5	United Kingdom	Dormant
Equarius Pte Ltd	**53.4**	43.9	Singapore	Dormant
+ Gameover Limited	**53.4**	58.5	United Kingdom	Dormant
Genting International Paper (Netherlands) B.V.	**100.0**	100.0	Netherlands	Dormant
Genting Newsprint Sdn Bhd	**100.0**	100.0	Malaysia	Dormant
+ Genting Property Limited (formerly known as Genting Overseas Investments Limited)	**100.0**	100.0	Isle of Man	Dormant
+ Genting Sanyen Paper Pte Ltd	**97.7**	97.7	Singapore	Dormant
Genting Studio Sdn Bhd	**48.7**	57.6	Malaysia	Dormant
Glugor Development Sdn Bhd	**54.8**	55.2	Malaysia	Dormant

47. SUBSIDIARIES AND ASSOCIATES (cont'd)

	Effective Percentage of Ownership		Country of incorporation	Principal activities
	2007	2006		
+ Hazelman Limited	**53.4**	58.5	United Kingdom	Dormant
+ Incomeactual Limited	**53.4**	58.5	United Kingdom	Dormant
Infomart Sdn Bhd	**100.0**	100.0	Malaysia	Dormant
+ International Sporting Club (London) Limited	**53.4**	58.5	United Kingdom	Dormant
Jamberoo Limited	**95.0**	95.0	Isle of Man	Dormant
Kenyalang Borneo Sdn Bhd	**54.8**	55.2	Malaysia	Dormant
Kituva Plantations Sdn Bhd	**54.8**	55.2	Malaysia	Dormant
+ L Stanley (Bermuda) Ltd	**18.7**	20.5	Bermuda	Dormant
+ Laila Limited	**95.0**	95.0	Isle of Man	Dormant
+ Langway Limited	**53.4**	58.5	United Kingdom	Dormant
+ Metro Leisure Group Limited	**53.4**	58.5	United Kingdom	Dormant
+ Palm Beach Club Limited	**53.4**	58.5	United Kingdom	Dormant
+ Pellanfayre Limited	**53.4**	58.5	United Kingdom	Dormant
Plantation Latex (Malaya) Sdn Bhd	**54.8**	55.2	Malaysia	Dormant
Resorts Overseas Investments Limited	**48.7**	57.6	Isle of Man	Dormant
Sahabat Alam Sdn Bhd	**97.7**	97.7	Malaysia	Dormant
Sorona Limited	**100.0**	100.0	Isle of Man	Dormant
+ Sportcrest Limited	**53.4**	58.5	United Kingdom	Dormant
+ St Aubin Properties Limited	**53.4**	58.5	United Kingdom	Dormant
+ Stanley Leisure (Canada) Limited	**53.4**	58.5	Canada	Dormant
+ Stanley Leisure Group (Malta) Limited	**53.4**	58.5	Malta	Dormant
+ Stanley Leisure Holdings (Malta) Limited	**53.4**	58.5	Malta	Dormant
+ Stanley Leisure (Ireland)	**53.4**	58.5	Ireland	Dormant
+ Stanley Leisure Trading (Malta) Limited	**53.4**	58.5	Malta	Dormant
+ Stanley Online Limited	**53.4**	58.5	United Kingdom	Dormant
+ Stanleybet Limited	**53.4**	58.5	United Kingdom	Dormant
+ Stanley Snooker Clubs Limited	**53.4**	58.5	United Kingdom	Dormant
+ Star City Casino Limited	**53.4**	58.5	United Kingdom	Dormant
+ The Colony Club Limited	**53.4**	58.5	United Kingdom	Dormant
+ The Kings Casino (Yarmouth) Limited	**53.4**	58.5	United Kingdom	Dormant
+ The Midland Wheel Club Limited	**53.4**	58.5	United Kingdom	Dormant
+ Tower Casino Group Limited	**53.4**	58.5	United Kingdom	Dormant
+ Tower Clubs Management Limited	**53.4**	58.5	United Kingdom	Dormant
+ TV-AM (News) Limited	**53.4**	58.5	United Kingdom	Dormant
+ TV-AM Enterprises Limited	**53.4**	58.5	United Kingdom	Dormant
+ TV-AM Limited	**53.4**	58.5	United Kingdom	Dormant
Waxwood Sdn Bhd	**29.2**	34.6	Malaysia	Dormant
+ William Crockford Limited	**53.4**	58.5	United Kingdom	Dormant
+ Worthchance Limited	**53.4**	58.5	United Kingdom	Dormant
Aliran Tunas Sdn Bhd	**48.7**	-	Malaysia	Pre-operating
Asiatic Awanpura Sdn Bhd	**54.8**	55.2	Malaysia	Pre-operating
Asiatic Commodities Trading Sdn Bhd	**54.8**	55.2	Malaysia	Pre-operating
Asiatic Equities (S'pore) Pte Ltd	**54.8**	55.2	Singapore	Pre-operating
Asiatic Vegetable Oils Refinery Sdn Bhd	**54.8**	55.2	Malaysia	Pre-operating
Awana Hotels & Resorts Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Awana Vacation Resorts Management Sdn Bhd	**100.0**	100.0	Malaysia	Pre-operating
Cosmo-Jupiter Berhad (formerly known as Cosmo-Jupiter Sdn Bhd)	**54.8**	-	Malaysia	Pre-operating
Duta Rancak Sdn Bhd	**97.7**	97.7	Malaysia	Pre-operating
EGenting Singapore Pte Ltd (formerly known as S.E.E.D Resort Pte Ltd)	**53.4**	29.3	Singapore	Pre-operating
Equarius Resort Sdn Bhd	**53.4**	29.3	Malaysia	Pre-operating

47. SUBSIDIARIES AND ASSOCIATES (cont'd)

	Effective Percentage of Ownership 2007	Effective Percentage of Ownership 2006	Country of Incorporation	Principal activities
Gecoun Limited	**100.0**	100.0	Isle of Man	Pre-operating
Genas Sdn Bhd	**48.7**	57.6	Malaysia	Pre-operating
Genawan Sdn Bhd	**48.7**	57.6	Malaysia	Pre-operating
Gentas Sdn Bhd	**48.7**	57.6	Malaysia	Pre-operating
Gentasa Sdn Bhd	**48.7**	57.6	Malaysia	Pre-operating
Genting Biofuels Sdn Bhd	**97.7**	97.7	Malaysia	Pre-operating
Genting International Corp	**53.4**	58.5	United States of America	Pre-operating
Genting Investments Corp	**100.0**	-	United States of America	Pre-operating
+ Genting Oil Kasuri Pte Ltd	**95.0**	-	Singapore	Pre-operating
Genting Petroleum Ventures Limited	**95.0**	95.0	Isle of Man	Pre-operating
Genting Power Indonesia Limited	**100.0**	100.0	Isle of Man	Pre-operating
Genting Power International Limited	**100.0**	100.0	Isle of Man	Pre-operating
Genting Power Philippines Limited	**100.0**	100.0	Isle of Man	Pre-operating
Genting Risk Management (Labuan) Limited	**100.0**	100.0	Labuan, Malaysia	Pre-operating
Genting Sanyen Incineration Sdn Bhd	**97.7**	97.7	Malaysia	Pre-operating
Genting Sanyen Indonesia Limited	**95.0**	95.0	Isle of Man	Pre-operating
Genting Stanley Alderney Limited	**53.4**	-	Alderney Channel Islands	Pre-operating
Genting Star (Macau) Limited	**53.4**	58.5	Macau	Pre-operating
Genting Star Limited	**53.4**	58.5	British Virgin Islands	Pre-operating
Genting Theme Park Sdn Bhd	**48.7**	57.6	Malaysia	Pre-operating
Gentinggi Quarry Sdn Bhd	**48.7**	57.6	Malaysia	Pre-operating
Green Synergy Limited	**97.7**	-	Hong Kong	Pre-operating
GP China Limited	**100.0**	100.0	Isle of Man	Pre-operating
Highlands Exploration Limited	**95.0**	95.0	Isle of Man	Pre-operating
Highlands Power Development Limited	**100.0**	100.0	Isle of Man	Pre-operating
Hitechwood Sdn Bhd	**29.2**	34.6	Malaysia	Pre-operating
Infinity At TheBay Sdn Bhd	**53.4**	29.3	Malaysia	Pre-operating
Ikhlas Tiasa Sdn Bhd	**48.7**	57.6	Malaysia	Pre-operating
Jomara Sdn Bhd	**29.2**	34.6	Malaysia	Pre-operating
Ketapang Holdings Pte Ltd	**54.8**	55.2	Singapore	Pre-operating
Laserwood Sdn Bhd	**29.2**	34.6	Malaysia	Pre-operating
+ Lestari Listrik Pte Ltd	**100.0**	100.0	Singapore	Pre-operating
Lingkaran Cergas Sdn Bhd	**48.7**	-	Malaysia	Pre-operating
Maxims Casinos Limited	**53.4**	58.5	United Kingdom	Pre-operating
+ Maxims Clubs Pte Ltd	**53.4**	58.5	Singapore	Pre-operating
Maxims Clubs Sdn Bhd	**53.4**	58.5	Malaysia	Pre-operating
Merriwa Sdn Bhd	**48.7**	57.6	Malaysia	Pre-operating
Nature Base Sdn Bhd	**48.7**	-	Malaysia	Pre-operating
Neutrino Space Sdn Bhd	**29.2**	34.6	Malaysia	Pre-operating
Orbit Crescent Sdn Bhd	**54.8**	55.2	Malaysia	Pre-operating
Oxalis Limited	**97.7**	97.7	Isle of Man	Pre-operating
Palomino World (UK) Limited	**53.4**	58.5	United Kingdom	Pre-operating
Phoenix Track Sdn Bhd	**48.7**	-	Malaysia	Pre-operating
Possible Affluent Sdn Bhd	**29.2**	34.6	Malaysia	Pre-operating
Rapallo Sdn Bhd	**29.2**	34.6	Malaysia	Pre-operating
Resorts World Spa Sdn Bhd	**48.7**	57.6	Malaysia	Pre-operating
R.W. Overseas Investments Limited	**48.7**	57.6	Isle of Man	Pre-operating
Sandai Maju Pte Ltd	**54.8**	55.2	Singapore	Pre-operating
Space Fair Sdn Bhd	**29.2**	34.6	Malaysia	Pre-operating
Sri Kenyalang Pte Ltd	**54.8**	55.2	Singapore	Pre-operating

47. SUBSIDIARIES AND ASSOCIATES (cont'd)

	Effective Percentage of Ownership		Country of incorporation	Principal activities
	2007	2006		
+ Stanley Genting Casinos (Leeds) Limited	**53.4**	58.5	United Kingdom	Pre-operating
+ Swallow Creek Limited	**95.0**	95.0	Isle of Man	Pre-operating
Tamanaco Limited	**100.0**	-	Isle of Man	Pre-operating
Tetha Limited	**95.0**	95.0	Isle of Man	Pre-operating
Tullamarine Sdn Bhd	**29.2**	34.6	Malaysia	Pre-operating
Twinkle Glow Sdn Bhd	**29.2**	34.6	Malaysia	Pre-operating
Twinmatics Sdn Bhd	**48.7**	57.6	Malaysia	Pre-operating
+ Vestplus (Hong Kong) Limited	**48.7**	57.6	Hong Kong, SAR	Pre-operating
Vintage Action Sdn Bhd	**29.2**	34.6	Malaysia	Pre-operating
Yarrawin Sdn Bhd	**29.2**	34.6	Malaysia	Pre-operating
+ Best Track International Limited	**48.7**	57.6	Mauritius	Pending deregistration
+ Genting Power (Swiss) GmbH	**100.0**	100.0	Switzerland	Pending liquidation
* Myanmar Genting Sanyen Limited	**100.0**	100.0	Myanmar	Pending liquidation
Genting Power (Putian) Management Company Ltd	**100.0**	100.0	China	Pending liquidation
Coastal Nanjing Investor Ltd	**-**	100.0	Cayman Islands	Deregistered
Coastal Nanjing Manager Ltd	**-**	100.0	Cayman Islands	Deregistered
Coastal Suzhou Investor Ltd	**-**	100.0	Cayman Islands	Deregistered
Coastal Suzhou Manager Ltd	**-**	100.0	Cayman Islands	Deregistered
Coastal Wuxi Investor Ltd	**-**	100.0	Cayman Islands	Deregistered
Coastal Wuxi New District Ltd	**-**	100.0	Cayman Islands	Deregistered
Coastal Wuxi Manager Ltd	**-**	100.0	Cayman Islands	Deregistered
+ Bolus d.o.o.	**-**	17.5	Croatia	Disposed off
+ Eurototo Limited	**-**	29.3	United Kingdom	Disposed off
Genting Sanyen Industrial Paper Sdn Bhd	**-**	97.7	Malaysia	Disposed off
Genting Sanyen Paperboard Sdn Bhd	**-**	97.7	Malaysia	Disposed off
Genting Sanyen Sales & Marketing Services Sdn Bhd	**-**	97.7	Malaysia	Disposed off
Genting Sanyen Utilities & Services Sdn Bhd	**-**	97.7	Malaysia	Disposed off
GS Packaging Industries (M) Sdn Bhd	**-**	97.7	Malaysia	Disposed off
Ideal Meridian Sdn Bhd	**-**	97.7	Malaysia	Disposed off
Persis Hijau Sdn Bhd	**-**	97.7	Malaysia	Disposed off
+ Stanley International Betting Limited	**-**	29.3	United Kingdom	Disposed off
+ Stanleybet Belgium SA/NV	**-**	29.3	Belgium	Disposed off
+ Stanleybet International Limited	**-**	29.3	United Kingdom	Disposed off
+ Apuestas Deportivas y Competicion 2003SA	**-**	14.6	Spain	Disposed off
+ Europe Betting SA	**-**	29.3	Spain	Disposed off
+ Stanley Lietuva	**-**	29.3	Lituania	Disposed off
+ Stanleybet (Cyprus) Limited	**-**	29.3	Cyprus	Disposed off
+ Stanleybet Deutschland GmbH	**-**	29.3	Germany	Disposed off
+ Stanleybet Sports Limited	**-**	21.9	United Kingdom	Disposed off
Associates				
* Aban Power Company Limited	**36.3**	36.3	India	Generation and supply of electric power
* Asiatic Ceramics Sdn Bhd	**26.9**	27.0	Malaysia	In receivership
+ Lanco Kondapalli Power Pvt Ltd	**30.0**	30.0	India	Generation and supply of electric power
* Landmarks Berhad	**30.3**	25.0	Malaysia	Resort, property investment and property development
Serian Palm Oil Mill Sdn Bhd	**21.9**	22.1	Malaysia	Fresh fruit bunches processing
* Sri Gading Land Sdn Bhd	**26.9**	27.0	Malaysia	Property development
+ Star Cruises Limited (ceased as an associate as set out in Note 25)	**-**	21.0	Isle of Man & continued into Bermuda on 9 October 2000	Cruise and cruise related operations

* The financial statements of these companies are audited by firms other than the auditors of the Company.

\+ The financial statements of these companies are audited by member firms of PricewaterhouseCoopers International Limited which are separate and independent legal entities from PricewaterhouseCoopers, Malaysia.

STATEMENT ON DIRECTORS' RESPONSIBILITY

Pursuant to Paragraph 15.27 (a) of the Listing Requirements of Bursa Malaysia Securities Berhad

As required under the Companies Act, 1965 ("Act"), the Directors of Genting Berhad have made a statement expressing an opinion on the financial statements. The Board is of the opinion that the financial statements have been drawn up in accordance with MASB Approved Accounting Standards in Malaysia for Entities Other Than Private Entities so as to give a true and fair view of the financial position of the Company and the Group for the financial year ended 31 December 2007.

In the process of preparing these financial statements, the Directors have reviewed the accounting policies and practices to ensure that they were consistently applied throughout the financial year. In cases where judgement and estimates were made, they were based on reasonableness and prudence.

Additionally, the Directors have relied on the internal control systems to ensure that the information generated for the preparation of the financial statements from the underlying accounting records is accurate and reliable.

This statement is made in accordance with a resolution of the Board dated 28 February 2008.

STATUTORY DECLARATION

Pursuant to Section 169 (16) of the Companies Act, 1965

I, **CHONG KIN LEONG**, the Officer primarily responsible for the financial management of **GENTING BERHAD**, do solemnly and sincerely declare that the financial statements set out on pages 53 to 113 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed)
CHONG KIN LEONG at KUALA LUMPUR on) **CHONG KIN LEONG**
28 February 2008

Before me,

DATO' NG MANN CHEONG
Commissioner for Oaths
Kuala Lumpur

REPORT OF THE AUDITORS

to the Members of Genting Berhad

We have audited the financial statements set out on pages 53 to 113. These financial statements are the responsibility of the Company's Directors. It is our responsibility to form an independent opinion, based on our audit, on these financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and MASB Approved Accounting Standards in Malaysia for Entities Other Than Private Entities so as to give a true and fair view of:

   i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

   ii) the state of affairs of the Group and the Company as at 31 December 2007 and of the results and cash flows of the Group and the Company for the financial year ended on that date;

and

b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiaries of which we have not acted as auditors are indicated in Note 47 to the financial statements. We have considered the financial statements of these subsidiaries and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under subsection 3 of section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

LEE TUCK HENG
(No. 2092/09/08 (J))
Partner of the firm

Kuala Lumpur
28 February 2008

Amounts in RM million unless otherwise stated	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Revenue	**8,483.8**	6,418.6	5,454.1	4,647.0	4,237.1	3,534.7	3,148.4	3,338.6	3,077.4	3,369.8
Profit/(loss) before taxation	**3,394.5**	2,703.9	2,434.3	1,773.5	1,548.4	1,525.4	1,000.0	(373.0)	1,506.1	884.8
Taxation	**(662.2)**	(500.0)	(622.6)	(339.4)	(466.8)	(422.5)	(352.8)	(301.5)	0.5	(338.5)
Profit/(loss) for the financial year	**2,562.3**	2,242.5	1,811.7	1,434.1	1,081.6	1,102.9	647.2	(674.5)	1,506.6	546.3
Profit/(loss) attributable to equity holders of the Company	**1,988.9**	1,504.2	1,247.0	928.0	713.8	756.5	452.1	(246.2)	1,101.6	414.7
Share capital (net of treasury shares)	**363.2**	369.4	352.7	352.3	352.2	352.2	352.2	352.2	352.2	352.2
Retained earnings	**10,507.5**	9,524.2	8,158.6	7,034.3	6,220.1	5,608.2	4,948.9	4,592.6	4,915.7	3,908.0
Other reserves	**1,484.3**	1,401.1	517.9	481.9	472.5	465.8	459.6	464.6	547.1	536.4
	12,355.0	11,294.7	9,029.2	7,868.5	7,044.8	6,426.2	5,760.7	5,409.4	5,815.0	4,796.6
Minority interests	**9,182.3**	5,372.2	4,898.1	3,432.1	3,035.9	2,404.7	2,121.4	2,017.2	2,544.5	2,138.0
Non-current liabilities	**5,721.7**	7,206.5	3,132.1	3,540.7	2,802.5	1,303.5	1,373.0	688.9	359.2	345.2
	27,259.0	23,873.4	17,059.4	14,841.3	12,883.2	10,134.4	9,255.1	8,115.5	8,718.7	7,279.8
Property, plant and equipment	**8,903.0**	8,989.3	6,087.0	5,733.3	5,592.9	4,280.4	4,241.4	3,779.6	3,286.1	3,108.9
Land held for property development	**495.3**	488.8	488.0	495.1	513.7	525.1	621.9	631.2	653.6	631.9
Plantation development	**469.5**	445.3	429.7	414.9	294.9	261.6	209.8	204.3	200.8	197.0
Leasehold land use rights	**1,767.9**	383.1	395.8	374.9	306.4	306.2	236.5	176.3	172.9	185.2
Intangible assets	**4,689.4**	5,372.6	101.1	10.9	-	-	-	-	-	-
Exploration costs	**312.5**	219.8	39.6	2.8	-	-	-	439.2	437.6	399.2
Associates	**575.2**	2,493.9	2,491.5	2,230.1	2,159.1	2,431.2	2,030.6	1,927.2	1,446.2	1,324.4
Available-for-sale financial asset	**1,505.4**	-	-	-	-	-	-	-	-	-
Other non-current assets	**461.5**	324.6	1,318.8	451.9	64.0	92.6	68.5	165.3	213.3	98.2
Total Non-current Assets	**19,179.7**	18,717.4	11,351.5	9,713.9	8,931.0	7,897.1	7,408.7	7,323.1	6,410.5	5,944.8
Net Current Assets	**8,079.3**	5,156.0	5,707.9	5,127.4	3,952.2	2,237.3	1,846.4	792.4	2,308.2	1,335.0
	27,259.0	23,873.4	17,059.4	14,841.3	12,883.2	10,134.4	9,255.1	8,115.5	8,718.7	7,279.8
Basic earnings/(loss) per share (sen) *	**53.81**	42.57	35.39	26.35	20.27	21.48	12.84	(6.99)	31.28	11.78
Net dividend per share (sen) *	**27.05**	4.65	4.18	3.46	3.10	2.95	2.74	2.74	2.74	2.66
Dividend cover (times)	**2.0**	8.9	8.5	7.6	6.5	7.3	4.7	N/A	11.4	4.4
Current ratio	**3.77**	2.18	4.82	3.92	3.98	2.71	2.89	1.66	4.20	2.26
Net assets per share (RM) *	**3.34**	3.06	2.56	2.23	2.00	1.82	1.64	1.54	1.65	1.36
Return/(loss) (after tax and minority interests) on average shareholders' equity (%)	**16.82**	14.80	14.76	12.45	10.60	12.42	8.10	(4.39)	20.76	8.91
Market share price *										
- highest (RM)	**9.37**	6.63	4.34	3.96	3.78	3.30	2.26	3.60	3.14	2.80
- lowest (RM)	**6.45**	4.22	3.34	2.86	2.26	2.08	1.48	1.75	1.57	1.28

Certain figures relating to the previous years have been reclassified/adjusted to conform with the current year's presentation, mainly due to adoption of new/revised FRSs.

* The comparative figures were recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007.

N/A - Not Applicable

LIST OF PROPERTIES HELD

as at 31st December 2007

LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2007 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)
MALAYSIA						
STATE OF PAHANG DARUL MAKMUR						
1 Genting Highlands, Bentong	Freehold	Built-up : 100,592 sq.metres	18-storey Genting Hotel Complex	207.5	26	1982 (R)
2 Genting Highlands, Bentong	Freehold	Built-up : 95,485 sq.metres	23-storey Resort Hotel & Car Park II	139.2	15	1992 (A)
3 Genting Highlands, Bentong	Freehold	Built-up : 493,750 sq.metres	22-storey First World Hotel & Car Park V	935.8	8	2000 (A)
4 Genting Highlands, Bentong	Freehold	Built-up : 20,516 sq.metres	23-storey Awana Tower Hotel	30.2	14	1993 (A)
5 Genting Highlands, Bentong	Freehold	Built-up : 19,688 sq.metres	10-level Theme Park Hotel	26.7	36	1989 (R)
6 Genting Highlands, Bentong	Freehold	Built-up : 11,902 sq.metres	10-level Theme Park Hotel - Valley Wing	9.7	32	1989 (R)
7 Genting Highlands, Bentong	Freehold	Built-up : 29,059 sq.metres	16-storey Residential Staff Complex I	6.7	24	1989 (R)
8 Genting Highlands, Bentong	Freehold	Built-up : 28,804 sq.metres	19-storey Residential Staff Complex II	16.1	15	1992 (A)
9 Genting Highlands, Bentong	Freehold	Built-up : 89,392 sq.metres	16-storey Residential Staff Complex III & Car Park III	61.6	15	1992 (A)
10 Genting Highlands, Bentong	Freehold	Built-up : 41,976 sq.metres	25-storey Residential Staff Complex V	53.3	11	1996 (A)
11 Genting Highlands, Bentong	Freehold	Built-up : 70,597 sq.metres	25-storey Residential Staff Complex VIII with 5 levels of carpark	71.2	1	2007 (A)
12 Genting Highlands, Bentong	Freehold	Built-up : 4,119 sq.metres	5-storey Ria Staff Residence	0.1	35	1989 (R)
13 Genting Highlands, Bentong	Freehold	Built-up : 4,109 sq.metres	5-storey Sri Layang Staff Residence	20.0	13	1989 (R)
14 Genting Highlands, Bentong	Freehold	Built-up : 18,397 sq.metres	8-level Car Park I	1.9	24	1989 (R)
15 Genting Highlands, Bentong	Freehold	Built-up : 1,086 sq.metres	5-storey Bomba Building	0.7	24	1989 (A)
16 Genting Highlands, Bentong	Freehold	Built-up : 1,503 sq.metres	Petrol Station	2.3	9	1999 (A)
17 Genting Highlands, Bentong	Freehold	Built-up : 4,151 sq.metres	3-storey Lakeside Teahouse	3.4	20	1989 (R)
18 Genting Highlands, Bentong	Freehold	Land : 2 hectares	Man-made Lake	0.7	-	1989 (R)
19 Genting Highlands, Bentong	Freehold	Built-up : 2,769 sq.metres	4-storey Staff Recreation Centre	3.2	15	1992 (A)
20 Genting Highlands, Bentong	Freehold	Built-up : 540 sq.metres	1 unit of Kayangan Apartment	0.1	27	1989 (A)
			1 unit of Kayangan Apartment	0.2	27	1990 (A)
21 Genting Highlands, Bentong	Freehold	Built-up : 7,666 sq.metres	Awana Golf & Country Resort Complex	19.8	21	1989 (R)
22 Genting Highlands, Bentong	Freehold	Built-up : 17,010 sq.metres	174 units of Awana Condominium	22.9	21	1989 (R)
23 Genting Highlands, Bentong	Freehold	Built-up : 8,756 sq.metres	79 units of Ria Apartment (Pahang Tower)	11.5	21	1989 (R)
24 Genting Highlands, Bentong	Freehold	Land : 3,286 hectares	7 plots of land & improvements	253.1	-	1989 (R)
			1 plot of land & improvements	6.0	-	1996 (A)
			10 plots of land & improvements	59.8	-	1989 (R)
			1 plot of land & improvements	0.1	-	1991 (A)
			66 plots of land & improvements	244.5	-	1989 (R)
			3 plots of land & improvements	24.9	-	2002 (A)
			13 plots of land & improvements	9.8	-	1995 (R)
25 Genting Highlands, Bentong	Leasehold (unexpired lease period of 86 years)	Land : 6 hectares	2 plots of land & improvements	0.4	-	1994 (A)
26 Genting Highlands, Bentong	Leasehold (unexpired lease period of 51 years)	Land : 5 hectares	3 plots of land	0.6	-	1995 (A)
27 Genting Highlands, Bentong	Leasehold (unexpired lease period of 83 years)	Land : 3 hectares	1 plot of educational land	1.2	-	2000 (A)
28 Bukit Tinggi, Bentong	Leasehold (unexpired lease period of 87 years)	Built-up : 49 sq.metres	1 unit of Meranti Park Apartment, Bukit Tinggi Resort	0.1	8	1999 (A)
29 Mentakab, Temerloh	Freehold	Land : 84 hectares	Vacant housing development land	4.6	-	1989 (R)
30 Beserah, Kuantan	Freehold	Land : 3 hectares Built-up : 713 sq.metres	2 plots of agriculture land with residential bungalow	1.2	21	1987 (A)
31 Beserah, Kuantan	Freehold	Land : 4 hectares	4 plots of vacant agriculture land	0.9	-	1989/1991 (A)
STATE OF SELANGOR DARUL EHSAN						
1 Genting Highlands, Hulu Selangor	Freehold	Built-up : 149,941 sq.metres	28-storey Highlands Hotel & Car Park IV	409.8	11	1997 (A)
2 Genting Highlands, Hulu Selangor	Freehold	Land : 6 hectares	2 plots of building land	6.1	-	1993 (A)
		Built-up : 47,715 sq.metres	5-storey Genting Skyway Station Complex with 4-level of basement carpark	68.9	11	1997 (A)

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2007 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)
3	Genting Highlands, Hulu Selangor	Freehold	Built-up : 3,008 sq.metres	2-storey & 4-storey Gohtong Jaya Security Buildings	5.7	10	1998 (A)
4	Genting Highlands, Hulu Selangor	Freehold	Built-up : 6,073 sq.metres	53 units of Ria Apartment (Selangor Tower)	7.5	21	1989 (R)
5	Genting Highlands, Hulu Selangor	Freehold	Land : 598 hectares	3 plots of building land 18 plots of building land 7 plots of building land	12.3 41.6 10.4	- - -	1989 (R) 1995 (R) 1993 (A)
6	Genting Highlands, Gombak	Freehold	Land : 394 hectares	2 plots of vacant building land	28.8	-	1995 (R)
7	Batang Kali, Hulu Selangor	Freehold	Land : 9 hectares	1 plot of vacant agriculture land	2.1	-	1994 (A)
8	Ulu Yam, Hulu Selangor	Freehold	Land : 38 hectares	1 plot of vacant building land	15.0	-	1994 (A)
9	Ulu Yam, Hulu Selangor	Freehold	Land : 4 hectares	3 plots of vacant agriculture land	1.0	-	1994 (A)
10	Mukim Tanjung Dua Belas, Kuala Langat	Freehold	Land : 19 hectares Built-up : 183,593 sq.metres	1 plot of industrial land with power plant complex	36.9	16	1990 (A)
11	Mukim Tanjung Dua Belas, Kuala Langat	Leasehold (unexpired lease period of 68 years)	Land : 19 hectares	24 plots of industrial land with factory	5.3	7	1994 (A)
12	Mukim Tanjung Dua Belas, Kuala Langat	Leasehold (unexpired lease period of 89 years)	Land : 2 hectares	1 plot of industrial land	1.4	-	1994 (A)
13	Pulau Indah, Klang	Leasehold (unexpired lease period of 88 years)	Land : 47 hectares	13 plots of vacant industrial land & improvements	45.3	-	1997 (A)
14	Bangi Factory, Selangor	Leasehold (unexpired lease period of 79 years)	Land : 12,140 sq.metres Built-up : 5,556 sq.metres	1 plot of industrial land with factory	2.6	26	1990 (A)
FEDERAL TERRITORY OF KUALA LUMPUR							
1	Taman U Thant, Kuala Lumpur	Freehold	Built-up : 178 sq.metres	1 unit of Desa Angkasa Apartment	0.2	21	1988 (A)
2	Jalan Sultan Ismail, Kuala Lumpur	Freehold	Land : 3,940 sq.metres Built-up : 63,047 sq.metres	Wisma Genting - 25-level office building with 6-level basement	97.0	22	1983/1991 (A)
3	Segambut, Kuala Lumpur	Leasehold (unexpired lease period of 67 years)	Land : 4 hectares Built-up : 2,601 sq.metres	Store, helicopter, bus and limousine depot	9.2	32	1982 (A)
STATE OF TERENGGANU DARUL IMAN							
1	Kijal, Kemaman	Leasehold (unexpired lease period of 84 years)	Land : 262 hectares	4 plots of resort/property development land	44.2	-	1996 (A)
			Land : 51 hectares Built-up : 35,563 sq.metres Built-up : 1,757 sq.metres Built-up : 7,278 sq.metres	18-hole Awana Kijal Golf Course 7-storey Awana Kijal Hotel 27 units of Baiduri Apartment 96 units of Angsana Apartment	11.6 89.2 2.5 10.0	- 11 13 12	1997 (A) 1997 (A) 1995 (A) 1996 (A)
		Leasehold (unexpired lease period of 84 years)	Land : 18 hectares	17 plots of resort/property development land	1.5	-	2002 (A)
		Leasehold (unexpired lease period of 94 years)	Land : 10 hectares	1 plot of resort/property development land	1.7	-	1995 (R)
STATE OF KEDAH DARUL AMAN							
1	Tanjung Malai, Langkawi	Leasehold (unexpired lease periof of 80 years)	Land : 14 hectares Built-up : 20,957 sq.metres	5 plots of building land 3-5 storey Awana Langkawi Hotel, Convention Centre, Multipurpose Hall	11.1 58.6	- 10	1997 (A) 1997 (A)
STATE OF JOHORE							
1	Kluang, Johor	Freehold	Built-up : 1,103 sq.metres	1 unit of bio oil factory	1.6	2	2006 (A)
ESTATES/PROPERTY DEVELOPMENT ("PD")							
1	ASIATIC Bukit Sembilan Estate, Baling/Sg. Petani/ Jitra, Kedah	Freehold	Estate : 1,314 hectares PD : 147 hectares	Oil palm estate, property development and golf course & clubhouse	60.0	12	1981 (R)
2	ASIATIC Selama Estate, Serdang & Kulim, Kedah/ Selama, Perak	Freehold	Estate : 1,852 hectares	Oil palm estate	24.5	-	1981 (R)
3	ASIATIC Sepang Estate, Sepang & Ulu Langat, Selangor	Freehold	Estate : 666 hectares	Oil palm estate	14.3	-	1981 (R)
4	ASIATIC Tebong Estate, Jasin & Alor Gajah, Melaka/ Tampin & Kuala Pilah, Negeri Sembilan	Freehold	Estate : 2,321 hectares	Oil palm estate	29.6	-	1981 (R)

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2007 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)
5	ASIATIC Cheng Estate, Melaka Tengah, Alor Gajah & Kuala Linggi, Melaka	Freehold	Estate : 793 hectares PD : 4 hectares	Oil palm estate and property development	22.6	-	1981 (R)
6	ASIATIC Tanah Merah Estate, Tangkak, Johor	Freehold	Estate : 1,801 hectares	Oil palm estate	25.7	-	1981 (R)
7	ASIATIC Sg. Rayat Estate, Batu Pahat, Johor	Freehold	Estate : 1,707 hectares	Oil palm estate	29.6	-	1983 (A)
8	ASIATIC Sri Gading Estate, Batu Pahat, Johor	Freehold	Estate : 3,556 hectares PD : 72 hectares	Oil palm estate and property development	77.6	-	1983 (A)
9	ASIATIC Sing Mah Estate, Air Hitam, Johor	Freehold	Estate : 669 hectares	Oil palm estate and mill	12.9	27	1983 (A)
10	ASIATIC Kulai Besar Estate, Kulai/Simpang Renggam, Johor	Freehold	Estate : 2,763 hectares PD : 103 hectares	Oil palm estate, property development, Asiatic Indahpura Sports City and Car City	357.1	-	1983 (A)
11	ASIATIC Setiamas Estate, Kulai & Batu Pahat, Johor	Freehold	Estate : 134 hectares PD : 100 hectares	Oil palm estate and property development	77.0	-	1996 (A)
12	ASIATIC Sabapalm Estate, Labuk Valley Sandakan, Sabah	Leasehold (unexpired lease period of 78-880 years)	Estate : 4,360 hectares	Oil palm estate and mill	44.1	37	1991 (A)
13	ASIATIC Tanjung Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 79-89 years)	Estate : 4,345 hectares	Oil palm estate and mill	44.1	13	1988 & 2001 (A)
14	ASIATIC Bahagia Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 78-79 years)	Estate : 4,548 hectares	Oil palm estate	48.4	-	1988 & 2003 (A)
15	ASIATIC Tenegang Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 81 years)	Estate : 4,047 hectares	Oil palm estate	33.9	-	1990 (A)
16	ASIATIC Landworthy Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 76 years)	Estate : 4,039 hectares	Oil palm estate	36.9	-	1992 (A)
17	ASIATIC Layang Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 83 years)	Estate : 1,683 hectares	Oil palm estate	19.8	-	1993 (A)
18	Residential bungalows, Sandakan, Sabah	Leasehold (unexpired lease period of 880 years)	Land : 1,206 sq.metres Built-up : 374 sq.metres	2 units of 2-storey intermediate detached house	0.1	23	1991 (A)
19	ASIATIC Vegetable Oils Refinery, Sandakan, Sabah	Leasehold (unexpired lease period of 73 years)	Land : 8 hectares	Vacant land	2.2	-	1992 (A)
20	ASIATIC Jambongan Estate, Beluran, Sabah	Leasehold (unexpired lease period of 26-93 years)	Land : 3,711 hectares	Oil palm estate	62.4	-	2001 - 2004 (A)
21	ASIATIC Indah & ASIATIC Permai Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 89 years)	Land : 8,830 hectares	Oil palm estate	124.9	-	2001 (A)
22	ASIATIC Mewah Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 76-883 years)	Land : 5,611 hectares	Oil palm estate and mill	119.1	11	2002 (A)
23	ASIATIC Sekong Estate & ASIATIC Suan Lamba Estate Kinabatangan, Sabah	Leasehold (unexpired lease period of 15-91 years)	Land : 6,755 hectares	Oil palm estate and mill	187.5	11	2004 (A)
24	ASIATIC Regional Office, Wisma Asiatic, Sandakan, Sabah	Leasehold (unexpired lease period of 93 years)	Built-up : 2,023 sq.metres	Office	2.9	5	2004 (A)
INDONESIA							
1	Ketapang, Kalimantan Barat	Leasehold (unexpired lease period of 30 years)	Land : 14,261 hectares	Oil palm estate	38.3	-	2006 (A)
UNITED KINGDOM							
1	Hyde Park, London	Leasehold (unexpired lease period of 969 years)	Built-up : 286 sq.metres	2 units of residential apartment at Hyde Park Towers	1.2	28	1980 / 1996 (A)
2	Maxims Casino Club, Kensington	Freehold	Built-up : 1,445 sq.metres	Casino Club	39.1	145	2005 (A)
3	Newcastle	Freehold	Built-up : 1,464 sq.metres	Casino Club	20.9	13	2006 (A)
4	Salford-Albion	Freehold	Built-up : 1,058 sq.metres	Casino Club	11.5	10	2006 (A)
5	Wirral	Freehold	Built-up : 860 sq.metres	Casino Club	4.4	28	2006 (A)

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2007 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)
6	Leicester / East Bond	Freehold	Built-up : 755 sq.metres	Casino Club	1.1	28	2006 (A)
7	Bournemouth	Freehold	Built-up : 860 sq.metres	Casino Club	7.5	108	2006 (A)
8	Southport	Freehold	Built-up : 762 sq.metres	Casino Club	7.7	128	2006 (A)
9	Southampton	Freehold	Built-up : 797 sq.metres	Casino Club	10.5	108	2006 (A)
10	Bolton	Freehold	Built-up : 808 sq.metres	Casino Club	5.7	108	2006 (A)
11	Berk Glasgow	Freehold	Built-up : 3,402 sq.metres	Casino Club	18.1	121	2006 (A)
12	Berk Edin.	Freehold	Built-up : 832 sq.metres	Casino Club	0.1	121	2006 (A)
13	Coventry 2	Freehold	Built-up : 1,105 sq.metres	Casino Club	9.5	208	2006 (A)
14	AB Bristol	Freehold	Built-up : 573 sq.metres	Casino Club	8.6	61	2006 (A)
15	AB Coventry	Freehold	Built-up : 771 sq.metres	Casino Club	14.5	71	2006 (A)
16	AB Leicester/ Cank St	Freehold	Built-up : 683 sq.metres	Casino Club	6.4	81	2006 (A)
17	Margate Cascades	Freehold	Built-up : 1,326 sq.metres	Casino Club	20.5	51	2006 (A)
18	Torquay	Freehold	Built-up : 1,495 sq.metres	Casino Club	5.4	18	2006 (A)
19	Crockfords	Freehold	Built-up : 1,907 sq.metres	Casino Club	336.3	237	2006 (A)
20	Luton 2-Park St	Freehold	Built-up : 1,021 sq.metres	Casino Club	1.0	38	2006 (A)
21	Brighton	Freehold	Built-up : 85 sq.metres	Vacant retail building	0.1	41	2006 (A)
22	Liverpool Head Office	Freehold	Built-up : 4,134 sq.metres	Office building	24.7	74	2006 (A)
23	31 Curzon Street next to Crockfords	Freehold	Built-up : 307 sq.metres	Casino Club	40.7	231	2006 (A)
24	Cromwell Mint	Freehold	Built-up : 1,239 sq.metres	Casino Club	106.1	1	2007 (A)
25	Luton- Skimpot	Leasehold (unexpired lease period of 984 years)	Built-up : 984 sq.metres	Casino Club	12.9	26	2006 (A)
26	Portsmouth	Leasehold (unexpired lease period of 117 years)	Built-up : 733 sq.metres	Casino Club	-	71	2006 (A)
27	Leith Cascades	Leasehold (unexpired lease period of 88 years)	Built-up : 1,698 sq.metres	Casino Club	34.2	8	2006 (A)
28	Brighton	Leasehold (unexpired lease period of 968 years)	Built-up : 458 sq.metres	Casino Club	1.9	31	2006 (A)
29	Speilers	Leasehold (unexpired lease period of 4 years)	Built-up : 836 sq.metres	Casino Club	1.6	81	2006 (A)
30	WCG - Southend	Leasehold (unexpired lease period of 4 years)	Built-up : 22 sq.metres	Casino Club	1.1	11	2006 (A)
31	Tameview	Leasehold (unexpired lease period of 66 years)	Built-up : 4,529 sq.metres	Casino Club	39.4	81	2006 (A)
32	Liverpool Renshaw	Leasehold (unexpired lease period of 31 years)	Built-up : 1,498 sq.metres	Casino Club	6.9	106	2006 (A)
SINGAPORE							
1	RWSentosa corporate office	Leasehold (unexpired lease period of 5 years)	Built-up : 4,662 sq.metres	5-storey commercial building	23.2	1	2007 (A)
2	Integrated Resort at Sentosa	Leasehold (unexpired lease period of 59 years)	Land : 49 hectares	4 parcels of land for construction, development and establishment of integrated resort	1,412.2	-	2007 (A)
CHINA							
1	Suzhou	Leasehold (unexpired lease period of 39 years)	Land : 5.6 hectares Built-up : 26,849 sq.metres	Land with Power Plant Complex	22.4	12	2005 (A)
2	Wuxi	Leasehold (unexpired lease period of 4 years)	Land : 6.3 hectares Built-up : 44,539 sq.metres	Land with Power Plant Complex	4.7	12	2005 (A)
3	Nanjing	Leasehold (unexpired lease period of 8 years)	Land : 6.7 hectares Built-up : 12,175 sq.metress	Land with Power Plant Complex	9.5	11	2005 (A)
4	Meizhouwan	Leasehold (unexpired lease period of 17 years)	Land : 75.6 hectares Built-up : 32,624 sq.metres	Land with Power Plant Complex	306.0	7	2006 (A)
		Leasehold (unexpired lease period of 17 years)	Land : 4.2 hectares	Ash storage yard	54.2	-	2006 (A)
		Leasehold (unexpired lease period of 39 years)	Land : 0.1 hectares Built-up : 9,000 sq.metres	Land with building	7.6	8	2006 (A)
		Leasehold (unexpired lease period of 35 years)	Land : 0.2 hectares Built-up : 24,633 sq.metres	Land with building	19.8	7	2006 (A)

ANALYSIS OF SHAREHOLDINGS

as at 28 April 2008

Class of Shares : Ordinary shares of 10 sen each
Voting Rights : One vote per share

Size of Holdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Shares
Less than 100	3,322	4.722	22,955	0.001
100 - 1,000	26,138	37.155	22,349,839	0.604
1,001 - 10,000	34,290	48.743	135,967,450	3.672
10,001 - 100,000	5,542	7.878	154,052,905	4.161
100,001 to less than 5% of issued shares	1,055	1.500	2,367,614,381	63.944
5% and above of issued shares	2	0.003	1,022,604,240	27.618
GRAND TOTAL	**70,349**	**100.000**	**3,702,611,770**	**100.000**

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS
(without aggregating the securities from different securities accounts belonging to the same depositor)

	Name	No. of Shares	% of Shares
1.	Kien Huat Realty Sdn Berhad	707,604,240	19.111
2.	CIMB Group Nominees (Tempatan) Sdn Bhd *Mandurah Limited for Kien Huat Realty Sdn Berhad (49279 Lint)*	315,000,000	8.508
3.	Kien Huat Realty Sdn Berhad	170,536,020	4.606
4.	UOBM Nominees (Asing) Sdn Bhd *United Overseas Bank Nominees (Pte) Ltd for Golden Hope Limited*	140,728,450	3.801
5.	Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund GB01 for Harbor International Fund*	132,000,000	3.565
6.	UOBM Nominees (Asing) Sdn Bhd *Tinehay Holdings Limited*	122,000,000	3.295
7.	Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund S71U for First Eagle Global Fund*	65,658,435	1.773
8.	Time Life Equity Sdn Bhd	57,619,980	1.556
9.	Citigroup Nominees (Asing) Sdn Bhd *UBS AG*	56,507,295	1.526
10.	Alocasia Sdn Bhd	56,490,000	1.526
11.	Citigroup Nominees (Asing) Sdn Bhd *UBS AG for Prism Offshore Fund Ltd*	39,087,050	1.056
12.	HSBC Nominees (Asing) Sdn Bhd *Exempt AN for J. P. Morgan Bank Luxembourg S.A.*	34,454,009	0.931
13.	World Management Sdn Bhd	33,819,000	0.913
14.	Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund S71V for First Eagle Overseas Fund*	32,980,460	0.891
15.	Citigroup Nominees (Asing) Sdn Bhd *CBNY for Wintergreen Fund Inc*	32,483,001	0.877
16.	Citigroup Nominees (Asing) Sdn Bhd *Exempt AN for Mellon Bank (Abnamro Mellon)*	31,979,572	0.864
17.	Cartaban Nominees (Asing) Sdn Bhd *Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)*	30,716,486	0.830
18.	Malaysia Nominees (Tempatan) Sendirian Berhad *Great Eastern Life Assurance (Malaysia) Berhad (Par 1)*	29,722,000	0.803
19.	Citigroup Nominees (Asing) Sdn Bhd *Royal Bank of Scotland as Depository for First State Asia Pacific Leader Fund (CB LDN)*	25,678,200	0.694
20.	HSBC Nominees (Asing) Sdn Bhd *Exempt AN for J. P. Morgan Chase Bank, National Association (U.S.A.)*	25,084,800	0.677
21.	Cartaban Nominees (Asing) Sdn Bhd *Investors Bank and Trust Company for Ishares, Inc.*	24,506,800	0.662
22.	World Management Sdn Bhd	24,474,000	0.661
23.	HSBC Nominees (Asing) Sdn Bhd *Exempt AN for J. P. Morgan Chase Bank, National Association (U.A.E.)*	24,347,610	0.658
24.	HSBC Nominees (Asing) Sdn Bhd *Exempt AN for J. P. Morgan Chase Bank, National Association (Netherlands)*	23,880,950	0.645
25.	Citigroup Nominees (Asing) Sdn Bhd *Exempt AN for American International Assurance Company Limited*	23,014,400	0.622
26.	HSBC Nominees (Asing) Sdn Bhd *Exempt AN for J. P. Morgan Chase Bank, National Association (U.K.)*	21,725,100	0.587
27.	Citigroup Nominees (Tempatan) Sdn Bhd *Exempt AN for Prudential Fund Management Berhad*	20,766,000	0.561
28.	Citigroup Nominees (Asing) Sdn Bhd *Exempt AN for Mellon Bank (Mellon)*	20,240,246	0.547
29.	HSBC Nominees (Asing) Sdn Bhd *Exempt AN for The Hongkong and Shanghai Banking Corporation Limited (HBFS-I CLT ACCT)*	18,164,300	0.491
30.	Lim Chee Wah	16,491,900	0.445
	TOTAL	**2,357,760,304**	**63.678**

SUBSTANTIAL SHAREHOLDERS AS PER REGISTER OF SUBSTANTIAL SHAREHOLDERS AS AT 28 APRIL 2008

	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Kien Huat Realty Sdn Berhad ("Kien Huat")	1,193,140,260	32.22	270,760,000^	7.31
Parkview Management Sdn Bhd	-	-	1,463,900,260*	39.54
Inforex Sdn Bhd	-	-	1,193,140,260+	32.22
Info-Text Sdn Bhd	-	-	1,193,140,260+	32.22
Dataline Sdn Bhd	-	-	1,193,140,260+	32.22

Notes:

^ Deemed interested through its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd)
* Deemed interested through Kien Huat and its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd)
+ Deemed interested through Kien Huat.

DIRECTORS' SHAREHOLDINGS AS PER REGISTER OF DIRECTORS' SHAREHOLDINGS AS AT 28 APRIL 2008

INTEREST IN THE COMPANY

	No. of Shares			
Name	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	10,369,000	0.2800	-	-
Tun Mohammed Hanif bin Omar	201,000	0.0054	-	-
Tan Sri Mohd Amin bin Osman(1)	1,204,600	0.0325	-	-
Mr Quah Chek Tin(2)	5,000	0.0001	-	-
Dato' Dr R Thillainathan(3)	-	-	-	-

INTEREST IN OTHER COMPANIES IN THE GROUP

Resorts World Bhd ("RWB"), a company which is 48.36% owned by the Company

	No. of Shares			
Name	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	1,660,000	0.0289	-	-
Tun Mohammed Hanif bin Omar	5,000	0.0001	-	-
Tan Sri Mohd Amin bin Osman(4)	540,000	0.0094	-	-
Tan Sri Dr. Lin See Yan	450,000	0.0078	-	-
Mr Quah Chek Tin	5,000	0.0001	-	-

Asiatic Development Berhad ("ADB"), a 54.77% owned subsidiary of the Company

	No. of Shares			
Name	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	369,000	0.0488	-	-
Tan Sri Mohd Amin bin Osman(5)	989,000	0.1308	-	-

Genting International P.L.C. ("GIPLC"), a 56.61% owned subsidiary of the Company

	No. of Shares			
Name	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	32,000	0.0003	-	-
Tan Sri Mohd Amin bin Osman(6)	-	-	-	-

Notes:

The following disclosures are made pursuant to Section 134 (12) (c) of the Companies Act, 1965 as amended by the Companies (Amendment) Act 2007 which took effect on 15 August 2007:

(1) Tan Sri Amin's spouse holds 60,000 ordinary shares (0.0016%) in the Company
(2) Mr Quah's spouse holds 630,000 ordinary shares (0.017%) in the Company
(3) Dato' Dr R Thillainathan's spouse and children collectively hold 295,000 ordinary shares (0.008%) in the Company
(4) Tan Sri Amin's spouse and children collectively hold 180,000 ordinary shares (0.0031%) in RWB
(5) Tan Sri Amin's spouse holds 80,000 ordinary shares (0.0106%) in ADB
(6) Tan Sri Amin's spouse holds 400 ordinary shares (Negligible) in GIPLC

AMERICAN DEPOSITORY RECEIPTS – LEVEL 1 PROGRAMME

The Company's American Depository Receipts ("ADR") Level 1 Programme commenced trading in the U.S. over-the-counter market on 13 August 1999. Under the ADR programme, a maximum of 105 million ordinary shares of RM0.10 each representing approximately 2.8% of the total issued and paid-up share capital of the Company will be traded in ADRs. Each ADR represents 25 ordinary shares of RM0.10 each of the Company. The Bank of New York as the Depository Bank has appointed Malayan Banking Berhad as its sole custodian of the shares of the Company for the ADR Programme. As at 31 March 2008, there were 105,000 ADR outstanding representing 2,625,000 ordinary shares of the Company which have been deposited with the sole custodian for the ADR Programme.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Fortieth Annual General Meeting of Genting Berhad ("the Company") will be held at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur on Monday, 23 June 2008 at 2.30 p.m.

AS ORDINARY BUSINESSES

1. To receive and adopt the Audited Financial Statements for the financial year ended 31 December 2007 and the Directors' and Auditors' Reports thereon. **(Ordinary Resolution 1)**

2. To sanction the declaration of a final dividend of 4.3 sen less 26% tax per ordinary share of 10 sen each for the financial year ended 31 December 2007. **(Ordinary Resolution 2)**

3. To approve the payment of Directors' fees of RM812,125 for the financial year ended 31 December 2007 (2006: RM736,850). **(Ordinary Resolution 3)**

4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:

   i) Dato' Dr. R. Thillainathan **(Ordinary Resolution 4)**
   ii) Tan Sri Dr. Lin See Yan **(Ordinary Resolution 5)**

5. To re-elect Mr Chin Kwai Yoong as a Director of the Company pursuant to Article 104 of the Articles of Association of the Company. **(Ordinary Resolution 6)**

6. To consider and, if thought fit, pass the following resolutions pursuant to Section 129 of the Companies Act, 1965:

   (i) "That Tan Sri Mohd Amin bin Osman, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the conclusion of the next Annual General Meeting." **(Ordinary Resolution 7)**

   (ii) "That Dato' Paduka Nik Hashim bin Nik Yusoff, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the conclusion of the next Annual General Meeting." **(Ordinary Resolution 8)**

7. To re-appoint PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration. **(Ordinary Resolution 9)**

AS SPECIAL BUSINESSES

To consider and, if thought fit, pass the following Resolutions:

Special Resolution

8. **Proposed Amendments to the Articles of Association of the Company**

   "That the amendments to the existing Articles of Association of the Company as proposed and set forth under Part C of the Document to Shareholders dated 30 May 2008 be and are approved and adopted by the Company, and that the Directors of the Company be and are authorised to do all acts and things and take all such steps as they may consider necessary and/or desirable to give full effect to these amendments to the Articles of Association of the Company." **(Special Resolution)**

Ordinary Resolutions

9. **Authority to issue and allot shares pursuant to Section 132D of the Companies Act, 1965**

   "That, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approval of any relevant governmental and/or regulatory authorities, where such approval is required, the Directors be and are hereby authorised and empowered pursuant to Section 132D of the Companies Act, 1965 to issue and allot shares in the Company, at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued and paid-up share capital of the Company for the time being, and this authority under this resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company, and that:

   (a) approval and authority be and are given to the Directors of the Company to take all such actions that may be necessary and/or desirable to give effect to this resolution and in connection therewith to enter into and execute on behalf of the Company any instrument, agreement and/or arrangement with any person, and in all cases with full power to assent to any condition, modification, variation and/or amendment (if any) in connection therewith; and

   (b) the Directors of the Company be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad." **(Ordinary Resolution 10)**

10. **Proposed renewal of the authority for the Company to purchase and/or hold its own shares of an aggregate amount of up to 10% of its prevailing issued and paid-up share capital at any time**

"That, subject to the passing of Ordinary Resolution 12, and subject to compliance with all applicable laws, the Company's Articles of Association, and the regulations and guidelines applied from time to time by Bursa Malaysia Securities Berhad ("Bursa Securities") and/or any other relevant regulatory authority:

(a) approval and authority be and are given for the Company to utilise up to the aggregate of the total retained earnings and share premium accounts of the Company based on its latest audited financial statements available up to the date of the transaction, to purchase, from time to time during the validity of the approval and authority under this resolution, such number of ordinary shares of 10 sen each in the Company (as may be determined by the Directors of the Company) on Bursa Securities upon such terms and conditions as the Directors may deem fit and expedient in the interests of the Company, provided that the aggregate number of shares to be purchased and/or held by the Company pursuant to this resolution does not exceed 10% of the total issued and paid-up ordinary share capital of the Company at the time of purchase and provided further that in the event that the Company ceases to hold all or any part of such shares as a result of (among others) cancellations, resales and/or distributions of any of these shares so purchased, the Company shall be entitled to further purchase and/or hold such additional number of shares as shall (in aggregate with the shares then still held by the Company) not exceed 10% of the total issued and paid-up ordinary share capital of the Company at the time of purchase. Based on the audited financial statements of the Company for the financial year ended 31 December 2007, the Company's retained earnings and share premium accounts were approximately RM5,253.3 million and RM1,151.4 million respectively;

(b) approval and authority conferred by this resolution shall commence on the passing of this resolution, and shall remain valid and in full force and effect until:

    (i) the conclusion of the next Annual General Meeting of the Company; or
    (ii) the expiry of the period within which the next Annual General Meeting is required by law to be held,

    unless earlier revoked or varied by ordinary resolution of the members of the Company in general meeting, whichever occurs first;

(c) approval and authority be and are given to the Directors of the Company in their absolute discretion, to deal with any shares purchased and any existing treasury shares ("the said Shares") in the following manner:

    (i) cancel the said Shares; and/or
    (ii) retain the said Shares as treasury shares; and/or
    (iii) distribute all or part of the said Shares as dividends to shareholders, and/or resell all or part of the said Shares on Bursa Securities in accordance with the relevant rules of Bursa Securities and/or cancel all or part of the said Shares,

    or in any other manner as may be prescribed by all applicable laws and/or regulations and guidelines applied from time to time by Bursa Securities and/or any other relevant authority for the time being in force and that the authority to deal with the said Shares shall continue to be valid until all the said Shares have been dealt with by the Directors of the Company; and

(d) approval and authority be and are given to the Directors of the Company to take all such actions that may be necessary and/or desirable to give effect to this resolution and in connection therewith to enter into and execute on behalf of the Company any instrument, agreement and/or arrangement with any person, and in all cases with full power to assent to any condition, modification, variation and/or amendment (if any) as may be imposed by any relevant regulatory authority or Bursa Securities and/or to do all such acts and things as the Directors may deem fit and expedient in the best interest of the Company."

(Ordinary Resolution 11)

11. **Proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 to Kien Huat Realty Sdn Berhad and persons acting in concert with it from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them, upon the purchase by the Company of its own shares pursuant to the proposed renewal of share buy-back authority ("Proposed Exemption")**

    "That, subject to the passing of Ordinary Resolution 11 and the approval of the Securities Commission ("SC"), approval be and is hereby given for Kien Huat Realty Sdn Berhad ("KHR") and the persons acting in concert with KHR ("PAC") to be exempted from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them under Part II of the Malaysian Code on Take-Overs and Mergers 1998 ("Code"), which may arise upon the future purchase by the Company of its own shares pursuant to Ordinary Resolution 11, in conjunction with the application submitted by KHR and the PACs to the SC under Practice Note 2.9.10 of the Code, and further that approval and authority be and are given to the Directors of the Company to take all such actions that may be necessary and/or desirable to give effect to this resolution and in connection therewith to enter into and execute on behalf of the Company any instrument, agreement and/or arrangement with any person, and in all cases with full power to assent to any condition, modification, variation and/or amendment (if any) as may be imposed by any relevant regulatory authority and/or to do all such acts and things as the Directors may deem fit and expedient in the best interest of the Company." **(Ordinary Resolution 12)**

12. To transact any other business of which due notice shall have been given.

By Order of the Board

LOH BEE HONG
Secretary

Kuala Lumpur
30 May 2008

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

EXPLANATORY NOTES ON SPECIAL BUSINESSES

(1) Special Resolution, if passed, will streamline the Company's Articles with Chapter 7 of the Listing Requirements of Bursa Malaysia Securities Berhad as well as to facilitate some administrative issues and to ensure consistency throughout the Articles.

Further information on the Proposed Amendments to the Articles of Association of the Company is set out under Part C of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

(2) Ordinary Resolution 10, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total 10% of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(3) Ordinary Resolution 11, if passed, will empower the Directors of the Company to purchase and/or hold the Company's shares of an aggregate amount of up to 10% of the issued and paid-up share capital of the Company for the time being ("Proposed Share Buy-Back Renewal") by utilising up to the total retained earnings and share premium of the Company based on its latest audited financial statements up to the date of the purchase . This authority will expire at the conclusion of the next Annual General Meeting of the Company or the expiry of the period within which the next Annual General Meeting is required by law to be held, unless revoked or varied by ordinary resolution of the members of the Company at a general meeting, whichever occurs first.

Further information on the Proposed Share Buy-Back Renewal is set out under Part A of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

(4) Ordinary Resolution 12, if passed, will enable the Securities Commission to consider the application by Kien Huat Realty Sdn Berhad ("KHR") for the proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 to KHR and the persons acting in concert with KHR from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them as a result of the Company's share buy-back activities ("Proposed Exemption").

Further information on the Proposed Exemption is set out under Part A and Part B of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

Details of individuals who are standing for election as Directors.

No individual is seeking election as a Director at the forthcoming Fortieth Annual General Meeting of the Company.

GENTING

GENTING BERHAD
(7916-A)

FORM OF PROXY

(Before completing the form please refer to the notes overleaf)

"A" I/We ______________________________ NRIC No./Co. No.: ______________________
(FULL NAME IN BLOCK CAPITALS)

of ____
(ADDRESS)

being a member of GENTING BERHAD hereby appoint

______________________________ NRIC No.: ______________________
(FULL NAME)

of ____
(ADDRESS)

or failing him ______________________________ NRIC No.: ______________________
(FULL NAME)

of ____
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Monday, 23 June 2008 at 2.30 p.m. and at any adjournment thereof.

"B" Where it is desired to appoint a second proxy, this section must also be completed, otherwise it should be deleted.

I/We ______________________________ NRIC No./Co. No.: ______________________
(FULL NAME IN BLOCK CAPITALS)

of ____
(ADDRESS)

being a member of GENTING BERHAD hereby appoint

______________________________ NRIC No.: ______________________
(FULL NAME)

of ____
(ADDRESS)

or failing him ______________________________ NRIC No.: ______________________
(FULL NAME)

of ____
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Monday, 23 June 2008 at 2.30 p.m. and at any adjournment thereof.

The proportions of my/our holding to be represented by my/our proxies are as follows :

First Proxy "**A**"	%
Second Proxy "**B**"	%
	100%

In case of a vote taken by a show of hands *First Proxy "A"/Second Proxy "B" shall vote on my/our behalf.

My/our proxies shall vote as follows:

RESOLUTIONS		First Proxy "A"		Second Proxy "B"	
		For	Against	For	Against
To receive and adopt the Audited Financial Statements	Ordinary Resolution 1				
To sanction the declaration of a final dividend of 4.3 sen less tax per ordinary share	Ordinary Resolution 2				
To approve payment of Directors' fees	Ordinary Resolution 3				
To re-elect the following Directors:					
i) Dato' Dr. R. Thillainathan	Ordinary Resolution 4				
ii) Tan Sri Dr. Lin See Yan	Ordinary Resolution 5				
iii) Mr Chin Kwai Yoong	Ordinary Resolution 6				
To re-appoint the following Directors in accordance with Section 129 of the Companies Act, 1965:					
i) Tan Sri Mohd Amin bin Osman	Ordinary Resolution 7				
ii) Dato' Paduka Nik Hashim bin Nik Yusoff	Ordinary Resolution 8				
To re-appoint Auditors	Ordinary Resolution 9				
To amend the Articles of Association of the Company	Special Resolution				
To empower Directors to issue and allot shares up to 10% of the Company's total issued and paid-up capital	Ordinary Resolution 10				
To renew the authority for the Company to purchase and/or hold its own shares up to 10% of its prevailing issued and paid-up capital	Ordinary Resolution 11				
To grant exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers 1998	Ordinary Resolution 12				

(Please indicate with an "X" in the spaces provided how you wish your votes to be cast. If you do not do so, the proxy/proxies will vote or abstain from voting at his/their discretion.)

Signed this ______________ day of ________________ 2008

No. of Shares held	CDS Account No.

____

Signature of Member(s)

* Delete if inapplicable

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. ***A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case.*** *Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.*

In the case of a corporation, this form must be either under seal or signed by a duly authorised officer or attorney.

EXPLANATORY NOTES ON SPECIAL BUSINESSES

(1) Special Resolution, if passed, will streamline the Company's Articles with Chapter 7 of the Listing Requirements of Bursa Malaysia Securities Berhad as well as to facilitate some administrative issues and to ensure consistency throughout the Articles.

Further information on the Proposed Amendments to the Articles of Association of the Company is set out under Part C of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

(2) Ordinary Resolution 10, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total 10% of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(3) Ordinary Resolution 11, if passed, will empower the Directors of the Company to purchase and/or hold the Company's shares of an aggregate amount of up to 10% of the issued and paid-up share capital of the Company for the time being ("Proposed Share Buy-Back Renewal") by utilising up to the total retained earnings and share premium of the Company based on its latest audited financial statements up to the date of the purchase. This authority will expire at the conclusion of the next Annual General Meeting of the Company or the expiry of the period within which the next Annual General Meeting is required by law to be held, unless revoked or varied by ordinary resolution of the members of the Company at a general meeting, whichever occurs first.

Further information on the Proposed Share Buy-Back Renewal is set out under Part A of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

(4) Ordinary Resolution 12, if passed, will enable the Securities Commission to consider the application by Kien Huat Realty Sdn Berhad ("KHR") for the proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers 1998 to KHR and the persons acting in concert with KHR from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them as a result of the Company's share buy-back activities ("Proposed Exemption").

Further information on the Proposed Exemption is set out under Part A and Part B of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

GROUP OFFICES

GENTING BERHAD
www.genting.com

LEISURE & HOSPITALITY DIVISION

RESORTS

Genting Highlands Resort
69000 Pahang, Malaysia
T: +603 6101 1118
F: +603 6101 1888

Awana Genting Highlands Golf & Country Resort
8th Mile, Genting Highlands,
69000 Pahang, Malaysia
T: +603 6436 9000
F: +603 6101 3535

Awana Kijal Golf & Beach Resort
KM 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
T: +609 864 1188
F: +609 864 1688

Awana Porto Malai, Langkawi
Tanjung Malai, 07000 Langkawi,
Kedah, Malaysia
T: +604 955 5111
F: +604 955 5222

SALES & RESERVATIONS OFFICES

World Reservations Centre (WRC)
Genting Highlands Resort
(For rooms, concerts & shows, Genting World Card, theme park ride tickets, transportation, Star Cruises,Awana Vacation Resorts)
Genting One Hub
Lower Ground Floor, Wisma Genting,
28, Jalan Sultan Ismail,
50250 Kuala Lumpur
T: +603 2718 1118
F: +603 2718 1888
Reservations E-mail :
customercare@genting.com
Membership E-mail :
hotline@worldcard.com.my

Penang
10-1AB, 10th Floor,
IP Tower, Island Plaza,
118, Jalan Tanjong Tokong,
10470 Penang, Malaysia
T: +604 890 2300
F: +604 890 2500

Ipoh
11, Persiaran Greentown 8,
Greentown Business Centre,
30450 Ipoh,
Perak, Malaysia
T: +605 243 2988
F: +605 243 6988

Johor Bahru
1F-Ground Floor, Jalan Maju,
Taman Maju Jaya,
80400 Johor Bahru, Malaysia
T: +607 334 4555
F: +607 334 4666

Kuching
Shoplot 19, Ground Floor,
Wisma Phoenix,
Song Thian Cheok Road,
93100 Kuching, Sarawak, Malaysia
T: +6082 412 522
F: +6082 412 022

Meetings, Incentives, Conventions & Exhibitions (M.I.C.E)
23rd Floor, Wisma Genting,
28 Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
T: +603 2333 6686
F: +603 2162 1551
E: mice@genting.com
mice.genting.com.my

OTHER SERVICES

Casino De Genting
Genting Highlands Resort
69000 Genting Highlands
Pahang Darul Makmur
Malaysia
Membership hotline: +603 6105 2028
VIP Reservations: +603 2718 1188
Casino Programmes
T: +603 2718 1189
F: +603 6105 2080

Maxims Genting
Genting Hotel
Genting Highlands Resort
69000 Genting Highlands
Pahang Darul Makmur
Malaysia
T: +603 2718 1133
F: +603 6105 9388
www.maxims.com.my

Club Elite
Highlands Hotel
Genting Highlands Resort
69000 Genting Highlands
Pahang Darul Makmur
Malaysia
T: +603 2718 1199
F: +603 6105 9399

VIP
Highlands Hotel
Genting Highlands Resort
69000 Genting Highlands
Pahang Darul Makmur
Malaysia
T: +603 2718 1188
F: +603 6105 2080

Resorts World Tours Sdn Bhd
(For airline ticketing, outbound & inbound tours)
Genting One Hub
Lower Ground Floor, Wisma Genting,
28, Jalan Sultan Ismail,
50250 Kuala Lumpur
T: +603 2333 6663 / 6667
F: +603 2333 6995

Limousine Service Counter (KLIA Sepang)
Arrival Level 3, Main Terminal Building,
KL International Airport,
64000 KLIA Sepang,
Selangor, Malaysia
T: +603 8776 6753
F: +603 8787 4451

Limousine Service Counter (Genting Highlands)
Highlands Hotel,
69000 Genting Highlands Resort
T: +603 6105 9584
F: +603 6105 9585

Genting Transport Reservations Centre
(For buses and limousines)
Lot 1988/4888, Jalan Segambut Tengah,
51200 Kuala Lumpur, Malaysia
T: +603 6251 8398 / 6253 1762
F: +603 6251 8399

OVERSEAS SALES / BRANCH / REPRESENTATIVE / WORLDCARD OFFICES

Australia
Genting (NSW) Pty Ltd *
Suite 810, Level 8, 401 Sussex Street
Sydney, NSW 2000
T: +612 9281 1433
F: +612 9281 1430

Hong Kong
Genting International P.L.C. *
Suite 1001, Ocean Centre,
5 Canton Road, Tsimshatsui
Kowloon, Hong Kong SAR
T: +852 2317 7133
F: +852 2314 8724

India
Genting India Travel Services Pte Ltd *
510, Churchgate Chambers
5th Floor, 5 New Marine Lines Road
Mumbai 400020, India
T: +91 22 2264 0383
F: +91 22 2264 0383

Genting India Travel Services Pte Ltd *
1518, 15th Floor, Ansal Tower
38, Nehru Place
New Delhi 110019, India
T: +91 11 2629 5674
F: +91 11 2629 5673

Singapore
Genting International (S) Pte Ltd *
#11-18 Park Mall, 9 Penang Road
Singapore 238459
T: +65 6823 9888
F: +65 6823 9878
E: genting1@pacific.net.sg

Thailand
Genting International (Thailand) Ltd *
153, Lot No. 400, 4th Floor
The Peninsula Plaza
Radjadumri Road, Lumpini, Patumwan
Bangkok 10330, Thailand
T: +662 254 0753 / 54 / 55
F: +662 254 0768

United Kingdom
Genting International (UK) Limited *
31 Curzon Street
W1J 7TW
United Kingdom
T: +44 020 7659 6210
F: +44 020 7499 2474

UAE - Sharjah
Adriana Limited ^
Sharjah Airport International Free Zone
Executive Suite X4-17
P.O. Box 120652,
Sharjah – U.A.E*
T: +971 6557 5015
F: +971 6557 5076

** Sales Office ^ Branch Office * Representative Office*

GROUP OFFICES

GENTING BERHAD
www.genting.com

OVERSEAS SALES / BRANCH / REPRESENTATIVE / WORLDCARD OFFICES (cont'd)

China
Adriana Limited*
Unit 09, 16th Floor No. 8 Kuai Ji Ld,
HuangPu District
Jin Tian Di International Plaza
Shanghai, China
T: +86 6326 3866 / 6326 3626
F: +86 6326 3727

Indonesia
Adriana Limited*
I.Ir.H.Juanda III No 29B, Lt.3
Jakarta Pusat 10120, Indonesia
T: +62 21 351 9041
F: +62 21 386 3506

Adriana Limited*
Building King's Star Travel
Add. Letjend Suprapto No.2-N
Medan 20151, Indonesia
T: +62 61 451 1705
F: +62 61 452 2649

Adriana Limited*
JL.Indragiri 12-18 Blok A9
Surabaya 60241
East Java, Indonesia
T: +62 31 561 4161
F: +62 31 561 4220

Vietnam
Adriana Limited*
170 Bis (3rd Floor) Tran Hung Doa St.
Nguyen Cu Trinh Ward, District 1
Ho Chi Minh, Vietnam
Tel: +84 8 920 6334/8920 6335
Fax: +84 8 920 6335

Worldcard Hong Kong
Suite 1001, Ocean Centre
5 Canton Road
Tsimshatsui, Kowloon
Hong Kong SAR
T: +852 2978 3888
F: +852 2314 8512
E: hotline@worldcard.com.hk
www.worldcard.com.hk

Worldcard Malaysia
19th Floor, Wisma Genting
28 Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
T: +603 2179 1888
F: +603 2333 6611
E: hotline@worldcard.com.my
www.worldcard.com.my

Worldcard Singapore
#13-10 Park Mall
9 Penang Road
Singapore 238459
T: +65 6720 0888
F: +65 6720 0866
E: hotline@worldcard.com.sg
www.worldcard.com.sg

Star Cruises Limited
Malaysia
21st Floor, Wisma Genting, Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
T: +603 2302 8888
F: +603 3101 1406

Star Cruises Terminal, Pulau Indah,
Pelabuhan Barat, 42009 Pelabuhan Klang,
Selangor Darul Ehsan, Malaysia
T: +603 3101 1313
F: + 603 3101 1406

PLANTATION DIVISION

REGIONAL OFFICE

Asiatic Regional Office, Sabah
Wisma Asiatic,
KM 12, Labuk Road,
90000 Sandakan,
Sabah, Malaysia
Tel: +089 673 811 / 672 787
Fax: +089 673 976

Asiatic Nusantara
10th Floor Gedung Artha Graha
Sudirman Central Business District
Jl. Jenderal Sudirman Kav. 52-53
Jakarta 12190, Indonesia

PROPERTY DIVISION

Gentinggi Sdn Bhd
Genting Property Management Sdn Bhd
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
T: +603 2178 2233 / 2333 2233
F: +603 2161 5304

Property Sales
- Awana Condominium
- Ria Apartments
Enquiries:
T: +603 2178 2233 / 2333 2233
Fax: +603 2163 5079

Kijal Resort Sdn Bhd (Sales Office)
Angsana Apartments
Baiduri Apartments
8th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
T: +603 2178 2233 / 2333 2233
F: +603 2164 7480

Projek Bandar Pelancongan Pantai Kijal
KM 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
T: +609 864 9261
F: +609 864 9260

Asiatic Cheng Perdana Sales Office
No. 32, Jalan Cheng Perdana 1/6
Desa Cheng Perdana 1, Cheng
75250 Melaka, Malaysia
T: +606 312 3548
F: +606 312 3590

Asiatic Permaipura Sales Office
No. 5, Jalan Permaipura 5, Riverside
08100 Bedong, Kedah, Malaysia
T: +604 459 4000
F: +604 459 4500

Asiatic Indahpura Sales Office
19th Mile, Kulai Besar
81000 Kulai, Johor, Malaysia
T: +607 663 1188
F: +607 662 4655

Asiatic Pura Kencana Sri Gading Sales Office
Batu 8, Jalan Kluang
83300 Sri Gading
Batu Pahat
Johor, Malaysia
T: +607 455 8181
F: +607 455 7171

POWER DIVISION

Genting Sanyen Power Sdn Bhd
Kuala Langat Power Plant
Lot 7090, Mukim Tanjung 12,
Bukit Changgang,
Daerah Kuala Langat,
42700 Banting, Selangor, Malaysia
T: +603 3182 6800
F: +603 3182 6900

China
Genting Power China Office
Unit C, 12th Floor, Tower A
Gateway Plaza
No 18, Xiaguangli, Dong San Huan Bei Lu
Chaoyang District
Beijing 100027, China
T: +86 10 84400990
F: +86 10 84400688

India
Genting Lanco Power (India) Pte Ltd
Lanco Kondapalli Power Project
Kondapalli IDA, Krishna Dist – 521 228
Andhra Pradesh, India
T: +91 866 2872807
F: +91 866 2872806

OIL & GAS DIVISION

Genting Oil & Gas (China) Ltd
Unit C, 12th Floor, Tower A
Gateway Plaza
No 18, Xiaguangli, Dong San Huan Bei Lu
Chaoyang District
Beijing 100027, China
T: +86 10 84400990
F: +86 10 84400688

Dongying Office
Blue Horizon International Hotel
5th Floor, Office Building Block A
Huanghe-Lushan Crossroad
New District Dongying of Shandong, China
T: +86 546 8151900
F: +86 546 8151988

Indonesia
Genting Oil Natuna Pte Ltd/
Sanyen Oil & Gas Pte Ltd
Bapindo Plaza, Citibank Tower
25th Floor, Jl. Jend. Sudirman Kav. 54-55
Jakarta, 12190, Indonesia
T: +62 21 5273828
F: +62 21 5273827

Morocco
Genting Oil Morrocco Limited
Residence Rif, Apt No. 2 au 1er etage
Avenue Fal Ould Omeir, Agdal, Rabat
Morocco
T: +212 3768 1397
F: +212 3768 1396

** Sales Office ^ Branch Office * Representative Office*

GROUP OFFICES

CORPORATE OFFICES

Genting Berhad - Group Head Office
24th Floor, Wisma Genting, 28 Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia.
T: +603 2178 2288 / 2333 2288
F: +603 2161 5304
E: gbinfo@genting.com

LEISURE & HOSPITALITY DIVISION

Resorts World Bhd
Awana Hotels & Resorts
www.resortsworld.com
www.genting.com.my
www.awana.com.my
23rd Floor, Wisma Genting, 28 Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia.
T: +603 2178 2233 / 2333 2233
F: +603 2161 5304
E: rwbinfo@genting.com

Genting International P.L.C.
www.gentinginternational.com

Hong Kong - Head Office
Genting International P.L.C
Suite 1001, Ocean Centre
5 Canton Road, Tsimshatsui
Kowloon, Hong Kong S.A.R.
T: +852 2317 7133
F: +852 2314 8724

Singapore
Resorts World at Sentosa Pte Ltd
www.rwsentosa.com
39, Artillery Avenue, Sentosa
Singapore 099958
T: +65 6407 8833
F: +65 6407 8832

United Kingdom
Genting Stanley Plc
www.stanleycasinos.com
31, Curzon Street,
London W1J 7TW
United Kingdom
T: +44 207 518 0572
F: +44 207 499 2474

Malaysia
Genting International Services Sdn Bhd
16th Floor, Wisma Genting, 28 Jalan Sultan Ismail
50250 Kuala Lumpur,Malaysia
T: +603 2178 2288 / 2333 2288
F: +603 2161 6368

E-Genting Holdings Sdn Bhd
19th Floor, Wisma Genting, 28 Jalan Sultan Ismail
50250 Kuala Lumpur, Malaysia
T: +603 2178 2288 / 2333 2288
F: +603 2333 6666/ 2333 6288

Star Cruises Limited
www.starcruises.com
Suite 1501, Ocean Centre,
5 Canton Road, Tsimshatsui,
Kowloon, Hong Kong S.A.R.
T: +852 2378 2000
F: +852 2314 3809

PLANTATION DIVISION

Asiatic Development Berhad
www.asiatic.com.my
10th Floor, Wisma Genting,
28 Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia.
T: +603 2178 2255 / 2333 2255
F: +603 2161 6149
E: info@asiatic.com.my

POWER DIVISION

Genting Power Holdings Limited
www.gentingsanyen.com
22nd Floor, Wisma Genting, 28 Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia.
T: +603 2178 2211 / 2333 2211
F: +603 2162 4032
E: enquiry@gentingsanyen.com

OIL & GAS DIVISION

Genting Oil & Gas Limited
www.gentingoil.com
22nd Floor, Wisma Genting,
28 Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia.
T: +603 2178 2211 / 2333 2211
F: +603 2163 5187
E: info@gentingoil.com

PROPERTY DIVISION

Asiatic Land Development Berhad
www.asiatic.com.my
12th Floor, Wisma Genting,
28 Jalan Sultan Ismail
50250 Kuala Lumpur, Malaysia.
T: +603 2178 2255 / 2333 2255
F: +603-21641218
E: info@asiatic.com.my

BIOTECHNOLOGY DIVISION

Asiatic Centre for Genome Technology Sdn Bhd
www.acgt.asia
25th Floor, Wisma Genting,
28 Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia.
T: +603 2178 2288 / 2333 2288
F: +603 2161 3621
E: info@acgt.asia

[redacted]

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

Bursa Malaysia Securities Berhad ("**Bursa Securities**") takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from, or due to your reliance upon, the whole or any part of the contents of this document. Bursa Securities has not perused the contents of this document before the issue of this document.

GENTING

GENTING BERHAD

(Company no. 7916-A)
(Incorporated in Malaysia under the Companies Act, 1965)

Part A

Statement in relation to the

(i) Proposed renewal of share buy-back authority; and

(ii) Proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 to Kien Huat Realty Sdn Berhad and persons acting in concert with it from the obligation to undertake a mandatory take-over offer on the remaining voting shares in Genting Berhad ("Genting") not already owned by them, upon the purchase by Genting of its own shares pursuant to the proposed renewal of share buy-back authority ("Proposed Exemption")

Part B

Independent advice circular from Public Investment Bank Berhad on the Proposed Exemption

Part C

Statement in relation to the proposed amendments to Genting's Articles of Association

Adviser for Part A

CIMB

CIMB Investment Bank Berhad (18417-M)
(A Participating Organisation of Bursa Malaysia Securities Berhad)

Independent Adviser for Part B

PUBLIC INVESTMENT BANK BERHAD (20027-W)
(A Participating Organisation of Bursa Malaysia Securities Berhad)
(Wholly-Owned Subsidiary of Public Bank Berhad)

The resolutions in respect of the above proposals will be tabled at Genting's Fortieth Annual General Meeting ("**AGM**"), details of which are set out below. The Notice of AGM and the Form of Proxy are set out in Genting's Annual Report for the financial year ended 31 December 2007 despatched together with this document.

Date and time of the AGM	:	Monday, 23 June 2008 at 2.30 p.m. or at any adjournment
Venue of AGM	:	Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur
Last date and time for lodging the Form of Proxy	:	Saturday, 21 June 2008 at 2.30 p.m.

This document is dated 30 May 2008

CONTENTS

PAGE

PART A - STATEMENT IN RELATION TO THE PROPOSED SHARE BUY-BACK RENEWAL AND PROPOSED EXEMPTION

PART B

PART C - STATEMENT IN RELATION TO THE PROPOSED AMENDMENTS

Part A

Statement in relation to the Proposed Share Buy-Back Renewal and Proposed Exemption

DEFINITIONS

The following definitions shall apply throughout Part A of this document unless the context requires otherwise:

Act	:	Companies Act, 1965
AGM	:	Annual general meeting
Board	:	Board of Directors
Bursa Securities	:	Bursa Malaysia Securities Berhad
CIMB	:	CIMB Investment Bank Berhad
Code	:	Malaysian Code on Take-Overs and Mergers, 1998
EPS	:	Earnings per share
ESOS	:	Executive share option scheme for eligible executives of the Group
Genting	:	Genting Berhad
Genting Shares	:	Ordinary shares of RM0.10 each in Genting
Group	:	Genting and its subsidiaries
KHR	:	Kien Huat Realty Sdn Berhad
LPD	:	28 April 2008, being the latest practicable date before the printing of this document
Market Day	:	A day on which Bursa Securities is open for trading of securities
PACs	:	Persons acting in concert with KHR
PIVB	:	Public Investment Bank Berhad
PN	:	Practice Note
Proposals	:	Collectively, the Proposed Share Buy-Back Renewal and Proposed Exemption
Proposed Exemption	:	Proposed exemption under PN 2.9.10 of the Code to KHR and the PACs from the obligation to undertake a mandatory take-over offer under Part II of the Code on the remaining voting shares in Genting not already owned by them, upon the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal
Proposed Share Buy-Back Renewal	:	Proposed renewal of the authority for Genting to purchase and/or hold its own shares of an aggregate amount of up to 10% of its prevailing issued and paid-up share capital at any time
SC	:	Securities Commission
The Estate	:	The Estate of Tan Sri (Dr.) Lim Goh Tong (deceased)
VWAP	:	Volume weighted average market price
RM and sen	:	Ringgit Malaysia and sen respectively

All references to "you" in Part A of this document are to the shareholders of Genting.

Words denoting the singular shall, where applicable, include the plural and vice versa, and words denoting the masculine gender shall, where applicable, include the feminine and/or neuter genders, and vice versa. References to persons shall include corporations.

Any reference to any legislation in Part A of this document is a reference to that legislation as for the time being amended or re-enacted.

Any reference to time of day in Part A of this document is a reference to Malaysian time, unless otherwise stated.

Any reference to announcements in Part A of this document is to announcements made by CIMB on behalf of Genting, on Bursa Malaysia Berhad's website, unless otherwise stated.

Any discrepancy in the tables between the amounts listed and the totals in Part A of this document are due to rounding.

All references to "voting shares" in Part A of this document refers to issued and paid-up share capital less treasury shares.

[The rest of this page has been intentionally left blank]

GENTING

GENTING BERHAD

(Company no. 7916-A)
(Incorporated in Malaysia under the Act)

Registered Office:

24th Floor Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

30 May 2008

Board of Directors:

Tan Sri Lim Kok Thay *(Chairman and Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Mohd Amin bin Osman *(Executive Director)*
Dato' Dr R. Thillainathan *(Non-Independent Non-Executive Director)*
Mr Quah Chek Tin *(Non-Independent Non-Executive Director)*
Dato' Paduka Nik Hashim bin Nik Yusoff *(Independent Non-Executive Director)*
Tan Sri Dr Lin See Yan *(Independent Non-Executive Director)*
Mr Chin Kwai Yoong *(Independent Non-Executive Director)*

To the Shareholders of Genting

Dear Sir/Madam

(i) Proposed renewal of share buy-back authority; and

(ii) Proposed exemption under PN 2.9.10 of the Code to KHR and the PACs from the obligation to undertake a mandatory take-over offer on the remaining voting shares in Genting not already owned by them, upon the purchase by Genting of its own shares pursuant to the proposed renewal of share buy-back authority

1. INTRODUCTION

At the Thirty-Ninth AGM held on 21 June 2007, Genting's Board had obtained your approval for the renewal of the authorisation for Genting to purchase up to 369,651,000 Genting Shares representing 10% of the issued and paid-up share capital of Genting as at 24 April 2007. Such authorisation will expire at the conclusion of Genting's forthcoming AGM.

On 2 May 2008, Genting announced its intention to seek your approval for the Proposals.

Part A of this document provides you with the details of the Proposals. Genting will be seeking your approval for the resolutions pertaining to the Proposals at its forthcoming AGM.

The Notice of AGM together with the Form of Proxy are set out in Genting's Annual Report for the financial year ended 31 December 2007, which is despatched together with this document.

You are advised to read and consider carefully the contents of Parts A and B of this document, before voting on the resolutions pertaining to the Proposed Share Buy-Back Renewal and Proposed Exemption to be tabled at Genting's forthcoming AGM.

2. DETAILS OF THE PROPOSALS

2.1 Proposed Share Buy-Back Renewal

2.1.1 Genting is proposing to seek your approval for the renewal of the authority for Genting to purchase and/or hold its own shares of an aggregate amount of up to 10% of its prevailing issued and paid-up share capital at any time within the time period stated in Section 2.1.2 below. Such purchase is subject to compliance with Section 67A of the Act and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of the purchase.

2.1.2 The authority from you, if renewed, shall be effective upon the passing of the ordinary resolution for the Proposed Share Buy-Back Renewal at Genting's forthcoming AGM until:

(i) the conclusion of the next AGM; or

(ii) the expiry of the period within which the next AGM is required by law to be held,

unless earlier revoked or varied by ordinary resolution passed by the shareholders of Genting in general meeting, whichever occurs first.

2.1.3 For illustrative purposes, based on Genting's issued and paid-up share capital and the number of treasury shares held as at the LPD of 3,703,612,770 Genting Shares and 1,001,000 Genting Shares respectively, the maximum number of Genting Shares that can be purchased pursuant to the Proposed Share Buy-Back Renewal is 369,360,277 Genting Shares.

Nonetheless, Genting has ESOS options in issue. Hence, the maximum number of Genting Shares that Genting can purchase and/or hold may change from time to time during the validity period of the authority stated in Section 2.1.2 above, depending on Genting's enlarged issued and paid-up share capital at the time of purchase of its own shares. Please refer to Section 5 below for further details.

2.1.4 As at the LPD, Genting's public shareholding spread was approximately 59.3%. For illustrative purposes, assuming that the purchase by Genting of its own shares is carried out in full based on its issued and paid-up share capital as at the LPD, and the shares are purchased from public shareholders, Genting's proforma public shareholding spread will be approximately 54.8%.

2.1.5 The Proposed Share Buy-Back Renewal will allow Genting's Board to exercise its power to purchase Genting Shares at any time within the time period stated in Section 2.1.2 above, using Genting's internally generated funds and/or external borrowings.

The actual number of Genting Shares that may be purchased will depend on the availability of funds, relevant cost factors, and market conditions and sentiments.

Notwithstanding the above, the maximum amount of funds to be allocated for the purchase of Genting Shares under the Proposed Share Buy-Back Renewal will be subject to the amount of Genting's retained earnings and/or share premium accounts. Based on Genting's latest audited financial statements as at 31 December 2007, the retained earnings and share premium accounts were RM5,253.3 million and RM1,151.4 million respectively.

In the event Genting purchases its own shares using external borrowings, Genting's Board will ensure that there are sufficient funds to repay the external borrowings and that the repayment will not have any material effect on the cashflow of Genting.

2.1.6 In accordance with Section 67A of the Act, Genting's Board may, at its discretion, deal with the purchased Genting Shares in the following manner:

(i) cancel the Genting Shares so purchased; or

(ii) retain the Genting Shares so purchased as treasury shares which may be distributed as share dividends to the shareholders of Genting and/or be resold on Bursa Securities in accordance with the relevant rules of Bursa Securities and/or be cancelled subsequently; or

(iii) combination of items (i) and (ii) above,

or in any other manner as may be prescribed by all applicable laws and/or regulations and guidelines applied from time to time by Bursa Securities and/or any other relevant authority for the time being in force and that the authority to deal with the purchased Genting Shares shall continue to be valid until all the purchased Genting Shares have been dealt with by the Directors of Genting.

In the event Genting ceases to hold all or part of the purchased Genting Shares as a result of the above, Genting may further purchase and/or hold such additional number of Genting Shares provided that the total purchased Genting Shares (including Genting Shares held as treasury shares then) does not exceed 10% of its total issued and paid-up share capital at the time of such purchase.

While the purchased Genting Shares are held as treasury shares, the rights attached to them as to voting, dividends and participation in other distributions or otherwise are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in Genting for any purpose including substantial shareholdings, take-overs, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

2.1.7 Under the Listing Requirements of Bursa Securities:

(i) Genting may only purchase its own shares on Bursa Securities at a price which is not more than 15% above the VWAP of Genting Shares for the 5 Market Days immediately preceding the date of the purchase; and

(ii) Genting may only resell the treasury shares at a price which is:

(a) not less than the VWAP for the Genting Shares for the 5 Market Days immediately preceding the date of the resale; or

(b) not more than 5% discount to the VWAP of Genting Shares for the 5 Market Days immediately prior to the resale provided that:

- the resale takes place no earlier than 30 days from the date of purchase; and
- the resale price is not less than the cost of purchase of the Genting Shares being resold.

The details of Genting's purchases of Genting Shares made in the last financial year are set out in Note 34 of Genting's audited financial statements and the Corporate Governance Report which are enclosed in Genting's Annual Report for the financial year ended 31 December 2007.

2.2 Proposed Exemption

As at the LPD, KHR holds approximately 32.22% of the voting shares in Genting and together with the PACs collectively hold approximately 45.60% of the voting shares in Genting. The future purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal may result in KHR's shareholding in Genting to exceed 33% and/or the collective voting interest of KHR and the PACs in Genting to increase by more than 2% in any 6-month period (the effects of such purchase on the shareholdings of KHR and the PACs in Genting are set out in Section 5.3 below). As a result, KHR and the PACs will be required to undertake a mandatory take-over offer pursuant to Part II of the Code.

In this regard, KHR had submitted an application to the SC (through CIMB) on 5 May 2008 for the Proposed Exemption.

The SC had, through its letter dated 12 May 2008, stated that it would only consider the application for the Proposed Exemption upon KHR and the PACs fulfilling the following requirements:

(i) approval from the independent holders of the voting shares of Genting, by way of poll at a general meeting in which the interested parties are to abstain from voting. The result of the poll has to be confirmed by an independent auditor;

(ii) provision for competent independent advice regarding the Proposed Exemption is to be made to the shareholders of Genting. The appointment of the independent adviser and the independent adviser's circular to the shareholders are to be first approved and consented by the SC respectively; and

(iii) KHR and the PACs are to submit declarations addressed to the SC, attesting that KHR and the PACs have not purchased shares in Genting subsequent to the discussion in relation to the Proposed Share Buy-Back Renewal and until the granting of the Proposed Exemption by the SC (if so decided).

Genting has appointed PIVB as the Independent Adviser to advise Genting's independent shareholders on the Proposed Exemption. The appointment of PIVB as the Independent Adviser was approved by the SC through its letter dated 12 May 2008. Please refer to Part B of this document for the independent advice circular from PIVB on the Proposed Exemption.

3. RATIONALE FOR THE PROPOSALS

3.1 Proposed Share Buy-Back Renewal

The Proposed Share Buy-Back Renewal, if implemented, will provide the Group with an additional option to utilise its financial resources more efficiently by purchasing Genting Shares from the open market to help stabilise the supply and demand of Genting Shares traded on the Main Board of Bursa Securities and thereby support its fundamental value.

3.2 Proposed Exemption

The tabling of the Proposed Exemption to seek your approval at Genting's forthcoming AGM is to facilitate KHR and the PACs to obtain an exemption from the obligation to undertake a mandatory take-over offer on the remaining voting shares in Genting not already owned by them, upon the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal.

The Proposed Exemption, if approved by you, will allow Genting to purchase its own shares under the Proposed Share Buy-Back Renewal without causing KHR and the PACs to trigger a mandatory take-over obligation under Part II of the Code.

4. POTENTIAL ADVANTAGES AND DISADVANTAGES OF THE PROPOSED SHARE BUY-BACK RENEWAL

4.1 The Proposed Share Buy-Back Renewal, if implemented, may help stabilise the supply and demand of Genting Shares traded on the Main Board of Bursa Securities and thereby support its fundamental value.

Genting's Board may also choose to retain the Genting Shares purchased as treasury shares and subsequently distribute them as share dividends to the shareholders of Genting or cancel them.

In addition, Genting may have the opportunity to realise potential capital gains if the shares so purchased are resold at prices higher than the purchase prices without affecting the total issued and paid-up share capital of Genting and such proceeds may be subsequently used for investments opportunities arising in the future or as working capital and/or distribute such proceeds as dividends to shareholders of Genting.

4.2 The Proposed Share Buy-Back Renewal, if implemented, will reduce the amount of financial resources available for distribution to shareholders and may result in the Group having to forego other investment opportunities that may emerge in the future, or deprive the Group of interest income that can be derived from the funds utilised for any purchase of Genting Shares. However, such decrease in Genting's financial resources may be temporary since the Genting Shares purchased which are retained as treasury shares may be subsequently resold.

In addition, the Group's cashflow will be affected, as any purchase of Genting Shares will reduce the Group's cashflow depending on the actual number of Genting Shares purchased and the purchase prices.

4.3 Genting's Board does not expect the Proposed Share Buy-Back Renewal to have any material disadvantage to Genting and its shareholders as it will be implemented only after due consideration of the financial resources of the Group and of the resultant impact on Genting and its shareholders. Genting's Board, in exercising any decision to purchase any Genting Share, will be mindful of Genting's and its shareholders' interests.

5. EFFECTS OF THE PROPOSED SHARE BUY-BACK RENEWAL

The effects illustrated below are based on the following assumptions:

(i) *Scenario 1*

Assuming that all of the 7,946,000[*1] ESOS options which are exercisable as at the LPD up to 30 June 2009 are exercised into new Genting Shares, prior to the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal.

Note:

*1 *Including 3,740,000 ESOS options held by The Estate as at the LPD and assuming all of these ESOS options are exercisable as at the LPD up to 30 June 2009 into new Genting Shares.*

(ii) *Scenario 2*

Assuming that none of the ESOS options which are exercisable as at the LPD up to 30 June 2009 are exercised into new Genting Shares, prior to the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal.

5.1 Voting shares

The maximum number of Genting Shares that may be purchased pursuant to the Proposed Share Buy-Back Renewal and the effects of such purchase on the number of voting shares in Genting (illustrated on a proforma basis as at the LPD) are as follows:

	Scenario 1 No. of Genting Shares	Scenario 2 No. of Genting Shares
Issued and paid-up share capital as at the LPD	3,703,612,770	3,703,612,770
Exercise of ESOS options	7,946,000	-
Enlarged issued and paid-up share capital	3,711,558,770	3,703,612,770
Treasury shares as at the LPD	1,001,000	1,001,000
Maximum number of Genting Shares that may be purchased pursuant to the Proposed Share Buy-Back Renewal	**370,154,877**	**369,360,277**
Voting shares	3,340,402,893	3,333,251,493

5.2 Substantial shareholders' and Directors' shareholdings

5.2.1 Substantial shareholders

Assuming the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal is carried out in full, the effects of such purchase on the shareholdings of the substantial shareholders of Genting (based on Genting's Register of Substantial Shareholders as at the LPD) are as follows:

	As at the LPD				After share buy-back							
					Scenario 1				Scenario 2			
	Direct		Indirect		Direct		Indirect		Direct		Indirect	
Substantial shareholder	No. of Genting Shares held	%	No. of Genting Shares held	%	No. of Genting Shares held	%	No. of Genting Shares held	%	No. of Genting Shares held	%	No. of Genting Shares held	%
KHR	1,193,140,260	32.22	270,760,000[*1]	7.31	1,193,140,260	35.72	270,760,000[*1]	8.11	1,193,140,260	35.80	270,760,000[*1]	8.12
Parkview Management Sdn Bhd	-	-	1,463,900,260[*2]	39.54	-	-	1,463,900,260[*2]	43.82	-	-	1,463,900,260[*2]	43.92
Inforex Sdn Bhd	-	-	1,193,140,260[*3]	32.22	-	-	1,193,140,260[*3]	35.72	-	-	1,193,140,260[*3]	35.80
Info-Text Sdn Bhd	-	-	1,193,140,260[*3]	32.22	-	-	1,193,140,260[*3]	35.72	-	-	1,193,140,260[*3]	35.80
Dataline Sdn Bhd	-	-	1,193,140,260[*3]	32.22	-	-	1,193,140,260[*3]	35.72	-	-	1,193,140,260[*3]	35.80
Voting shares	3,702,611,770				3,340,402,893				3,333,251,493			

Notes:

*1 *Deemed interest through its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd) under Section 6A of the Act.*

*2 *Deemed interest through KHR and its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd) under Section 6A of the Act.*

*3 *Deemed interest through KHR under Section 6A of the Act.*

5.2.2 Directors

Assuming the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal is carried out in full, the effects of such purchase on the shareholdings of the Directors of Genting (based on Genting's Register of Directors' Shareholdings as at the LPD) are as follows:

					After share buy-back							
	As at the LPD				Scenario 1				Scenario 2			
	Direct		Indirect		Direct		Indirect		Direct		Indirect	
Director	No. of Genting Shares held	%	No. of Genting Shares held	%	No. of Genting Shares held	%	No. of Genting Shares held	%	No. of Genting Shares held	%	No. of Genting Shares held	%
Tan Sri Lim Kok Thay	10,369,000	0.28	-	-	10,994,000	0.33	-	-	10,369,000	0.31	-	-
Tun Mohammed Hanif bin Omar	201,000	0.01	-	-	831,000	0.02	-	-	201,000	0.01	-	-
Tan Sri Mohd Amin bin Osman*1	1,204,600	0.03	-	-	1,519,600	0.05	-	-	1,204,600	0.04	-	-
Dato' Dr R. Thillainathan*2	-	-	-	-	160,000	*	-	-	-	-	-	-
Mr Quah Chek Tin*3	5,000	*	-	-	320,000	0.01	-	-	5,000	*	-	-
Dato' Paduka Nik Hashim bin Nik Yusoff	-	-	-	-	-	-	-	-	-	-	-	-
Tan Sri Dr Lin See Yan	-	-	-	-	-	-	-	-	-	-	-	-
Mr Chin Kwai Yoong	-	-	-	-	-	-	-	-	-	-	-	-
Voting shares	3,702,611,770				3,340,402,893				3,333,251,493			

Notes:

* *Negligible.*

*1 *As at the LPD, his spouse holds 60,000 Genting Shares. This disclosure is made pursuant to Section 134(12)(c) of the Act.*

*2 *As at the LPD, his spouse and children collectively hold 295,000 Genting Shares. This disclosure is made pursuant to Section 134(12)(c) of the Act.*

*3 *As at the LPD, his spouse holds 630,000 Genting Shares. This disclosure is made pursuant to Section 134(12)(c) of the Act.*

5.3 KHR and the PACs

Assuming the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal is carried out in full, the effects of such purchase on the direct shareholdings of KHR and the PACs are as follows:

	As at the LPD		After share buy-back: Scenario 1		After share buy-back: Scenario 2	
	No. of Genting Shares held	%	No. of Genting Shares held	%	No. of Genting Shares held	%
Voting shares	3,702,611,770	100.00	3,340,402,893	100.00	3,333,251,493	100.00
KHR	1,193,140,260	32.22	1,193,140,260	35.72	1,193,140,260	35.80
PACs						
Alocasia Sdn Bhd	56,490,000	1.53	56,490,000	1.69	56,490,000	1.69
World Management Sdn Bhd	58,293,000	1.57	58,293,000	1.75	58,293,000	1.75
Inverway Sdn Bhd	8,977,000	0.24	8,977,000	0.27	8,977,000	0.27
Tinehay Holdings Limited	147,000,000	3.97	147,000,000	4.40	147,000,000	4.41
Tan Sri Lim Kok Thay	10,369,000	0.28	10,994,000	0.33	10,369,000	0.31
Time Life Equity Sdn Bhd	57,619,980	1.56	57,619,980	1.72	57,619,980	1.73
Golden Hope Limited (as trustee of Golden Hope Unit Trust)	152,651,250	4.12	152,651,250	4.57	152,651,250	4.58
The Estate	3,760,000	0.10	7,500,000	0.22	3,760,000	0.11
Total	1,688,300,490	45.60	1,692,665,490	50.67	1,688,300,490	50.65

As at the LPD, none of the persons above hold any convertible securities in Genting, other than Tan Sri Lim Kok Thay holding 625,000 ESOS options which are exercisable as at the LPD up to 30 June 2009 into new Genting Shares, and The Estate holding 3,740,000 ESOS options which may become exercisable into new Genting Shares, in whole or in part, subject to the approval of the Remuneration, Compensation and Benefits Committee of Genting.

Assuming only both Tan Sri Lim Kok Thay fully exercises all the ESOS options held by him, and all the outstanding ESOS options held by The Estate as at the LPD become exercisable (as mentioned above) and are fully exercised into new Genting Shares, the maximum number of Genting Shares that may be purchased pursuant to the Proposed Share Buy-Back Renewal is 369,796,777 Genting Shares and consequently, the collective shareholdings of KHR and the PACs will increase to 50.72%.

5.4 EPS

The effects of the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal on the consolidated earnings of Genting will depend on the purchase price paid for the Genting Shares purchased, the effective funding cost to the Group to finance such purchases and/or any loss in interest income to the Group, whilst the purchase of Genting Shares will result in a lower number of shares being taken into account for purposes of EPS computation.

5.5 Net assets per share

If the Genting Shares purchased are retained as treasury shares, the consolidated net assets of Genting would decrease by the purchase cost of the treasury shares because the treasury shares are required to be carried at cost and be deducted from equity. If the treasury shares are subsequently cancelled or distributed as share dividends, there will be no additional effect on the consolidated net assets of Genting.

The purchase of Genting Shares will reduce the consolidated net assets per share of Genting if the purchase price of such shares exceeds the consolidated net assets per share of Genting, and vice versa.

If the treasury shares are resold on Bursa Securities, it will increase the consolidated net assets per share of Genting if Genting realises a gain from such resale, and vice versa.

5.6 Working capital

The implementation of the Proposed Share Buy-Back Renewal will reduce the Group's working capital, the quantum of which would depend on, amongst others, the number of Genting Shares purchased and the purchase prices of the Genting Shares.

However, the resale of Genting Shares purchased which are retained as treasury shares will increase the Group's working capital. The quantum of the increase in the Group's working capital will depend on the actual selling price of the treasury shares and the number of treasury shares resold on Bursa Securities.

5.7 Dividends

The Proposed Share Buy-Back Renewal is not expected to have any material impact on the policy of Genting's Board in recommending future dividends. However, Genting's Board will have the option of distributing the treasury shares as share dividends to the shareholders of Genting.

6. APPROVALS REQUIRED

The Proposed Share Buy-Back Renewal is subject to your approval at Genting's forthcoming AGM.

The Proposed Exemption is subject to the approval of the SC and the approval of the independent shareholders by way of poll at Genting's forthcoming AGM.

The Proposed Share Buy-Back Renewal and Proposed Exemption are inter-conditional upon each other.

7. INTERESTS OF DIRECTORS, MAJOR SHAREHOLDERS AND PERSONS CONNECTED

Other than as disclosed below, none of the Directors and major shareholders of Genting and/or persons connected to them have any interest, direct or indirect, in the Proposals:

7.1 Proposed Share Buy-Back Renewal

Save for the proportionate increase in the percentage shareholdings and/or voting rights of the shareholders of Genting as a consequence of the implementation of the Proposed Share Buy-Back Renewal, none of the major shareholders and Directors of Genting and/or persons connected to them have any interest, direct or indirect, in the Proposed Share Buy-Back Renewal or resale of treasury shares, if any, in the future.

7.2 Proposed Exemption

Pursuant to PN 2.9.10 of the Code, KHR and the PACs, namely Alocasia Sdn Bhd, World Management Sdn Bhd, Inverway Sdn Bhd, Tinehay Holdings Limited, Tan Sri Lim Kok Thay, Time Life Equity Sdn Bhd, Golden Hope Limited (as trustee of Golden Hope Unit Trust) and The Estate, will abstain from voting in respect of their direct and/or indirect shareholdings in Genting on the resolution pertaining to the Proposed Exemption to be tabled at Genting's forthcoming AGM.

In addition, Tan Sri Lim Kok Thay (the Chairman and Chief Executive of Genting) being a PAC, has abstained, and will continue to abstain from deliberating and voting on the resolution pertaining to the Proposed Exemption at the relevant Board meetings, if applicable.

8. DIRECTORS' RECOMMENDATION

8.1 Proposed Share Buy-Back Renewal

Genting's Board, having considered all aspects of the Proposed Share Buy-Back Renewal, is of the opinion that the Proposed Share Buy-Back Renewal is in the best interest of Genting, and accordingly recommends that you vote in favour of the resolution pertaining to the Proposed Share Buy-Back Renewal to be tabled at Genting's forthcoming AGM.

8.2 Proposed Exemption

Genting's Board (other than Tan Sri Lim Kok Thay), having considered all aspects of the Proposed Exemption, including the advice of PIVB, is of the opinion that the Proposed Exemption is in the best interest of Genting, and accordingly recommends that you vote in favour of the resolution pertaining to the Proposed Exemption to be tabled at Genting's forthcoming AGM.

9. RESOLUTIONS ON THE PROPOSALS AND AGM

The ordinary resolutions on the Proposals will be tabled at Genting's forthcoming AGM, which will be held on Monday, 23 June 2008 at 2.30 p.m. or at any adjournment at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur. The said resolutions are set out in Genting's Annual Report for the financial year ended 31 December 2007.

The Notice of AGM and Form of Proxy are enclosed in Genting's Annual Report for the financial year ended 31 December 2007, which is despatched together with this document.

Yours faithfully
For and on behalf of the Board of Directors of
GENTING BERHAD

Tun Mohammed Hanif bin Omar
Deputy Chairman

Part B

Independent Advice Circular from PIVB on the Proposed Exemption

This Independent Advice Circular ("IAC") is important and requires your immediate attention. You should read this IAC in conjunction with the Statement dated 30 May 2008 issued by Genting Berhad which has been despatched to you together with this IAC.

If you are in any doubt as to what course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all of your ordinary shares of RM0.10 each in Genting Berhad, you should at once hand this IAC to the purchaser or to the transferee or to the agent through whom you effected the sale or transfer for onward transmission to the purchaser or transferee.

Pursuant to Practice Note 2.9.10(5(b)) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the Securities Commission ("SC") has granted its consent to the despatch of this IAC. However, such consent shall not be taken to imply that the SC agrees with the views and recommendation contained in this IAC. It merely means that this IAC has complied with the disclosure requirements under the Code. The SC takes no responsibility for the contents of this IAC, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of this IAC.

GENTING

GENTING BERHAD

(Company no. 7916-A)
(Incorporated in Malaysia under the Companies Act, 1965)

Independent Advice Circular to Shareholders

in relation to the

Proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 for Kien Huat Realty Sdn Berhad and persons acting in concert with it from the obligation to undertake a mandatory take-over offer on the remaining voting shares in Genting Berhad ("Genting") not already owned by them, upon the purchase by Genting of its own shares

Independent Adviser

PUBLIC INVESTMENT BANK BERHAD (20027-W)
(A Participating Organisation of Bursa Malaysia Securities Berhad)
(Wholly-Owned Subsidiary of Public Bank Berhad)

This Independent Advice Circular is dated 30 May 2008

DEFINITIONS

Except where the context otherwise requires or where otherwise defined herein, the following definitions shall apply throughout this IAC:

Act	:	Companies Act, 1965
AGM	:	Annual general meeting
Board	:	Board of Directors
Bursa Securities	:	Bursa Malaysia Securities Berhad
CIMB	:	CIMB Investment Bank Berhad
Code	:	Malaysian Code on Take-Overs and Mergers, 1998
CPO	:	Crude palm oil
Directors	:	Directors of Genting
EPS	:	Earnings per share
ESOS	:	Executive share option scheme for eligible executives of the Group
FYE	:	Financial year ended
Genting or Company	:	Genting Berhad
Genting Share	:	Ordinary share of RM0.10 each in Genting
Group	:	Genting and its subsidiaries
HKD	:	Hong Kong Dollar
IA	:	Independent adviser appointed by the Board pursuant to Practice Note 2.9.10 of the Code, namely PIVB
IAC	:	This independent advice circular dated 30 May 2008 to the shareholders of Genting
KHR	:	Kien Huat Realty Sdn Berhad
LPD	:	28 April 2008, being the latest practicable date before the printing of this IAC
PACs	:	Persons acting in concert with KHR namely Tan Sri Lim Kok Thay, The Estate, Alocasia Sdn Bhd, World Management Sdn Bhd, Inverway Sdn Bhd, Tinehay Holdings Limited, Time Life Equity Sdn Bhd and Golden Hope Limited
PIVB	:	Public Investment Bank Berhad
Proposals	:	Collectively, the Proposed Share Buy-Back Renewal and Proposed Exemption
Proposed Exemption	:	Proposed exemption under Practice Note 2.9.10 of the Code to KHR and the PACs from the obligation to undertake a mandatory take-over offer under Part II of the Code on the remaining voting shares in Genting not already owned by them, upon the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal

DEFINITIONS ***(Cont'd)***

Proposed Share Buy-Back Renewal	:	Proposed renewal of the authority for Genting to purchase and/or hold its own shares of an aggregate amount of up to ten percent (10%) of its prevailing issued and paid-up share capital at any time
Purchased Genting Shares	:	Genting Shares that are purchased by Genting pursuant to the Proposed Share Buy-Back Renewal
RM and sen	:	Ringgit Malaysia and sen, respectively
SC	:	Securities Commission
Scenario 1	:	Assuming that all of the 7,946,000 ESOS options which are exercisable as at the LPD up to 30 June 2009 are exercised into new Genting Shares, prior to the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal. The 7,946,000 ESOS options include 3,740,000 ESOS options held by The Estate as at the LPD and assuming all of these ESOS options are excercisable as at the LPD up to 30 June 2009 into new Genting Shares
Scenario 2	:	Assuming that none of the ESOS options which are exercisable as at the LPD up to 30 June 2009 are exercised into new Genting Shares, prior to the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal
Statement	:	Statement to shareholders of Genting dated 30 May 2008 in relation to the Proposals as set out in Part A of this document
The Estate	:	The Estate of Tan Sri (Dr.) Lim Goh Tong (deceased)

In this IAC, unless there is something in the subject or context inconsistent herewith, the singular includes the plural and references to gender include both genders and the neuter genders. References to persons shall include corporations.

Any reference in this IAC to any legislation is a reference to that legislation as for the time being amended or re-enacted.

Any reference to a time of day in this IAC shall be a reference to Malaysian time, unless otherwise stated.

All references to "we", "us" and "our" in this IAC are to PIVB, being the independent adviser for the Proposed Exemption.

Any discrepancies in the tables between the amounts listed and the totals in this IAC are due to rounding.

All references to "voting shares" in this IAC refers to issued and paid-up share capital less treasury shares.

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EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

This executive summary highlights only the pertinent information on the Proposed Exemption. The independent shareholders of Genting are advised to read and understand fully the contents of this IAC in its entirety, which is to be read in conjunction with the Statement and to carefully consider the recommendation contained herein before voting on the resolution pertaining to the Proposed Exemption at the forthcoming AGM of Genting.

1. INTRODUCTION

On 2 May 2008, CIMB announced on behalf of Genting that the Board of Genting proposes to undertake the following proposals:

(i) Proposed Share Buy-Back Renewal; and

(ii) Proposed Exemption.

The Proposals are inter-conditional upon each other.

As it is not the intention of KHR and/or the PACs to undertake a mandatory take-over offer on all the remaining voting shares in Genting not already owned by them as a result of the implementation of the Proposed Share Buy-Back Renewal, KHR has made an application to the SC, seeking the SC's approval for the Proposed Exemption under Practice Note 2.9.10 of the Code.

The SC had, vide its letter dated 12 May 2008, stated that the SC will consider KHR's application for the Proposed Exemption subject to the following conditions being met:

(i) approval from the independent holders of the voting shares of Genting, by way of poll at a general meeting in which the interested parties are to abstain from voting. The result of the poll has to be confirmed by an independent auditor;

(ii) provision for competent independent advice regarding the Proposed Exemption is to be made to the shareholders of Genting. The appointment of the independent adviser and the independent adviser's circular to the shareholders are to be first approved and consented by the SC respectively; and

(iii) KHR and the PACs are to submit declarations addressed to the SC, attesting that KHR and the PACs have not purchased shares in Genting subsequent to the discussion in relation to the Proposed Share Buy-Back Renewal and until the granting of the Proposed Exemption by the SC (if so decided).

In compliance with the requirements under Practice Note 2.9.10(5)(a) of the Code, Genting has appointed PIVB as the IA to advise the independent shareholders of Genting in relation to the Proposed Exemption. The appointment of PIVB as the IA to the independent shareholders of Genting for the Proposed Exemption was approved by the SC on 12 May 2008. The SC had also on 20 May 2008, given its consent to the despatch of this IAC. The consent of the SC for the despatch of this IAC is not to be taken or implied that the SC concurs with the views and recommendation of PIVB contained herein but only that this IAC has been prepared in compliance with the disclosure requirements of the Code.

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2. DETAILS OF THE PROPOSED EXEMPTION

As at the LPD, KHR holds approximately 32.22% of the total voting shares of Genting, and together with the PACs, they collectively hold approximately 45.60% of the total voting shares of Genting.

The purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal may result in KHR's voting interest to increase to more than 33%, and/or the collective voting interest held by KHR and the PACs to increase by more than 2% in any given six (6) month period. Should such circumstances arise, pursuant to Part II of the Code, KHR and the PACs will be required to undertake a mandatory take-over offer on the remaining voting shares in Genting not already owned by them.

As this inadvertent increase in the percentage of voting interest affects all Genting shareholders (and not only KHR and the PACs) and arises from an event outside their direct participation, the Proposed Exemption will relieve KHR and the PACs from the obligation to undertake a mandatory take-over offer on the remaining voting shares in Genting not already owned by them upon implementation of the Proposed Share Buy-Back Renewal.

In the event that the Proposed Exemption is approved by the independent shareholders of Genting and the SC, it is pertinent to note that under both Scenario 1 and Scenario 2, KHR and the PACs may collectively hold more than 50% of the total voting shares in Genting following which, KHR and the PACs may collectively increase their voting shares in Genting without incurring any further mandatory take-over offer obligation under the Code. However, in the event KHR individually increases its voting interest in Genting by more than 2% in any given six (6) month period (other than as a result of the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal), KHR will be required to undertake a mandatory take-over offer pursuant to Part II of the Code.

It is pertinent for the independent shareholders of Genting to note that the Proposed Share Buy-Back Renewal and the Proposed Exemption are inter-conditional upon each other. As such, the Proposed Share Buy-Back Renewal will not be implemented in the absence of the approval from the independent shareholders of Genting for the Proposed Exemption, and vice versa.

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3. EVALUATION OF THE PROPOSED EXEMPTION

Rationale for the Proposed Exemption	The rationale for the Proposed Exemption is **fair and reasonable** considering: ▪ The Proposed Exemption is sought as it is not intended for KHR and the PACs to gain control[1] of Genting via the Proposed Share Buy-Back Renewal. The increase in the percentage of voting interest of KHR and the PACs in Genting following the Proposed Share Buy-Back Renewal is an unintended consequence due to the decrease in the number of voting shares of Genting arising from the implementation of the Proposed Share Buy-Back Renewal and is not a result of a direct acquisition of Genting Shares by KHR or the PACs. ▪ KHR is already the largest shareholder of Genting with a direct voting interest of approximately 32.22% as at the LPD and the implementation of the Proposed Share Buy-Back Renewal will not result in a change in the dominant shareholder of Genting. It is pertinent to note that KHR has been the single largest shareholder of Genting for at least the past thirty (30) years. ▪ The Proposed Exemption will therefore relieve KHR and the PACs from the obligation to undertake a mandatory take-over offer should KHR's voting interest increase to more than 33%, and/or the collective voting interest of KHR and the PACs increase by more than 2% over a six (6) month period pursuant to the Proposed Share Buy-Back Renewal.
Effects of the Proposed Exemption	▪ The Proposed Exemption **will not have any effect** on Genting's voting shares, substantial shareholders' shareholdings, consolidated EPS, consolidated net assets per share, working capital or dividend policy of Genting.
Implications arising from voting for or against the Proposed Exemption	*(i) Assuming the independent shareholders of Genting vote **in favour** of the Proposed Exemption:* ▪ The SC will be able to consider the application made by CIMB on behalf of KHR. ▪ In the event that the Proposed Exemption is approved by the independent shareholders of Genting and the SC, it is pertinent to note that under both Scenario 1 and Scenario 2, KHR and the PACs may collectively hold more than 50% of the total voting shares in Genting following which, KHR and the PACs may collectively increase their voting shares in Genting without incurring any further mandatory take-over offer obligation under the Code. However, in the event KHR individually increases its voting interest in Genting by more than 2% in any given six (6) month period (other than as a result of the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal), KHR will be required to undertake a mandatory take-over offer pursuant to Part II of the Code. ▪ The number of Genting Shares held by KHR and the PACs will remain unchanged as a result of the Proposed Share Buy-Back Renewal, although their percentage shareholdings in Genting would increase pursuant to the Proposed Share Buy-Back Renewal.

[1] As defined under Section 33(1) of the Securities Commission Act, 1993.

Implications arising from voting for or against the Proposed Exemption *(Cont'd)*	*(ii) Assuming the independent shareholders of Genting vote **against** the Proposed Exemption:* ▪ As the Proposals are inter-conditional, Genting **will not be able to implement** the Proposed Share Buy-Back Renewal in the absence of the approval from the independent shareholders of Genting for the Proposed Exemption and henceforth, any potential benefits arising from the Proposed Share Buy-Back Renewal will not materialise.
Other considerations	▪ The **potential advantages** of the Proposed Share Buy-Back Renewal, if implemented, may: (i) enable Genting to utilise its resources which are not immediately required for other uses to purchase its own shares; (ii) stabilise the supply and demand of Genting Shares as well as the market price of Genting Shares; (iii) enhance the consolidated EPS of Genting, if the Purchased Genting Shares are retained as treasury shares and/or cancelled; (iv) enable Genting to realise potential capital gains, if the Purchased Genting Shares are held as treasury shares and subsequently resold at a higher price in the open market without affecting the issued and paid-up shares of Genting; and (v) enable Genting to hold the Purchased Genting Shares as treasury shares and be distributed to shareholders as share dividends, and thus benefiting all shareholders. ▪ The **potential disadvantages** of the Proposed Share Buy-Back Renewal, if implemented, may: (i) reduce the financial resources available for distribution to the shareholders of Genting; and (ii) result in the Group having to forego other investment opportunities of which income would be earned from these investments. Nevertheless, the Board of Genting is of the view that the Proposed Share Buy-Back Renewal is not expected to have any material disadvantages to the shareholders of Genting as it will be implemented only after careful consideration on the availability of the financial resources of the Group and the resultant impact of the Proposed Share Buy-Back Renewal on the Company and the shareholders of Genting.

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Overview and prospects of the Malaysian economy, the leisure and hospitality, power, and plantation industries in Malaysia for the next twelve (12) months	▪ The overview and prospects of the Malaysian economy are expected to be **positive** with the Malaysian economy expected to grow for the next twelve (12) months underpinned by continued expansion of private sector activities, complemented by the Government's pragmatic policies and strategies to diversify and promote the new sources of growth and supported by domestic demand. ▪ The outlook and prospect of the leisure and hospitality, power as well as the plantation industries in Malaysia is expected to be **positive** supported by the aggressive and continued promotional activities by the Government to promote Malaysia as a tourist and business destination. With the improvement in quality of life of the population in Malaysia, there will be an increase in energy consumption, which augurs well for the power industry in Malaysia for the next twelve (12) months. The plantation industry will remain favourable for the next twelve (12) months with continuing favourable CPO prices due to increasing demand in CPO as a result of, amongst others, increasing demand for vegetable oils and fats affluence, the reduction in import duties on crude and refined palm oil in India and the enactment of trans-fat labelling laws in the United States of America.
Prospects of the Group for the next twelve (12) months	▪ Based on the Group's financial performance and positive outlook for the sectors that they are operating in as well as its business strategies for continued growth and business expansion, the Group is poised for future growth by leveraging on the growth in its plantation as well as oil and gas divisions. The leisure and hospitality division is expected to maintain its growth momentum with higher revenues contributed from its operations. ▪ The prospects of the Group's operations for the next twelve (12) months will remain **favourable** based on the prospects of the core business activities of the Group in providing leisure and hospitality services and its involvement in the plantation operations.

4. CONCLUSION AND RECOMMENDATION

The purpose of this IAC is to provide the independent shareholders of Genting with an independent evaluation of the Proposed Exemption and to make our independent recommendation thereon. Based on our evaluation:

(i) we are of the opinion that the **Proposed Exemption is fair and reasonable** and is not detrimental to the interest of the independent shareholders of Genting; and

(ii) we recommend that the independent shareholders of Genting vote ***in favour of*** the resolutions pertaining to the Proposed Exemption to be tabled at the forthcoming AGM of Genting.

THE INDEPENDENT SHAREHOLDERS OF GENTING ARE ADVISED TO READ THIS IAC THOROUGHLY AND IN ITS ENTIRETY FOR MORE INFORMATION AND NOT RELY SOLELY ON THIS EXECUTIVE SUMMARY BEFORE FORMING AN OPINION ON THE PROPOSED EXEMPTION.

THE INDEPENDENT SHAREHOLDERS ARE FURTHER ADVISED TO CONSIDER CAREFULLY THE INFORMATION CONTAINED IN THE STATEMENT AND THIS IAC BEFORE MAKING A DECISION ON THE COURSE OF ACTION TO BE TAKEN.

INDEPENDENT ADVICE LETTER FROM PIVB

PUBLIC INVESTMENT BANK
大众投资银行

Registered Office

27th Floor
Menara Public Bank
146 Jalan Ampang
50450 Kuala Lumpur

30 May 2008

To: The Independent Shareholders of Genting Berhad

Dear Sir/Madam,

INDEPENDENT ADVICE IN RELATION TO THE PROPOSED EXEMPTION UNDER PRACTICE NOTE 2.9.10 OF THE CODE TO KHR AND THE PACs FROM THE OBLIGATION TO EXTEND A MANDATORY TAKE-OVER OFFER ON ALL THE REMAINING VOTING SHARES IN GENTING NOT ALREADY OWNED BY THEM PURSUANT TO THE PROPOSED SHARE BUY-BACK RENEWAL

---

1. INTRODUCTION

On 2 May 2008, CIMB announced on behalf of Genting that the Board of Genting proposes to undertake the following proposals:

(i) Proposed Share Buy-Back Renewal; and

(ii) Proposed Exemption.

The Proposals are inter-conditional upon each other.

The Proposed Share Buy-Back Renewal involves the renewal of the authority for Genting to purchase and/or hold its own shares of an aggregate amount of up to ten percent (10%) of its prevailing issued and paid-up share capital at any time within the time period stated in Section 2.1.2 of the Statement, subject to the compliance with Section 67A of the Act and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of purchase.

KHR is a substantial shareholder of Genting, holding approximately 32.22% of the total voting shares of Genting as at the LPD. Together, KHR and the PACs collectively hold approximately 45.60% of the total voting shares of Genting as at the LPD.

The purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal may result in KHR's voting interest to increase to more than 33%, and/or the collective voting interest held by KHR and the PACs to increase by more than 2% in any given six (6) month period. Should such circumstances arise, pursuant to Part II of the Code, KHR and the PACs will be required to undertake a mandatory take-over offer on all the remaining voting shares in Genting not already owned by them.

As it is not the intention of KHR and/or the PACs to undertake a mandatory take-over offer on all the remaining voting shares in Genting not already owned by them as a result of the implementation of the Proposed Share Buy-Back Renewal, KHR has made an application to the SC, seeking the SC's approval for the Proposed Exemption under Practice Note 2.9.10 of the Code.

The SC had, vide its letter dated 12 May 2008, stated that the SC will consider KHR's application for the Proposed Exemption subject to the following conditions being met:

(i) approval from the independent holders of the voting shares of Genting, by way of poll at a general meeting in which the interested parties are to abstain from voting. The result of the poll has to be confirmed by an independent auditor;

(ii) provision for competent independent advice regarding the Proposed Exemption is to be made to the shareholders of Genting. The appointment of the independent adviser and the independent adviser's circular to the shareholders are to be first approved and consented by the SC respectively; and

(iii) KHR and the PACs are to submit declarations addressed to the SC, attesting that KHR and the PACs have not purchased shares in Genting subsequent to the discussion in relation to the Proposed Share Buy-Back Renewal and until the granting of the Proposed Exemption by the SC (if so decided).

In compliance with the requirements under Practice Note 2.9.10(5)(a) of the Code, Genting has appointed PIVB as the IA to advise the independent shareholders of Genting in relation to the Proposed Exemption. The appointment of PIVB as the IA to the independent shareholders of Genting for the Proposed Exemption was approved by the SC on 12 May 2008. The SC had also on 20 May 2008, given its consent to the despatch of this IAC. The consent of the SC for the despatch of this IAC is not to be taken or implied that the SC concurs with the views and recommendation of PIVB contained herein but only that this IAC has been prepared in compliance with the disclosure requirements of the Code.

The purpose of this IAC is to provide the independent shareholders of Genting with an independent evaluation on the terms and effects of the Proposed Exemption together with our recommendations thereon, subject to the scope of our role and evaluation specified herein, in relation to the Proposed Exemption. The independent shareholders of Genting should nonetheless rely on their own evaluation of the merits of the Proposed Exemption before making a decision on the course of action to be taken.

INDEPENDENT SHAREHOLDERS OF GENTING ARE ADVISED TO READ BOTH THIS IAC TOGETHER WITH THE STATEMENT TO SHAREHOLDERS AND CAREFULLY CONSIDER THE RECOMMENDATIONS CONTAINED HEREIN BEFORE VOTING ON THE RESOLUTION PERTAINING TO THE PROPOSED EXEMPTION TO BE TABLED AT THE FORTHCOMING AGM OF GENTING.

IF YOU ARE IN ANY DOUBT AS TO THE COURSE OF ACTION TO BE TAKEN, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, ACCOUNTANT, SOLICITOR OR OTHER PROFESSIONAL ADVISERS IMMEDIATELY.

2. DETAILS OF THE PROPOSED EXEMPTION

Under Practice Note 2.9.10 of the Code, a holder of voting shares who, as a result of a reduction of voting shares of the company through a buy-back scheme under the Act, increases his voting shares in the company to:

(i) more than 33%; or

(ii) if his existing holding of voting shares is more than 33% but less than 50%, by more than 2% in any six (6) month period;

will be exempted from the obligation to undertake a mandatory take-over offer, if the increase in his holding is inadvertent and as a result of any action that is outside his direct participation.

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Assuming the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal is carried out in full, the effects of such purchase on the shareholdings of KHR and the PACs are as follows:

			<---After share buy-back	--->		
	<--- As at the LPD --->		<--- Scenario 1 --->		<--- Scenario 2 --->	
	No. of Genting Shares held	**%**	**No. of Genting Shares held**	**%**	**No. of Genting Shares held**	**%**
Voting shares	*3,702,611,770*	*100.00*	*3,340,402,893*	*100.00*	*3,333,251,493*	*100.00*
KHR *(Company No. 3596-X)*	1,193,140,260	32.22	1,193,140,260	35.72	1,193,140,260	35.80
PACs Alocasia Sdn Bhd *(Company No. 35345-P)*	56,490,000	1.53	56,490,000	1.69	56,490,000	1.69
World Management Sdn Bhd *(Company No. 47197-V)*	58,293,000	1.57	58,293,000	1.75	58,293,000	1.75
Inverway Sdn Bhd *(Company No. 53569-M)*	8,977,000	0.24	8,977,000	0.27	8,977,000	0.27
Tinehay Holdings Limited *(Company No. 000803v)*	147,000,000	3.97	147,000,000	4.40	147,000,000	4.41
Tan Sri Lim Kok Thay *(NRIC No. 510816-10-5615)*	10,369,000	0.28	10,994,000	0.33	10,369,000	0.31
Time Life Equity Sdn Bhd *(Company No. 36759-W)*	57,619,980	1.56	57,619,980	1.72	57,619,980	1.73
Golden Hope Limited *(Company No. 000815v)* (as trustee of Golden Hope Unit Trust)	152,651,250	4.12	152,651,250	4.57	152,651,250	4.58
The Estate	3,760,000	0.10	7,500,000	0.22	3,760,000	0.11
Total	**1,688,300,490**	**45.60**	**1,692,665,490**	**50.67**	**1,688,300,490**	**50.65**

As at the LPD, KHR and the PACs do not hold any convertible securities in Genting, save for Tan Sri Lim Kok Thay holding 625,000 ESOS options which are exercisable as at the LPD up to 30 June 2009 into new Genting Shares and The Estate holding 3,740,000 ESOS options which may become exercisable into new Genting Shares, in whole or in part, subject to the approval of the Remuneration, Compensation and Benefits Committee of Genting.

Assuming only both Tan Sri Lim Kok Thay fully exercises all ESOS options held by him and all the outstanding ESOS options held by The Estate as at the LPD becomes exercisable (as mentioned above), and are fully exercised into new Genting Shares whilst the remaining 3,581,000 ESOS Options are not exercised, the maximum number of Genting Shares that may be purchased pursuant to the Proposed Share Buy-Back Renewal is 369,796,777 Genting Shares and consequently the collective shareholdings of KHR and the PACs will increase to 50.72%.

In accordance with Part II of the Code, KHR on its own, or together with the PACs, will be obliged to undertake a mandatory take-over offer on all the remaining voting shares in Genting not already owned by them should the circumstances under Scenario 1 and Scenario 2 as illustrated above arise.

As this inadvertent increase in the percentage of voting interest affects all Genting shareholders (and not only KHR and the PACs) and arises from an event outside their direct participation, the Proposed Exemption will relieve KHR and the PACs from the obligation to undertake a mandatory take-over offer on all the remaining voting shares in Genting not already owned by them upon implementation of the Proposed Share Buy-Back Renewal.

KHR and the PACs will abstain from voting in respect of their direct and/or indirect shareholdings in Genting on the resolution pertaining to the Proposed Exemption to be tabled at Genting's forthcoming AGM.

In the event that the Proposed Exemption is approved by the independent shareholders of Genting and the SC, it is pertinent to note that under both Scenario 1 and Scenario 2, KHR and the PACs may collectively hold more than 50% of the total voting shares in Genting following which, KHR and the PACs may collectively increase their voting shares in Genting without incurring any further mandatory take-over offer obligation under the Code. However, in the event KHR individually increases its voting interest in Genting by more than 2% in any given six (6) month period (other than as a result of the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal), KHR will be required to undertake a mandatory take-over offer pursuant to Part II of the Code.

It is pertinent for the independent shareholders of Genting to note that the Proposals are inter-conditional upon each other. As such, the Proposed Share Buy-Back Renewal will not be implemented in the absence of the approval from the independent shareholders of Genting for the Proposed Exemption, and vice versa.

3. SOURCES OF INFORMATION

In preparing this IAC, PIVB has relied upon the following sources of information and documents:

(a) information contained in the Statement;

(b) other relevant information furnished to us by Genting;

(c) other publicly available information; and

(d) discussions with the management of Genting.

4. LIMITATIONS TO THE EVALUATION OF THE PROPOSED EXEMPTION

PIVB was not involved in any formulation of the Proposed Exemption and/or any deliberation and negotiations on the terms and conditions of the Proposed Exemption. Accordingly, our evaluation of the Proposed Exemption is based on the sources of information requested/obtained by us from the various sources as highlighted in Section 3 of this IAC.

We have not independently verified such information for its reasonableness, reliability, accuracy and/or completeness. As such, no representation, express or implied, is made by us of such information. We express no opinion on any such information and have not taken any independent investigation into the business and affairs of Genting and all relevant parties involved in the Proposed Exemption.

However, based on our request for such information, the Directors have individually and collectively confirmed that, to the best of their knowledge and belief, all material facts and information critical to our evaluation of the Proposed Exemption have been disclosed to us. The Directors have also accepted responsibility for the accuracy of the information given to us and confirmed that after making all reasonable enquiries and to the best of their knowledge and belief, there is no material fact the omission of which would make any information supplied to us false or misleading.

As the IA, we have evaluated the Proposed Exemption, and, in rendering our advice, we have considered those factors, which we believe are of importance to an assessment of the implications of the Proposed Exemption. As such, the scope of PIVB's responsibility regarding the evaluation and recommendations contained herein is confined to the assessment of the implications of the Proposed Exemption only and where comments or points of consideration are included on matters which may be commercially oriented, these are incidental to our overall evaluation and concern matters which may be deemed material for disclosure.

In this IAC, there are some illustrations used that we believe would be of relevance and general importance to and for the better understanding of the independent shareholders of Genting on the Proposed Exemption, based on appropriate assumptions. However, the independent shareholders of Genting should note that some of these assumptions used have not been independently verified, may not materialise in the future and should only be used for illustrative purposes.

5. SUBSTANTIAL SHAREHOLDERS' AND DIRECTORS' INTERESTS

5.1 Substantial shareholders' interests

Based on Genting's Register of Substantial Shareholders' shareholdings as at the LPD, the direct and indirect voting interest of the substantial shareholders of Genting are as follows:

	<------Direct------>		<------Indirect------>	
Shareholders	**No. of Genting Shares held**	**%**	**No. of Genting Shares held**	**%**
KHR	1,193,140,260	32.22	270,760,000[a]	7.31
Parkview Management Sdn Bhd	-	-	1,463,900,260[b]	39.54
Inforex Sdn Bhd	-	-	1,193,140,260[c]	32.22
Info-Text Sdn Bhd	-	-	1,193,140,260[c]	32.22
Dataline Sdn Bhd	-	-	1,193,140,260[c]	32.22

Notes:

(a) *Deemed interest through its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd) under Section 6A of the Act.*

(b) *Deemed interest through KHR and its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd) under Section 6A of the Act.*

(c) *Deemed interest through KHR under Section 6A of the Act.*

Please refer to Section 8.2 of this IAC for further details on the effects of the Proposed Share Buy-Back Renewal on the direct and indirect voting interest of the substantial shareholders of Genting.

5.2 Directors' interests

Based on Genting's Register of Directors' shareholdings as at the LPD, the direct and indirect voting interest of the Directors are as follows:

	<------Direct------>		<------Indirect------>	
Directors	**No. of Genting Shares held**	**%**	**No. of Genting Shares held**	**%**
Tan Sri Lim Kok Thay	10,369,000	0.28	-	-
Tun Mohammed Hanif bin Omar	201,000	0.01	-	-
Tan Sri Mohd Amin bin Osman[a]	1,204,600	0.03	-	-
Dato' Dr R. Thillainathan[b]	-	-	-	-
Mr Quah Chek Tin[c]	5,000	*	-	-
Dato' Paduka Nik Hashim bin Nik Yusoff	-	-	-	-
Tan Sri Dr Lin See Yan	-	-	-	-
Mr Chin Kwai Yoong	-	-	-	-

Notes:

* *Negligible*

(a) *As at the LPD, his spouse holds 60,000 ordinary shares in Genting. This disclosure is made pursuant to Section 134(12)(c) of the Act.*

(b) *As at the LPD, his spouse and children collectively hold 295,000 ordinary shares in Genting. This disclosure is made pursuant to Section 134(12)(c) of the Act.*

(c) *As at the LPD, his spouse holds 630,000 ordinary shares in Genting. This disclosure is made pursuant to Section 134(12)(c) of the Act.*

Pursuant to Practice Note 2.9.10 of the Code, Tan Sri Lim Kok Thay (the Chairman and Chief Executive of Genting) being a PAC, has abstained, and will continue to abstain from deliberating and voting on the resolution pertaining to the Proposed Exemption at the relevant Board meetings, where applicable.

Please refer to Section 5.2.2 of the Statement for further details on the effects of the Proposed Share Buy-Back Renewal on the direct and indirect voting interest of the Directors.

6. EVALUATION OF THE PROPOSED EXEMPTION

In carrying out our evaluation of the Proposed Exemption, we have considered the following factors, which we believe are of general concern to the independent shareholders of Genting:

(a)	Rationale for the Proposals	Section 7
(b)	Effects of the Proposals	Section 8
(c)	Implications arising from the Proposed Exemption	Section 9
(d)	Other considerations	Section 10
(e)	Overview and prospects of the Malaysian economy, the leisure and hospitality, power, and plantation industries as well as the prospects of the Group in Malaysia for the next twelve (12) months	Section 11

7. RATIONALE FOR THE PROPOSALS

7.1 Rationale for the Proposed Share Buy-Back Renewal

As set out in Section 3.1, Part A of the Statement, we have taken cognisance of the rationale for the Proposed Share Buy-Back Renewal and are of the view that:

(i) the Proposed Share Buy-Back Renewal will enable the Group to utilise its financial resources more efficiently by purchasing the Genting Shares from the open market. If the Purchased Genting Shares are retained as treasury shares and/or cancelled, the EPS of the Group is expected to strengthen, thereby enabling Genting's shareholders to benefit from any potential upside in the value of their investment in Genting;

(ii) the Proposed Share Buy-Back Renewal may serve as supporting mechanism in terms of the market prices of Genting Shares by stabilising the supply and demand of Genting Shares traded on the Main Board of Bursa Securities and reduce volatility of prices of Genting Shares, thereby supporting the fundamental value of Genting Shares;

(iii) any of the Purchased Genting Shares could be held as treasury shares and subsequently sold at higher prices, which would provide Genting the opportunity for potential capital gains without affecting the total issued and paid-up share capital of Genting; and

(iv) any of the Purchased Genting Shares could be held as treasury shares and be distributed to shareholders as share dividends, and thus benefit all shareholders.

We have noted that the Proposed Share Buy-Back Renewal will only be implemented after careful consideration of the financial resources of the Group and the resultant impact on the Group and its shareholders. As such, the Proposed Share Buy-Back Renewal is not expected to have any material adverse effect on the financial position of Genting as well as the value of shareholders' shareholdings in Genting.

Premised on the above, we are of the opinion that the rationale for the Proposed Share Buy-Back Renewal is fair and reasonable.

7.2 Rationale for the Proposed Exemption

Set out below are our comments on the rationale for the Proposed Exemption as stated in Section 3.2, Part A of the Statement:

"The tabling of the Proposed Exemption to seek your approval at Genting's forthcoming AGM is to facilitate KHR and the PACs to obtain an exemption from the obligation to undertake a mandatory take-over offer on the remaining voting shares in Genting not already owned by them, upon the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal.

The Proposed Exemption, if approved by you, will allow Genting to purchase its own shares under the Proposed Share Buy-Back Renewal without causing KHR and the PACs to trigger a mandatory take-over obligation under Part II of the Code."

As at the LPD, KHR is the single largest shareholder of Genting with a direct voting interest of approximately 32.22%. KHR together with the PACs collectively hold approximately 45.60% of the total voting shares of Genting as at the LPD. Under both Scenario 1 and Scenario 2, upon full implementation of the Proposed Share Buy-Back Renewal, KHR would remain as the single largest shareholder of Genting with a direct voting interest of 35.72% and 35.80% respectively, and together with the PACs will collectively hold 50.67% and 50.65% respectively of the total voting shares of Genting. As such, the Proposed Share Buy-Back Renewal will not result in a change in the dominant shareholder of Genting.

Furthermore, KHR and the PACs have not acquired any Genting Shares with the knowledge that the Board of Genting intends to seek its shareholders' approval for the Proposed Share Buy-Back Renewal.

Under both Scenario 1 and Scenario 2, KHR and the PACs may collectively hold more than 50% of the total voting shares in Genting following which, KHR and the PACs may collectively increase their voting shares in Genting without incurring any further mandatory take-over offer obligation under the Code. However, in the event KHR individually increases its voting interest in Genting by more than 2% in any given six (6) month period (other than as a result of the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal), KHR will be required to undertake a mandatory take-over offer pursuant to Part II of the Code.

It is pertinent to note that it is not intended for KHR and the PACs to gain control[1] of Genting via the Proposed Share Buy-Back Renewal. The increase in the percentage of voting interest of KHR and the PACs in Genting following the implementation of the Proposed Share Buy-Back Renewal is an unintended consequence due to the decrease in the number of voting shares of Genting and is not a result of a direct acquisition of Genting Shares by KHR or the PACs. As such, although the percentage voting interest held by KHR and the PACs will increase as a result of the implementation of the Proposed Share Buy-Back Renewal, the number of Genting Shares held by KHR and/or the PACs remain unchanged.

---

[1] As defined under Section 33(1) of the Securities Commission Act, 1993.

The Proposed Exemption will relieve KHR and the PACs from the obligation to undertake a mandatory take-over offer should KHR's voting interest increase to more than 33%, and/or the collective voting interest of KHR and the PACs increase by more than 2% over a six (6) month period pursuant to the Proposed Share Buy-Back Renewal.

In view of the above, we are of the opinion that the rationale for the Proposed Exemption is fair and reasonable.

8. EFFECTS OF THE PROPOSALS

The Proposed Exemption will not have any effect on the voting shares, shareholdings of substantial shareholders, consolidated EPS, consolidated net assets per share, working capital or dividend policy of Genting.

As the Proposed Exemption arises as a result of the Proposed Share Buy-Back Renewal, we have considered the effects of the Proposed Share Buy-Back Renewal on the following:

8.1 Voting shares

The maximum number of Genting Shares that may be purchased pursuant to the Proposed Share Buy-Back Renewal and the effects of such purchase on the number of voting shares in Genting (illustrated on a proforma basis as at the LPD) are as follows:

	Scenario 1	**Scenario 2**
	No. of Genting Shares	**No. of Genting Shares**
Issued and paid-up share capital as at the LPD	3,703,612,770	3,703,612,770
Exercise of ESOS options	7,946,000	-
Enlarged issued and paid-up share capital	3,711,558,770	3,703,612,770
Treasury shares as at the LPD	1,001,000	1,001,000
Maximum number of Genting Shares that may be purchased pursuant to the Proposed Share Buy-Back Renewal	370,154,877	369,360,277
Voting shares	3,340,402,893	3,333,251,493

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8.2 Shareholdings of substantial shareholders

Assuming the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal is carried out in full, the effects of such purchase on the shareholdings of the substantial shareholders of Genting (based on Genting's Register of Substantial Shareholders as at the LPD) are as follows:

	As at the LPD				After share buy-back							
					Scenario 1				Scenario 2			
	Direct		Indirect		Direct		Indirect		Direct		Indirect	
Substantial shareholder	No. of Genting Shares held	%	No. of Genting Shares held	%	No. of Genting Shares held	%	No. of Genting Shares held	%	No. of Genting Shares held	%	No. of Genting Shares held	%
KHR	1,193,140,260	32.22	270,760,000[a]	7.31	1,193,140,260	35.72	270,760,000[a]	8.11	1,193,140,260	35.80	270,760,000[a]	8.12
Parkview Management Sdn Bhd	-	-	1,463,900,260[b]	39.54	-	-	1,463,900,260[b]	43.82	-	-	1,463,900,260[b]	43.92
Inforex Sdn Bhd	-	-	1,193,140,260[c]	32.22	-	-	1,193,140,260[c]	35.72	-	-	1,193,140,260[c]	35.80
Info-Text Sdn Bhd	-	-	1,193,140,260[c]	32.22	-	-	1,193,140,260[c]	35.72	-	-	1,193,140,260[c]	35.80
Dataline Sdn Bhd	-	-	1,193,140,260[c]	32.22	-	-	1,193,140,260[c]	35.72	-	-	1,193,140,260[c]	35.80
Voting shares	3,702,611,770				3,340,402,893				3,333,251,493			

Notes:

[a] *Deemed interest through its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd) under Section 6A of the Act.*

[b] *Deemed interest through KHR and its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd) under Section 6A of the Act.*

[c] *Deemed interest through KHR under Section 6A of the Act.*

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8.3 **EPS**

The effects of the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal on the consolidated earnings of Genting is dependent on the effective funding cost to the Group to finance such purchases and/or any loss in interest income to the Group.

In the event that the Purchased Genting Shares are retained as treasury shares and/or cancelled, the decrease in the number of voting shares in Genting arising from the Proposed Share Buy-Back Renewal will generally improve (all else being equal) the consolidated EPS of Genting.

8.4 **Net assets per share**

The Purchased Genting Shares that are retained as treasury shares would decrease the consolidated net assets per share by the purchase cost of the treasury shares, as the treasury shares are required to be carried at cost and would be offset against equity. If the treasury shares are subsequently cancelled or distributed as share dividends, there will be no additional effects on the consolidated net assets of Genting. In the event the treasury shares are resold on Bursa Securities, it will increase the consolidated net assets per share of Genting if Genting realises a capital gain from such resale, and vice versa.

In the event that the Genting Shares are retained as treasury shares and/or cancelled, the consolidated net assets per share will decrease, if the purchase price of the Genting Shares exceeds the consolidated net assets per share of Genting, and vice versa.

8.5 **Working capital**

The implementation of the Proposed Share Buy-Back Renewal will reduce the Group's working capital, the quantum of which would depend on, amongst others, the number of Purchased Genting Shares and the purchase prices of the Genting Shares.

However, the Purchased Genting Shares which are retained as treasury shares and subsequently resold on Bursa Securities will increase the Group's working capital. The quantum of the increase in the Group's working capital will depend on the actual selling price of the treasury shares and the number of treasury shares resold on Bursa Securities.

8.6 **Dividends**

The Proposed Share Buy-Back Renewal is not expected to have any material impact on the policy of the Board of Genting in recommending future dividends. However, the Board of Genting may choose to distribute the treasury shares as share dividends to the shareholders of Genting.

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9. IMPLICATIONS ARISING FROM THE PROPOSED EXEMPTION

In addition to the qualitative and quantitative considerations set out in Sections 7 and 8 above, the independent shareholders of Genting should note that the possible outcome of the their vote on the Proposed Exemption are as follows:

*(i) Assuming the independent shareholders of Genting vote **in favour** of the Proposed Exemption:*

In view that the Proposals are inter-conditional, Genting will only be able to implement the Proposed Share Buy-Back Renewal if the independent shareholders vote in favour of the resolution for the Proposed Exemption so that the SC would then be able to consider and give effect to the application made by CIMB on behalf of KHR for the Proposed Exemption.

Should the SC approve the Proposed Exemption, KHR and the PACs will be relieved from the obligation of having to undertake a mandatory take-over offer on all the remaining voting shares in Genting not already owned by them in the event the obligation occurs purely as a result of the implementation of the Proposed Share Buy-Back Renewal.

Shareholders should note that if the Proposed Exemption is approved by the SC:

(a) Under both Scenario 1 and Scenario 2, KHR and the PACs may collectively hold more than 50% of the total voting shares in Genting following which, KHR and the PACs may collectively increase their voting shares in Genting without incurring any further mandatory take-over offer obligation under the Code. However, in the event KHR individually increases its voting interest in Genting by more than 2% in any given six (6) month period (other than as a result of the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal), KHR will be required to undertake a mandatory take-over offer pursuant to Part II of the Code.

(b) The number of Genting Shares held by KHR and the PACs will remain unchanged as a result of the Proposed Share Buy-Back Renewal, although their percentage shareholdings in Genting would increase pursuant to the Proposed Share Buy-Back Renewal; and

(c) The Proposed Exemption will expire together with the expiry of the Proposed Share Buy-Back Renewal.

*(ii) Assuming the independent shareholders of Genting vote **against** the Proposed Exemption:*

Should the independent shareholders of Genting vote against the Proposed Exemption, the SC will not be able to consider the application made by CIMB on behalf of KHR for the Proposed Exemption under Practice Note 2.9.10 of the Code. Accordingly, as the Proposals are inter-conditional, Genting will not be able to implement the Proposed Share Buy-Back Renewal in the absence of the approval from the independent shareholders of Genting for the Proposed Exemption, and henceforth, any potential benefits arising from the Proposed Share Buy-Back Renewal will not materialise.

Premised on the above, we are of the view that the granting of approval for the Proposed Exemption would be fair and reasonable.

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10. OTHER CONSIDERATIONS

In evaluating the reasonableness and fairness of the Proposed Exemption, and arriving at our recommendation, we have also considered the potential advantages and disadvantages in relation to the Proposed Share Buy-Back Renewal as set out below:

10.1 Potential advantages

The Proposed Share Buy-Back Renewal will provide Genting with an option to utilise its financial resources which are not immediately required for other uses, to purchase its own shares as and when the Board of Genting deems fit and expedient in the interest of its shareholders during the tenure the authority granted is in effect. The Proposed Share Buy-Back Renewal is expected to stabilise the supply and demand of Genting Shares as well as the market price of Genting Shares. All else being equal, any purchase of Genting Shares, irrespective of whether the Purchased Genting Shares are held as treasury shares or cancelled, will result in a lower number of Genting Shares being taken into account for the purpose of computing the EPS. Therefore, depending on the price paid for the purchase of each Genting Share and its impact on earnings, the Proposed Share Buy-Back Renewal may improve the consolidated EPS of Genting, which in turn could be expected to have a positive impact on the market price of Genting Shares.

Genting may also retain the Purchased Genting Shares as treasury shares to realise potential capital gains, if the Purchased Genting Shares are resold at prices higher than the purchase prices without affecting the total issued and paid-up shares of Genting and such proceeds may be subsequently used for investments opportunities arising in the future or as working capital and/or to reward its shareholders through the distribution of the treasury shares as share dividends.

10.2 Potential disadvantages

The Proposed Share Buy-Back Renewal may reduce the amount of financial resources available for distribution to shareholders and may result in the Group having to forego other investment opportunities of which income could be earned from these investments. However, Genting could reward its shareholders by distributing the Purchased Genting Shares to shareholders as dividends. Furthermore, the potential capital gains from the purchase and disposal of the Genting Shares could mitigate the loss of source of revenue from the other investment opportunities.

The Proposed Share Buy-Back Renewal would temporarily reduce the financial resources of the Group in terms of lower amount of cash resources. The financial resources may be restored upon the resale of the purchased shares retained as treasury shares in the open market, assuming the treasury shares are resold at prices higher than their purchase prices. However, we also note that in the event the purchased shares retained as treasury shares are not resold, or resold at lower prices than they were purchased, the financial resources of Genting may not be restored.

Nevertheless, the Board of Genting is of the view that the Proposed Share Buy-Back Renewal is not expected to have any material disadvantages to the shareholders of Genting as it will be implemented only after careful consideration on the availability of the financial resources of the Group and the resultant impact of the Proposed Share Buy-Back Renewal on the Company and the shareholders of Genting.

In evaluating the Proposed Share Buy-Back Renewal, independent shareholders of Genting should carefully consider the said potential advantages and disadvantages, and note that these potential advantages and disadvantages are not meant to be exhaustive before voting on the resolutions for the Proposed Share Buy-Back Renewal to be tabled at Genting's forthcoming AGM.

11. OVERVIEW AND PROSPECTS OF THE MALAYSIAN ECONOMY, THE LEISURE AND HOSPITALITY, POWER AND PLANTATION INDUSTRIES AS WELL AS THE PROSPECTS OF THE GROUP IN MALAYSIA FOR THE NEXT TWELVE (12) MONTHS

11.1 Overview and prospects of the Malaysian economy for the next twelve (12) months

The Malaysian economy is anticipated to strengthen further 6.0-6.5% in 2008 (2007: 6.0%) with positive contribution from all sectors of the economy. Domestic demand will be the main driver of the economy, while external demand is expected to pick up in tandem with improved prospects in world trade. Private investment and consumption spending are expected to remain robust, while public expenditure continues to expand. Inflation is anticipated to remain low despite strong expansion in the economy as output growth is still below potential level. Coupled with increased productivity, the economy would be able to absorb higher demand expenditure. In line with higher output and firm commodity prices, nominal gross national product ("GNP") per capita is expected to rise 6.8% to RM23,864 in 2008 (2007: 7.2%; RM22,345). In terms of purchasing power parity ("PPP"), per capital income is expected to increase 6.9% to reach USD14,206 (2007: 13.9%; USD13,289), reflecting improved quality of life of the rakyat.

The Malaysian economy is expected to register robust growth in 2008, with real gross domestic product ("GDP") expanding between 6.0% and 6.5%. This translates to a 6.8% growth in nominal per capita income, rising from RM22,345 in 2007 to RM23,864 in 2008 or in PPP terms from USD13,289 to USD14,206. With an unemployment rate of 3.3%, the Malaysian economy will continue to operate under full employment. In tandem with the Government's efforts to ensure fiscal sustainability, the fiscal deficit will continue to decline to 3.1% of GDP. Malaysia's balance of payments position is expected to remain strong with the current account recording a surplus for the eleventh consecutive year. The current accounts surplus amounting to 13.0% of GDP will emanate from the goods and travel account. These developments augur well for all Malaysians and keep the nation on track towards realising Vision 2020.

(Source: Economic Report 2007/2008)

The Malaysian economy is projected to grow in line with its potential output. Private expenditure will be the main impetus to growth. The government will adopt a pragmatic approach in its fiscal management while remaining supportive of private sector initiatives. With improved productivity and efficiency, inflation is expected to increase moderately. The unemployment rate is expected to remain low due to concerted efforts to create more job opportunities in all sectors of the economy.

The economy is projected to grow at an average rate of 6.0% per annum with price stability. This growth will be supported by domestic demand with strong private investment and consumption. Per capita GNP in current terms is projected to increase by an average rate of 5.9% per annum to RM23,573 in 2010. Per capita GNP in terms of purchasing power parity is expected to increase to USD13,878 in 2010.

(Source: Ninth Malaysia Plan, 2006-2010)

Premised on the above, we are of the view that the outlook and the prospects of the Malaysian economy are expected to be **positive** with the Malaysian economy expected to grow for the next twelve (12) months underpinned by continued expansion of private sector activities, complemented by the Government's pragmatic policies and strategies to diversify and promote the new sources of growth and supported by domestic demand.

11.2 Overview and prospects of the leisure and hospitality, power and plantation industries in which the Group is involved for the next twelve (12) months

<u>Leisure and Hospitality</u>

Tourism is expected to remain an important activity, which contributes significantly to the Malaysian economy. Under the Ninth Malaysia Plan ("9MP"), the overall tourism policy is to realize the sector's full potential as an important source of growth in terms of income-generation, job creation, foreign exchange earnings and entrepreneurial development.

In addition to Visit Malaysia Year ("VMY") 2007, the Government is embarking on a number of strategies to raise the image of Malaysia into a quality, premier and value-for-money destination. The focus will be on quality, which is aimed at changing the present composition of tourist arrivals by giving more attention to the longer-haul and higher yield segments. To achieve this, this private sector is expected to come up with more interesting, creative and value-for-money products especially in the development of niche products and to raise service standards and quality to meet the demands of high end tourists.

With aggressive and focused promotional activities, tourist arrivals are expected to increase to 21.5 million in 2008 with anticipated gross receipts of RM49 billion and contribute 7.2% to nominal GDP. By 2010, the number of tourist arrivals is expected to increase to 24.6 million, generating receipts of RM59.4 billion and providing 520,700 jobs.

(Source: Economic Report 2007/2008)

The World Tourism Organisation forecasts that international arrivals worldwide are expected to reach 1.0 billion by 2010. Of this, 791 million or about 80 percent is envisaged to be intra-regional tourists, with the rest being long-haul travellers. The East Asia and Pacific region is expected to receive 200 million travellers. In spite of the rising competition from other tourist-seeking economies, Malaysia's tourism sector is expected to benefit considerably from the growth of international travel during the 9MP period.

In terms of culture, entertainment and the arts, promotional efforts will focus on a number of areas such as commercial and non-commercial performing arts, museums, art galleries, handicraft and entertainment centres as well as theme parks.

(Source: Ninth Malaysia Plan, 2006-2010)

<u>Power</u>

The energy sector performed favourably in improving energy supply security to meet the increased demand. The long-term sustainability of the energy sector was enhanced with the implementation of measures on efficient utilization of resources and the adoption of demand-side management initiatives.

The overall demand is expected to increase at an average rate of 6.3 percent per annum during the 9MP period to 2,218 petajoules ("PJ") in 2010, due to higher GDP growth expected for the period. The energy intensity of the economy is projected to increase to 6.3 gigajoules ("GJ") in 2010. With the expected improvement in the quality of life of the population, there will be an increase in energy consumption due to amongst others, the increased use of electrical appliances and more frequent travels.

(Source: Ninth Malaysia Plan, 2006-2010)

Plantation

Malaysia remains the world's largest palm oil producer, accounting for about 43.0% of world output and remains as the leading palm oil exporter, and efforts were taken to enhance value added activities in the industry. In this regard, the Biofuel Bill was passed in 2007 to kick-start the biodiesel industry. In addition, a RM500 million Biodiesel Fund was established to promote the production and use of biodiesel. As of 28 March 2007, approval was granted to 9 companies and the projects are currently at various stages of implementation.

Projection of higher world demand for vegetable oil and fats and palm-based biofuel industry as well as tight supply are expected to push CPO prices to higher levels.

(Source: Economic Report 2007/2008)

During the 9MP period, the palm oil industry is expected to benefit from greater downstream product diversification. To accelerate the development of the palm oil downstream industry, palm oil industrial clusters ("POICs") will be established in the transborder areas of Eastern Johor-Southern Pahang and Southern Kelantan-Northern Terengganu as well as Sabah and Sarawak. The POICs will act as a catalyst in creating the value chain of the palm oil industry as well as assist in the development of related supporting industries. Efforts will also be intensified to develop Malaysian brands of palm oil products, particularly in oleochemicals derivatives industry, as well as build upon international networking to penetrate new markets.

The palm oil industry will be encouraged to expand its activities overseas, particularly in countries with high demand for palm oil and derivatives. Collaboration between the palm oil industry and research institutions will be further intensified to accelerate the commercialisation of Research and Development ("R&D") findings to widen the base for new product development and improve manufacturing processes. Commercialisation of oil palm biomass products and biofuel will be expedited through greater private sector participation. Research on palm oil will focus on the utilisation of advanced oleochemical technology and biotechnology including nutraceutical and pharmaceutical products.

(Source: Ninth Malaysia Plan 2006-2010)

Based on the foregoing, we are of the view that the outlook and prospect of the leisure and hospitality, power as well as the plantation industries in Malaysia is expected to be **positive** supported by the aggressive and continued promotional activities by the Government to promote Malaysia as a tourist and business destination. With the improvement in quality of life of the population in Malaysia, there will be an increase in energy consumption, which augurs well for the power industry in Malaysia for the next twelve (12) months. The plantation industry will remain favourable for the next twelve (12) months with continuing favourable CPO prices due to increasing demand in CPO as a result of, amongst others, increasing demand for vegetable oils and fats affluence, the reduction in import duties on crude and refined palm oil in India and the enactment of trans-fat labelling laws in the United States of America.

11.3 Prospects of the Group

Based on the audited consolidated financial statements of Genting for the FYE 31 December 2007, we noted that Genting has recorded a revenue of approximately RM8,483.8 million, representing an increase of 32.18% as compared to the revenue generated for the FYE 31 December 2006 of RM6,418.6 million. The profit before taxation also experienced a substantial increase of 25.54% from RM2,703.9 million to RM3,394.5 million. The increase was due mainly to the increase in profit recorded from the leisure and hospitality, plantation and power divisions. The increase in profit before taxation was also due to the following one-off gains:

(i) RM1,070.3 million arising from dilution of Genting's shareholdings in Resorts and Genting International P.L.C ("GIPLC") as well as Resorts group's investment in Star Cruises Limited ("SCL"); and

(ii) RM337.1 million arising from gain on disposal of investment in SCL.

However, the above increases have been offset by impairment losses of RM1,016.1 million mainly for the impairment loss on goodwill arising from the GIPLC group's acquisition of Genting Stanley.

The increased in revenue in the FYE 31 December 2007 was due mainly to the increase in the revenue generated from the leisure and hospitality, power, plantation, and oil and gas divisions as detailed below:

Leisure and hospitality division:	The increase in revenue from this division is attributable mainly to the higher revenue from GIPLC group's UK casino operations which contributed RM1,562.2 million to the Group's total revenue as well as from Genting Highlands Resort;
Power division:	The increase in revenue from this division is contributed mainly by the Meizhou Wan Plant;
Plantation division:	The higher palm products selling prices and higher fresh fruit bunch production has resulted in higher revenue;
Oil and gas division:	The marginally higher revenue from this division is attributable mainly to the higher average oil prices and increase in the production.

It is pertinent to note that, in relation to the intention of KHR and the PACs, in respect of their future plans for the Group, they do not intend to effect:

(i) any major change in the continuation of the business of the Group;

(ii) any major change to the business of the Group, including any plans to liquidate the Group, sell its assets or re-deploy the fixed assets or effect any major change in the structure of the Group; and

(iii) any major changes to the continued employment of the employees of the Group,

except where such change is in the ordinary course of the business of the Group, to rationalise or improve the Group's operations and/or in the best interest of the Group, subject to relevant approvals being obtained, if applicable.

As such, PIVB does not forsee any major changes to the existing business operations and management of Genting in the short term.

Set out below are the prospects of the Group as extracted from the Chairman's Statement of Genting's 2007 Annual Report:

"The global economic environment remains uncertain in 2008 with increasing market competition, higher cost and inflationary pressures in 2008 that may affect disposable income and consumer spending, we will remain vigilant with respect to containing any escalating costs and improve our bottom line in all of our operations.

We are closely monitoring the global trends and developments in the leisure, entertainment and gaming industries, as well as in the power, plantation and oil & gas industries. We will continue to review and develop effective strategies for business growth and expansion."

Based on the Group's financial performance and positive outlook for the sectors that they are operating in as well as its business strategies for continued growth and business expansion, the Group is poised for future growth by leveraging on the growth in its plantation as well as oil and gas divisions. The leisure and hospitality division is expected to maintain its growth momentum with higher revenues contributed from its operations.

Premised on the above statements, PIVB is of the view that the prospects of Group's operations for the next twelve (12) months will remain **favourable** based on the prospects of the core business activities of the Group in providing leisure and hospitality services and its involvement in the plantation operations.

12. FURTHER INFORMATION

We advise you to refer to the enclosed appendices contained in this IAC for further information.

13. CONCLUSION AND RECOMMENDATION

The independent shareholders of Genting should carefully consider all the merits and demerits of the Proposed Exemption based on all relevant and pertinent factors including those which are set out in the Statement, the IAC and other publicly available information.

We have assessed and evaluated the Proposed Exemption, the summaries of which are set out in the foregoing section. The following pertinent factors were taken into consideration in forming the basis of our conclusion and recommendation:

Rationale for the Proposed Exemption	The rationale for the Proposed Exemption is **fair and reasonable** considering: ▪ The Proposed Exemption is sought as it is not intended for KHR and the PACs to gain control of Genting via the Proposed Share Buy-Back Renewal. The increase in the percentage of voting interest of KHR and the PACs in Genting following the Proposed Share Buy-Back Renewal is an unintended consequence due to the decrease in the number of voting shares of Genting arising from the implementation of the Proposed Share Buy-Back Renewal and is not a result of a direct acquisition of Genting Shares by KHR or the PACs. ▪ KHR is already the single largest shareholder of Genting with a direct voting interest of approximately 32.22% as at the LPD and the implementation of the Proposed Share Buy-Back Renewal will not result in a change in the dominant shareholder of Genting. It is pertinent to note that KHR has been the single largest shareholder of Genting for at least the past thirty (30) years. ▪ The Proposed Exemption will therefore relieve KHR and the PACs from the obligation to undertake a mandatory take-over offer should KHR's voting interest increase to more than 33%, and/or the collective voting interest of KHR and the PACs increase by more than 2% over a six (6) month period pursuant to the Proposed Share Buy-Back Renewal.
Effects of the Proposed Exemption	▪ The Proposed Exemption **will not have any effect** on Genting's voting shares, substantial shareholders' shareholdings, consolidated EPS, consolidated net assets per share, working capital and dividend policy of Genting.

Implications arising from the Proposed Exemption	(i) *Assuming the independent shareholders of Genting vote* ***in favour*** *of the Proposed Exemption:* ▪ The SC will be able to consider the application made by CIMB on behalf of KHR. ▪ In the event that the Proposed Exemption is approved by the independent shareholders of Genting and the SC, it is pertinent to note that under both Scenario 1 and Scenario 2, KHR and the PACs may collectively hold more than 50% of the total voting shares in Genting following which, KHR and the PACs may collectively increase their voting shares in Genting without incurring any further mandatory take-over offer obligation under the Code. However, in the event KHR individually increases its voting interest in Genting by more than 2% in any given six (6) month period (other than as a result of the purchase by Genting of its own shares pursuant to the Proposed Share Buy-Back Renewal), KHR will be required to undertake a mandatory take-over offer pursuant to Part II of the Code. ▪ The number of Genting Shares held by KHR and the PACs will remain unchanged as a result of the Proposed Share Buy-Back Renewal, although their percentage shareholdings in Genting would increase pursuant to the Proposed Share Buy-Back Renewal. (ii) *Assuming the independent shareholders of Genting vote* ***against*** *the Proposed Exemption:* ▪ As the Proposals are inter-conditional, Genting **will not be able to implement** the Proposed Share Buy-Back Renewal in the absence of the approval from the independent shareholders of Genting for the Proposed Exemption and henceforth, any potential benefits arising from the Proposed Share Buy-Back Renewal will not materialise.
Other considerations	▪ The **potential advantages** of the Proposed Share Buy-Back Renewal, if implemented, may: (i) enable Genting to utilise its resources which are not immediately required for other uses to purchase its own shares; (ii) stabilise the supply and demand of Genting Shares as well as the market price of Genting Shares; (iii) enhance the consolidated EPS of Genting, if the Purchased Genting Shares are retained as treasury shares and/or cancelled; (iv) enable Genting to realise potential capital gains, if the Purchased Genting Shares are held as treasury shares and subsequently resold at a higher price in the open market without affecting the issued and paid-up shares of Genting; and (v) enable Genting to hold the Purchased Genting Shares as treasury shares and be distributed to shareholders as share dividends, and thus benefiting all shareholders.

Other considerations *(Cont'd)*	▪ The **potential disadvantages** of the Proposed Share Buy-Back Renewal, if implemented, may: (i) reduce the financial resources available for distribution to the shareholders of Genting; and (ii) result in the Group having to forego other investment opportunities of which income would be earned from these investments. Nevertheless, the Board of Genting is of the view that the Proposed Share Buy-Back Renewal is not expected to have any material disadvantages to the shareholders of Genting as it will be implemented only after careful consideration on the availability of the financial resources of the Group and the resultant impact of the Proposed Share Buy-Back Renewal on the Company and the shareholders of Genting.
Overview and prospects of the Malaysian economy, the leisure and hospitality, power and plantation industries in Malaysia for the next twelve (12) months	▪ The overview and prospects of the Malaysian economy are expected to be **positive** with the Malaysian economy expected to grow for the next twelve (12) months underpinned by continued expansion of private sector activities, complemented by the Government's pragmatic policies and strategies to diversify and promote the new sources of growth and supported by domestic demand. ▪ The outlook and prospect of the leisure and hospitality, power as well as the plantation industries in Malaysia is expected to be **positive** supported by the aggressive and continued promotional activities by the Government to promote Malaysia as a tourist and business destination. With the improvement in quality of life of the population in Malaysia, there will be an increase in energy consumption, which augurs well for the power industry in Malaysia for the next twelve (12) months. The plantation industry will remain favourable for the next twelve (12) months with continuing favourable CPO prices due to increasing demand in CPO as a result of, amongst others, increasing demand for vegetable oils and fats affluence, the reduction in import duties on crude and refined palm oil in India and the enactment of trans-fat labelling laws in the United States of America.
Prospects of the Group for the next twelve (12) months	▪ Based on the Group's financial performance and positive outlook for the sectors that they are operating in as well as its business strategies for continued growth and business expansion, the Group is poised for future growth by leveraging on the growth in its plantation as well as oil and gas divisions. The leisure and hospitality division is expected to maintain its growth momentum with higher revenues contributed from its operations. ▪ The prospects of the Group's operations for the next twelve (12) months will remain **favourable** based on the prospects of the core business activities of the Group in providing leisure and hospitality services and its involvement in the plantation operations.

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Premised on the foregoing and our evaluation of the Proposed Exemption, we are of the opinion that the **Proposed Exemption is fair and reasonable** and is not detrimental to the interests of the independent shareholders of Genting.

Accordingly, we recommend that the independent shareholders of Genting vote ***in favour of*** the resolution pertaining to the Proposed Exemption at the forthcoming AGM of Genting.

Yours truly
for and on behalf of
PUBLIC INVESTMENT BANK BERHAD

Teoh Cheng Soon
Chief Executive Officer

Phang Siew Loong
Head
Corporate Finance & Advisory

INFORMATION ON KHR

1. HISTORY AND PRINCIPAL ACTIVITIES

KHR is a private limited company incorporated in Malaysia under the Companies Ordinances 1940 to 1946 under the name of Kien Huat Realty Limited on 5 November 1959. Upon the commencement of the Act, KHR was deemed to have changed its name to Kien Huat Realty Sdn Berhad with effect from 15 April 1966. Since its inception, KHR was principally involved in investment holding and had invested in various companies whose activities included infrastructure development, construction, tin mining, holiday resort and plantation.

The principal activities of KHR are investment holding and provision of management services mainly to its subsidiaries.

The principal activities of its subsidiaries are set out in Section 5 of this Appendix.

2. SHARE CAPITAL

As at the LPD, the authorised and issued and paid-up share capital of KHR are as follows:

Type	No. of KHR shares	Par value RM	Total RM
Authorised	4,988,000 Ordinary Shares	1.00	4,988,000
	35,000,000 "A" Class Preference Shares	1.00	35,000,000
	10,010,000 1% Preference Shares	1.00	10,010,000
	1,000 "B" Class 5% Redeemable Preference Shares	1.00	1,000
	1,000 "C" Class 5% Redeemable Preference Shares	1.00	1,000
			50,000,000
Issued and fully paid-up	2,510,000 Ordinary Shares	1.00	2,510,000
	30,807,000 "A" Class Preference Shares	1.00	30,807,000
	10,010,000 1% Preference Shares	1.00	10,010,000
			43,327,000

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INFORMATION ON KHR *(Cont'd)*

2. SHARE CAPITAL *(Cont'd)*

The changes in KHR's issued and paid-up ordinary share capital for the past three (3) years preceding to the LPD are as follows:

Date of allotment	No. of KHR shares allotted	Par value RM	Consideration	Total issued and paid-up share capital RM
23.01.2007	Redeemed 1,000 "B" Class 5% Redeemable Preference Shares	1.00	RM1.00 per share	43,327,000

3. DIRECTORS

Based on KHR's Register of Directors' Shareholdings as at the LPD, the Directors of KHR, all of whom are Malaysians, and their respective direct shareholdings in KHR are as follows:

Name	Designation	Address	No. of KHR shares held	%
Puan Sri Datin Seri Lim (nee Lee) Kim Hua	Director	28 Jalan Tengku Ampuan Taman Duta 50480 Kuala Lumpur	-	-
Tan Sri Lim Kok Thay	Director	28 Jalan Tengku Ampuan Taman Duta 50480 Kuala Lumpur	-	-
Dato' Joseph Lai Khee Sin	Director	13, Jalan Taman U-Thant 55000 Kuala Lumpur	-	-

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INFORMATION ON KHR *(Cont'd)*

4. SUBSTANTIAL SHAREHOLDERS

Based on KHR's Register of Members as at the LPD, the shareholders of KHR holding directly 5% or more of the issued and paid-up share capital of KHR, all of which are incorporated in Malaysia, and their respective direct shareholdings in KHR are as follows:

Shareholder	No. of KHR shares held	%
Inforex Sdn Bhd	822,025	32.75
Info-Text Sdn Bhd	829,053	33.03
Dataline Sdn Bhd	829,053	33.03

5. SUBSIDIARIES AND ASSOCIATED COMPANY

As at the LPD, the details of the subsidiaries of KHR are as follows:

Company	Effective equity interest %	Principal activities
Alocasia Sdn Bhd	100	Tin mining and investment holding
Aranda Development Sdn Bhd	100	Dormant
Colour Point Sdn Bhd	100	Providing souvenirs, associated video imaging and computer graphic services
Inverway Sdn Bhd	100	Trading in quoted securities
Kien Huat Management Sdn Bhd	100	Dormant
Lakewood Sdn Bhd	100	Investment holding
LGT Sdn Bhd	100	Investment holding
Mandurah Limited	100	Investment holding
Mount Pleasant Sdn Bhd	100	Dormant
Park West Sdn Bhd	100	Investment holding
Regional Corporation Sdn Bhd	100	Investment holding and letting of property
Regional Land Sdn Bhd	100	Investment holding
Tinehay Holdings Limited	100	Investment holding
World Management Sdn Bhd	100	Investment holding

As at the LPD, KHR does not have any associated company.

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FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITY

The Directors have seen and approved this IAC and they collectively and individually accept full responsibility for the accuracy of the information given in this IAC (save for the independent advice letter prepared by PIVB and information relating to KHR and the PACs) and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no other fact the omission of which would make any information provided herein false and misleading.

The responsibility of the Directors in respect of the IAC is limited to the accuracy of the information provided by Genting and given to PIVB for its evaluation in respect of the Group. The responsibility of the Directors in respect of the information relating to KHR and the PACs is limited to ensuring that such information is accurately reproduced in this IAC.

2. CONSENT

PIVB, acting as the IA to the independent shareholders of Genting, has given and has not subsequently withdrawn its written consent to the inclusion in this IAC of its name, letter and all references thereto in the form and context in which it appears.

3. CONFLICT OF INTERESTS

PIVB has given their confirmations that there are no circumstances or relationships which exist or likely to exist that affect or may affect their ability to act independently and objectively as the IA in relation to the Proposed Exemption.

4. MATERIAL CONTRACTS

Save as disclosed below, the Group has not entered into any material contracts (being contracts not entered into in the ordinary course of business) during the two (2) years preceding the date of this IAC:

(i) On 12 December 2006, Genting had entered into a placement agreement with CIMB, CLSA Singapore Pte Ltd and UBS, AG (acting through its business group, UBS Investment Bank) collectively as Joint Placement Agents to severally place 33 million new ordinary shares of RM0.50 each in Genting ("Placement Share") at a subscription price of RM31.50 per Placement Share;

(ii) On 16 March 2007, Genting Sanyen (Malaysia) Sdn Bhd, a wholly-owned subsidiary of Genting Industrial Holdings Limited *(formerly known as Genting International Paper Manufacturers Limited)*, which is a wholly-owned subsidiary of Genting had entered into a Share Sale Agreement with Paperbox Holdings Limited ("Purchaser") for the disposal of:

(a) its paper and packaging businesses through the sale of the entire issued share capital of its subsidiaries, namely, Genting Sanyen Industrial Paper Sdn Bhd ("GSIP") and its wholly-owned subsidiary, Genting Sanyen Sales & Marketing Services Sdn Bhd, Genting Sanyen Paperboard Sdn Bhd, Ideal Meridian Sdn Bhd, Genting Sanyen Utilities & Services Sdn Bhd and its wholly-owned subsidiary, Persis Hijau Sdn Bhd and GS Packaging Industries (M) Sdn Bhd including the lands upon which the paper mill and box plants and related assets are erected; and

(b) its 25,000,000 14% redeemable non-convertible cumulative preference shares of RM1.00 each in GSIP to the Purchaser,

for a total purchase consideration of RM745 million. The disposal was completed on 24 July 2007; and

4. MATERIAL CONTRACTS *(Cont'd)*

(iii) On 11 July 2007 and 12 July 2007, Resorts World Limited, an indirect wholly-owned subsidiary of Resorts World, received a letter of offer from CMY Capital (L) Ltd ("CMY") for the purchase of 1.01 billion ordinary shares in Star Cruises Limited ("Disposal") by CMY for a total cash consideration of HKD2.6462 billion. The Disposal was completed on 30 July 2007.

5. MATERIAL LITIGATION

As at the LPD, the Group is not engaged in any material litigation, claims and arbitration, either as plaintiff or defendant and the Directors have no knowledge of any proceedings pending or threatened against Genting or its subsidiaries or of any fact likely to give rise to any proceedings which might materially affect the financial position or business of Genting or its subsidiaries.

6. SERVICE CONTRACTS

None of the Directors have any service contracts with Genting and/or its subsidiary companies which are expiring or determinable by the employing company with payment of compensation within twelve (12) months other than statutory compensation.

7. DISCLOSURES OF INTEREST

7.1 By Genting

(i) As at the LPD, Genting does not hold, direct or indirectly, any voting shares or convertible securities in KHR; and

(ii) During the period commencing six (6) months prior to the Company's announcement of the Proposed Share Buy-Back Renewal on 2 May 2008 and up to the LPD, Genting has not dealt in any voting shares or convertible securities of KHR.

7.2 By Directors

(i) Save as disclosed in Section 5.2 of this IAC, none of the Directors hold directly or indirectly, any voting shares or convertible securities or any other interest in Genting as at the LPD.

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(ii) Save as disclosed below, none of the Directors has dealt in any voting shares or convertible securities of Genting during the period commencing six (6) months prior to Genting's announcement on the Proposed Share Buy-Back Renewal on 2 May 2008 up to the LPD:

Directors	Date	No. of Genting Shares Acquired/ (Disposed)	Purchase/(Sale) Consideration RM per Genting Share
Tan Sri Lim Kok Thay	29.11.2007	625,000	2.87
Tun Mohammed Hanif bin Omar	03.12.2007	630,000	2.87
	13.02.2008	(10,000)	(7.45)
	14.02.2008	(70,000)	(7.48)
	03.03.2008	(200,000)	(6.60)
	21.04.2008	(13,900)	(6.50)
	23.04.2008	(86,100)	(6.45)
	24.04.2008	(50,000)	(6.50)
Dato' Dr R. Thillainathan	29.11.2007	160,000	2.87
	04.12.2007	(160,000)	Nil (transfer by way of gift)
Mr Quah Chek Tin	29.11.2007	315,000	2.87
	05.12.2007	(315,000)	Nil (transfer by way of gift)

(iii) As at the LPD, none of the Directors hold directly or indirectly, any voting shares or convertible securities or any other interest in KHR as at the LPD.

(iv) During the period commencing six (6) months prior to Genting's announcement on the Proposed Share Buy-Back Renewal on 2 May 2008, none of the Directors has dealt in any voting shares or convertible securities of KHR.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours from Monday to Friday (except public holidays) at the office of the registered office of Genting, up to the time set for convening the AGM:

(i) the Memorandum and Articles of Association of Genting;

(ii) the audited consolidated financial statements of Genting for the past two (2) FYE 31 December 2006 and 31 December 2007;

(iii) the material contracts referred to in Section 4 of this Appendix; and

(iv) the letter of consent referred to in Section 2 of this Appendix.

Part C

Statement in relation to the Proposed Amendments

DEFINITIONS

The following definitions shall apply throughout Part C of this document unless the context requires otherwise:

Act	:	Companies Act, 1965
AGM	:	Annual General Meeting
Articles	:	Articles of Association
Bursa Securities	:	Bursa Malaysia Securities Berhad
Genting	:	Genting Berhad
Genting Shares	:	Ordinary shares of RM0.10 each in Genting
LR	:	Listing Requirements of Bursa Securities
Proposed Amendments	:	Proposed amendments to Genting's Articles

All references to "you" in Part C of this document are to the shareholders of Genting.

Words denoting the singular shall, where applicable, include the plural and vice versa, and words denoting the masculine gender shall, where applicable, include the feminine and/or neuter genders, and vice versa. Reference to persons shall include corporations.

Any reference to any legislation in Part C of this document is a reference to that legislation as for the time being amended or re-enacted.

Any reference to time of day in Part C of this document is a reference to Malaysian time, unless otherwise stated.

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GENTING

GENTING BERHAD

(Company no. 7916-A)
(Incorporated in Malaysia under the Act)

Registered Office:

24th Floor Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

30 May 2008

Board of Directors:

Tan Sri Lim Kok Thay *(Chairman and Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Mohd Amin bin Osman *(Executive Director)*
Dato' Dr R. Thillainathan *(Non-Independent Non-Executive Director)*
Mr Quah Chek Tin *(Non-Independent Non-Executive Director)*
Dato' Paduka Nik Hashim bin Nik Yusoff *(Independent Non-Executive Director)*
Tan Sri Dr Lin See Yan *(Independent Non-Executive Director)*
Mr Chin Kwai Yoong *(Independent Non-Executive Director)*

To the Shareholders of Genting

Dear Sir/Madam

Proposed amendments to Genting's Articles of Association

1. INTRODUCTION

On 21 May 2008, Genting announced that Genting proposed to amend its Articles and its intention to seek your approval for the Proposed Amendments.

Part C of this document provides you with the details of the Proposed Amendments. Genting will be seeking your approval for the resolution pertaining to the Proposed Amendments at its forthcoming AGM.

The Notice of AGM together with the Form of Proxy are set out in Genting's Annual Report for the financial year ended 31 December 2007, which is despatched together with this document.

2. DETAILS OF THE PROPOSED AMENDMENTS

2.1 Rationale for the Proposed Amendments

The Proposed Amendments are to streamline Genting's Articles with Chapter 7 of the LR, as well as to facilitate some administrative issues and to ensure consistency throughout Genting's Articles.

2.2 Interests of Directors, major shareholders and persons connected

None of the Directors and major shareholders of Genting and/or persons connected with them have any interest, direct or indirect, in the Proposed Amendments.

2.3 Effects of the Proposed Amendments

The Proposed Amendments will not have any effect on the share capital, net assets, gearing, substantial shareholders' shareholdings, earnings and dividends of Genting, where applicable.

3. DIRECTORS' RECOMMENDATION

Genting's Board, having considered all aspects of the Proposed Amendments, is of the opinion that the Proposed Amendments are in the best interest of Genting, and accordingly recommends that you vote in favour of the resolution pertaining to the Proposed Amendments to be tabled at Genting forthcoming AGM.

4. APPROVAL REQUIRED

The Proposed Amendments are subject to your approval at Genting's forthcoming AGM.

5. RESOLUTION ON THE PROPOSED AMENDMENTS AND AGM

The special resolution on the Proposed Amendments will be tabled at Genting's forthcoming AGM, which will be held on Monday, 23 June 2008 at 2.30 p.m. or at any adjournment at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur. The said resolution is set out in Genting's Annual Report for the financial year ended 31 December 2007.

The Notice of AGM and Form of Proxy are enclosed in Genting's Annual Report for the financial year ended 31 December 2007, which is despatched together with this document.

6. FURTHER INFORMATION

Please refer to the attached Appendix for further information.

Yours faithfully
For and on behalf of the Board of Directors of
GENTING BERHAD

Tun Mohammed Hanif bin Omar
Deputy Chairman

APPENDIX

PROPOSED AMENDMENTS TO THE EXISTING ARTICLES OF GENTING

The Proposed Amendments involve the following amendments:

(i) the existing Article 1 which reads as "The regulations contained in Table "A" in the Fourth Schedule to the Companies Act, 1965 (Revised 1973) shall not apply to the Company, but the following shall subject to repeal, addition and alteration as provided by the Act or these Articles be the regulations of the Company" be amended by the deletion of the words "(Revised 1973)".

(ii) the existing Article 2 is to be amended whereby the affected existing definition (with the changes pursuant to the Proposed Amendments marked out) is reproduced in the second column below and the final unmarked amended version of such definition is reproduced in the third column.

Word(s)	Existing Definition	Amended Definition
~~**"Approved Market Place"**~~	~~A stock exchange which is specified to be an approved market place in the Securities Industry (Central Depositories) (Exemption) (No. 2) Order 1998.~~	[deleted]
"Central Depositories Act"	The Securities Industry (Central Depositories) Act 1991 or any statutory modification, amendment or re-enactment thereof for the time being in force and any reference to any provision of the Central Depositories Act is to that provision as so modified, amended or re-enacted.	The Securities Industry (Central Depositories) Act 1991 or any statutory modification, amendment or re-enactment thereof for the time being in force and any reference to any provision of the Central Depositories Act is to that provision as so modified, amended or re-enacted.
"Depository" (*)	~~The~~Bursa Malaysia~~n Central~~ Depository Sdn Bhd.	Bursa Malaysia Depository Sdn Bhd.
"Deposited Security"	A security standing to the credit of a S~~s~~ecurities A~~a~~ccount and includes securities in a S~~s~~ecurities A~~a~~ccount that is in suspense subject to the provisions of the Central Depositories Act.	A security standing to the credit of a Securities Account and includes securities in a Securities Account that is in suspense subject to the provisions of the Central Depositories Act.
"Depositor"	A holder of a ~~s~~Securities ~~a~~Account established by the Depository.	A holder of a Securities Account established by the Depository.
"Market Day"	Any day between Mondays and Fridays (both days inclusive) which is not a market holiday of the ~~Stock~~ Exchange upon which the Company is listed or a Public Holiday.	Any day between Mondays and Fridays (both days inclusive) which is not a market holiday of the Exchange upon which the Company is listed or a Public Holiday.

Word(s)	Existing Definition	Amended Definition
"Members"	Any person/persons for the time being holding shares in the Company and whose name(s) appear in the Register of Members (except Bursa ~~the~~ Malaysia~~n~~ ~~Central~~ Depository Nominees Sdn Bhd) including D~~d~~epositors who shall be treated as if they were members pursuant to Section 35 of the Central Depositories Act but excludes the Depository in its capacity as a bare trustee~~whose names appear on the Record of Depositors~~.	Any person/persons for the time being holding shares in the Company and whose name(s) appear in the Register of Members (except Bursa Malaysia Depository Nominees Sdn Bhd) including Depositors who shall be treated as if they were members pursuant to Section 35 of the Central Depositories Act but excludes the Depository in its capacity as a bare trustee.
"Record of Depositors"	A record provided by ~~Central~~ Depository to the Company under Chapter 24.0 of the Rules. ~~Of the Central Depository~~	A record provided by Depository to the Company under Chapter 24.0 of the Rules.
"Rules"	~~The Rules of the Central Depository.~~Shall have the meaning given in Section 2 of the Central Depositories Act.	Shall have the meaning given in Section 2 of the Central Depositories Act.
"Securities"	Includes shares, debentures, stocks or bonds issued or proposed to be issued and includes any right, option or interest in respect thereof and includes any securities which fall within the definition of/meaning assigned to "securities" in the Capital Markets and Services Act 2007.	Includes shares, debentures, stocks or bonds issued or proposed to be issued and includes any right, option or interest in respect thereof and includes any securities which fall within the definition of/meaning assigned to "securities" in the Capital Markets and Services Act 2007.
"Securities Account"	An account established by the ~~Central~~ Depository for a Depositor for the recording of deposit ~~or withdrawal~~ of securities and for dealing~~s~~ in such securities by the Depositor.	An account established by the Depository for a Depositor for the recording of deposit of securities and for dealing in such securities by the Depositor.
"Exchange"	Bursa Malaysia Securities Berhad	Bursa Malaysia Securities Berhad
"The Act"	The Companies Act, 1965 ~~(Revised 1973)~~ or any statutory modification, amendment or re-enactment thereof for the time being in force or any and every other act for the time being in force concerning companies and affecting the Company and any reference to any provision of the Act is to that provision as so modified, amended or re-enacted or contained in any such subsequent Companies Act.	The Companies Act, 1965 or any statutory modification, amendment or re-enactment thereof for the time being in force or any and every other act for the time being in force concerning companies and affecting the Company and any reference to any provision of the Act is to that provision as so modified, amended or re-enacted or contained in any such subsequent Companies Act.

(*) This defined term was previously known as "Central Depository".

(iii) the existing Articles are to be amended by the alterations, modifications, deletions and/or additions, wherever necessary, whereby the affected existing Articles (with the changes pursuant to the Proposed Amendments marked out) are reproduced in the second column below and the final unmarked amended version of such Articles are reproduced in the third column.

Article No.	Existing Articles	Amended Articles
6.	**Prohibition of dealing in its own shares** 6. Save to the extent provided by the Act and these Articles none of the funds of the Company or of any subsidiary thereof shall be directly or indirectly employed in the purchase or subscription of or in loans upon the security of the Company's shares.	**Prohibition of dealing in its own shares** 6. Save to the extent provided by the Act and these Articles none of the funds of the Company or of any subsidiary thereof shall be directly or indirectly employed in the purchase or subscription of or in loans upon the security of the Company's shares.
7.	**Issue of shares** (a) no Director shall participate in a share scheme for ~~any issue of shares to~~ employees unless the shareholders in General Meeting have approved of the specific allotments to be made to such Director~~and unless he holds office in an executive capacity~~; (d) any issue of shares to Members holding shares of any class shall be offered to such Members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 48(1) with such adaptations as are necessary shall apply.	**Issue of shares** (a) no Director shall participate in a share scheme for employees unless the shareholders in General Meeting have approved of the specific allotments to be made to such Director; (d) any issue of shares to Members holding shares of any class shall be offered to such Members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 48(1) with such adaptations as are necessary shall apply.

Article No.	Existing Articles	Amended Articles
8.	**Rights attached to certain shares** 8. The rights attached to shares of a class other than ordinary shares or issued upon special conditions shall be expressed and clearly defined in the Memorandum or these Articles. In the event of preference shares being issued, ~~the total nominal value of preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and~~ the Company shall not unless with the consent of existing preference shareholders at a class meeting issue preference shares ranking in priority above preference shares already issued but may issue preference shares ranking equally therewith. Preference shareholders will be deemed to have the same rights as ordinary shareholders as regards the receiving of notices, reports and audited accounts~~balance sheets~~ and the attending of General Meetings of the Company and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital of the Company or on a proposal to wind up the Company ~~and~~ or during the winding up of the Company or on a proposal for the disposal of the whole of the Company's property, business and undertaking or where the proposal to be submitted to the meeting ~~directly~~ affects thei~~r~~ rights and privileges attached to the preference shares or when the dividend or part of the dividend on the preference share is more than six months in arrears.	**Rights attached to certain shares** 8. The rights attached to shares of a class other than ordinary shares or issued upon special conditions shall be expressed and clearly defined in the Memorandum or these Articles. In the event of preference shares being issued, the Company shall not unless with the consent of existing preference shareholders at a class meeting issue preference shares ranking in priority above preference shares already issued but may issue preference shares ranking equally therewith. Preference shareholders will be deemed to have the same rights as ordinary shareholders as regards the receiving of notices, reports and audited accounts and the attending of General Meetings of the Company and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital of the Company or on a proposal to wind up the Company or during the winding up of the Company or on a proposal for the disposal of the whole of the Company's property, business and undertaking or where the proposal to be submitted to the meeting affects the rights and privileges attached to the preference shares or when the dividend or part of the dividend on the preference share is more than six months in arrears.

Article No.	Existing Articles	Amended Articles
9.	**<u>Variation of rights</u>** 9. If at any time the share capital is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may subject to the provisions of the Act, whether or not the Company is being wound up, be varied or abrogated with the sanction of a Special Resolution passed at a separate General Meeting of the holders of shares of the class and to every such Special Resolution the provisions of Section 152 of the Act shall with such adaptations as are necessary apply. To every such separate General Meeting the provisions of these Articles relating to General Meeting shall *mutatis mutandis* apply; but so that the necessary quorum shall be two persons at least holding or representing by proxy or by attorney one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll. Provided always that where the necessary majority for such a Special Resolution is not obtained at the Meeting, consent in writing if obtained from <u>the holders of</u> three-fourths of the shares of the class concerned within two months of the Meeting, shall be as valid and effectual as a Special Resolution carried at the Meeting.	**<u>Variation of rights</u>** 9. If at any time the share capital is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may subject to the provisions of the Act, whether or not the Company is being wound up, be varied or abrogated with the sanction of a Special Resolution passed at a separate General Meeting of the holders of shares of the class and to every such Special Resolution the provisions of Section 152 of the Act shall with such adaptations as are necessary apply. To every such separate General Meeting the provisions of these Articles relating to General Meeting shall *mutatis mutandis* apply; but so that the necessary quorum shall be two persons at least holding or representing by proxy or by attorney one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll. Provided always that where the necessary majority for such a Special Resolution is not obtained at the Meeting, consent in writing if obtained from the holders of three-fourths of the shares of the class concerned within two months of the Meeting, shall be as valid and effectual as a Special Resolution carried at the Meeting.

Article No.	Existing Articles	Amended Articles
16A.	**Payment of instalments** 16A. With respect to Deposited Securities, subject to the provisions of the Act, the Central Depositories~~y~~ Act, the Rules and the rules and requirements of the Exchange: (a) where any new securities designated as Deposited Securities are issued by the Company (whether by way of bonus issue, rights issue, conversion of debt securities, exercise of any rights or options or otherwise), the Company shall notify the ~~Central~~ Depository of the name of the allottees or entitled persons and all such other information as may be required by the ~~Central~~ Depository (whether under the Rules, by virtue of the Central Depositories~~y~~ Act or otherwise) to enable the ~~Central~~ Depository to make the appropriate entries in the S~~s~~ecurities A~~a~~ccounts of the relevant allottees or entitled person and the Company shall deliver the appropriate scrips or jumbo certificates registered in the name of the ~~Central~~ Depository or its nominee in respect of such securities, to the Depository; (b) the Company shall make application for quotation of such securities and allot all such securities and despatch notices of allotment to the allottees or entitled person in the manner, within the time period prescribed and in accordance with the provisions of the Rules, the Central Depositories~~y~~ Act, and the rules and regulation of the Exchange; and	**Payment of instalments** 16A. With respect to Deposited Securities, subject to the provisions of the Act, the Central Depositories Act, the Rules and the rules and requirements of the Exchange: (a) where any new securities designated as Deposited Securities are issued by the Company (whether by way of bonus issue, rights issue, conversion of debt securities, exercise of any rights or options or otherwise), the Company shall notify the Depository of the name of the allottees or entitled persons and all such other information as may be required by the Depository (whether under the Rules, by virtue of the Central Depositories Act or otherwise) to enable the Depository to make the appropriate entries in the Securities Accounts of the relevant allottees or entitled person and the Company shall deliver the appropriate scrips or jumbo certificates registered in the name of the Depository or its nominee in respect of such securities, to the Depository; (b) the Company shall make application for quotation of such securities and allot all such securities and despatch notices of allotment to the allottees or entitled person in the manner, within the time period prescribed and in accordance with the provisions of the Rules, the Central Depositories Act, and the rules and regulation of the Exchange; and
20.	**Form of transfer of shares** 20. Subject to the provisions of these Articles, the Central Depositories Act and the Rules, the transfer of any listed security or class of listed security of the Company, shall be by way of book entry by the ~~Central~~ Depository in accordance with the ~~r~~Rules ~~of the Central Depository~~ and notwithstanding Sections 103 and 104 of the ~~Companies~~ Act ~~1965~~, but subject to subsection 107C(2) of the Act and any exemption that may be made from compliance with subsection 107C(1) of the Act, the Company shall be precluded from registering and effecting any transfer of the listed securities.	**Form of transfer of shares** 20. Subject to the provisions of these Articles, the Central Depositories Act and the Rules, the transfer of any listed security or class of listed security of the Company, shall be by way of book entry by the Depository in accordance with the Rules and notwithstanding Sections 103 and 104 of the Act, but subject to subsection 107C(2) of the Act and any exemption that may be made from compliance with subsection 107C(1) of the Act, the Company shall be precluded from registering and effecting any transfer of the listed securities.

Article No.	Existing Articles	Amended Articles
21.	**Execution** 21. Subject to the Act, the Central Depositories Act and t~~T~~he Rules, t~~T~~he instrument of transfer of a Non-Deposited Security lodged with the Company shall be signed by or on behalf of the transferor and the transferee and by the witness or witnesses thereto and the transferor shall be deemed to remain the holder of the Non-Deposited Security until the name of the transferee is entered in the Register of Members in respect thereof.	**Execution** 21. Subject to the Act, the Central Depositories Act and the Rules, the instrument of transfer of a Non-Deposited Security lodged with the Company shall be signed by or on behalf of the transferor and the transferee and by the witness or witnesses thereto and the transferor shall be deemed to remain the holder of the Non-Deposited Security until the name of the transferee is entered in the Register of Members in respect thereof.
22.	**Person under disability** 22. Subject to the Act, Central Depositories Act and the Rules, no shares shall in any circumstances be transferred to any infant, bankrupt or person of unsound mind.	**Person under disability** 22. Subject to the Act, Central Depositories Act and the Rules, no shares shall in any circumstances be transferred to any infant, bankrupt or person of unsound mind.
25.	**Suspension of registration** 25. The registration of transfers may be suspended at such times and for such period as the Directors may from time to time determine, provided always that such registration shall not be suspended for more than thirty days in any calenda~~e~~r year. At least eighteen (18) market days prior notice of such suspension shall be given to any ~~Stock~~ stock e~~E~~xchange upon which the Company is listed, stating the period and the purpose or purposes for which the suspension is made. At least three (3) market days prior notice shall be given to the ~~Central~~ Depository to enable the ~~Central~~ Depository to prepare the appropriate Record of Depositors provided that where the Record of Depositors is required in respect of corporate actions, at least seven (7) market days prior notice shall be given to the ~~Central~~ Depository.	**Suspension of registration** 25. The registration of transfers may be suspended at such times and for such period as the Directors may from time to time determine, provided always that such registration shall not be suspended for more than thirty days in any calendar year. At least eighteen (18) market days prior notice of such suspension shall be given to any stock exchange upon which the Company is listed, stating the period and the purpose or purposes for which the suspension is made. At least three (3) market days prior notice shall be given to the Depository to enable the Depository to prepare the appropriate Record of Depositors provided that where the Record of Depositors is required in respect of corporate actions, at least seven (7) market days prior notice shall be given to the Depository.

Article No.	Existing Articles	Amended Articles
28.	**<u>Persons becoming entitled on death or bankruptcy of member may be registered</u>** 28. Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may, upon producing such evidence of title as the Directors shall require, be registered himself as holder of the share upon giving to the Company notice in writing of such desire or transfer such share to some other person. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects provided that where the share is a deposited security and the person becoming entitled elects to have the share transferred to him, the aforesaid notice must be served by him on the ~~Central~~ Depository. If he shall elect to have another person registered he shall testify his election by executing to that person a transfer of the share provided always that where the share is a deposited security subject to the Rules, a transfer or withdrawal of the share may be carried out by the person so becoming entitled. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer executed by such Member.	**<u>Persons becoming entitled on death or bankruptcy of member may be registered</u>** 28. Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may, upon producing such evidence of title as the Directors shall require, be registered himself as holder of the share upon giving to the Company notice in writing of such desire or transfer such share to some other person. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects provided that where the share is a deposited security and the person becoming entitled elects to have the share transferred to him, the aforesaid notice must be served by him on the Depository. If he shall elect to have another person registered he shall testify his election by executing to that person a transfer of the share provided always that where the share is a deposited security subject to the Rules, a transfer or withdrawal of the share may be carried out by the person so becoming entitled. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer executed by such Member.

Article No.	Existing Articles	Amended Articles
30A.	**Fee for registration of probate etc** 30A.(1) Where: (a) the securities of the Company are listed on another stock exchange Approved Market Place; and (b) the Company is exempted from compliance with Section 14 of the Securities Industry Central Depositoryies Act 1991 or Section 29 of the Securities Industry (Central Depositoryies) (Amendment) Act 1998, as the case may be, under the Rules of the Central Depository in respect of such securities, the Company shall, upon request of a securities holder, permit a transmission of securities held by such securities holder from the register of holders maintained by the registrar of the Company in the jurisdiction of the other stock exchange, to the register of holders maintained by the registrar of the Company in Malaysia and vice versa provided that there shall be no change in the ownership of such securities. the Approved market place (hereinafter referred to as "the Foreign Register"), to the register of holders maintained by the registrar of the Company in Malaysia (hereinafter referred to as "the Malaysian Register") provided that there shall be no change in the ownership of such securities. (2) For the avoidance of doubt, the Company shall not allow any transmission of securities from the Malaysian Register into the Foreign Register.	**Fee for registration of probate etc** 30A.(1) Where: (a) the securities of the Company are listed on another stock exchange; and (b) the Company is exempted from compliance with Section 14 of the Central Depositories Act or Section 29 of the Securities Industry (Central Depositories) (Amendment) Act 1998, as the case may be, under the Rules in respect of such securities, the Company shall, upon request of a securities holder, permit a transmission of securities held by such securities holder from the register of holders maintained by the registrar of the Company in the jurisdiction of the other stock exchange, to the register of holders maintained by the registrar of the Company in Malaysia and vice versa provided that there shall be no change in the ownership of such securities.
37.	**Notice requiring payment of calls** 37. If any Member fails to pay in full any call or instalment of a call on the day appointed for payment thereof, the Directors may be at any time thereafter serve a notice on such Member requiring payment of so much of the call or instalment as is unpaid together with any interest and expenses which may have accrued.	**Notice requiring payment of calls** 37. If any Member fails to pay in full any call or instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter serve a notice on such Member requiring payment of so much of the call or instalment as is unpaid together with any interest and expenses which may have accrued.

Article No.	Existing Articles	Amended Articles
44.	**<u>Application of proceeds of such sale</u>** 44. The net proceeds of sale whether of a share forfeited by the Company or of a share over which the Company has a lien, after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the unpaid calls and accrued interest and expenses and the residue (if any) paid to the ~~Member entitled to the share at the time of sale~~ <u>person whose shares have been forfeited,</u> or his executors, administrators or assigns as he may direct.	**<u>Application of proceeds of such sale</u>** 44. The net proceeds of sale whether of a share forfeited by the Company or of a share over which the Company has a lien, after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the unpaid calls and accrued interest and expenses and the residue (if any) paid to the person whose shares have been forfeited, or his executors, administrators or assigns as he may direct.
48.	**<u>Issue of new shares to members</u>** 48.(1) Subject to any direction to the contrary that may be given by the Company by Ordinary Resolution in General Meeting, any original shares or securities for the time being unissued and not allotted and any new shares or other convertible securities from time to time to be created shall before they are issued be offered to such persons as at the date of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares or securities to which they are entitled. The offer shall be made by notice specifying the number of shares or securities offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares or securities offered, the Directors may dispose of those shares or securities in such manner as they think most beneficial to the Company. The Directors may likewise <u>al</u>so dispose of any new shares or securities which (by reason of the ratio which the new shares or securities bear to shares or securities held by persons entitled to an offer of new shares or securities) cannot, in the opinion of the Directors, be conveniently offered under this Article.	**<u>Issue of new shares to members</u>** 48.(1) Subject to any direction to the contrary that may be given by the Company by Ordinary Resolution in General Meeting, any original shares or securities for the time being unissued and not allotted and any new shares or other convertible securities from time to time to be created shall before they are issued be offered to such persons as at the date of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares or securities to which they are entitled. The offer shall be made by notice specifying the number of shares or securities offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares or securities offered, the Directors may dispose of those shares or securities in such manner as they think most beneficial to the Company. The Directors may likewise also dispose of any new shares or securities which (by reason of the ratio which the new shares or securities bear to shares or securities held by persons entitled to an offer of new shares or securities) cannot, in the opinion of the Directors, be conveniently offered under this Article.

Article No.	Existing Articles	Amended Articles
	(2) Notwithstanding paragraph (1) of this Article, the Company may apply to the ~~Stock~~ Exchange for waiver of Extraordinary General Meeting to obtain shareholders' approval for further issues of shares or securities (other than bonus or rights issues) where the aggregate issues of which in any one financial year do not exceed 10% of the issued capital.	(2) Notwithstanding paragraph (1) of this Article, the Company may apply to the Exchange for waiver of Extraordinary General Meeting to obtain shareholders' approval for further issues of shares or securities (other than bonus or rights issues) where the aggregate issues of which in any one financial year do not exceed 10% of the issued capital.
50A.	**Share Buy Back** 50A.(1) Subject always to the compliance with the provisions of the Act and the requirements of the Act and the requirements of the Exchange~~The Kuala Lumpur Stock Exchange~~ and all other applicable laws, rules, regulations and guidelines for the time being in force, the Company may, with the sanction of the Members in a general meeting, purchase its own shares upon and subject to such terms and conditions as the Directors may, in their discretion deem fit or necessary, provided that the total aggregate number of shares to be acquired does not exceed ten percent (10%) of the issued and paid-up share capital of the Company for the time being or cause the issued and paid-up share capital of the Company to fall below the prescribed minimum amount as may be determined from time to time by the Exchange ~~the Kuala Lumpur Stock Exchange~~ unless the prior approval of the Exchange ~~the Kuala Lumpur Stock Exchange~~ has been obtained. (3) Where the shares so purchased or any part thereof are retained as treasury shares, the Directors may at any time subject to the provisions of and in compliance with all applicable laws, rules, regulations and guidelines for the time being in force: (b) resell the treasury shares on the Exchange ~~the Kuala Lumpur Stock Exchange~~ in accordance with the relevant guidelines, rules and/or requirements of the Exchange ~~the Kuala Lumpur Stock Exchange~~; or	**Share Buy Back** 50A.(1) Subject always to the compliance with the provisions of the Act and the requirements of the Act and the requirements of the Exchange and all other applicable laws, rules, regulations and guidelines for the time being in force, the Company may, with the sanction of the Members in a general meeting, purchase its own shares upon and subject to such terms and conditions as the Directors may, in their discretion deem fit or necessary, provided that the total aggregate number of shares to be acquired does not exceed ten percent (10%) of the issued and paid-up share capital of the Company for the time being or cause the issued and paid-up share capital of the Company to fall below the prescribed minimum amount as may be determined from time to time by the Exchange unless the prior approval of the Exchange has been obtained. (3) Where the shares so purchased or any part thereof are retained as treasury shares, the Directors may at any time subject to the provisions of and in compliance with all applicable laws, rules, regulations and guidelines for the time being in force: (b) resell the treasury shares on the Exchange in accordance with the relevant guidelines, rules and/or requirements of the Exchange; or

Article No.	Existing Articles	Amended Articles
	(4) While the shares are held as treasury shares, the rights attached to such shares as to voting, dividends and participation in other distribution and otherwise shall be and are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including, without limiting the generality of Section 67A(3<u>C</u>) of the Act, the provisions of any law or requirements of the<u>se</u> Articles ~~of Association of the Company~~ or the listing rules of <u>the Exchange</u> ~~the Kuala Lumpur Stock Exchange~~ on substantial shareholding, takeovers, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.	(4) While the shares are held as treasury shares, the rights attached to such shares as to voting, dividends and participation in other distribution and otherwise shall be and are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including, without limiting the generality of Section 67A(3C) of the Act, the provisions of any law or requirements of these Articles or the listing rules of the Exchange on substantial shareholding, takeovers, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.
58.	**<u>Calling Extraordinary General Meetings</u>** 58. The Directors may, whenever they think fit, convene an Extraordinary General Meeting and Extraordinary General Meetings shall also be convened on such requisition or, in default, may be convened by such requisitionists, as provided by Section 144 of the Act. If at any time there are not within <u>Malaysia</u> ~~the Territory~~ sufficient Directors capable of acting to form a quorum at a meeting of Directors, any Director may convene an Extraordinary General Meeting in the same manner as early as possible as that in which meetings may be convened by the Directors.	**<u>Calling Extraordinary General Meetings</u>** 58. The Directors may, whenever they think fit, convene an Extraordinary General Meeting and Extraordinary General Meetings shall also be convened on such requisition or, in default, may be convened by such requisitionists, as provided by Section 144 of the Act. If at any time there are not within Malaysia sufficient Directors capable of acting to form a quorum at a meeting of Directors, any Director may convene an Extraordinary General Meeting in the same manner as early as possible as that in which meetings may be convened by the Directors.

Article No.	Existing Articles	Amended Articles
59.	**Notice of General Meeting** 59. Subject to the provisions of the Act as to Special Resolutions and special notice, at least fourteen days' notice in writing, or at least twenty-one days' notice in writing where any Special Resolution is to be proposed or where it is an Annual General Meeting (exclusive both of the day on which the notice is served or deemed to be served and of the day on which the meeting is to be held~~for which the notice is given~~) of every General Meeting shall be given in the manner hereinafter mentioned to such persons (including the Auditors) as are under the provisions herein contained entitled to receive notice from the Company. ~~The Company shall by written request made in duplicate in the prescribed form, request the Central Depository at least 3 market days prior to and not including the date of the notice of the general meeting to prepare the Record of Depositors to whom notices of general meetings shall be given by the Company.~~ At least fourteen days' notice of such Meeting or at least twenty-one days' notice in the case where any Special Resolution is proposed or where it is an Annual General Meeting, shall be given by advertisement in at least one nationally circulated Bahasa Malaysia or English daily newspaper ~~in the daily press~~ and in writing to each ~~any Stock~~ stock e~~E~~xchange upon which the Company is ~~may be~~ listed. Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:	**Notice of General Meeting** 59. Subject to the provisions of the Act as to Special Resolutions and special notice, at least fourteen days' notice in writing, or at least twenty-one days' notice in writing where any Special Resolution is to be proposed or where it is an Annual General Meeting (exclusive both of the day on which the notice is served or deemed to be served and of the day on which the meeting is to be held) of every General Meeting shall be given in the manner hereinafter mentioned to such persons (including the Auditors) as are under the provisions herein contained entitled to receive notice from the Company. At least fourteen days' notice of such Meeting or at least twenty-one days' notice in the case where any Special Resolution is proposed or where it is an Annual General Meeting, shall be given by advertisement in at least one nationally circulated Bahasa Malaysia or English daily newspaper and in writing to each stock exchange upon which the Company is listed. Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

Article No.	Existing Articles	Amended Articles
59A.	**Record of Depositors** 59A. ~~The Company shall inform the Central Depository of the dates of general meetings and shall in written request made in duplicate in the prescribed form, request the Central depository at least three (3) market days prior to and not including the date of the general meeting, to prepare the Record of Depositors. The General Meeting Record of Depositors shall be the final record of all depositors who shall be deemed to be the registered holders of ordinary shares of the Company eligible to be present and vote at such meetings. Subject to the Securities Industry (Central Depository) (Foreign Ownership) Regulations 1996 (where applicable), a Depositor shall not be regarded as a Member entitled to attend any General Meeting and to speak and vote thereat unless his name appears in the General Meeting Record of Depositors.~~ (1) The Company shall request the Depository in accordance with the Rules, to issue a Record of Depositors to whom notices of general meetings shall be given by the Company. (2) The Company shall also request the Depository in accordance with the Rules, to issue a Record of Depositors, as at the latest date which is reasonably practicable which shall in any event be not less than three market days before the general meeting (hereinafter referred to as "the General Meeting Record of Depositors"). The General Meeting Record of Depositors shall be the final record of all the Depositors who shall be deemed to be the registered holders of ordinary shares of the Company eligible to be present and vote at such meetings. (3) Subject to the Securities Industry (Central Depositories) (Foreign Ownership) Regulations 1996 (where applicable), a Depositor shall not be regarded as a Member entitled to attend any general meeting and to speak and vote thereat unless his name appears in the General Meeting Record of Depositors.	**Record of Depositors** 59A.(1) The Company shall request the Depository in accordance with the Rules, to issue a Record of Depositors to whom notices of general meetings shall be given by the Company. (2) The Company shall also request the Depository in accordance with the Rules, to issue a Record of Depositors, as at the latest date which is reasonably practicable which shall in any event be not less than three market days before the general meeting (hereinafter referred to as "the General Meeting Record of Depositors"). The General Meeting Record of Depositors shall be the final record of all the Depositors who shall be deemed to be the registered holders of ordinary shares of the Company eligible to be present and vote at such meetings. (3) Subject to the Securities Industry (Central Depositories)(Foreign Ownership) Regulations 1996 (where applicable), a Depositor shall not be regarded as a Member entitled to attend any general meeting and to speak and vote thereat unless his name appears in the General Meeting Record of Depositors.

Article No.	Existing Articles	Amended Articles
71.	**Chairman's casting vote** 71. In the case of equality of votes, whether on a show of hands or on a poll, the Chairman of the Meeting at which the show of hands takes place or at which the poll is demanded shall ~~not~~ be entitled to a casting vote.	**Chairman's casting vote** 71. In the case of equality of votes, whether on a show of hands or on a poll, the Chairman of the Meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.
74. (A)	**Voting rights on members** 74.(A) Subject to these Articles and to any special rights or restrictions as to voting attached to any class of shares hereinafter issued on a show of hands every Member who is present at a General Meeting in person or by proxy or attorney or in the case of a corporation by a representative shall have one vote and on a poll every such Member shall have one vote for every share of which he is the holder.	**Voting rights of members** 74.(A) Subject to these Articles and to any special rights or restrictions as to voting attached to any class of shares hereinafter issued on a show of hands every Member who is present at a General Meeting in person or by proxy or attorney or in the case of a corporation by a representative shall have one vote and on a poll every such Member shall have one vote for every share of which he is the holder.
77.	**Rights to vote** 77. Subject to the provisions of these Articles and in particular, Article 59A, every Member shall be entitled to be present and to vote at any General Meeting either personally or by proxy or by attorney or in the case of a corporation by a representative and to be reckoned in a quorum in respect of ~~shares fully paid and in respect of partly paid shares where calls are not due and unpaid~~ any share or shares upon which all calls due to the Company have been paid.	**Rights to vote** 77. Subject to the provisions of these Articles and in particular, Article 59A, every Member shall be entitled to be present and to vote at any General Meeting either personally or by proxy or by attorney or in the case of a corporation by a representative and to be reckoned in a quorum in respect of any share or shares upon which all calls due to the Company have been paid.
80A.	**Appointment of proxies** 80A. Where a member of the Company is an authorised nominee as defined under the ~~Securities Industry (~~Central Depositories Act~~) 1991,~~ it may appoint at least one proxy in respect of each S~~s~~ecurities A~~a~~ccount it holds with ordinary shares of the Company standing to the credit of the said S~~s~~ecurities A~~a~~ccount.	**Appointment of proxies** 80A. Where a member of the Company is an authorised nominee as defined under the Central Depositories Act it may appoint at least one proxy in respect of each Securities Account it holds with ordinary shares of the Company standing to the credit of the said Securities Account.

Article No.	Existing Articles	Amended Articles
83.	**Form of proxies** 83. An instrument appointing a proxy shall be in the following form with such variations if any as circumstances may require or in such other form as the Directors may accept and shall be deemed to include the right to demand or join in demanding a poll: "I/We,......... of........ a Member/Members of the abovenamed Company hereby appoint ....of........... or whom failing.......... of............. as my/our proxy to vote for me/us and on my/our behalf at the (Annual, Extraordinary or Adjourned, as the case may be) General Meeting of the Company to be held on the .... day of...........2019................. and at every adjournment thereof. Signed this............ day of ....2019...	**Form of proxies** 83. An instrument appointing a proxy shall be in the following form with such variations if any as circumstances may require or in such other form as the Directors may accept and shall be deemed to include the right to demand or join in demanding a poll: "I/We,......... of........ a Member/Members of the abovenamed Company hereby appoint ....of........... or whom failing.......... of............. as my/our proxy to vote for me/us and on my/our behalf at the (Annual, Extraordinary or Adjourned, as the case may be) General Meeting of the Company to be held on the .... day of...........20 .... and at every adjournment thereof. Signed this............ day of ....20..........
87.	**Directors** 87. The Directors of the Company as at the date of the most recent amendment to adoption of these Articles are Tan Sri Lim Kok Thay, Tun Mohammed Hanif bin Omar, Tan Sri Mohd Amin bin Osman, Dato' Dr. R. Thillainathan, Mr Quah Chek Tin, Dato' Paduka Nik Hashim bin Nik Yusoff, Tan Sri Dr. Lin See Yan and Mr Chin Kwai Yoong. Tan Sri Lim Goh Tong, Tun Mohammed Hanif bin Omar, Dato' Lim Kok Thay, Mr Quah Chek Tin, Encik Nik Hashim bin Nik Yusoff, Tan Sri Mohd Amin bin Osman and Tan Sri Gunn Chit Tuan.	**Directors** 87. The Directors of the Company as at the date of the most recent amendment to these Articles are Tan Sri Lim Kok Thay, Tun Mohammed Hanif bin Omar, Tan Sri Mohd Amin bin Osman, Dato' Dr. R. Thillainathan, Mr Quah Chek Tin, Dato' Paduka Nik Hashim bin Nik Yusoff, Tan Sri Dr. Lin See Yan and Mr Chin Kwai Yoong.

Article No.	Existing Articles	Amended Articles
92.	**<u>Power of directors to hold office of profit and to contract with Company</u>** 92. Other than the office of Auditor, a Director may hold any other office or place of profit under the Company and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. No Director or intending Director shall be disqualified by his office from contracting or entering into any arrangement with the Company either as vendor, purchaser or otherwise nor shall such contract or arrangement or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason only of such Director holding that office or of the fiduciary relation thereby established but every Director shall observe the provision of Section 131 of the Act relating to the disclosure of the interest of the Directors in contracts or proposed contracts with the Company or of any office or property held by a Director which might create duties or interest in conflict with his duties or interests as a Director. No Director shall as a Director vote in respect of any contract, arrangement or transaction <u>or proposed contract, arrangement or transaction</u> in which he is so interested whether directly or indirectly as aforesaid and if he does so vote his vote shall not be counted but this prohibition as to voting shall not apply to any contract by or on behalf of the Company to give to the Directors or any of them any security by way of any lawful indemnity or to any allotment of shares in or debentures of the Company to any Director, or to any contract, arrangement or transaction <u>or proposed contract, arrangement or transaction</u> where the Director is interested merely as a shareholder or a director of another company or both.	**<u>Power of directors to hold office of profit and to contract with Company</u>** 92. Other than the office of Auditor, a Director may hold any other office or place of profit under the Company and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. No Director or intending Director shall be disqualified by his office from contracting or entering into any arrangement with the Company either as vendor, purchaser or otherwise nor shall such contract or arrangement or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason only of such Director holding that office or of the fiduciary relation thereby established but every Director shall observe the provision of Section 131 of the Act relating to the disclosure of the interest of the Directors in contracts or proposed contracts with the Company or of any office or property held by a Director which might create duties or interest in conflict with his duties or interests as a Director. No Director shall as a Director vote in respect of any contract, arrangement or transaction or proposed contract, arrangement or transaction in which he is so interested whether directly or indirectly as aforesaid and if he does so vote his vote shall not be counted but this prohibition as to voting shall not apply to any contract by or on behalf of the Company to give to the Directors or any of them any security by way of any lawful indemnity or to any allotment of shares in or debentures of the Company to any Director, or to any contract, arrangement or transaction or proposed contract, arrangement or transaction where the Director is interested merely as a shareholder or a director of another company or both.

Article No.	Existing Articles	Amended Articles
98.	**Vacation of office of Director** 98. The office of a Director shall be vacated in any one of the following events namely: (e) if he ~~be found lunatic or~~ becomes of unsound mind during his term of office; (fg) ~~if he is absent for more than 50% of the total Board of Directors' meetings held during a financial year without reasonable cause subject to the approval of the Kuala Lumpur Stock Exchange or if he be absent from meetings of the Directors for a continuous period of six months without leave from the Directors and the Directors resolve that his office be vacated.~~ if he be removed by the Company in General Meeting pursuant to these Articles; or (g) if he becomes bankrupt during his term of office.	**Vacation of office of Director** 98. The office of a Director shall be vacated in any one of the following events namely: (e) if he becomes of unsound mind during his term of office; (f) If he be removed by the Company in General Meeting pursuant to these Articles; or (g) if he becomes bankrupt during his term of office.
102.	**Notice of intention to appoint Director** 102. No person other than a Director retiring at the Meeting shall unless recommended by the Directors for ~~appointment~~ election be eligible for election as a Director at any General Meeting unless not less than eleven clear days before the day appointed for the Meeting there shall have been left at the Office notice in writing signed by some Member duly qualified to attend and vote at the Meeting for which such notice is given of his intention to propose such person for election and also notice in writing duly signed by the nominee giving his consent to the nomination and signifying his candidature for the office or the intention of such Member to propose him. Provided that in the case of a person recommended by the Directors for election nine clear days' notice only shall be necessary and notice of each and every candidate for election shall be served on all Members at least seven clear days prior to the Meeting at which the election is to take place.	**Notice of intention to appoint Director** 102. No person other than a Director retiring at the Meeting shall unless recommended by the Directors for election be eligible for election as a Director at any General Meeting unless not less than eleven clear days before the day appointed for the Meeting there shall have been left at the Office notice in writing signed by some Member duly qualified to attend and vote at the Meeting for which such notice is given of his intention to propose such person for election and also notice in writing duly signed by the nominee giving his consent to the nomination and signifying his candidature for the office or the intention of such Member to propose him. Provided that in the case of a person recommended by the Directors for election nine clear days' notice only shall be necessary and notice of each and every candidate for election shall be served on all Members at least seven clear days prior to the Meeting at which the election is to take place.

Article No.	Existing Articles	Amended Articles
105. (2)	**Alternate Directors** (2) An Alternate Director shall (subject to his giving to the Company an address in Malaysia ~~the Territory~~) be entitled to receive notices of all meetings of the Directors and to attend and vote at such meetings at which the Director appointing him is not personally present and generally to perform all functions of his appointor as a Director in his absence.	**Alternate Directors** (2) An Alternate Director shall (subject to his giving to the Company an address in Malaysia) be entitled to receive notices of all meetings of the Directors and to attend and vote at such meetings at which the Director appointing him is not personally present and generally to perform all functions of his appointor as a Director in his absence.
106.	**Form of appointment of Alternate Director** 106. Any appointment of an alternate for a Director shall be made in the following form, or as near thereto as circumstances will admit:- I, the undersigned, a Director of .... hereby appoint .... of .... to act as Alternate Director of the said Company in my place but this appointment is to have effect only where necessary upon the same being approved by a majority of the other Directors of the Company or their alternates or substitutes. Dated this .... day .... 20~~19~~	**Form of appointment of Alternate Director** 106. Any appointment of an alternate for a Director shall be made in the following form, or as near thereto as circumstances will admit:- I, the undersigned, a Director of .... hereby appoint .... of .... to act as Alternate Director of the said Company in my place but this appointment is to have effect only where necessary upon the same being approved by a majority of the other Directors of the Company or their alternates or substitutes. Dated this .... day .... 20 ....
108. (1) (a)	**Meeting of Directors** (1) (a) The Directors may meet together for the despatch of business adjourn or otherwise regulate their meetings as they think fit. Subject to the provisions of these Articles, questions arising at any meeting shall be determined by a majority of votes and in case of an equality of votes the Chairman of the meeting shall have a second or casting vote except when only two Directors are present and form a quorum or at which only two Directors are competent to vote ~~in~~ on the question at issue, in which event the Chairman shall not have a casting vote and the question arising at the meeting shall be deemed to have been lost or not carried.	**Meeting of Directors** (1) (a) The Directors may meet together for the despatch of business adjourn or otherwise regulate their meetings as they think fit. Subject to the provisions of these Articles, questions arising at any meeting shall be determined by a majority of votes and in case of an equality of votes the Chairman of the meeting shall have a second or casting vote except when only two Directors are present and form a quorum or at which only two Directors are competent to vote on the question at issue, in which event the Chairman shall not have a casting vote and the question arising at the meeting shall be deemed to have been lost or not carried.

Article No.	Existing Articles	Amended Articles
111.	<u>**Proceedings in case of vacancies**</u> 111. The continuing Directors may act notwithstanding any vacancies but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling up such vacancies or of summoning General Meetings of the Company but not<u>, except in an emergency,</u> for any other purpose. If there be no Directors or Director able or willing to act, then any two Members may summon a General Meeting for the purpose of appointing Directors.	<u>**Proceedings in case of vacancies**</u> 111. The continuing Directors may act notwithstanding any vacancies but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling up such vacancies or of summoning General Meetings of the Company but not, except in an emergency, for any other purpose. If there be no Directors or Director able or willing to act, then any two Members may summon a General Meeting for the purpose of appointing Directors.
117.	<u>**General Power of Directors to manage Company's business**</u> 117. The management of the business of the Company shall be vested in the Directors who (in addition to the powers and authorities by these Articles or otherwise expressly conferred upon them) may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by the Act expressly directed or required to be exercised or done by the Company in General Meeting but subject nevertheless to the provisions of the Act and of these Articles and to any regulations from time to time made by the Company in General Meeting provided that no regulations so made shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made and in particular and without prejudice to the generality of the foregoing the Directors may at their discretion exercise every borrowing power vested in the Company by its Memorandum of Association or permitted by law together with collateral power of hypothecating the assets of the Company including any uncalled or called but unpaid capital, provided that<u>, subject to the Act,</u> any sale or disposal by the Directors of a substantial portion of the Company's main undertaking shall be subject to approval <u>or ratification</u> by the Members in General Meeting.	<u>**General Power of Directors to manage Company's business**</u> 117. The management of the business of the Company shall be vested in the Directors who (in addition to the powers and authorities by these Articles or otherwise expressly conferred upon them) may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by the Act expressly directed or required to be exercised or done by the Company in General Meeting but subject nevertheless to the provisions of the Act and of these Articles and to any regulations from time to time made by the Company in General Meeting provided that no regulations so made shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made and in particular and without prejudice to the generality of the foregoing the Directors may at their discretion exercise every borrowing power vested in the Company by its Memorandum of Association or permitted by law together with collateral power of hypothecating the assets of the Company including any uncalled or called but unpaid capital, provided that, subject to the Act, any sale or disposal by the Directors of a substantial portion of the Company's main undertaking shall be subject to approval or ratification by the Members in General Meeting.

Article No.	Existing Articles	Amended Articles
118.	**Power to establish local boards** 118. The Directors may establish any local boards or agencies for managing any affairs of the Company either in Malaysia ~~the Territory~~ or elsewhere and may appoint any persons to be members of such local boards or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorise and discretions vested in the Directors, with power to subdelegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit and the Directors may remove any person so appointed, and may annul or vary any such delegation but no person acting in good faith and without notice of any such annulment or variation shall be affected thereby.	**Power to establish local boards** 118. The Directors may establish any local boards or agencies for managing any affairs of the Company either in Malaysia or elsewhere and may appoint any persons to be members of such local boards or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorise and discretions vested in the Directors, with power to subdelegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit and the Directors may remove any person so appointed, and may annul or vary any such delegation but no person acting in good faith and without notice of any such annulment or variation shall be affected thereby.
122.	**Directors' borrowing power** 122. The Directors may exercise all the powers of the Company to borrow or raise money from time to time for the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of such sums by~~, and to~~ mortgage or charge upon all or any part of the ~~its~~ undertaking, property or assets of the Company (both present and future including its ~~and~~ uncalled capital for the time being~~, or any part thereto, and to~~ or by the issue of bonds, notes, debentures, debenture stock and other securities (whether at par or at a discount or premium) ~~whether outright or as security for any debt, liability or obligation of the Company or of its related Companies only~~ or otherwise as they may think fit.	**Directors' borrowing power** 122. The Directors may exercise all the powers of the Company to borrow or raise money from time to time for the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of such sums by mortgage or charge upon all or any part of the undertaking, property or assets of the Company (both present and future) including its uncalled capital for the time being or by the issue of bonds, notes, debentures, debenture stock and other securities (whether at par or at a discount or premium) or otherwise as they may think fit.

END

Article No:	Existing Articles	Amended Articles
148.	**Presentation of accounts** 148. In accordance with the provisions of the Act and any extension of time allowed by the Registrar of Companies and any Stock Estock exchange upon which the Company is listed, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. Whenever so required, the interval between the close of a financial year of the Company and the issue of annual audited accounts, the Directors' and Auditors' Reports for purposes of filing with the Stock Estock exchange on which the Company is listed shall not exceed four months.	**Presentation of accounts** 148. In accordance with the provisions of the Act and any extension of time allowed by the Registrar of Companies and any stock exchange upon which the Company is listed, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. Whenever so required, the interval between the close of a financial year of the Company and the issue of annual audited accounts, the Directors' and Auditors' Reports for purposes of filing with the stock exchange on which the Company is listed shall not exceed four months.
150.	**Accounts to Sstock Eexchange** 150. The requisite number of copies of each such document as is referred to in the preceding Article shall be forwarded to the Sstock Eexchanges upon which the Company may be listed at the same time as such documents are sent to the Members.	**Accounts to stock exchange** 150. The requisite number of copies of each such document as is referred to in the preceding Article shall be forwarded to the stock exchange upon which the Company may be listed at the same time as such documents are sent to the Members.
167. (7)	**Effect of the Listing Requirements** 167. (7) For the purpose of this Article, unless the context otherwise requires, "Listing Requirements" means the Listing Requirements of Kuala Lumpur Stock Exchange of Bursa Malaysia Securities Berhad including any amendments to the Listing Requirements that may be made from time to time.	**Effect of the Listing Requirements** 167. (7) For the purpose of this Article, unless the context otherwise requires, "Listing Requirements" means the Listing Requirements of Bursa Malaysia Securities Berhad including any amendments to the Listing Requirements that may be made from time to time.

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